The registrant is submitting this draft registration statement confidentially as an “emerging growth company” pursuant to

Section 6(e) of the Securities Act of 1933

As submitted to the Securities and Exchange Commission on November 9, 2012

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM S-11

FOR REGISTRATION UNDER THE

SECURITIES ACT OF

1933 OF SECURITIES

OF CERTAIN REAL ESTATE COMPANIES

Trade Street Residential, Inc.

(Exact name of registrant as specified in governing instruments)

19950 West Country Club Drive, Suite 800

Aventura, Florida 33180

(786) 248-5200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael D. Baumann

Chairman and Chief Executive Officer

19950 West Country Club Drive, Suite 800

Aventura, Florida 33180

(786) 248-5200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John A. Good, Esq. Amanda R. Poe, Esq. Bass, Berry & Sims PLC The Tower at Peabody Place, Suite 900 Memphis, Tennessee 38103 Phone: (901) 543-5900 Facsimile: (888) 543-4644	Daniel M. LeBey, Esq. David S. Freed, Esq. Hunton & Williams LLP Riverfront Tower, East Plaza 951 E. Byrd Street Richmond, Virginia 23919 Phone: (804) 788-8200 Facsimile: (804) 788-8218

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of this prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(1)
Common Stock, $0.01 par value per share	$	$

(1)	Estimated solely for the purpose of determining the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.
(2)	Includes the offering price of shares of common stock that may be purchased by the underwriters upon the exercise of their over-allotment option.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated November 9, 2012

PRELIMINARY PROSPECTUS

Shares of Common Stock

We are a full service, vertically integrated, self-administered and self-managed Maryland corporation focused on acquiring, owning, operating and managing conveniently located, garden-style and mid-rise apartment communities in mid-sized cities and suburban submarkets of larger cities primarily in the southeastern United States, including Texas.

We have elected to be taxed as a real estate investment trust, or REIT, for U.S. federal income tax purposes. Shares of our capital stock are subject to restrictions on ownership and transfer that are intended to assist us in maintaining our qualification as a REIT. See “Description of Stock—Restrictions on Ownership and Transfer.”

We are selling                      shares of our common stock at a public offering price of $         per share. Our common stock currently trades in the OTC Pink market under the symbol “TSRE.” The last reported sale price of our common stock on the OTC Pink market on November 8, 2012 was $0.09 per share, or $         per share after giving effect to a             -for-             reverse stock split we intend to effect prior to the completion of this offering.

We intend to apply to list our common stock on the NASDAQ Global Market, or the NASDAQ, under the symbol “TSRE.”

We are an “emerging growth company” under the federal securities laws and as such we have elected to comply with certain reduced public company reporting requirements in this prospectus and in future filings.

Investing in our common stock involves risks. Before investing, you should carefully read the section entitled “Risk Factors” beginning on page 13 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

We have granted the underwriters a 30-day option to purchase up to an additional                      shares of common stock from us on the same terms and conditions as set forth above to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The shares of common stock sold in this offering will be ready for delivery on or about                  ,             .

Sandler O’Neill + Partners, L.P.

The date of this prospectus is                  ,             .

You should rely only upon the information contained in this prospectus and any free writing prospectus prepared by us in connection with this offering. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely upon it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, as our business, financial condition, liquidity, results of operations, funds from operations or prospects may have changed since such date.

ii

PROSPECTUS SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including the section entitled “Risk Factors” and the financial statements, including the related notes thereto, appearing elsewhere in this prospectus before making an investment decision.

Until June 1, 2012, the registrant conducted business as Feldman Mall Properties, Inc. Immediately prior to the recapitalization transaction described below, the registrant held a single land asset having minimal value and conducted no operations. On June 1, 2012, the registrant completed a reverse recapitalization transaction, or the recapitalization, more fully described below under “Recapitalization Transaction” and elsewhere in this prospectus under the caption “Business and Properties—Recapitalization Transaction.” In the recapitalization, the registrant acquired certain assets from Trade Street Property Fund I, LP and BCOM Real Estate Fund, LLC, which we collectively refer to as the “Trade Street Funds,” and Trade Street Capital, LLC, or Trade Street Capital, in exchange for shares of the registrant’s common and preferred stock and common and preferred units in a newly formed operating partnership known as Trade Street Operating Partnership, LP. The registrant also changed its name to “Trade Street Residential, Inc.” and the registrant’s current senior management took over day-to-day management of our company. The registrant’s business is a continuation of the multifamily residential real estate investment and management businesses of the Trade Street Funds and Trade Street Capital, which we collectively refer to as Trade Street Company. References to “Trade Street Company” do not refer to a legal entity, but instead refer to a combination of certain real estate entities and management operations based on common ownership and control by the Trade Street Funds and Trade Street Capital. For accounting purposes Trade Street Company is the accounting acquirer in the recapitalization.

Except where the context indicates otherwise, references in this prospectus to the “registrant,” “we,” “us,” “our” and “our company” refer to Trade Street Residential, Inc. together with its consolidated subsidiaries, including our operating partnership, after the date of the recapitalization. References to “Feldman” refer to Feldman Mall Properties, Inc. and its consolidated subsidiaries prior to the date of the recapitalization. Except where the context otherwise requires, the description of our business prior to the date of the recapitalization refers to the multifamily residential real estate investment and management business and platform that was contributed to our operating partnership in the recapitalization.

Prior to the completion of this offering, we intend to effect a             -for-             reverse stock split of our common stock and the common units of limited partnership interest in our operating partnership, or common units. Except where the context indicates otherwise, all common stock and common unit numbers and per common share data in this prospectus have been adjusted to give effect to the             -for-             reverse stock split. Unless otherwise indicated, the information in this prospectus assumes no exercise by the underwriters of the over-allotment option described on the front cover page of this prospectus.

Overview

We are a full service, vertically integrated, self-administered and self-managed Maryland corporation focused on acquiring, owning, operating and managing conveniently located, garden-style and mid-rise apartment communities in mid-sized cities and suburban submarkets of larger cities primarily in the southeastern United States, including Texas. We elected to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2004. We seek to own and operate apartment communities in cities that have:

•	a stable work force comprised of a large number of “echo boomers,” which is typically understood to include people born after 1977 and before 1997, combined with positive net population migration;

•	a diverse mix of employers providing primarily assembly, distribution, technical, non-service related and other well-paying jobs;

•	a favorable cost of living;

•	reduced competition from larger multifamily REITs and large institutional real estate investors who tend to focus on select coastal and gateway markets; and

•	a limited supply of new housing and new apartment construction.

We currently own and operate 13 apartment communities containing 2,978 apartment units in Florida, Georgia, Kentucky, North Carolina, Tennessee and Texas. We refer to these apartment communities throughout this prospectus as our “Operating Properties.” As of June 30, 2012, the weighted average occupancy rate for our Operating Properties was 93.6% and the weighted average monthly effective rent per occupied apartment unit at our Operating Properties was $778. Our apartment communities are characterized by attractive features including substantial landscaping, well-maintained exteriors and high quality interior finishes, and amenities such as swimming pools, clubhouses, fitness facilities and controlled-access gated entrances.

In addition, we own three parcels of land that are zoned for multifamily development, which we refer to throughout this prospectus as our “Land Investments.” Our Land Investments have undergone varying degrees of pre-construction development, such as partial completion of grading, installation of streets and partial development of site and architectural plans; however, we have not begun construction of apartment units on any of the Land Investments. We intend primarily to complete development of our Land Investments in unconsolidated joint ventures with highly-qualified regional and/or national third party developers when market and demographic trends favor the delivery of additional multifamily units in the markets where our Land Investments are located. However, in certain limited instances where our board determines that the benefits significantly outweigh the risks, we may develop additional apartment units ourselves utilizing our debt and equity capital resources. We intend to add scale in our current markets through acquisitions and selective development of new apartment communities. We may also opportunistically pursue acquisitions and selective development of apartment communities in other geographic regions and markets that possess economic, demographic and other characteristics similar to our existing markets.

We currently have 72 employees who provide property management, maintenance, landscaping, construction management and accounting services. Our senior management team consists of Michael D. Baumann, our Chairman and Chief Executive Officer, Bert Lopez, our Chief Financial Officer and Chief Operating Officer, and Ryan Hanks, our Chief Investment Officer. Each member of our senior management team was a principal at Trade Street Capital prior to our recapitalization. Mr. Baumann has developed and/or acquired in excess of $1.0 billion of multifamily residential properties over his 25-year career. Mr. Hanks has overseen the acquisition of in excess of 11,600 apartment units with an aggregate value of approximately $1.4 billion over his 10-year career. We intend to take advantage of Mr. Baumann’s and Mr. Hanks’s substantial experience and extensive network of relationships in the multifamily real estate sector to execute our growth strategy.

Our Business Opportunity

We believe that economic and demographic drivers for multifamily housing in our markets will remain strong for the foreseeable future. Since 2008, the multifamily housing market has experienced high demand, strong occupancies and rising rental rates. New household formations, stricter mortgage underwriting standards, population growth and a changing attitude away from home ownership continue to drive growth in the multifamily housing market.

Multifamily building permits are currently being issued at levels substantially below historical levels. According to the United States Census Bureau, or the Census Bureau, in 2011, the number of multifamily permits was approximately 45% of the number in 2005 (the peak year over the past decade), while trends over the past three years continue to fall well below this decade’s average of 332,000 permits per year. Furthermore, the continued tightening of new construction financing will likely result in a limited supply of new apartment units. Reduced levels of new apartment construction, coupled with increased demand for rental apartment units, should permit us to maintain high occupancy rates at our apartment communities and to increase our rental rates.

We believe that changing attitudes regarding home ownership and changing underwriting standards imposed by mortgage lenders will continue to drive Americans to rent apartments rather than purchase homes. Following the housing crisis and resulting economic downturn of 2008 and 2009, home values in the United States declined precipitously, resulting in many Americans no longer viewing their homes as stable, appreciating assets tantamount to savings and leading many of them to choose to rent rather than own homes. The decline in home values has been coupled with a substantial tightening of lending standards by mortgage lenders in the United States. According to the Office of the Comptroller of the Currency, 40% of banks surveyed tightened their lending standards in 2011 over the previous year, versus 8% who reported easing lending standards. Since 2008, mortgage lenders have more stringently scrutinized the incomes and employment status of prospective home buyers and have required larger down payments and more ongoing scrutiny of borrowers.

Furthermore, certain demographic factors should continue to positively influence demand for existing apartment units. According to the Census Bureau, there are currently approximately 80 million echo boomers (those born after 1977 and before 1997) in the United States. In 2010, echo boomers surpassed baby boomers (those born after 1946 and before 1965) to become the United States’ largest generation and currently account for one-quarter of the United States’ population. Echo boomers are generally well educated, career-oriented and mobile, and many echo boomers carry significant amounts of student loan debt. These factors contribute to the high propensity of echo boomers to rent apartments rather than buy homes.

According to the Census Bureau, Texas, Florida and North Carolina were the three states experiencing the highest positive net population migration between 2010 and 2011, with Tennessee and Georgia ranking seventh and eighth, respectively. These states are generally recognized as having a lower cost of living, better climates and higher quality of life as compared to other markets. Because all but one of our Operating Properties are located in these five states, the migration between states should continue to drive apartment demand in our markets.

Finally, the trend among institutional apartment owners and the public multifamily REITs toward increasing their exposure to select coastal and gateway markets should create a significant opportunity for us to purchase apartment communities at attractive prices in mid-sized cities and suburban submarkets of larger cities. Thus, as a public multifamily REIT with an experienced management team and a lower cost of capital, we believe we can compete effectively relative to the private owners and operators in such markets, who we believe are more likely to be fragmented and less capitalized.

Our Strengths

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Experienced Management Team. Our senior management team, led by Mr. Baumann, our Chairman and Chief Executive Officer, Mr. Lopez, our Chief Financial Officer and Chief Operating Officer, and Mr. Hanks, our Chief Investment Officer, has significant experience in acquiring, owning, operating and managing commercial real estate, specifically apartment communities. Over the last 10 years our senior management team has had the primary responsibility of overseeing the acquisition, ownership and management of 25 multifamily communities consisting of more than 10,000 apartment units in our target markets, including our Operating Properties, since their acquisitions by the Trade Street Funds. Mr. Baumann has developed and/or acquired in excess of $1.0 billion of multifamily residential projects over his 25-year career. Mr. Hanks has overseen the acquisition of in excess of 11,600 apartment units with aggregate value of approximately $1.4 billion over his 10-year career. Mr. Lopez has over 10 years of experience serving as the chief financial officer of a public company.

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Strategic Focus on Markets with Strong Multifamily Housing Fundamentals. Our Operating Properties are located in mid-sized cities and suburban submarkets of larger cities primarily in the southeastern United States, including Texas. Our existing and target markets are characterized by low unemployment, a diversified base of employers, prospects for continued job growth, lower cost of living and positive net population migration from other states. Our strategic focus on acquiring apartment communities in mid-sized markets with strong economic and demographic drivers differentiates us from the majority of multifamily REITs, who we believe are more focused on select coastal and gateway markets.

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Attractive Acquisition Opportunities Provided by Extensive Relationships Across the Multifamily Industry. Over the course of their careers, Messrs. Baumann and Hanks have developed an extensive network of relationships with institutional investment managers and private operators and developers throughout the multifamily industry. These relationships provide us access to an ongoing pipeline of acquisition opportunities in our target markets, many of which are “off-market” transactions that do not involve an open competitive bidding process, thereby allowing us to achieve lower acquisition costs. We acquired approximately 70% of our Operating Properties in such off-market transactions.

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Stable Portfolio of High Quality Properties. Our Operating Properties consist of conveniently located, garden-style and mid-rise apartment communities in mid-sized cities and suburban submarkets of larger cities that typically offer attractive amenities such as swimming pools, clubhouses, fitness facilities and controlled-access gated entrances.

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Strong Acquisition Pipeline. We are currently evaluating and discussing with                  prospective sellers the potential acquisition of approximately                  additional apartment communities containing approximately              units with an estimated aggregate acquisition price of approximately $         million. While there can be no assurance that we will acquire the properties that we are evaluating, we expect to acquire              properties over the next             quarters. We believe that our track record of apartment acquisitions, when combined with a greater access to capital due to our being a listed REIT and our ability to acquire properties on a tax-deferred basis in exchange for common units in our operating partnership, will provide us with numerous additional quality acquisition opportunities in the near term.

Our Business Objectives and Strategies

Our primary business objective is to maximize stockholder value by increasing cash flows at our existing properties, acquiring additional properties in our existing markets and in other strategic markets, and selectively pursuing development opportunities. We intend to achieve this objective by executing the following strategies:

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Maintain Disciplined Focus on Mid-Sized Markets. We intend to maintain a disciplined investment focus on mid-sized cities and suburban submarkets of larger cities with strong economic and demographic drivers, reduced competition from larger multifamily REITs and limited supply of new housing and apartment construction. We conduct a top down demographic analysis of our target markets that includes review of near-term prospects for job growth given expansion or relocation of major employers, and evaluation of positive net migration trends or recent population increases. We also evaluate new multifamily building permits and construction starts to determine new supply trends.

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Intensely Manage Our Apartment Communities to Maintain Market Competitiveness and Cost Efficiency. Upon the closing of this offering, we will manage all of our Operating Properties. Our senior management team has a “hands-on” approach to property management, which includes real-time communication with resident managers, frequent property visits, substantial investment in aesthetics and amenities and attention to operating costs. Our senior management team has overseen significant improvements at our Operating Properties that have added landscaping, exterior facelifts, renovation of common areas such as clubhouses and refurbishment of apartment interiors. We believe that by presenting attractive, aesthetically pleasing interiors and exteriors combined with modern amenities, our apartment communities have a competitive edge in our markets compared to other apartment communities owned by lesser capitalized operators.

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Utilize Our Relationships and Industry Knowledge to Acquire High Yielding Properties in Our Target Markets. We will seek to acquire additional apartment communities in our existing markets in order to build scale, utilizing our acquisition experience and leveraging our local management resources in those markets. We believe adding scale in our existing markets will increase our operating efficiency, produce cost savings, enhance our market knowledge and strengthen our ability to be a market leader in each of our markets.

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Selectively Dispose of Fully Stabilized Assets to Redeploy Capital in Higher Growth Investments. We will actively manage our portfolio to increase cash flow through the sale of fully stabilized assets to redeploy capital into higher yielding investments. We will also actively seek to improve our average age and asset quality in our target markets or exit markets that we deem as non-strategic going forward.

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Selectively Acquire Development Sites and Utilize Our Current Land Investments for the Future Development of Multifamily Communities in Our Target Markets. Our senior management team has extensive experience in developing multifamily properties. We intend to continue utilizing our management team’s knowledge, experience and relationships to increase stockholder value by selectively pursuing development opportunities in our target markets. Primarily, we will seek development opportunities through unconsolidated joint ventures with highly-qualified regional and/or national third party developers in markets where demographic trends favor the delivery of additional multifamily units. However, in certain limited instances where our board determines that the benefits significantly outweigh the risks, we may develop additional apartment units ourselves utilizing our debt and equity capital resources. Our Land Investments were acquired by the Trade Street Funds in anticipation of their future development by the Trade Street Funds and contributed to our operating partnership in the recapitalization.

Our Properties

As of June 30, 2012, our Operating Properties consisted of 13 apartment communities. The following table provides certain information with respect to our Operating Properties owned as of June 30, 2012.

Property Name	Location	Primary Employer (1)	Year Built/ Renovated (2)	Date Acquired	Number of Units	Average Unit Size (Sq. Ft.)	Average Physical Occupancy (3)	Monthly Effective Rent per Occupied Unit (4)

Arbors River Oaks	Memphis, TN	FedEx	1990/2010	06/09/2010	191	1,136	96.2%	$972
Beckanna on Glenwood	Raleigh, NC	State of NC Government	1963/2006	13/31/2011	254	729	94.8%	$706
Fontaine Woods(5)	Chattanooga, TN	BlueCross/BlueShield	1981/2011	05/09/2011	263	1,006	96.5%	$690
Lakeshore on the Hill	Chattanooga, TN	BlueCross/BlueShield	1969/2005	12/14/2010	123	1,168	91.3%	$804
Merce	Addison, TX	Bearing Point Inc.	1991/2007	10/31/2011	114	653	96.0%	$742
Oak Reserve at Winter Park	Winter Park, FL	Walt Disney Company	1972/ 2007	09/21/2008	142	834	90.2%	$810
Park at Fox Trails	Plano, TX	Bearing Point Inc.	1981	12/06/2011	286	960	91.4%	$767
Post Oak	Louisville, KY	United Parcel Service	1982/2005	07/28/2011	126	847	96.3%	$683
Terraces at River Oak	San Antonio, TX	USAA	PI: 1982 PII: 1983	12/21/2011	314	1,015	95.9%	$742
The Estates at Mill Creek(6)	Buford, GA	Delta Airlines	2001	11/02/2010	259	1,232	95.5%	$902
The Estates at Perimeter(7)	Augusta, GA	U.S. Army	2007	09/01/2010	240	1,109	91.4%	$978
The Pointe at Canyon Ridge	Sandy Springs, GA	Delta Airlines	1986/2007	09/18/2008	494	1,065	90.2%	$679
The Trails at Signal Mountain	Chattanooga, TN	BlueCross/BlueShield	1975	05/26/2011	172	1,185	94.4%	$765

Total/Weighted Average					2,978	984	93.6%	$778

(1)	Represents the largest employer by number of employees within a 25 mile radius of where the apartment property is located.
(2)	The extent of the renovations included within the term “renovated” depends on the individual property, but “renovated” generally refers to the replacement of siding, roof, wood, windows or boilers, updating of gutter systems, renovation of leasing centers and interior rehabilitation, including updated appliances, countertops, vinyl plank flooring, fixtures, fans and lighting, or some combination thereof.
(3)	Average physical occupancy represents the average, for the six months ended June 30, 2012, of the total number of units occupied at each property during the period divided by the total number of units at each property.
(4)	Monthly effective rent per occupied unit is equal to the average of (i) gross monthly rent minus any leasing discounts offered for our tenants for each month in the six month period ended June 30, 2012, (ii) divided by the total number of occupied units during each month included in such period. Discounts include concessions, discounted employee units and model units. These discounts may be offered from time-to-time for various reasons, including to assist with the initial lease-up of a newly developed property or as a response to a property’s local market economics. Total concessions for all of our Operating Properties for the year ended December 31, 2011 were $948,541 and for the six months ended June 30, 2012 were $861,648. As of June 30, 2012, excluding discounted employee and model units, the average discount per unit as a percentage of rent was 6.1%.
(5)	We own a 70% ownership interest in this property through a consolidated joint venture.
(6)	This property is currently under contract to be sold. The purchase price is $27.5 million and closing is scheduled to occur on November 16, 2012. In connection with this transaction, the buyer will assume a $19.1 million mortgage loan that bears interest at a fixed rate of 4.67% per annum and matures on November 1, 2020.
(7)	We own a 50% interest in this property through an unconsolidated joint venture.

In addition, as of June 30, 2012, our Land Investments consisted of the parcels described in the table below, upon which we anticipate developing multifamily properties in the future, when market and demographic trends favor the delivery of additional multifamily units to the markets where the respective Land Investments are located.

Property Name	Location	Potential Use		Number of Planned Units		Acreage
Venetian	Fort Meyers, FL	Apartments	(1)	436		23.0 acres
Midlothian Town Center – East	Midlothian, VA	Apartments	(2)	238	(2)	8.4 acres
The Estates at Maitland	Maitland, FL	Apartments	(3)	421	(3)	6.1 acres

(1)	Venetian was acquired from an insolvent developer after construction began. The site currently has improvements, including a partially completed clubhouse, building pads, roads and utilities on Phase I of the development.
(2)	Midlothian Town Center - East is currently approved for 246 apartment units and 10,800 square feet of retail space, including a parking deck structure. The project is currently going through a site plan modification process in Chesterfield County that will allow the development of 238 apartment units, 10,800 square feet of retail space and the elimination of the parking deck structure.
(3)	The Estates at Maitland is currently approved for a maximum of 300 apartment units and 20,000 square feet of retail space. The City of Maitland changed its zoning code allowing a higher density in May 2012. The municipal development agreement is currently being modified to include 421 units and 10,000 square feet of retail space.

Acquisition Criteria

The acquisitions we choose to pursue are based on a series of strict and concise criteria that discourage us from pursuing investments in properties that do not coincide with our overall business plan and strategy. These criteria include generally investing in properties that:

•	are garden-style or mid-rise apartments;

•	fall within our target size of 150 to 500 units and are valued, either individually or as a portfolio acquisition, between $10 million and $50 million;

•	are located within close proximity to large and stable employment bases within our target markets and have a high degree of visibility;

•	produce an attractive cash on cash yield that is accretive to funds from operations per share; and

•	are less than ten years old, or can justify an older age based on differentiating and value-added characteristics.

Recapitalization Transaction

Until June 1, 2012, we conducted business as Feldman Mall Properties, Inc., a Maryland corporation that elected to be taxed as a REIT for U.S. federal income tax purposes commencing with its taxable year ended December 31, 2004, and which immediately prior to the recapitalization transaction held a single land asset having minimal value and conducted no operations. Feldman was formed and completed its initial public offering in 2004. In connection with Feldman’s initial public offering, it completed a simultaneous series of formation transactions that resulted in its acquisition of three regional malls and related assets. After the initial public offering and formation transactions, Feldman acquired additional mall properties outright and through joint ventures with institutional investors. Due to the deep recession that began in late 2007, the financial performance of these mall properties was significantly adversely affected. In 2008, Feldman’s common stock was delisted by the New York Stock Exchange, Feldman ceased being a reporting company with the Securities and Exchange Commission, or the SEC, and Feldman’s entire senior management team left the company, after which the then-current Feldman board of directors engaged Brandywine Financial Services Corporation, or Brandywine, to manage the company. From 2008 until June 1, 2012, Feldman sold or otherwise disposed of all of its mall properties and retained a single parcel of land having minimal value.

In April 2012, Feldman entered into a contribution agreement with the Trade Street Funds and Trade Street Capital providing for the recapitalization. The recapitalization was completed on June 1, 2012, at which time the board of directors of Feldman was reconstituted, Feldman changed its name to “Trade Street Residential, Inc.” and our current senior management team took over day-to-day management of the company from Brandywine. After the recapitalization, our business is a continuation of the multifamily residential real estate investment and management business of the Trade Street Funds and Trade Street Capital that were contributed to the company in the recapitalization. All of the dollar values for the common stock and common units issued in the recapitalization and set forth below are calculated on a pre-reverse stock split basis and assume a value per share/unit value of our common stock and common units of $0.12, which was the price negotiated by the parties at the time of the recapitalization. In connection with the recapitalization:

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The Trade Street Funds contributed to our operating partnership all of their respective interests in the entities that own the Operating Properties and our Land Investments. In exchange for the Operating Properties and the Land Investments, Feldman issued an aggregate of 509,546,444 shares of common stock (                 shares after giving effect to the reverse stock split) and 173,326 shares of Class A preferred stock to the Trade Street Funds. Each share of Class A preferred stock has a liquidation preference of $100.00 per share, has no voting rights, is entitled to a preferential annual distribution equal to 1.0% of the liquidation preference per share, which distribution rate increases to 2.0% on June 1, 2014 and 3.0% on June 1, 2015, is convertible into shares of our common stock at such time as all of the Land Investments have been developed and stabilized at a conversion ratio equal to the liquidation preference (as adjusted for certain decreases in value, if any, below June 1, 2012 levels) divided by the average market price of our common stock for the 20 trading days immediately preceding conversion, and is redeemable by us in our sole discretion for cash equal to the liquidation preference per share plus accrued but unpaid distributions at any time after June 1, 2019. The aggregate value of the shares of common stock and shares of Class A preferred stock issued to the Trade Street Funds in the recapitalization was $78,478,173. In addition, a joint venture partner in one of the Operating Properties contributed to our operating partnership all of its interest in the entity that owns such Operating Property in exchange for an aggregate of 7,930,223 shares of our common stock (                 shares after giving effect to the reverse stock split) having an aggregate value of $951,627.

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Feldman issued to stockholders of record as of May 17, 2012, as a special distribution, warrants to purchase an aggregate of 20,882,196 shares of common stock (                 shares after giving effect to the reverse stock split), which warrants are exercisable for a period of two years following listing of our common stock on a national securities exchange at an exercise price of $0.144 per share, subject to adjustment for any other stock splits, stock distributions and other capital changes. After giving effect to the reverse stock split, the exercise price of these warrants will be $        .

•

Feldman declared a special distribution payable to stockholders of record as of May 17, 2012, in an amount equal to $0.05 per share, payable on the earlier of (A) five business days after the date Feldman sold the retained parcel of land referred to above and commonly known as the “Northgate Parcel” or (B) July 16, 2012. The distribution was to be payable in cash only to the extent of net proceeds from the sale of the Northgate Parcel prior to July 16, 2012, with the balance payable in shares of common stock, with the number of shares equal to the quotient of the aggregate distribution not paid in cash divided by $0.12 per share. As the Northgate Parcel was not sold prior to July 16, 2012, we issued an aggregate of 6,351,030 shares of common stock on July 16, 2012 to the stockholders entitled to be paid the special distribution.

•

Feldman issued 750,000 shares of common stock (                 shares after giving effect to the reverse stock split) having a value of $90,000 to Brandywine as payment in full of a termination payment due upon termination of the management services agreement between Feldman and Brandywine.

•

Our operating partnership issued 532,719,146 common units (                 common units after giving effect to the reverse stock split) to our company, which equals the number of shares of our common stock outstanding immediately after the recapitalization, and 173,326 Class A preferred units to our company, which equals the number of shares of Class A preferred stock outstanding immediately after the recapitalization. After the recapitalization, all of our assets are held by, and all of our operations are conducted by, our operating partnership and its subsidiaries in a traditional umbrella partnership REIT, or UPREIT, structure.

•

Trade Street Adviser GP, Inc., Trade Street Capital and Mr. Baumann and his wife contributed to our operating partnership all of their ownership interests in Trade Street Investment Adviser, LLLP and TS Manager, LLC in exchange for (i) 81,919,848 common units (            common units after giving effect to the reverse stock split)

having an aggregate value of $9,830,382, (ii) 98,304 Class B preferred units having an aggregate value of $9,830,400, and (iii) 98,304 Class C preferred units having an aggregate value of $9,830,400. The common units are redeemable at the option of the holder at any time after June 1, 2013 for a cash price per common unit equal to the average closing price of our common stock for the 20 trading days prior to the delivery of the notice of redemption by the holder, or, at our election, for shares of our common stock on a one-for-one basis. The Class B preferred units and Class C preferred units each have a liquidation preference of $100.00 per unit. In addition, the Class B preferred units and Class C preferred units are each entitled to cumulative annual distributions equal to 1.5% of the liquidation preference per share, payable quarterly. The Class B preferred units and Class C preferred units are convertible into common units beginning June 1, 2013 and June 1, 2014, respectively, at a conversion rate equal to the sum of (A) the liquidation preference per unit, (B) an additional 3.0% per annum of the liquidation preference per unit, and (C) any unpaid accumulated distributions; divided by, generally, the average closing price of our common stock for the 20 trading days prior to the date of conversion.

•	Trade Street Capital contributed its property management company, Trade Street Property Management, LLC, to our operating partnership for no additional consideration.

•

In connection with the recapitalization, each of the Trade Street Funds formed a Delaware statutory trust and adopted a plan of liquidation and executed a liquidating trust agreement in order to effectuate its dissolution and liquidation. Pursuant to the terms of the liquidation documentation, all of the assets of the Trade Street Funds not contributed to us in the recapitalization, as well as the shares of our common stock and preferred stock issued by Feldman to the Trade Street Funds in the recapitalization, were contributed to each fund’s respective liquidating trust. Upon completion of the dissolution and liquidation of each of the Trade Street Funds, the trustees of the liquidating trusts will distribute the assets held in the liquidating trusts, including the shares of common stock and preferred stock, to the respective partners and members of the Trade Street Funds, all of which are pension funds, in accordance with the governing documents of the Trade Street Funds.

After completion of the recapitalization on June 1, 2012, we are a full service, vertically integrated, self-administered and self-managed corporation operating as a REIT for U.S. federal income tax purposes. All of our employees are employed by, and all of our operations are conducted through, our operating partnership. As of the date of this prospectus, we own approximately     % of the common units and none of the Class B preferred units or Class C preferred units in our operating partnership.

Summary Risk Factors

An investment in our common stock involves various risks, and prospective investors are urged to carefully consider the matters discussed under “Risk Factors” prior to making an investment in our shares of common stock. These risks include, but are not limited to:

•

Our portfolio of properties consists primarily of apartment communities concentrated in certain markets and any adverse developments in local economic conditions or the demand for apartment units in these markets may negatively impact our operating results.

•	Adverse economic conditions may negatively affect our returns and profitability and, as a result, our ability to make distributions to our stockholders.

•	Our senior management team has limited experience managing a REIT and no experience managing a publicly traded company.

•	We depend on key personnel and the loss of their full service could adversely affect us.

•	Our growth will depend upon future acquisitions of multifamily apartment communities, and we may be unable to complete acquisitions on advantageous terms or acquisitions may not perform as we expect.

•

A component of our strategy is to selectively develop or redevelop properties, including our Land Investments, which could expose us to various risks associates with development activities that could adversely affect our profitability.

•	Increased competition and increased affordability of residential homes could limit our ability to retain our residents, lease apartment units or increase or maintain rents.

•	We depend on residents for revenue, and vacancies, resident defaults or lease terminations may adversely affect our operations and cause the value of your investment to decline.

•	A change in the United States government policy with regard to Fannie Mae and Freddie Mac could impact our financial condition.

•

The cash available for distribution to our stockholders may not be sufficient to pay distributions at expected levels, and we cannot assure you of our ability to make or increase distributions in the future.

•

Differences between the book value of the assets acquired in our recapitalization and the price paid for our common stock will result in an immediate and material dilution in the book value of our common stock.

•	Our charter and bylaws, the partnership agreement of our operating partnership and Maryland law contain provisions that may delay, defer or prevent a change of control transaction.

•	Our debt obligations outstanding upon completion of this offering will reduce our cash available for distribution and may expose us to the risk of default.

•	If we fail to maintain our qualification as a REIT, our operations and distributions to stockholders would be adversely impacted.

Our REIT Status

We have elected to be treated as a REIT for U.S. federal income tax purposes. To maintain our REIT qualification, we must meet a number of organizational and operational requirements, including a requirement that we annually distribute to our stockholders at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains. As a REIT, we generally are not subject to federal income tax on our REIT taxable income that we currently distribute to our stockholders. If we fail to maintain our status as a REIT in any taxable year, we will be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Even if we qualify for taxation as a REIT, we may be subject to federal, state and local taxes on all or a portion of our income, and we will be subject to state and local taxes on our property. In addition, the income of any taxable REIT subsidiary that we own will be subject to taxation at regular corporate rates. See “Material U.S. Federal Income Tax Considerations.”

Restrictions on Ownership and Transfer of Our Capital Stock

With certain exceptions, our charter authorizes our board of directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. Due to the limitations on the concentration of ownership of stock imposed by the Internal Revenue Code of 1986, as amended, or the Code, our charter generally prohibits any person (unless exempted by our board of directors) from actually, beneficially or constructively owning more than 9.8% (in value or in number of shares of common stock, whichever is more restrictive) of our outstanding shares of common stock or more than 9.8% (in value or in number of shares of capital stock, whichever is more restrictive) of our outstanding shares of capital stock. See “Description of Stock—Restrictions on Ownership and Transfer.” These restrictions on transfer and ownership will not apply if our board of directors determines that it is no longer in our best interests to maintain our qualification as a REIT. Our board of directors may also determine that compliance with any restriction or limitation on stock ownership and transfers is not required for REIT qualification. Our board of directors has granted a waiver to the Trade Street Funds of the common stock and capital stock ownership limitations in our charter, but is not obligated to grant waivers in the future.

Our Distribution Policy

On                 , 2012, we declared a dividend for the period from                 , 2012 through                 , 2012, of $         per share ($         per share as adjusted for the reverse stock split to be effected prior to the completion of this offering), payable on             , 2012 to stockholders of record as of                 , 2012. Based on the amount of this                                      dividend, as adjusted for the reverse stock split, our current quarterly dividend rate is $        per share, and our current annual dividend rate is $         per share, or     %, based on                     . We intend to continue to pay quarterly dividends so as to satisfy the distribution requirements applicable to REITs and to eliminate or minimize our obligation to pay income or excise taxes. All dividends will be determined by our board of directors in its sole discretion out of funds legally available therefor and will be based on a variety of factors including our operating results and financial condition, internal cash flow projections, requirements of Maryland law, requirements for qualification as a REIT for U.S. federal income tax purposes and such other factors as our board of directors deems to be relevant.

Our Financing Policy

We expect to fund property acquisitions initially through a combination of any cash available from offering proceeds and traditional mortgage financing. Where possible, we also anticipate using common units issued by our operating partnership to acquire properties from existing owners seeking tax-deferred transactions. In addition, we may use a number of different sources to finance our acquisitions and operations, including cash provided by operations, secured and unsecured debt, issuance of debt securities, perpetual and non-perpetual preferred stock, additional common equity issuances, letters of credit or any combination of these sources, to the extent available to us, or other sources that may become available from time to time. We also may take advantage of joint venture or other partnering opportunities as such opportunities arise in order to acquire properties that would otherwise be unavailable to us. We may use the proceeds of our borrowings to acquire assets, to refinance existing debt or for general corporate purposes.

We do not have a policy limiting the amount of debt that we may incur, although we target a ratio of average long-term debt-to-market capitalization of                     , although we may exceed these levels from time to time as we complete acquisitions. Our charter and bylaws do not limit the amount or percentage of indebtedness that we may incur. Our board of directors may from time to time modify our debt policy in light of then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general conditions in the market for debt and equity securities, fluctuations in the market price of our common stock, growth and acquisition opportunities and other factors. Accordingly, our board of directors may increase our indebtedness beyond the policy limits described above. If these policies were changed, we could become more highly leveraged, resulting in an increased risk of default on our obligations and a related increase in debt service requirements that could adversely affect our financial condition and results of operations and our ability to pay dividends to our stockholders.

As of                     , on a pro forma basis after giving effect to this offering and the use of the net proceeds therefrom, we had approximately $         million of outstanding indebtedness with a weighted average debt maturity of approximately      years and a weighted average interest rate of     % per annum. Our overall leverage will depend on our investments and the cost of leverage.

Our Corporate Information

Our principal executive office is located at 19950 West Country Club Drive, Suite 800, Aventura, Florida 33180. Our telephone number is (786) 248-5200. We maintain an Internet site at www.tradestreetresidential.com. The information located on, or accessible from, our website is not, and shall not be deemed to be, a part of this prospectus or incorporated into any other filings that we make with the SEC.

Our Status as an Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. We will remain an emerging growth company until the earlier of:

•

the last day of the fiscal year (i) following the fifth anniversary of the completion of this offering, (ii) in which we have total annual gross revenue of at least $1.0 billion, or (iii) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th; and

•	the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

THE OFFERING

Common stock offered by us . . . . . . . . . . . . . . .	shares of common stock (1)

Common stock to be outstanding after this offering . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	shares of common stock (1)(2)

Use of proceeds . . . . . . . . . . . . . . . . . . . . . . . . .

We estimate that the net proceeds of this offering, after deducting the underwriting discounts and commissions and estimated expenses payable by us, will be approximately $         million, or approximately $         million if the underwriters’ over-allotment option is exercised in full. We intend to use the net proceeds of this offering to fund future acquisitions, to fund predevelopment activities on our Land Investments and for general corporate and working capital purposes, which may include the repayment of indebtedness and the funding of capital improvements at our apartment communities.

Risk factors . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	An investment in our common stock involves risks. You should carefully read and consider the risks discussed under the caption “Risk Factors” beginning on page 13 and all other information in this prospectus before investing in shares of our common stock.

Proposed NASDAQ symbol . . . . . . . . . . . . . . . .	“TSRE”

(1)	Excludes up to shares of common stock that may be issued by us upon exercise of the underwriters’ over-allotment option.
(2)	Includes shares of common stock issuable upon redemption of an equivalent number of common units in our operating partnership, which are redeemable for cash or, at our option, shares of our common stock on a one-for-one basis beginning on June 1, 2013. Share numbers reflect the -for- reverse stock split that will be effected prior to the completion of this offering. Excludes (a) shares of our Class A preferred stock, which may be convertible into shares of our common stock upon the occurrence of certain events, (b) Class A preferred units, which automatically convert into common units upon conversion of shares of Class A preferred stock into shares of common stock, (c) Class B preferred units, which are convertible into common units beginning on June 1, 2013, (d) Class C preferred units, which are convertible into common units beginning on June 1, 2014, (e) shares of our common stock that may be issued upon the exercise of warrants issued in connection with our recapitalization, which are exercisable for a period of two years following listing of our common stock on a national securities exchange at an exercise price of $ per share, on a post-reverse stock split basis, (f) shares of common stock underlying LTIP units to be granted to certain of our officers and directors upon completion of this offering and (g) shares of our common stock available for issuance in the future under the Trade Street Residential, Inc. Equity Incentive Plan, or our Equity Incentive Plan. See “Shares Eligible for Future Sale—Conversion Rights” and “Executive Compensation—Equity Incentive Plan.”

RISK FACTORS

An investment in our common stock involves risks. In addition to other information in this prospectus, you should carefully consider the following risks before investing in our common stock. The occurrence of any of the following risks could materially and adversely affect our business, prospects, financial condition, results of operations and our ability to make cash distributions to our stockholders, which could cause you to lose all or a significant portion of your investment in our common stock. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Our Business and Operations

Our portfolio of properties consists primarily of apartment communities concentrated in certain markets and any adverse developments in local economic conditions or the demand for apartment units in these markets may negatively impact our operating results.

Our portfolio of properties consists primarily of apartment communities geographically concentrated in Florida, Georgia, Kentucky, North Carolina, Tennessee and Texas. These markets comprised 4.6%, 35.0%, 4.3%, 7.7%, 26.6% and 22.7%, respectively, of our rental revenue for the six months ended June 30, 2012. As such, we are susceptible to local economic conditions and the supply of and demand for apartment units in these markets. If there is a downturn in the economy or an oversupply of or decrease in demand for apartment units in these markets, our business could be materially adversely affected to a greater extent than if we owned a real estate portfolio that was more diversified in terms of both geography and industry focus.

Adverse economic conditions may negatively affect our returns and profitability and, as a result, our ability to make distributions to our stockholders.

Our operating results may be affected by market and economic challenges, which may negatively affect our returns and profitability and, as a result, our ability to make distributions to our stockholders. These market and economic challenges include, but are not limited to, the following:

•

any future downturn in the U.S. economy and the related reduction in spending, reduced home prices and high unemployment may result in tenant defaults under leases, vacancies at our apartment communities and concessions or reduced rental rates under new leases due to reduced demand;

•

the rate of household formation or population growth in our markets or a continued or exacerbated economic slow-down experienced by the local economies where our properties are located or by the real estate industry generally may result in changes in supply of or demand for apartment units in our markets; and

•

the failure of the real estate market to attract the same level of capital investment in the future that it attracts at the time of our purchases or a reduction in the number of companies seeking to acquire properties may result in the value of our investments not appreciating or decreasing significantly below the amount we pay for these investments.

The length and severity of any economic slow-down or downturn cannot be predicted. Our operations and, as a result, our ability to make distributions to our stockholders could be negatively affected to the extent that an economic slow-down or downturn is prolonged or becomes severe.

We depend on residents for revenue, and vacancies, resident defaults or lease terminations may adversely affect our operations and cause the value of your investment to decline.

The success of our investments depends upon the occupancy levels, rental revenue and operating expenses of our apartment communities. Our revenues may be adversely affected by the general or local economic climate, local real estate considerations (such as oversupply of or reduced demand for apartment units), the perception by prospective residents of the safety, convenience and attractiveness of the areas in which our apartment communities are located (including the quality of local schools and other amenities) and increased operating costs (including real estate taxes and utilities).

Vacancy rates may increase in the future and we may be unable to lease vacant units or renew expiring leases on attractive terms, or at all, and we may be required to offer reduced rental rates or other concessions to residents. Our revenues may be lower as a result of lower occupancy rates, increased turnover, reduced rental rates, increased economic concessions and potential increases in uncollectible rent. In addition, we will continue to incur expenses, including maintenance costs, insurance costs and property taxes, even though a property maintains a high vacancy rate. Our financial performance will suffer if our revenues decrease or our costs increase as a result of this trend.

The underlying value of our properties and our ability to make distributions to you will depend upon our ability to lease our available apartment units and the ability of our residents to generate enough income to pay their rents in a timely manner. Our residents’ inability to pay rents may be impacted by employment and other constraints on their personal finances, including debts, purchases and other factors. Upon a resident default, we will attempt to remove the resident from the premises and re-lease the unit as promptly as possible. Our ability and the time required to evict a resident, however, will depend on applicable law. Substantially all of the leases for our properties are short-term leases (generally, one year or less in duration). As a result, our rental income and our cash flow are impacted by declines in market conditions more quickly than if our leases were for longer terms.

A change in the United States government policy with regard to Fannie Mae and Freddie Mac could impact our financial condition.

Fannie Mae and Freddie Mac are a major source of financing for the multifamily residential real estate sector. We and other multifamily companies depend heavily on Fannie Mae and Freddie Mac to finance growth by purchasing or guarantying apartment loans. In February 2011, the Obama Administration released a report to Congress which included options, among others, to gradually shrink and eventually shut down Fannie Mae and Freddie Mac. We do not know when or if Fannie Mae or Freddie Mac will restrict their support of lending to the multifamily industry or to us in particular. A final decision by the government to eliminate Fannie Mae or Freddie Mac, or reduce their acquisitions or guarantees of multifamily residential mortgage loans, may adversely affect interest rates, capital availability and our ability to refinance our existing mortgage obligations as they come due and obtain additional long-term financing for the acquisition of additional multifamily apartment communities on favorable terms or at all.

If we are not able to cost-effectively maximize the life of our properties, we may incur greater than anticipated capital expenditure costs, which may adversely affect our ability to make distributions to our stockholders.

As of June 30, 2012, the average age of our apartment communities was approximately 29 years, not accounting for renovations. While the majority of our properties have undergone substantial renovations by prior owners since they were constructed, older properties may carry certain risks including unanticipated repair costs associated with older properties, increased maintenance costs as older properties continue to age, and cost overruns due to the need for special materials and/or fixtures specific to older properties. Although we take a proactive approach to property preservation, utilizing a preventative maintenance plan, and selective improvements that mitigate the cost impact of maintaining exterior building features and aging building components, if we are not able to cost-effectively maximize the life of our properties, we may incur greater than anticipated capital expenditure costs which may adversely affect our ability to make distributions to our stockholders.

Our senior management team has limited experience managing a REIT and no experience managing a publicly traded company.

Prior to our recapitalization, our senior management team had not managed a REIT, and the experience of our senior management team in managing a REIT is limited to the time since June 1, 2012. Moreover, Messrs. Baumann and Hanks have no experience managing a publicly traded company, and Mr. Lopez has no experience managing a publicly traded REIT. We cannot assure you that the past experience of our senior management team will be sufficient to successfully operate our company as a REIT or a publicly traded company, including the requirements to timely meet disclosure requirements of the SEC, and comply with the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act.

Because we are a relatively small company, the requirements of being a public company, including compliance with the reporting requirements of the Securities Exchange Act of 1934, as amended, and the requirements of the Sarbanes-Oxley Act of 2002, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company with listed equity securities, we will need to comply with new laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act, related regulations of the SEC, including compliance with the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the requirements of the NASDAQ, with which we were not required to comply as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of time of our board of directors and management and will significantly increase our costs and expenses. We will need to:

•	institute a more comprehensive compliance function;

•

design, establish, evaluate and maintain a system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the related rules and regulations of the SEC and the Public Company Accounting Oversight Board, or the PCAOB;

•	comply with rules promulgated by the NASDAQ;

•	prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

•	establish new internal policies, such as those relating to disclosure controls and procedures and insider trading;

•	involve and retain to a greater degree outside counsel and accountants in the above activities; and

•	establish an investor relations function.

If our profitability is adversely affected because of these additional costs, it could have a negative effect on the trading price of our common stock.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

In April 2012, President Obama signed into law the JOBS Act. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for “emerging growth companies,” including certain requirements relating to accounting standards and compensation disclosure. We are classified as an emerging growth company. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to:

•	provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act;

•	comply with any new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies;

•

comply with any new requirements adopted by the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

•	comply with any new audit rules adopted by the PCAOB after April 5, 2012 unless the SEC determines otherwise;

•	provide certain disclosure regarding executive compensation required of larger public companies; or

•	hold stockholder advisory votes on executive compensation.

In connection with certain audits and reviews of our financial statements, our independent registered public accounting firm identified and reported misstatements to management requiring adjustments in order to present our financial statements in conformity with accounting principles generally accepted in the United States of America, or GAAP. Some of these adjustments were deemed to be the result of internal control deficiencies that constituted a material weakness in our internal control over financial reporting. If one or more material weaknesses recur or if we fail to remediate the identified material weakness, and establish and maintain effective internal control over financial reporting, our ability to accurately report our financial results could be adversely affected.

Prior to the completion of this offering, we were not a public reporting company and had limited accounting personnel and systems to adequately execute accounting processes and limited other supervisory resources with which to address internal control over financial reporting. As such, our internal controls may not be sufficient to ensure that (1) all transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP, and (2) the design and execution of our controls has consistently resulted in effective review of our financial statements and supervision by individuals with financial reporting oversight roles. As a result of these factors, certain material misstatements in our historical consolidated financial statements were discovered and brought to the attention of our management by our independent registered public accounting firm for correction. We and our independent registered public accounting firm concluded that these control deficiencies constituted a material weakness in our control environment. A material weakness is a control deficiency, or a combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The control deficiencies described above, at varying degrees of severity, contributed to the material weakness in the control environment as further described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Controls and Procedures.”

We are not currently required to comply with the SEC’s rules implementing Section 404 of the Sarbanes-Oxley Act and are, therefore, not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public reporting company, we will be required to comply with the SEC’s rules implementing Section 302 of the Sarbanes-Oxley Act, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. We will not be required to make our first assessment of our internal control over financial reporting until the year following the first annual report required to be filed with the SEC after the completion of this offering. To comply with the requirements of being a public reporting company, we may need to implement additional financial and management controls, reporting systems and procedures and hire additional accounting and finance staff.

Our efforts to develop and maintain our internal controls may not be successful, and we may be unable to maintain effective controls over our financial processes and reporting in the future and comply with the applicable certification and reporting obligations under Sections 302 and 404 of the Sarbanes-Oxley Act. Further, our remediation efforts may not enable us to remedy or avoid material weaknesses or significant deficiencies in the future. Any failure to remediate deficiencies and to develop or maintain effective controls, or any difficulties encountered in our implementation or improvement of our internal controls over financial reporting could result in material misstatements that are not prevented or detected on a timely basis, which could potentially subject us to sanctions or investigations by the SEC, the securities exchange on which our securities are listed or other regulatory authorities. Ineffective internal controls could also cause investors to lose confidence in our reported financial information. As a result, the market value of our common stock could decline and you could lose some or all of your investment.

We depend on key personnel and the loss of their full service could adversely affect us.

Our success depends to a significant degree upon the continued contributions of certain key personnel including, but not limited to, Messrs. Baumann, Lopez and Hanks, whose continued service is not guaranteed, and each of whom would be difficult to replace. Prior to the completion of this offering, we will enter into employment agreements with Messrs. Baumann, Lopez and Hanks, they may nevertheless cease to provide services to us at any time. If any of our key personnel were to cease employment with us, our operating results could suffer.

Our ability to retain members of our management team or to attract suitable replacements should any members of our management team leave is dependent on the competitive nature of the employment market. The loss of services from key members of our management team or a limitation in their availability to provide their full service to us could adversely impact our financial condition and cash flows. Further, such a loss could be negatively perceived in the capital markets.

We also believe that, as we expand, our future success depends, in large part, upon our ability to hire and retain highly skilled managerial, investment, financing, operational and marketing personnel. Competition for such personnel may be intense, and we cannot assure you that we will be successful in attracting and retaining such skilled personnel.

Our growth will depend upon future acquisitions of multifamily apartment communities, and we may be unable to complete acquisitions on advantageous terms or acquisitions may not perform as we expect.

Our growth will depend upon future acquisitions of multifamily apartment communities, which entails various risks, including risks that our investments may not perform as we expect. Further, we will face competition for attractive investment opportunities from other real estate investors, including local real estate investors and developers, as well as other multifamily REITs, income-oriented non-traded REITs, and private real estate fund managers, and these competitors may have greater financial resources than us and a greater ability to borrow funds to acquire properties. This competition will increase as investments in real estate become increasingly attractive relative to other forms of investment. As a result of competition, we may be unable to acquire additional properties as we desire or the purchase price may be significantly elevated. In addition, our acquisition activities pose the following risks to our ongoing operations:

•	we may not achieve the increased occupancy, cost savings and operational efficiencies projected at the time of acquiring a property;

•	management may incur significant costs and expend significant resources evaluating and negotiating potential acquisitions, including those that we subsequently are unable to complete;

•	we may acquire properties that are not initially accretive to our results upon acquisition, and we may not successfully manage and operate those properties to meet our expectations;

•	we may acquire properties outside of our existing markets where we are less familiar with local economic and market conditions;

•	some properties may be worth less or may generate less revenue than, or simply not perform as well as, we believed at the time of the acquisition;

•	we may be unable to obtain financing for acquisitions on favorable terms or at all;

•	we may spend more than budgeted to make necessary improvements or renovations to acquired properties; and

•

we may acquire properties without any recourse, or with only limited recourse, for liabilities, whether known or unknown, such as clean-up of environmental contamination, claims by tenants, vendors or other persons against the former owners of the properties, and claims for indemnification by general partners, trustees, officers, and others indemnified by the former owners of the properties.

Our growth depends on external sources of capital that are outside of our control, which may affect our ability to take advantage of strategic opportunities, satisfy debt obligations and make distributions to our stockholders.

In order to maintain our qualification as a REIT, we are generally required under the Code to distribute annually at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain. In addition, we will be subject to income tax at regular corporate rates to the extent that we distribute less than 100% of our net taxable income, including any net capital gains. Because of these distribution requirements, we may not be able to fund future capital needs, including any necessary acquisition financing, from operating cash flow. Consequently, we may rely on third-party sources to fund our capital needs. We may not be able to obtain financing on favorable terms or at all. Any additional debt we incur will increase our leverage. Our access to third-party sources of capital depends, in part, on:

•	general market conditions;

•	the market’s perception of our growth potential;

•	our current debt levels;

•	our current and expected future earnings;

•	our cash flow and cash distributions; and

•	the market price per share of our common stock.

If we cannot obtain capital from third-party sources, we may not be able to acquire properties when strategic opportunities exist, meet the capital and operating needs of our existing properties or satisfy our debt service obligations. Further, in order to meet the REIT distribution requirements and maintain our REIT status and to avoid the payment of income and excise taxes, we may need to borrow funds on a short-term basis even if the then-prevailing market conditions are not favorable for these borrowings. These short-term borrowing needs could result from differences in timing between the actual receipt of cash and inclusion of income for U.S. federal income tax purposes or the effect of non-deductible capital expenditures, the creation of reserves, certain restrictions on distributions under loan documents or required debt or amortization payments.

To the extent that capital is not available to acquire properties, profits may not be realized or their realization may be delayed, which could result in an earnings stream that is less predictable than some of our competitors and result in us not meeting our projected earnings and distributable cash flow levels in a particular reporting period. Failure to meet our projected earnings and distributable cash flow levels in a particular reporting period could have an adverse effect on our financial condition and on the market price of our common stock.

Increased competition and increased affordability of residential homes could limit our ability to retain our residents, lease apartment units or increase or maintain rents.

Our apartment communities compete with numerous housing alternatives in attracting residents, including other multifamily apartment communities and single-family rental homes, as well as owner-occupied single-family and multifamily homes. Competitive housing in a particular area and an increase in the affordability of owner-occupied single-family and multifamily homes due to, among other things, declining housing prices, mortgage interest rates and tax incentives and government programs to promote home ownership, could adversely affect our ability to retain residents, lease apartment units and increase or maintain rents. As a result, our financial condition, results of operations and cash flows could be adversely affected.

We may be subject to contingent or unknown liabilities related to properties or business that we have acquired or may acquire for which we may have limited or no recourse against the sellers.

The properties or businesses that we have acquired or may acquire, including our Operating Properties and the Land Investments, may be subject to unknown or contingent liabilities for which we have limited or no recourse against the sellers. Unknown liabilities might include liabilities for cleanup or remediation of undisclosed environmental conditions, claims of residents, vendors or other persons dealing with the entities prior to the acquisition of such property, tax liabilities, and accrued but unpaid liabilities whether incurred in the ordinary course of business or otherwise. Because many liabilities, including tax liabilities, may not be identified within such period, we may have no recourse against any of the owners from whom we acquire such properties for these liabilities. The existence of such liabilities could significantly adversely affect the value of the property subject to such liability. As a result, if a liability were asserted against us based on ownership of any of such properties, then we might have to pay substantial sums to settle it, which could adversely affect our cash flows.

The cash available for distribution to our stockholders may not be sufficient to pay distributions at expected levels, and we cannot assure you of our ability to make or increase distributions in the future.

As a REIT, we are required to distribute annually at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains. All distributions will be made at the discretion of our board of directors and will depend on our earnings, our financial condition, maintenance of our REIT qualification and other factors as our board of directors may deem relevant from time to time. We may not be able to make or increase distributions in the future. See “Distribution Policy” for a description of our distribution policy.

There can be no assurance that we will be able to pay or maintain cash distributions or that distributions will increase over time.

All distributions will be at the sole discretion of our board of directors and will depend upon our actual and projected financial condition, results of operations, cash flows, liquidity and funds from operations, or FFO, maintenance of our REIT qualification and such other matters as our board of directors may deem relevant from time to time. We may not be able to make distributions in the future or may need to fund such distributions from external sources, as to which no assurances can be given. In addition, we may choose to retain operating cash flow for investment purposes, working capital reserves or other purposes, and these retained funds, although increasing the value of our underlying assets, may not correspondingly increase the market price of our common stock. Our failure to meet the market’s expectations with regard to future cash distributions likely would adversely affect the market price of our common stock.

To the extent that our distributions represent a return of capital for tax purposes, stockholders could recognize an increased gain or a reduced loss upon subsequent sales of common stock.

Distributions in excess of our current and accumulated earnings and profits and not treated by us as a dividend will not be taxable to a U.S. stockholder to the extent those distributions do not exceed the stockholder’s adjusted tax basis in its common stock but instead will constitute a return of capital and will reduce the stockholder’s adjusted tax basis in its common stock. If distributions result in a reduction of a stockholder’s adjusted basis in such holder’s common stock, subsequent sales of such holder’s common stock potentially will result in recognition of an increased gain or reduced loss due to the reduction in such adjusted basis.

We face risks associated with land holdings and related activities.

We hold the Land Investments for future development and may in the future acquire additional land holdings. The risks inherent in purchasing, owning, and developing land increase as demand for apartments, or rental rates, decrease. Real estate markets are highly uncertain and, as a result, the value of undeveloped land has fluctuated significantly and may continue to fluctuate. In addition, carrying costs can be significant and can result in losses or reduced profitability. As a result, we hold the Land Investments, and may in the future acquire additional land, in our development pipeline at a cost we may not be able to fully recover or at a cost which precludes our developing a profitable multifamily apartment community. If there are subsequent changes in the fair value of our land holdings which we determine is less than the carrying basis of our land holdings reflected in our financial statements plus estimated costs to sell, we may be required to take future impairment charges which would reduce our net income and negatively impact the per share trading price of our common stock.

Our participation in joint ventures would create additional risks as compared to direct real estate investments, and the actions of our joint venture partners could adversely affect our operations or performance.

We may purchase properties jointly with other entities, including limited partnerships and limited liability companies, some of which may be unaffiliated with us. There are additional risks involved in these types of transactions as compared to other types of real estate investments, including, but not limited to, the risks that:

•

our joint venture partner in an investment might become bankrupt, which would mean that we and any other remaining joint venture partners would bear an unexpectedly large portion of the economic responsibilities associated with the joint venture;

•	our joint venture partner may at any time have economic or business interests or goals that are or which become inconsistent with our business interests or goals;

•	our joint venture partner may take action contrary to our instructions, our policies or our objectives, including our policy with respect to maintaining our qualification as a REIT;

•	joint venture agreements may restrict our ability to transfer our joint venture interest when we desire or on advantageous terms;

•

our joint venture partner may exercise buy-sell, put-call and other similar liquidity mechanisms that could require us to fund additional capital to buy out our joint venture partner’s interests or sell our interest to our joint venture partner at a price that we would consider to be less than optimal; and

•	we may in certain circumstances be liable for the actions of our joint venture partners.

Such investments could also have the potential risk of impasses on decisions, such as a sale, because, in certain situations, neither we nor our joint venture partner may have full control over the partnership or joint venture. Disputes between us and our joint venture partner may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and effort on our business. Consequently, actions by or disputes with joint venture partners might result in subjecting properties owned by the partnership or joint venture to additional risk. In addition, we may owe a fiduciary obligation to our partner in a joint venture transaction, which may make it more difficult to enforce our rights. We generally will seek to maintain sufficient control of our joint venture partnerships to permit us to achieve our business objectives; however, we may not be able to do so. Any of the above risks could adversely affect our financial condition, results of operations, cash flows, ability to pay distributions, and the market price of our shares of common stock.

Failure to succeed in new markets may have adverse consequences on our performance.

We may make acquisitions outside of our existing market areas if appropriate opportunities arise. We may be exposed to a variety of risks if we choose to enter new markets, including an inability to accurately evaluate local market conditions, to identify appropriate acquisition opportunities, to hire and retain key personnel, and a lack of familiarity with local governmental and permitting procedures. In addition, we may abandon opportunities to enter new markets that we have begun to explore for any reason and may, as a result, fail to recover expenses already incurred.

We may become subject to litigation or threatened litigation, which may divert management time and attention, require us to pay damages and expenses or restrict the operation of our business.

We may become subject to litigation as a result of our recapitalization if prior investors dispute the valuation of their respective interests, the adequacy of the consideration received by them in the recapitalization or the interpretation of the agreements implementing the recapitalization. Any such litigation could detract from management’s ability to operate our business or affect the availability or cost of some of our insurance coverage, which could adversely impact our results of operations and cash flows, expose us to increased risks that would be uninsured, and/or adversely impact our ability to attract officers and directors.

Uninsured losses or losses in excess of insurance coverage could adversely affect our financial condition.

We carry comprehensive general liability and property (including fire, extended coverage and rental loss) insurance covering all of the properties in our portfolio under a blanket insurance policy. We consider the policy specifications and insured limits to be in line with coverage customarily obtained by owners of similar properties and appropriate given the relative risk of loss and the cost of the coverage. However, our insurance coverage may not be sufficient to fully cover all of our losses. There are certain types of losses, such as lease and other contract claims, acts of war or terrorism, acts of God, and in some cases, earthquakes, hurricanes and flooding that generally are not insured because such coverage is not available or it is not available at commercially reasonable rates. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in the damaged property, as well as the anticipated future revenue from the property. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it impractical or undesirable to use insurance proceeds to replace a property after it has been damaged or destroyed. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged. Furthermore, we may not be able to obtain adequate insurance coverage at reasonable costs in the future, as the costs associated with property and casualty renewals may be higher than anticipated.

Underlying demographic characteristics and trends in our markets, which we expect will increase demand for apartments, may not result in higher rental rates and reduced vacancies.

Over the long term, we believe strong underlying demographic characteristics and trends in our markets as described in this prospectus under the section “Our Industry and Market Opportunity” will increase demand for our apartment units resulting in higher rental rates and reduced vacancies. In the event that this is not the case, our ability to effect our growth strategies could be adversely affected.

A component of our strategy is to selectively develop or redevelop properties, including our Land Investments, which could expose us to various risks associated with development activities that could adversely affect our profitability.

A component of our strategy is to selectively pursue development opportunities in our target markets, including developing our Land Investments. Primarily, we intend to develop apartment communities through unconsolidated joint ventures. To a limited extent, we may pursue development opportunities directly. Our development and redevelopment activities generally entail certain risks, including the following risks, the occurrence of which may reduce the funds available for distribution to our stockholders:

•

funds may be expended and management’s time devoted to projects that may not be completed due to a variety of factors including, without limitation, the inability to obtain necessary governmental approvals;

•	construction costs of a development project may exceed original estimates, possibly making the project economically unfeasible or the economic return on a property less than anticipated;

•	increased material and labor costs, problems with subcontractors, or other costs due to errors and omissions which occur in the development process;

•	projects may be delayed due to required governmental approvals, adverse weather conditions, labor shortages or other unforeseen complications;

•	occupancy rates and rents at a developed or redeveloped property may be less than anticipated; and

•	the operating expenses at a developed or redeveloped property may be higher than anticipated.

In general, we will have greater exposure to these risks to the extent we pursue development projects directly rather than through an unconsolidated joint venture.

Short-term leases expose us to the effects of declining market conditions.

Substantially all of the leases for our properties are short-term leases (generally, one year or less in duration). Our residents can leave after the end of their lease term without any penalty. As a result, our rental revenues may be impacted by declines in market conditions more quickly than if our leases were for longer terms. Moreover, high turnover in our resident base due to short term leases could result in higher turnover expense, which could adversely affect our results of operations and cash available for distribution.

Inflation or deflation may adversely affect our financial condition and results of operations.

Increased inflation could have an adverse impact on our general and administrative expenses, as these costs could increase at a rate higher than our rental revenue. In addition, if we incur variable rate debt in the future, inflation could have a negative impact on our mortgage and debt interest. Conversely, deflation could lead to downward pressure on rents and other sources of income.

Breaches of our data security could materially harm our business and reputation.

We collect and retain certain personal information provided by our tenants and employees. While we have implemented a variety of security measures to protect the confidentiality of this information and periodically review and improve our security measures, there can be no assurance that we will be able to prevent unauthorized access to this information. Any breach of our data security measures and loss of this information may result in legal liability and costs (including damages and penalties), as well as damage to our reputation, that could materially and adversely affect our business and financial performance.

Risks Related to Our Organization and Structure

As the parent of the sole general partner of our operating partnership, we have fiduciary duties which may result in conflicts of interest in representing your interests as stockholders of our company.

Upon completion of this offering, conflicts of interest could arise in the future as a result of the relationship between us, on one hand, and our operating partnership or any partner thereof, on the other. The sole general partner of our operating partnership is our wholly owned subsidiary, Trade Street OP GP, LLC. The general partner has fiduciary duties to the other limited partners in our operating partnership under Delaware law. At the same time, our directors and officers have duties to our company under Maryland law in connection with their management of our company. Our duties as the parent of the sole general partner of our operating partnership may come in conflict with the duties of our directors and officers to our company. In the event that a conflict of interest exists between the interests of our stockholders, on one hand, and the interests of the limited partners, on the other, we will endeavor in good faith to resolve the conflict in a manner not adverse to either our stockholders or the limited partners. The limited partnership agreement expressly provides that in the event of such a determination by us, as the parent of the sole general partner of our operating partnership, we shall not be liable to our operating partnership or any of the limited partners for monetary damages for losses sustained, liabilities incurred or benefits not derived by a limited partner in connection with such a decision as long as we, in our capacity as the parent of the sole general partner, acted in good faith.

Our common stock is subordinate as to distributions and payments upon liquidation to our Class A preferred stock and to our operating partnership’s Class B preferred units and Class C preferred units.

The rights of the holders of shares of our Class A preferred stock rank senior to the rights of the holders of shares of our common stock as to distributions and payments upon liquidation. Unless full cumulative distributions on our shares of Class A preferred stock for all past distribution periods have been declared and paid (or set apart for payment), we will not declare or pay distributions with respect to any shares of our common stock for any period. Upon liquidation, dissolution or winding up of our company, the holders of shares of our Class A preferred stock are entitled to receive a liquidation preference of $100 per share, plus all accrued but unpaid distributions, prior and in preference to any distribution to the holders of shares of our common stock or any other class of our equity securities. Additionally, due to our UPREIT structure, our ability to make distributions is dependent upon our receipt of distributions from our operating partnership in accordance with our ownership of common units of our operating partnership, which common units are subordinate as to distributions and payments upon liquidation to our operating partnership’s Class B preferred units and Class C preferred units. See “—Because of our UPREIT structure, we depend on our operating partnership and its subsidiaries for cash flow and we will be structurally subordinated in right of payment to the obligations of such operating partnership and its subsidiaries.” for further discussion of our UPREIT structure.

Our charter and bylaws, the partnership agreement of our operating partnership and Maryland law contain provisions that may delay, defer or prevent a change of control transaction.

Our charter contains a 9.8% ownership limit. Our charter, subject to certain exceptions, authorizes our board of directors to take such actions as are necessary and desirable to limit any person to beneficial or constructive ownership of no more than 9.8% in value or in number of shares, whichever is more restrictive, of any class or series of the outstanding shares of our capital stock. Our board of directors, in its sole discretion, may exempt a proposed transferee from the ownership limit. However, our board of directors may not grant an exemption from the ownership limit to any proposed transferee whose ownership of more than 9.8% of the value or number of our outstanding shares of our common stock could jeopardize our status as a REIT. The ownership limit contained in our charter and the restrictions on ownership of our common stock may delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders. See “Description of Securities—Restrictions on Ownership and Transfer.”

Our board of directors may create and issue additional classes or series of preferred stock without stockholder approval. Our board of directors is empowered under our charter to amend our charter to increase or decrease the aggregate number of shares of our common stock or the number of shares of stock of any class or series that we have authority to issue, to designate and issue from time to time one or more classes or series of preferred stock and to classify or reclassify any unissued shares of our common stock or preferred stock without stockholder approval. Our board of directors may determine the relative rights, preferences and privileges of any class or series of preferred stock issued. As a result, subject to the rights of holders of our Class A preferred stock, we may issue preferred stock with preferences, distributions, powers and rights, voting or otherwise, senior to the rights of holders of our common stock. The issuance of preferred stock could also have the effect of delaying or preventing a change of control transaction that might otherwise be in the best interests of our stockholders.

Certain provisions in the partnership agreement of our operating partnership may delay or prevent unsolicited acquisitions of us. Provisions in the partnership agreement of our operating partnership may delay or make more difficult unsolicited acquisitions of us or changes in our control. These provisions could discourage third parties from making proposals involving an unsolicited acquisition of us or change of our control, although some stockholders might consider such proposals, if made, desirable. These provisions include, among others:

•	redemption rights of qualifying parties;

•	transfer restrictions on our operating partnership units;

•	the ability of the general partner in some cases to amend the partnership agreement without the consent of the limited partners; and

•	the right of the limited partners to consent to transfers of the general partnership interest and mergers under specified circumstances.

Certain provisions of Maryland law could inhibit changes in control. Certain provisions of the Maryland General Corporation Law, or the MGCL, may have the effect of inhibiting a third party from making a proposal to acquire us or impeding a change of control under circumstances that otherwise could provide our stockholders with the opportunity to realize a premium over the then-prevailing market price of our common stock, including:

•

“business combination” provisions that, subject to limitations, prohibit certain business combinations between us and an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of the voting power of our shares or an affiliate thereof) for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter impose special appraisal rights and special stockholder voting requirements on these combinations; and

•

“control share” provisions that provide that “control shares” of our company (defined as shares which, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of “control shares”) have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

We have elected to opt out of these provisions of the MGCL, in the case of the business combination provisions of the MGCL, by resolution of our board of directors, and in the case of the control share provisions of the MGCL, pursuant to a provision in our bylaws. Our board of directors may by resolution elect to repeal the foregoing opt-outs from the business combination provisions of the MGCL and we may by amendment to our bylaws opt in to the control share provisions of the MGCL in the future.

Additionally, Title 8, Subtitle 3 of the MGCL, permits a Maryland corporation with a class of equity securities registered under the Exchange Act, without stockholder approval and regardless of what is currently provided in our charter or our bylaws, to implement takeover defenses, some of which (for example, a classified board) we do not currently have. These provisions may have the effect of inhibiting a third party from making an acquisition proposal for our company or of delaying, deferring or preventing a change in control of our company under circumstances that otherwise could provide the holders of our common stock with the opportunity to realize a premium over the then-current market price.

Our board of directors can take many actions without stockholder approval.

Our board of directors has overall authority to oversee our operations and determine our major corporate policies. This authority includes significant flexibility. For example, our board of directors can do the following without stockholder approval:

•

amend or revise at any time and from time to time our investment, financing, borrowing and distribution policies and our policies with respect to all other activities, including growth, debt, capitalization and operations;

•	amend our policies with respect to conflicts of interest provided that such changes are consistent with applicable legal requirements;

•

within the limits provided in our charter, prevent the ownership, transfer and/or accumulation of shares in order to preserve our status as a REIT or for any other reason deemed to be in the best interests of us and our stockholders;

•	issue additional shares, which could dilute the ownership of our then-current stockholders;

•	amend our charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series;

•	classify or reclassify any unissued shares of our common stock or preferred stock and set the preferences, rights and other terms of such classified or reclassified shares;

•	employ and compensate affiliates;

•	direct our resources toward investments that fail to ultimately appreciate over time;

•	offer purchase money financing in connection with the sale of properties or make loans to joint-development projects in which we may participate in the future; and

•	determine that it is no longer in our best interests to maintain our qualification as a REIT.

Any of these actions could increase our operating expenses, impact our ability to make distributions or reduce the value of our assets without giving you, as a stockholder, the right to vote.

Our rights and the rights of our stockholders to take action against our directors and officers are limited.

Maryland law provides that a director or officer has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. In addition, our charter eliminates our directors’ and officers’ liability to us and our stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty established by a final judgment and which is material to the cause of action. Our bylaws require us to indemnify our directors and officers to the maximum extent permitted by Maryland law for liability actually incurred in connection with any proceeding to which they may be made, or threatened to be made, a party, except to the extent that the act or omission of the director or officer was material to the matter giving rise to the proceeding and was either committed in bad faith or was the result of active and deliberate dishonesty, the director or officer actually received an improper personal benefit in money, property or services, or, in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist under common law. In addition, we may be obligated to fund the defense costs incurred by our directors and officers. Finally, we have entered and intend to enter into agreements with our directors and officers pursuant to which we have agreed to indemnify them to the maximum extent permitted by Maryland law. See “Certain Provisions of Maryland Law and of Our Charter and Bylaws—Indemnification and Limitation of Directors’ and Officers’ Liability.”

Because of our UPREIT structure, we depend on our operating partnership and its subsidiaries for cash flow and we will be structurally subordinated in right of payment to the obligations of such operating partnership and its subsidiaries.

We are an umbrella partnership REIT, referred to as an UPREIT, and conduct substantially all of our operations through our operating partnership. We do not have, apart from our ownership of our operating partnership, any independent operations. As a result, we will rely on distributions from our operating partnership to pay any distributions we might declare on our common stock. We will also rely on distributions from our operating partnership to meet our debt service and other obligations, including our obligations to make distributions required to maintain our REIT qualification. The ability of subsidiaries of our operating partnership to make distributions to the operating partnership, and the ability of our operating partnership to make distributions to us in turn, will depend on their operating results and on the terms of any loans that encumber the properties owned by them. Such loans may contain lockbox arrangements, reserve requirements, financial covenants and other provisions that restrict the distribution of funds. In the event of a default under these loans, the defaulting subsidiary would be prohibited from distributing cash. As a result, a default under any of these loans by the borrower subsidiaries could cause us to have insufficient cash to make distributions on our common stock required to maintain our REIT qualification. In addition, because we are a holding company, your claim as a stockholder will be structurally subordinated to all existing and future liabilities and obligations of our operating partnership and its subsidiaries. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets and those of our operating partnership and its subsidiaries will be able to satisfy your claim as a stockholder only after all of our and our operating partnership’s and its subsidiaries’ liabilities and obligations have been paid in full.

Our operating partnership may issue additional common units to third parties without the consent of our stockholders, which would reduce our ownership percentage in our operating partnership and would have a dilutive effect on the amount of distributions made to us by our operating partnership and, therefore, the amount of distributions we can make to our stockholders.

We may, in connection with our acquisition of properties or otherwise, issue additional common units to third parties. Such issuances would reduce our ownership percentage in our operating partnership and affect the amount of distributions made to us by our operating partnership and, therefore, the amount of distributions we can make to our stockholders. Because you will not directly own common units, you will not have any voting rights with respect to any such issuances or other partnership level activities of our operating partnership.

Risks Associated with Real Estate

We face numerous risks associated with the real estate industry that could adversely affect our results of operations through decreased revenues or increased costs.

As a real estate company, we are subject to various changes in real estate conditions and any negative trends in such real estate conditions may adversely affect our results of operations through decreased revenues or increased costs. These conditions include:

•

changes in national, regional and local economic conditions, which may be negatively impacted by concerns about inflation, deflation, government deficits, high unemployment rates, decreased consumer confidence and liquidity concerns, particularly in markets in which we have a high concentration of properties;

•	fluctuations in interest rates, which could adversely affect our ability to obtain financing on favorable terms or at all;

•	the inability of residents to pay rent;

•

the existence and quality of the competition, such as the attractiveness of our properties as compared to our competitors’ properties based on considerations such as convenience of location, rental rates, amenities and safety record;

•	increased operating costs, including increased real property taxes, maintenance, insurance and utilities costs;

•	weather conditions that may increase or decrease energy costs and other weather-related expenses;

•	civil unrest, acts of God, including earthquakes, floods, hurricanes and other natural disasters, which may result in uninsured losses, and acts of war or terrorism;

•	oversupply of multifamily housing or a reduction in demand for real estate in the markets in which our properties are located;

•	a favorable interest rate environment that may result in a significant number of potential residents of our multifamily apartment communities deciding to purchase homes instead of renting;

•	changes in, or increased costs of compliance with, laws and/or governmental regulations, including those governing usage, zoning, the environment and taxes; and

•	rent control or stabilization laws, or other laws regulating rental housing, which could prevent us from raising rents to offset increases in operating costs.

Moreover, other factors may adversely affect our results of operations, including potential liability under environmental and other laws and other unforeseen events, many of which are discussed elsewhere in the following risk factors. Any or all of these factors could materially adversely affect our results of operations through decreased revenues or increased costs.

The illiquidity of real estate investments may significantly impede our ability to respond to changes in economic or market conditions, which could adversely affect our results of operations or financial condition.

Real estate investments are relatively illiquid generally, and may become even more illiquid during periods of economic downturn. As a result, we may not be able to sell a property or properties quickly or on favorable terms in response to changes in the economy or other conditions when it otherwise may be prudent to do so. This inability to respond quickly to changes in the performance of our properties could adversely affect our results of operations if we cannot sell an unprofitable property. Our financial condition could also be adversely affected if we were, for example, unable to sell one or more of our properties in order to meet our debt obligations upon maturity. In addition, as a result of the 100% prohibited transactions tax applicable to REITs, we intend to hold our properties for investment, rather than primarily for sale in the ordinary course of business, which may cause us to forgo or defer sales of properties that otherwise would be in our best interest. Mortgage financing on a property may also prohibit prepayment and/or impose a prepayment penalty upon the sale of a mortgaged property, which may decrease the proceeds from a sale or refinancing or make the sale or refinancing impractical. Therefore, we may be unable to vary our portfolio promptly in response to economic, market or other conditions, which could adversely affect our results of operations and financial position.

We are subject to significant regulations, which could adversely affect our results of operations through increased costs and/or an inability to pursue business opportunities.

Local zoning and use laws, environmental statutes and other governmental requirements may restrict or increase the costs of our development, expansion, renovation and reconstruction activities and thus may prevent or delay us from taking advantage of business opportunities. Failure to comply with these requirements could result in the imposition of fines, awards to private litigants of damages against us, substantial litigation costs and substantial costs of remediation or compliance. In addition, we cannot predict what requirements may be enacted in the future or that such requirements will not increase our costs of regulatory compliance or prohibit us from pursuing business opportunities that could be profitable to us, which could adversely affect our results of operations.

The costs of compliance with environmental laws and regulations may adversely affect our income and the cash available for any distributions.

All real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to environmental protection and human health and safety. Examples of federal laws include: the National Environmental Policy Act, the Comprehensive Environmental Response, Compensation, and Liability Act, the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act, the Federal Water Pollution Control Act, the Federal Clean Air Act, the Toxic Substances Control Act, the Emergency Planning and Community Right to Know Act and the Hazard Communication Act. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and aboveground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, and the remediation of contamination associated with disposals. Some of these laws and regulations may impose joint and several liability on tenants, owners or operators for the costs of investigation or remediation of contaminated properties, regardless of fault or the legality of the original disposal.

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the cost of removal or remediation of hazardous or toxic substances on, under or in such property. The costs of removal or remediation could be substantial. These laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances. In addition, the presence of these substances, or the failure to properly remediate these substances, may adversely affect our ability to sell or rent the property or to use the property as collateral for future borrowing.

Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures. Environmental laws provide for sanctions in the event of noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles govern the presence, maintenance, removal and disposal of certain building materials, including asbestos and lead-based paint. Such hazardous substances could be released into the air and third parties may seek recovery from owners or operators of real properties for personal injury or property damage associated with exposure to released hazardous substances.

In addition, if any property in our portfolio is not properly connected to a water or sewer system, or if the integrity of such systems is breached, microbial matter or other contamination can develop. If this were to occur, we could incur significant remedial costs and we may also be subject to private damage claims and awards, which could be material. If we become subject to claims in this regard, it could materially and adversely affect us.

Property values may also be affected by the proximity of such properties to electric transmission lines. Electric transmission lines are one of many sources of electro-magnetic fields, or EMFs, to which people may be exposed. Research completed regarding potential health concerns associated with exposure to EMFs has produced inconclusive results. Notwithstanding the lack of conclusive scientific evidence, some states now regulate the strength of electric and magnetic fields emanating from electric transmission lines and other states have required transmission facilities to measure for levels of EMFs.

On occasion, lawsuits have been filed (primarily against electric utilities) that allege personal injuries from exposure to transmission lines and EMFs, as well as from fear of adverse health effects due to such exposure. This fear of adverse health effects from transmission lines may be considered both when property values are determined to obtain financing and in condemnation proceedings. We may not, in certain circumstances, search for electric transmission lines near our properties, but are aware of the potential exposure to damage claims by persons exposed to EMFs.

The cost of defending against such claims of liability, of compliance with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could materially adversely affect our business, assets or results of operations and, consequently, amounts available for distribution to you.

We cannot assure you that properties which we acquire will not have any material environmental conditions, liabilities or compliance concerns. Accordingly, we have no way of determining at this time the magnitude of any potential liability to which we may be subject arising out of environmental conditions or violations with respect to the properties we own.

Costs associated with addressing indoor air quality issues, moisture infiltration and resulting mold remediation may be costly.

As a general matter, concern about indoor exposure to mold or other air contaminants has been increasing as such exposure has been alleged to have a variety of adverse effects on health. As a result, there have been a number of lawsuits in our industry against owners and managers of apartment communities relating to indoor air quality, moisture infiltration and resulting mold. Some of our properties may contain microbial matter such as mold and mildew. The terms of our property and general liability policies generally exclude certain mold-related claims. Should an uninsured loss arise against us, we would be required to use our funds to resolve the issue, including litigation costs. We make no assurance that liabilities resulting from indoor air quality, moisture infiltration and the presence of or exposure to mold will not have a future impact on our business, results of operations and financial condition.

As the owner or operator of real property, we could become subject to liability for asbestos-containing building materials in the buildings on our properties.

Some of our properties may contain asbestos-containing materials. Environmental laws typically require that owners or operators of buildings with asbestos-containing building materials properly manage and maintain these materials, adequately inform or train those who may come in contact with asbestos and undertake special precautions, including removal or other abatement, in the event that asbestos is disturbed during building renovation or demolition. These laws may impose fines and penalties on building owners or operators for failure to comply with these requirements. In addition, third parties may be entitled to seek recovery from owners or operators for personal injury associated with exposure to asbestos-containing building materials.

In addition, many insurance carriers are excluding asbestos-related claims from standard policies, pricing asbestos endorsements at prohibitively high rates or adding significant restrictions to this coverage. Because of our inability to obtain specialized coverage at rates that correspond to the perceived level of risk, we may not obtain insurance for asbestos-related claims. We will continue to evaluate the availability and cost of additional insurance coverage from the insurance market. If we decide in the future to purchase insurance for asbestos, the cost could have a negative impact on our results of operations.

Compliance or failure to comply with the Americans with Disabilities Act of 1990 and Fair Housing Amendment Act of 1988 could result in substantial costs.

Under the Americans with Disabilities Act of 1990, as amended, or the ADA, and the Fair Housing Amendment Act of 1988, or the FHAA, and various state and local laws, all public accommodations and commercial facilities must meet certain federal requirements related to access and use by disabled persons. Compliance with these requirements could involve removal of structural barriers from certain disabled persons’ entrances. Other federal, state and local laws may require modifications to or restrict further renovations of our properties with respect to such means of access. Noncompliance with the ADA, the FHAA or related laws or regulations could result in the imposition of fines by government authorities, awards to private litigants of damages against us, substantial litigation costs and the incurrence of additional costs associated with bringing the properties into compliance, any of which could adversely affect our financial condition, results of operations and cash flows.

Risks Related to Our Debt Financings

Dislocations in the credit markets and real estate markets could have a material adverse effect on our results of operations, financial condition and ability to pay distributions to you.

If credit markets continue to be constrained, our ability to borrow to finance the purchase of, or other activities related to, real estate assets will be negatively impacted. If we are unable to borrow on terms and conditions that we find acceptable, we likely will have to reduce the number of properties we can purchase, and the return on the properties we do purchase may be lower. Also, if the values of our properties decline we may be unable to refinance all of our debt as it matures. As of                     , on a pro forma basis after giving effect to this offering and the use of the net proceeds therefrom, we had approximately $         in aggregate outstanding amount of mortgages with maturity dates ranging from                      to                     . All of these events would have a material adverse effect on our results of operations, financial condition and ability to pay distributions.

Our debt obligations outstanding upon completion of this offering will reduce our cash available for distribution and may expose us to the risk of default.

As of                     , on a pro forma basis after giving effect to this offering and the use of the net proceeds therefrom, we had approximately $         of outstanding indebtedness.

Our charter does not contain any limitation on the amount or percentage of indebtedness we may incur. Payments of principal and interest on borrowings may leave us with insufficient cash resources to operate our properties or to pay the distributions currently contemplated or necessary to maintain our REIT qualification. Our level of debt and the limitations imposed on us by our financing agreements could have significant adverse consequences on us, including the following:

•	our cash flow may be insufficient to meet our debt service requirements and repay our debt, operate our properties, make distributions to our stockholders and successfully execute our growth strategy;

•	we may be unable to borrow additional funds on favorable terms, or at all, when needed, including to fund acquisitions or make distributions required to maintain our qualification as a REIT;

•	we may be unable to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness;

•	to the extent we borrow debt that bears interest at variable rates, increases in interest rates could materially increase our interest expense;

•	we may be forced to dispose of one or more of our properties, possibly on disadvantageous terms;

•

we may default on our obligations or violate restrictive covenants, in which case the lenders or mortgagees may accelerate our debt obligations, foreclose on the properties that secure their loans and/or take control of our properties that secure their loans and collect rents and other property income; and

•	our default under any future loan with cross default provisions could result in a default on other indebtedness.

If any one of these events were to occur, our financial condition, results of operations, cash flow, per share trading price of our common stock and our ability to satisfy our principal and interest obligations and to make distributions to our stockholders could be adversely affected.

Higher levels of debt or increases in interest rates could increase the amount of our debt payments and adversely affect our ability to make distributions to our stockholders.

Upon completion of this offering and the use of the net proceeds therefrom, we will have total pro forma outstanding debt of approximately $        , and we expect that we will incur additional indebtedness in the future. Interest we pay reduces our cash available for distributions. In addition, if we incur variable rate debt in the future, increases in interest rates could raise our interest costs, which would reduce our cash flows and our ability to make distributions to you. If we are unable to refinance our indebtedness at maturity or meet our payment obligations, the amount of our distributable cash flows and our financial condition would be adversely affected, and we may lose the property securing such indebtedness. In addition, if we need to repay existing debt during periods of rising interest rates, we could be required to liquidate one or more of our investments in properties at times which may not permit realization of the maximum return on such investments.

Our board of directors may change our financing policies without stockholder approval and we may become more highly leveraged, which may increase our risk of default under our debt obligations.

Our financing policies are exclusively determined by our board of directors. Accordingly, our stockholders do not control these policies. Further, our charter and bylaws contain no limitations on the amount or percentage of indebtedness that we may incur. Our board of directors could alter the balance between our total outstanding indebtedness and the value of our portfolio or our market capitalization at any time. If we become more leveraged in the future, the resulting increase in debt service requirements could materially and adversely affect us.

Covenants in any future credit facility could limit our flexibility and adversely affect our financial condition or our status as a REIT.

While we intend to obtain one, we do not have a credit facility at this time and may be unable to obtain one on favorable terms or at all. Any future credit facility covenants may limit our flexibility in our operations and prevent us from making distributions to our stockholders, and breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness even if we have satisfied our payment obligations. Moreover, any future corporate credit facility of ours may contain certain cross-default provisions which are triggered in the event that our other material indebtedness is in default. These cross-default provisions may require us to repay or restructure the facility in addition to any mortgage or other debt that is in default. If our properties were foreclosed upon, or if we are unable to refinance our indebtedness at maturity or meet our payment obligations, the amount of our distributable cash flows and our financial condition would be adversely affected.

There is refinancing risk associated with our debt.

Certain of our outstanding debt contains, and we may in the future acquire or finance properties with debt containing, limited principal amortization, which would require that the principal be repaid at the maturity of the loan in a so-called “balloon payment.” As of                     , on a pro forma basis after giving effect to this offering and the use of the net proceeds therefrom, the financing arrangements for our $         of outstanding indebtedness could require us to make lump-sum or “balloon” payments in the aggregate amount of $         at maturity dates, which range from                      to                     . At the maturity of these loans, assuming we do not have sufficient funds to repay the debt, we will need to refinance the debt. If the credit environment is constrained at the time of our debt maturities, we would have a very difficult time refinancing debt. In addition, for certain loans, we locked in our fixed-rate debt at a point in time when we were able to obtain favorable interest rate, principal payments and other terms. When we refinance our debt, prevailing interest rates and other factors may result in paying a greater amount of debt service, which will adversely affect our cash flow, and, consequently, our cash available for distribution to our stockholders. If we are unable to refinance our debt on acceptable terms, we may be forced to choose from a number of unfavorable options, including agreeing to otherwise unfavorable financing terms on one or more of our unencumbered assets, selling one or more properties at disadvantageous terms, including unattractive prices, or defaulting on the mortgage and permitting the lender to foreclose. Any one of these options could have a material adverse effect on our business, financial condition, results of operations and our ability to make distributions to our stockholders.

We were required to become a co-guarantor (and, with respect to certain properties, a co-environmental indemnitor) on certain outstanding mortgage indebtedness related to our properties in connection with our recapitalization, which, in the event of certain prohibited actions, could trigger partial or full recourse to our company.

In connection with our recapitalization, as a condition to closing, we, along with our operating partnership, were required to become co-guarantors (and, with respect to certain properties, co-environmental indemnitors) on certain outstanding mortgage indebtedness related to our properties in order to replace, and cause the release of, the Trade Street Funds as the guarantors and indemnitors under the existing guarantees and environmental indemnity agreements, as applicable. Our position as a co-guarantor and co-indemnitor with respect to our properties could result in partial or full recourse liability to us or our operating partnership in the event of the occurrence of certain prohibited acts set forth in such agreements.

Some of our outstanding mortgage indebtedness contains, and we may in the future acquire or finance properties with, lock-out provisions, which may prohibit us from selling a property, or may require us to maintain specified debt levels for a period of years on some properties.

A lock-out provision is a provision that prohibits the prepayment of a loan during a specified period of time. Lock-out provisions may include terms that provide strong financial disincentives for borrowers to prepay their outstanding loan balance and exist in order to protect the yield expectations of lenders. Some of our outstanding mortgage indebtedness is, and we expect that many of our properties will be, subject to lock-out provisions. Lock-out provisions could materially restrict us from selling or otherwise disposing of or refinancing properties when we may desire to do so. Lock-out provisions may prohibit us from reducing the outstanding indebtedness with respect to any properties, refinancing such indebtedness on a non-recourse basis at maturity, or increasing the amount of indebtedness with respect to such properties. Lock-out provisions could impair our ability to take other actions during the lock-out period that could be in the best interests of our stockholders and, therefore, may have an adverse impact on the value of our shares relative to the value that would result if the lock-out provisions did not exist. In particular, lock-out provisions could preclude us from participating in major transactions that could result in a disposition of our assets or a change in control even though that disposition or change in control might be in the best interests of our stockholders.

If mortgage debt is unavailable at reasonable rates, we may not be able to finance or refinance our properties, which could reduce the amount of cash distributions we can make.

If mortgage debt is unavailable at reasonable rates, we may not be able to finance the purchase of properties. In addition, we run the risk of being unable to refinance mortgage debt when the loans come due or of being unable to refinance such debt on favorable terms. If interest rates are higher when we refinance such debt, our income could be reduced. We may be unable to refinance such debt at appropriate times, which may require us to sell properties on terms that are not advantageous to us or could result in the foreclosure of such properties. If any of these events occur, our cash flows would be reduced. This, in turn, would reduce cash available for distribution to you and may hinder our ability to raise more capital by issuing more stock or by borrowing more money.

Some of our mortgage loans have “due on sale” provisions.

Some of our outstanding mortgage indebtedness currently does contain, and we may in the future finance our property acquisitions using financing with, “due-on-sale” and/or “due-on-encumbrance” clauses. Due-on-sale clauses in mortgages allow a mortgage lender to demand full repayment of the mortgage loan if the borrower sells the mortgaged property. Similarly, due-on-encumbrance clauses allow a mortgage lender to demand full repayment if the borrower uses the real estate securing the mortgage loan as security for another loan.

These clauses may cause the maturity date of such mortgage loans to be accelerated and such financing to become due. In such event, we may be required to sell our properties on an all-cash basis, to acquire new financing in connection with the sale, or to provide seller financing. It is not our intent to provide seller financing, although it may be necessary or advisable for us to do so in order to facilitate the sale of a property. It is unknown whether the holders of mortgages encumbering our properties will require such acceleration or whether other mortgage financing will be available. Such factors will depend on the mortgage market and on financial and economic conditions existing at the time of such sale or refinancing.

Hedging strategies may not be successful in mitigating our risks associated with interest rates and could reduce the overall returns on your investment.

In the future we may use various derivative financial instruments to provide a level of protection against interest rate risks. These instruments involve risks, such as the risk that the counterparties may fail to honor their obligations under these arrangements, that these arrangements may not be effective in reducing our exposure to interest rate changes and that a court could rule that such agreements are not legally enforceable. In addition, we may be limited in the type and amount of hedging transactions that we may use in the future by our need to satisfy the REIT gross income tests under the Code. In addition, the nature and timing of hedging transactions may influence the effectiveness of our hedging strategies. Poorly designed strategies or improperly executed transactions could actually increase our risk and losses. Moreover, hedging strategies involve transaction and other costs. We cannot assure you that any future hedging strategy and the derivatives that we may use will adequately offset the risk of interest rate volatility or that our hedging transactions will not result in losses that may reduce the overall return on your investment.

Risks Related to this Offering

The purchase price per share of our common stock may not accurately reflect the future value of our company.

The purchase price per share of our common stock offered pursuant to this prospectus reflects the result of negotiations between us and the representative of the underwriters. The purchase price may not accurately reflect the future value of our company, and the offering price may not be realized upon any subsequent disposition of the shares.

Future offerings of debt securities, which would rank senior to our common stock upon liquidation, and future offerings of equity securities, which would dilute our existing stockholders and may be senior to our common stock for the purposes of liquidating and nonliquidating distributions, may adversely affect the market price of our common stock.

In the future, we may attempt to increase our capital resources by making offerings of debt or additional offerings of equity securities, including commercial paper, senior or subordinated notes and series of preferred stock or common stock. Upon liquidation, holders of our debt securities and shares of preferred stock, if any, and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Preferred stock, if issued in addition to the Series A preferred stock already issued, could have a preferences on liquidating and nonliquidating distributions that could limit our ability to make distributions to the holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common stock bear the risk of our future offerings reducing the market price of our common stock and diluting their stock holdings in us.

The number of shares of our common stock available for future sale, including those issued in connection with the recapitalization, could adversely affect the market price of our common stock, and future sales by us of shares of our common stock may be dilutive to existing stockholders.

Sales of substantial amounts of shares of our common stock in the public market, or upon exchange of common units of our operating partnership or exercise of any warrants or options, or the perception that such sales might occur could adversely affect the market price of our common stock. The exchange of common units for common stock, the exercise of any stock options or the vesting of any securities granted under our Equity Incentive Plan, the issuance of our common stock or common units in connection with property, portfolio or business acquisitions and other issuances of our common stock or common units could have an adverse effect on the market price of the shares of our common stock. The existence of shares of our common stock reserved for issuance as restricted shares or upon exchange of common units or exercise of any options may adversely affect the terms upon which we may be able to obtain additional capital through the sale of equity securities. In addition, future sales by us of our common stock may be dilutive to existing stockholders.

Lock-up agreements may not limit the number of shares of common stock that will be available for sale into the market, which could reduce the market price for our common stock.

Our executive officers and our directors and certain of our stockholders have agreed to enter into lock-up agreements that, subject to exceptions, prohibit them from selling, pledging, transferring or otherwise disposing of our common stock or securities convertible into our common stock for a period of 180 days after the date of this prospectus. The representative of the underwriters may, in its discretion, release all or any portion of the common stock subject to the lock-up agreements with these persons at any time without notice or stockholder approval. If the restrictions under the lock-up agreements are waived or terminated, up to approximately                  shares of common stock, including securities convertible into our common stock, will be available for sale into the market, subject only to applicable securities rules and regulations and, in some cases, vesting requirements, which could reduce the market price for our common stock.

Our common stock currently trades at a low average daily volume and broad market fluctuations could negatively impact the market price of our stock.

Currently, our common stock trades on the OTC Pink market. As of                 , 2012, the three month average daily volume was             . We intend to apply to list our common stock on the NASDAQ under the symbol “TSRE.” We cannot assure you that our listing application will be accepted or that, if accepted, an active trading market on the NASDAQ for our common stock will develop after the offering or, if one does develop, that it will be sustained.

Even if an active trading market develops, the market price of our common stock may be volatile. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the market price of our common stock declines, you may be unable to resell your shares at or above the public offering price. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future. Some of the factors that could affect our stock price or result in fluctuations in the price or trading volume of our common stock include:

•	actual or anticipated variations in our quarterly operating results;

•	changes in our operations or earnings estimates or publication of research reports about us or the industry;

•	changes in market valuations of similar companies;

•	the attractiveness of the securities of REITs in comparison to securities issued by other entities (including securities issued by other real estate companies);

•	adverse market reaction to any increased indebtedness we incur in the future;

•	additions or departures of key management personnel;

•	actions by institutional stockholders;

•	future offerings of debt or equity securities;

•	speculation in the press or investment community; and

•	general market and economic conditions.

In addition, the stock market has experienced price and volume fluctuations that have affected the market prices of many companies in industries similar or related to ours, which fluctuations may have been unrelated to operating performances of these companies. These broad market fluctuations could reduce the market price of our common stock.

Differences between the book value of the assets acquired in our recapitalization and the price paid for our common stock will result in an immediate and material dilution in the book value of our common stock.

As of                 , 2012, the net tangible book value of the assets acquired by us in our recapitalization was approximately $        . As a result, the pro forma net tangible book value per share of our common stock after the consummation of this offering will be less than the public offering price of the common stock offered pursuant to this prospectus. The purchasers of our common stock offered hereby will experience immediate and substantial dilution of $         per share in the pro forma net tangible book value per share of our common stock.

Increases in market interest rates may result in a decrease in the value of our common stock.

One of the factors that will influence the price of our common stock will be the distribution yield on our common stock (as a percentage of the price of our common stock) relative to market interest rates. An increase in market interest rates may lead prospective purchasers of our common stock to expect a higher distribution yield and, if we are unable to pay such yield, the market price of our common stock could decrease.

The market price of our common stock could be adversely affected by our level of cash distributions.

The market value of the equity securities of a REIT is based primarily upon the market’s perception of the REIT’s growth potential and its current and potential future cash distributions, whether from operations, sales or refinancings, and is secondarily based upon the real estate market value of the underlying assets. For that reason, our common stock may trade at prices that are higher or lower than our net asset value per share. To the extent we retain operating cash flow for investment purposes, working capital reserves or other purposes, these retained funds, while increasing the value of our underlying assets, may not correspondingly increase the market price of our common stock. Our failure to meet the market’s expectations with regard to future earnings and cash distributions likely would adversely affect the market price of our common stock.

Our status as an “emerging growth company” under the JOBS Act may make it more difficult to raise capital as and when we need it.

Because of the exemptions from various reporting requirements provided to us as an “emerging growth company” and because we will have an extended transition period for complying with accounting standards newly issued or revised after April 5, 2012, we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

We will become subject to financial reporting and other requirements for which our accounting, internal audit and other management systems and resources may not be adequately prepared and we may not be able to accurately report our financial results.

Following this offering, we will become subject to reporting and other obligations under the Exchange Act, including the requirements of Section 404(a) of the Sarbanes-Oxley Act. Section 404(a) requires annual management assessments of the effectiveness of our internal controls over financial reporting. These reporting and other obligations will place significant demands on our management, administrative, operational, internal audit and accounting resources and will cause us to incur significant expenses. We may need to upgrade our systems or create new systems; implement additional financial and management controls, reporting systems and procedures; expand our internal audit function; and hire additional accounting, internal audit and finance staff. If we are unable to accomplish these objectives in a timely and effective fashion, our ability to comply with the financial reporting requirements and other rules that apply to reporting companies could be impaired. Any failure to achieve and maintain effective internal controls could have a material adverse effect on our business, operating results and stock price.

For as long as we are an “emerging growth company” under the recently enacted JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b). We could be an emerging growth company for up to five years. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

Risks Related to Qualification and Operation as a REIT

If we fail to maintain our qualification as a REIT, our operations and distributions to stockholders would be adversely impacted.

We intend to continue to be organized and to operate so as to maintain our qualification as a REIT under the Code. A REIT generally is not subject to corporate income tax on income it currently distributes to its stockholders. Qualification as a REIT involves the application of highly technical and complex rules for which there are only limited judicial or administrative interpretations. The determination of various factual matters and circumstances not entirely within our control may affect our ability to maintain our qualification as a REIT. In addition, new legislation, regulations, administrative interpretations or court decisions could significantly change the tax laws, possibly with retroactive effect, with respect to qualification as a REIT or the federal income tax consequences of such qualification.

If we were to fail to maintain our qualification as a REIT, we would face serious tax consequences that would substantially reduce the funds available for distributions to our stockholders because:

•	we would not be allowed a deduction for dividends paid to stockholders in computing our taxable income;

•	we would be subject to federal income tax at regular corporate rates and could be subject to the federal alternative minimum tax and increased state and local taxes; and

•

unless we are entitled to relief under certain statutory provisions under the Code, we could not re-elect REIT status until the fifth calendar year after the year in which we failed to maintain our qualification as a REIT.

In addition, if we were to fail to maintain our qualification as a REIT, our cash available for stockholder distributions would be reduced, and we would no longer be required to make distributions. As a result of these factors, our failure to maintain our qualification as a REIT could impair our ability to expand our business and raise capital, force us to borrow additional funds or sell assets to pay corporate tax obligations and adversely affect the value of our common stock. See “Material U.S. Federal Income Tax Considerations” for a discussion of material federal income tax consequences relating to us and investments in our common stock.

Even if we maintain our qualification as a REIT, we may be subject to other tax liabilities that reduce our cash flows.

Even if we qualify for taxation as a REIT, we may be subject to certain federal, state and local taxes on our income and assets, including taxes on any undistributed income, taxes on net income from certain “prohibited transactions,” tax on income from certain activities conducted as a result of a foreclosure, and state or local income, franchise, property and transfer taxes. In addition, we could, in certain circumstances, be required to pay an excise or penalty tax (which could be significant in amount) in order to utilize one or more relief provisions under the Code to maintain our qualification as a REIT. Also, our subsidiaries that are taxable REIT subsidiaries will be subject to regular corporate federal, state and local taxes. Any of these taxes would decrease our earnings and our cash available for distributions to stockholders.

Complying with REIT requirements may cause us to forgo otherwise attractive opportunities or liquidate otherwise attractive investments.

To maintain our qualification as a REIT for U.S. federal income tax purposes, we must continually satisfy requirements concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our capital stock. In order to meet these tests, we may be required to forgo investments we might otherwise make. Thus, compliance with the REIT requirements may hinder our performance.

In particular, we must ensure that, at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified real estate assets. The remainder of our investments in securities (other than government securities, securities of taxable REIT subsidiaries and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities, securities of taxable REIT subsidiaries and qualified real estate assets) can consist of the securities of any one issuer, and no more than 25% of the value of our total assets can be represented by the securities of one or more taxable REIT subsidiaries. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of such calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. In addition, we may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution. As a result, we may be required to liquidate otherwise attractive investments, and may be unable to pursue investments that would otherwise be advantageous to us in order to satisfy the source-of-income or asset diversification requirements. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders. Thus, compliance with the REIT requirements may hinder our ability to acquire, and, in certain cases, maintain ownership of certain attractive investments.

We may need to incur additional borrowings or issue additional securities to meet the REIT minimum distribution requirement and to avoid excise tax.

In order to maintain our qualification as a REIT, we are required to distribute to our stockholders at least 90% of our annual real estate investment trust taxable income (excluding any net capital gain and before application of the dividends paid deduction). To the extent that we satisfy this distribution requirement, but distribute less than 100% of our taxable income, we will be subject to federal corporate income tax on our undistributed taxable income. In addition, we are subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by us with respect to any calendar year are less than the sum of (i) 85% of our ordinary income for that year, (ii) 95% of our capital gain net income for that year and (iii) 100% of our undistributed taxable income from prior years. Although we intend to pay dividends to our stockholders in a manner that allows us to meet the 90% distribution requirement and avoid this 4% excise tax, we cannot assure you that we will always be able to do so.

The prohibited transactions tax may limit our ability to dispose of our properties.

A REIT’s taxable income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property other than foreclosure property, held primarily for sale to customers in the ordinary course of business. Although the Code provides a safe harbor to the characterization of the sale of real property by a REIT as a prohibited transaction, we cannot assure you that we can comply with the safe harbor or that we will avoid owning property that may be characterized as held primarily for sale to customers in the ordinary course of business. Consequently, we may choose not to engage in certain sales of our properties or may conduct such sales through a taxable REIT subsidiary.

We may make distributions consisting of both stock and cash, in which case stockholders may be required to pay income taxes in excess of the cash distributions they receive.

We may make distributions that are paid in cash and stock at the election of each stockholder and may distribute other forms of taxable stock dividends. Taxable stockholders receiving such distributions will be required to include the full amount of the distributions as ordinary income to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, stockholders may be required to pay income taxes with respect to such distributions in excess of the cash received. If a stockholder sells the stock that it receives in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the distribution, depending on the market price of our stock at the time of the sale. Furthermore, in the case of certain non-U.S. stockholders, we may be required to withhold federal income tax with respect to taxable dividends, including taxable dividends that are paid in stock. In addition, if a significant number of our stockholders decide to sell their shares in order to pay taxes owed with respect to taxable stock dividends, it may put downward pressure on the trading price of our stock.

We generally will not be able to use net operating losses incurred during periods prior to the recapitalization.

We incurred substantial net operating losses during periods prior to the date of the recapitalization. Because we have experienced multiple recent “ownership changes” for U.S. federal income tax purposes, our ability to utilize such net operating losses will be severely limited. Accordingly, we generally will not be able to use net operating losses incurred prior to the recapitalization to offset REIT taxable income earned subsequent to the recapitalization.

Our ownership of taxable REIT subsidiaries will be subject to limitations, and our transactions with taxable REIT subsidiaries will cause us to be subject to a 100% penalty tax on certain income or deductions if those transactions are not conducted on arm’s-length terms.

Overall, no more than 25% of the value of a REIT’s assets may consist of stock or securities of one or more taxable REIT subsidiaries. In addition, the Code limits the deductibility of interest paid or accrued by a taxable REIT subsidiary to its parent REIT to assure that the taxable REIT subsidiary is subject to an appropriate level of corporate taxation. The Code also imposes a 100% excise tax on certain transactions between a taxable REIT subsidiary and its parent REIT that are not conducted on an arm’s-length basis. We intend to monitor the value of our investment in our taxable REIT subsidiaries for the purpose of ensuring compliance with taxable REIT subsidiary ownership limitations and intend to structure our transactions with our taxable REIT subsidiary on terms that we believe are arm’s-length to avoid incurring the 100% excise tax described above. There can be no assurance, however, that we will be able to comply with the 25% taxable REIT subsidiary securities limitation or to avoid application of the 100% excise tax.

If our operating partnership were classified as a “publicly traded partnership” taxable as a corporation for U.S. federal income tax purposes under the Code, we would cease to maintain our qualification as a REIT and would suffer other adverse tax consequences.

We intend for our operating partnership to be treated as a partnership for U.S. federal income tax purposes. If the IRS were to successfully challenge the status of our operating partnership as a partnership, however, our operating partnership generally would be taxable as a corporation. In such event, we likely would fail to maintain our status as a REIT for U.S. federal income tax purposes, and the resulting corporate income tax burden would reduce the amount of distributions that our operating partnership could make to us. This would substantially reduce the cash available to pay distributions to our stockholders. In addition, if any of the partnerships or limited liability companies through which the operating partnership owns its properties, in whole or in part, loses its characterization as a partnership and is not otherwise disregarded for U.S. federal income tax purposes, it would be subject to taxation as a corporation, thereby reducing distributions to the operating partnership. Such a recharacterization of an underlying property owner could also threaten our ability to maintain our REIT qualification.

You may be restricted from acquiring or transferring certain amounts of our common stock.

Certain provisions of the Code and the stock ownership limits in our charter may inhibit market activity in our capital stock and restrict our business combination opportunities. In order to maintain our qualification as a REIT, five or fewer individuals, as defined in the Code, may not own, beneficially or constructively, more than 50% in value of our issued and outstanding stock at any time during the last half of a taxable year. Attribution rules in the Code determine if any individual or entity beneficially or constructively owns our capital stock under this requirement. Additionally, at least 100 persons must beneficially own our capital stock during at least 335 days of a taxable year. To help insure that we meet these tests, our charter restricts the acquisition and ownership of shares of our stock.

Our charter, with certain exceptions, authorizes our board of directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. Unless exempted by our board of directors, our charter prohibits any person from beneficially or constructively owning more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock or capital stock. Our board of directors may not grant an exemption from these restrictions to any proposed transferee whose ownership in excess of ownership limits would result in our failing to maintain our qualification as a REIT. These restrictions on transferability and ownership will not apply, however, if our board of directors determines that it is no longer in our best interest to continue to maintain our qualification as a REIT.

The ability of our board of directors to revoke our REIT election without stockholder approval may cause adverse consequences to our stockholders.

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interest to continue to maintain our qualification as a REIT. If we cease to maintain our qualification as a REIT, we would become subject to U.S. federal income tax on our taxable income without the benefit of the dividends paid deduction and would no longer be required to distribute most of our taxable income to our stockholders, which may have adverse consequences on the total return to our stockholders.

Because we are classified as a pension-held REIT, stockholders that are pension or profit-sharing trusts may be required to treat a percentage of any distributions received from us as “unrelated business taxable income.”

We currently are classified as a “pension-held REIT,” and we anticipate that we will continue to be so classified upon the completion of this offering. Consequently, qualified employee pension or profit-sharing trusts that own more than 10% of the value of our stock may be required to treat a percentage of any distributions received from us as “unrelated business taxable income.” See “Material U.S. Federal Income Tax Considerations — Taxation of Tax-Exempt Stockholders.” Prospective stockholders that are pension or profit-sharing trusts should consult their own tax advisors regarding the effect of our status as a “pension-held REIT.”

Dividends paid by REITs generally do not qualify for the reduced tax rates available for some dividends.

The maximum tax rate applicable to income from “qualified dividends” paid to U.S. stockholders that are individuals, trusts and estates has been reduced by legislation to 15% (currently through the end of 2012). Dividends paid by REITs, however, generally are not eligible for the reduced rates. Although this legislation does not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable rates applicable to qualified dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our common stock.

Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

The provisions of the Code applicable to REITs substantially limit our ability to hedge our liabilities. Any income from a hedging transaction that we enter into to manage risk of interest rate changes, price changes or currency fluctuations with respect to borrowings made or to be made to acquire or carry real estate assets does not constitute “gross income” for purposes of the gross income requirements applicable to REITs. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the gross income tests. As a result of these rules, we may need to limit our use of advantageous hedging techniques or implement those hedges through taxable REIT subsidiaries. This could increase the cost of our hedging activities because any taxable REIT subsidiary that we may form would be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in taxable REIT subsidiaries will generally not provide any tax benefit, except for being carried forward against future taxable income in the taxable REIT subsidiaries.

We may be subject to adverse legislative or regulatory tax changes that could reduce the market price of our common stock.

At any time, the U.S. federal income tax laws applicable to REITs or the administrative interpretations of those laws may be amended. We cannot predict when or if any new federal income tax law, regulation or administrative interpretation, or any amendment to any existing federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation, or interpretation may take effect retroactively. We and our stockholders could be adversely affected by any such change in the federal income tax laws, regulations or administrative interpretations.

ERISA Risks

If you fail to meet the fiduciary and other standards under ERISA or the Code as a result of an investment in our common stock, you could be subject to criminal and civil penalties.

Fiduciaries of employee benefit plans subject to the Employee Retirement Income Security Act of 1974, as amended, or ERISA, should take into account their fiduciary responsibilities in connection with a decision to invest in our common stock. If such fiduciaries breach their responsibilities, including (among other things) the responsibility to act prudently, to diversify the plan’s assets, and to follow plan documents and investment policies, they may be held liable for plan losses and may be subject to civil or criminal penalties and excise taxes. Similar consequences may result if a plan’s investment in shares of our stock constitutes a so-called “prohibited transaction” under ERISA. Plans or arrangements that are not subject to ERISA, such as individual retirement accounts, may be subject to Section 4975 of the Code, which contains similar prohibited transaction rules.

Although it is intended that our underlying assets and our operating partnership’s underlying assets will not constitute “plan assets” of ERISA plans within the meaning of Department of Labor regulations and Section 3(42) of ERISA, there can be no assurance in this regard. If our assets or our operating partnership’s assets constitute plan assets under ERISA, certain transactions in which we might normally engage could constitute prohibited transactions under ERISA or the Code. If our assets or our operating partnership’s assets are plan assets, our managers may be fiduciaries under ERISA.

Governmental employee benefit plans and certain church plans are exempt from ERISA, but these plans may be subject to federal, state or local laws that are similar to the ERISA laws and regulations discussed above.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the safe harbor from civil liability provided for such statements by the Private Securities Litigation Reform Act of 1995 (set forth in Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Exchange Act). You can identify forward-looking statements by the use of words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “seeks,” “should,” “will,” and variations of such words or similar expressions. Our forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by our forward-looking statements are reasonable, we can give no assurance that our plans, intentions, expectations, strategies or prospects will be attained or achieved and you should not place undue reliance on these forward-looking statements. Furthermore, actual results may differ materially from those described in the forward-looking statements and may be affected by a variety of risks and factors including, without limitation:

•

the factors included in this prospectus, including those set forth under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business and Properties;”

•	the competitive environment in which we operate;

•	real estate risks, including fluctuations in real estate values and the general economic climate in local markets and competition for tenants in such markets;

•	decreased rental rates or increasing vacancy rates;

•	potential defaults on or non-renewal of leases by tenants;

•	potential bankruptcy or insolvency of tenants;

•	acquisition risks, including failure of such acquisitions to perform in accordance with projections;

•	the timing of acquisitions and dispositions;

•	potential natural disasters such as hurricanes;

•	national, international, regional and local economic conditions;

•	the general level of interest rates;

•

potential changes in the law or governmental regulations that affect us and interpretations of those laws and regulations, including changes in real estate and zoning or tax laws, and potential increases in real property tax rates;

•

financing risks, including the risks that our cash flows from operations may be insufficient to meet required payments of principal and interest and we may be unable to refinance our existing debt upon maturity or obtain new financing on attractive terms or at all;

•	lack of or insufficient amounts of insurance;

•	our ability to maintain our qualification as a REIT;

•	litigation, including costs associated with prosecuting or defending claims and any adverse outcomes; and

•

possible environmental liabilities, including costs, fines or penalties that may be incurred due to necessary remediation of contamination of properties presently owned or previously owned by us or a subsidiary owned by us or acquired by us.

Any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. Except as required by law, we are not obligated to, and do not intend to, update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This list of risks and uncertainties, however, is only a summary of some of the most important factors and is not intended to be exhaustive. You should carefully read the section entitled “Risk Factors” in this prospectus. New risks and uncertainties may also emerge from time to time that could materially and adversely affect us.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from the sale of shares of our common stock in this offering will be approximately $         million (or approximately $         million if the underwriters exercise their over-allotment option in full), in each case after deducting underwriting discounts and commissions and approximately $          million of estimated offering expenses payable by us. We will contribute the net proceeds of this offering to our operating partnership in exchange for common units of our operating partnership.

We intend to use the net proceeds of this offering to fund future acquisitions, to fund predevelopment expenses on our Land Investments and for general corporate and working capital purposes, which may include the repayment of indebtedness and the funding of capital improvements at our apartment communities.

If the underwriters exercise their over-allotment option in full, we expect to use the additional $         million of net proceeds to fund future acquisitions and for general corporate purposes.

Pending application of cash proceeds, we intend to invest the net proceeds temporarily in interest-bearing, short-term investment-grade securities, money-market accounts or checking accounts, which are consistent with our intention to qualify for taxation as a REIT. Such investments may include, for example, government and government agency certificates, certificates of deposit, interest-bearing bank deposits and mortgage loan participations. These initial investments are expected to provide a lower net return than we will seek to achieve from investments in our properties.

DISTRIBUTION POLICY

On                 ,             , we declared a dividend for the period from                      through                     , of $         per share ($         per share as adjusted for the reverse stock split to be effected prior to the completion of this offering), payable on                 ,              to stockholders of record as of                 ,             . Based on the amount of this partial second quarter dividend, as adjusted for the reverse stock split, our current quarterly dividend rate is $         per share, and our current annual dividend rate is $        , or     %, based on                     . We intend to continue to pay quarterly dividends so as to satisfy the distribution requirements applicable to REITs and to eliminate or minimize our obligation to pay income or excise taxes. All dividends will be determined by our board of directors in its sole discretion out of funds legally available therefor and will be based on a variety of factors including our operating results and financial condition, internal cash flow projections, the requirements of Maryland law, requirements for qualification as a REIT for U.S. federal income tax purposes and such other factors as our board of directors deems to be relevant.

We intend to maintain our qualification as a REIT for U.S. federal income tax purposes. The Code generally requires that a REIT distribute at least 90% of its annual adjusted REIT taxable income each taxable year, determined without regard to the deduction for dividends paid and excluding any net capital gain.

To satisfy the requirements for qualification as a REIT and avoid payment of federal income and excise tax, we intend to make regular quarterly distributions of all or substantially all of our net income to holders of our common stock out of assets legally available for such purposes. Our future distributions will be at the discretion of our board of directors. When determining the amount of future distributions, we expect that our board of directors will consider, among other factors, (i) the amount of cash generated from our operating activities, (ii) our expectations of future cash flows, (iii) our determination of near-term cash needs for debt repayments, existing or future share repurchase, and selective acquisitions of new properties, (iv) the timing of significant re-leasing activities and the establishment of additional cash reserves for anticipated tenant improvements and general property capital improvements, (v) our ability to continue to access additional sources of capital, (vi) the amount required to be distributed to maintain our status as a REIT and to reduce any income and excise taxes that we otherwise would be required to pay and (vii) any limitations on our distributions contained in our credit or other agreements.

We cannot assure you that we will generate sufficient cash flows to make distributions to our stockholders or that we will be able to sustain those distributions. If our operations do not generate sufficient cash flow to allow us to satisfy the REIT distribution requirements, we may be required to fund distributions from working capital, borrow funds, sell assets or reduce such distributions. In addition, while we have no intention to do so, prior to the time we have fully invested the net proceeds of this offering, we may fund our quarterly distributions out of the net proceeds of this offering, which could adversely impact our results of operations. Our distribution policy enables us to review the alternative funding sources available to us from time to time. Our actual results of operations will be affected by a number of factors, including the revenues we receive from our properties, our operating expenses, interest expense, the ability of our tenants to meet their obligations and unanticipated expenditures. For more information regarding risk factors that could materially adversely affect our actual results of operations, please see “Risk Factors.”

Based on the amount of the partial dividend described above, as adjusted for the reverse stock split, our current quarterly dividend rate is $         per share, and our current annual dividend rate is $        , or     %, based on                     . The table below sets forth, as of                 , 2012, the quarterly distributions paid per share to our stockholders since our recapitalization in June 2012. The amounts represented in the table have been adjusted for the             -for-             reverse stock split of shares of our common stock to be effected prior to the completion of this offering.

2012	Distributions Per Share of Common Stock/Common Unit
First Quarter		—
Second Quarter		—
Third Quarter	$
Fourth Quarter	$

MARKET FOR COMMON STOCK

Our common stock has traded on the OTC Pink market since July 2008. The following table sets forth the quarterly high, low, and closing prices per share of our common stock reported on the OTC Pink market for the periods indicated.

	High	Low	Close
2010
First Quarter	$0.11	$0.08	$0.09
Second Quarter	$0.10	$0.08	$0.08
Third Quarter	$0.08	$0.04	$0.05
Fourth Quarter	$0.07	$0.03	$0.06
2011
First Quarter	$0.08	$0.05	$0.08
Second Quarter	$0.12	$0.05	$0.10
Third Quarter	$0.19	$0.06	$0.12
Fourth Quarter	$0.18	$0.06	$0.06
2012
First Quarter	$0.16	$0.04	$0.10
Second Quarter	$0.25	$0.06	$0.07
Third Quarter	$0.15	$0.06	$0.06
Fourth Quarter (through November 8, 2012)	$0.12	$0.09	$0.09

The following table sets forth the quarterly high, low, and closing prices per share of our common stock reported on the OTC Pink market as adjusted to reflect the             -for-             reverse stock split to be effected prior to the completion of this offering.

	High	Low	Close
2010
First Quarter	$	$	$
Second Quarter	$	$	$
Third Quarter	$	$	$
Fourth Quarter	$	$	$
2011
First Quarter	$	$	$
Second Quarter	$	$	$
Third Quarter	$	$	$
Fourth Quarter	$	$	$
2012
First Quarter	$	$	$
Second Quarter	$	$	$
Third Quarter	$	$	$
Fourth Quarter (through November 8, 2012)	$	$	$

On November 8, 2012, the closing price of our common stock reported on the OTC Pink market was $0.09 per share (or $         as adjusted for the reverse stock split), and there were approximately 58 stockholders of record.

DILUTION

Purchasers of our common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of our common stock from the public offering price. After giving effect to the sale of the shares of our common stock offered hereby, including the use of proceeds as described under “Use of Proceeds” and the deduction of underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of                 , 2012 attributable to common stockholders, would have been $         million, or $         per share of our common stock. This amount represents an immediate dilution in pro forma net tangible book value of $         per share from an assumed public offering price of $         per share of our common stock to new public investors. See “Risk Factors—Risks Related to this Offering—Differences between the book value of the assets acquired in our recapitalization and the price paid for our common stock will result in an immediate and material dilution in the book value of our common stock.” The following table illustrates this per share dilution:

Assumed public offering price per share	$
Net tangible book value per share before this offering(1)	$
Increase in pro forma net tangible book value per share attributable to this offering(2)
Pro forma net tangible book value per share after this offering(3)

Dilution in pro forma net tangible book value per share to new investors(4)	$

(1)	Net tangible book value per share of our common stock before this offering is determined by dividing our net tangible book value as of , 2012 by the number of shares of our common stock held by continuing investors. Includes a total of shares of common stock issuable by us upon the redemption of an equivalent number of our operating partnership’s common units which were issued in the recapitalization. Excludes: (i) shares of common stock issuable by us upon the exercise of warrants issued by us in the recapitalization; (ii) shares of common stock issuable by us upon the conversion of Class A preferred stock issued by us in the recapitalization; (iii) shares of common stock issuable by us upon the conversion of common units issuable to holders of the Class B preferred units and Class C preferred units issued by our operating partnership in the recapitalization and (iv) shares of common stock issuable by us upon the redemption of common units issuable by our operating partnership upon the conversion of LTIP units issued to certain officers and directors upon completion of this offering.
(2)	After deducting underwriting discounts and commissions and estimated offering expenses.
(3)	Based on pro forma net tangible book value per share of approximately $ million divided by the shares of common stock to be outstanding after this offering.
(4)	Dilution is determined by subtracting pro forma net tangible book value per share of our common stock after this offering from the public offering price paid by a new investor for a share of our common stock.

The following table summarizes, on an adjusted pro forma basis as of                 , 2012, the total number of shares of our common stock owned by existing stockholders and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing stockholders and to be paid by new investors in this offering at an assumed public offering price of $        , calculated before deduction of estimated underwriting discounts and commissions and offering expenses payable by us:

	Shares Acquired		Total Consideration		Average Price Per
	Number	Percent	Amount	Percent	Share

Existing stockholders(1)
New investors
Total

(1)	Includes a total of shares of common stock issuable by us upon the redemption of an equivalent number of our operating partnership’s common units which were issued in the recapitalization. Excludes: (i) shares of common stock issuable by us upon the exercise of warrants issued by us in the recapitalization; (ii) shares of common stock issuable by us upon the conversion of Class A preferred stock issued by us in the recapitalization; (iii) shares of common stock issuable by us upon the conversion of common units issuable to holders of the Class B preferred units and Class C preferred units issued by our operating partnership in the recapitalization and (iv) shares of common stock issuable by us upon the redemption of common units issuable by our operating partnership upon the conversion of LTIP units issued to certain officers and directors upon completion of this offering.

CAPITALIZATION

The following table sets forth our capitalization (i) on a historical basis as of June 30, 2012 and (ii) on a pro forma basis as adjusted to give effect to this offering and application of the net proceeds as set forth under “Use of Proceeds.” All share data set forth below has been adjusted to give effect to the             -for-             reverse stock split of shares of our common stock to be effected prior to the completion of this offering. You should read this table in conjunction with the sections captioned “Use of Proceeds,” “Selected Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited financial information and related notes thereto included elsewhere in this prospectus.

	As of June 30, 2012
	Actual		Pro Forma as Adjusted
	(Unaudited) (Dollars in thousands)
Mortgage notes payable		$139,187,559
Class A preferred stock; $.0.01 par value; 173,326 shares authorized, issued and outstanding
Noncontrolling interest - in Operating Partnership - Class B and C preferred units
Stockholder’s equity (1):
Common stock, $0.01 par value per share; 1,000,000,000 authorized; and shares issued and outstanding, historical and pro forma, respectively
Additional paid-in capital
Accumulated other comprehensive loss
Stock subscription receivable

Total stockholders’ equity - Trade Street Residential, Inc.
Noncontrolling interest in Operating Partnership - common units
Noncontrolling interests in consolidated real estate partnerships

Total stockholders’ equity

Total capitalization	$

(1)	Pro forma common stock outstanding includes shares of common stock to be issued in this offering and excludes (i) up to additional shares of common stock issuable upon exercise of the underwriters’ over-allotment option in full, (ii) shares of common stock underlying LTIP units to be granted under our Equity Incentive Plan to certain of our officers and directors upon completion of this offering, and (iii) shares of common stock available for future issuance under our Equity Incentive Plan.

SELECTED FINANCIAL AND OTHER DATA

The following table sets forth selected financial and other data of Trade Street Residential, Inc. You should read the following historical information in conjunction with the historical financial statements of Trade Street Residential, Inc. and notes thereto included elsewhere in this prospectus. The historical financial statements of Trade Street Residential, Inc. included in this prospectus for the periods prior to June 1, 2012 reflect the assets, liabilities and operations of Trade Street Company retroactively adjusted to reflect the legal capital of Trade Street Residential, Inc. Trade Street Company is not a legal entity, but instead represents a combination of certain real estate entities and management operations based on common ownership and control by the Trade Street Funds and Trade Street Capital.

The selected balance sheet data as of December 31, 2011 and 2010 and the selected statement of operations data for the years ended December 31, 2011 and 2010 have been derived from the audited historical financial statements of Trade Street Residential, Inc., appearing elsewhere in this prospectus.

The unaudited selected balance sheet data as of June 30, 2012 and the unaudited selected statement of operations data for the six months ended June 30, 2012 and for the year ended December 31, 2011 have been derived from the unaudited historical financial statements of Trade Street Residential, Inc., appearing elsewhere in this prospectus. In the opinion of our management, the unaudited selected balance sheet as of June 30, 2012 and the selected statements of operations for the six months ended June 30, 2012 and for the year ended December 31, 2011 include all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results for those periods.

You should read the following selected financial, operating and other data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes appearing elsewhere in this prospectus. All per share data set forth below has been adjusted to give effect to the             -for-             reverse stock split of our common stock to be effected prior to the completion of this offering.

	Six months ended June 30,		Years ended December 31,
	2012	2011	2011	2010
	(unaudited)	(unaudited)
Statement of operations data

REVENUE:
Rental revenue	$12,928,352	$6,185,691	$15,290,639	$6,708,194
Advisory fees	189,980	608,369	1,080,271	1,228,322

TOTAL REVENUE	13,118,332	6,794,060	16,370,910	7,936,516

OPERATING EXPENSES:
Property operations	5,876,205	1,886,105	5,410,875	2,396,927
Real estate taxes and insurance	1,815,361	975,646	2,120,305	865,574
General and administrative	539,140	350,393	699,389	528,312
Depreciation and amortization	5,189,910	2,235,812	5,843,615	1,970,212
Asset impairment losses	—	—	413,726	736,414
Provision for loan losses	—	—	59,461	587,999
Acquisition costs	—	815,602	970,788	553,246
Acquisition fees - related parties	—	—	891,282	548,496

TOTAL OPERATING EXPENSES	13,420,616	6,263,558	16,409,441	8,187,180

(LOSS) INCOME FROM OPERATIONS	(302,284)	530,502	(38,531)	(250,664)

OTHER INCOME (EXPENSES), NET:
Interest income	613	3,580	5,738	11,337
Interest expense	(3,346,084)	(1,477,781)	(3,808,844)	(1,946,157)

TOTAL OTHER EXPENSE, NET	(3,345,471)	(1,474,201)	(3,803,106)	(1,934,820)

LOSS BEFORE INCOME (LOSS) FROM UNCONSOLIDATED JOINT VENTURE	(3,647,755)	(943,699)	(3,841,637)	(2,185,484)

Income (loss) from unconsolidated joint venture	39,234	(38,264)	43,381	(321,075)

NET LOSS	(3,608,521)	(981,963)	(3,798,256)	(2,506,559)
LOSS ALLOCATED TO NONCONTROLLING INTERESTS	359,808	150,674	377,330	4,908
ACCRETION OF PREFERRED STOCK AND PREFERRED UNITS	(53,640)	—	—	—

LOSS ATTRIBUTABLE TO COMMON SHAREHOLDERS OF TRADE STREET RESIDENTIAL, INC.	$(3,302,353)	$(831,289)	$(3,420,926)	$(2,501,651)

Earnings per common share - basic	$(0.03)	$(0.06)	$(0.24)	$(0.17)
Earnings per common share - diluted	$(0.03)	$(0.06)	$(0.24)	$(0.17)

Weighted average number of shares - basic	100,946,972	14,442,537	14,442,537	14,442,537
Weighted average number of shares - diluted	367,588,360	14,442,537	14,442,537	14,442,537

	Six months ended June 30,		Years ended December 31,
	2012	2011	2011	2010
	(unaudited)	(unaudited)

Balance sheet data (at end of period):

Real estate investments before accumulated depreciation and amortization	$228,805,607		$227,642,983	$128,727,401

Total assets	$234,027,018		$235,199,632	$137,601,552

Notes payable	$139,187,559		$140,297,662	$76,894,280

Total stockholders’ equity	$34,092,166		$84,337,100	$59,720,993

Other data (in Thousands):
Funds from operations (1)	$520	$1,104	$(1,669)	$(542)

Net operating income (2)	$5,466	$3,898	$7,444	$2,485

Number of properties at end of the period	13	6	13	6

(1)	For a definition and reconciliation of FFO and a statement disclosing the reasons why our management believes that presentation of FFO provides useful information to investors and, to the extent material, any additional purposes for which our management uses FFO, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Funds From Operations.”

(2)	For a definition and reconciliation of net operating income and a statement disclosing the reasons why our management believes that presentation of net operating income provides useful information to investors and, to the extent material, any additional purposes for which our management uses net operating income, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Net Operating Income.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the more detailed information set forth under the caption “Selected Financial and Other Data,” and in our audited financial statements and the related notes thereto and in our unaudited financial statements and the related notes thereto, each appearing elsewhere in this prospectus. The financial statements for periods and as of dates prior to the recapitalization represent consolidated historical financials of Trade Street Company. All share and per share data set forth below has been adjusted to give effect to the -for- reverse stock split of shares of our common stock to be effected prior to this offering.

Overview of Our Company

We are a full service, vertically integrated, self-administered and self-managed Maryland corporation focused on acquiring, owning, operating and managing conveniently located, garden-style and mid-rise apartment communities in mid-sized cities and suburban submarkets of larger cities primarily in the southeastern United States, including Texas. We elected to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2004. We seek to own and operate apartment communities in cities that have:

•	a stable work force comprised of a large number of “echo boomers” augmented by positive net population migration;

•	a diverse mix of employers primarily providing assembly, distribution, technical, non-service related and other well-paying jobs;

•	a favorable cost of living;

•	reduced competition from larger multifamily REITs and large institutional real estate investors who tend to focus on select coastal and gateway markets; and

•	a limited supply of new housing and new apartment construction.

We currently own and operate 13 apartment communities containing 2,978 apartment units in Florida, Georgia, Kentucky, North Carolina, Tennessee and Texas. We currently have 72 employees who provide property management, maintenance, landscaping, construction management and accounting services.

Our Recapitalization

Until June 1, 2012, we conducted business as Feldman Mall Properties, Inc., a Maryland corporation that elected to be taxed as a REIT for U.S. federal income tax purposes commencing with its taxable year ended December 31, 2004, and which immediately prior to the recapitalization described in this prospectus held a single land asset having minimal value and conducted no operations. Feldman was formed and completed its initial public offering in 2004. In connection with Feldman’s initial public offering, it completed a simultaneous series of formation transactions that resulted in its acquisition of three regional malls and related assets. After the initial public offering and formation transactions, Feldman acquired additional mall properties outright and through joint ventures with institutional investors. Due to the deep recession that began in late 2007, the financial performance of these mall properties was significantly adversely affected. In 2008, Feldman’s common stock was delisted by the New York Stock Exchange, Feldman ceased being a reporting company with the SEC, and Feldman’s entire senior management team left the company, after which the then-current Feldman board of directors engaged Brandywine to manage the company. From 2008 until June 1, 2012, Feldman sold or otherwise disposed of all of its mall properties and retained a single parcel of land having minimal value.

In April 2012, Feldman entered into a contribution agreement with the Trade Street Funds and Trade Street Capital providing for the recapitalization. The recapitalization was completed on June 1, 2012, at which time the then-current Feldman board of directors was reconstituted, Feldman changed its name to “Trade Street Residential,

Inc.” and our current senior management team took over day-to-day management of our company from Brandywine. After the recapitalization, our business is a continuation of the multifamily residential real estate investment and management business of the Trade Street Funds and Trade Street Capital that were contributed to the company in the recapitalization. All of the dollar values for the common stock and common units issued in the recapitalization and set forth below are calculated on a pre-reverse stock split basis and assume a value per share/unit of our common stock and common units of $0.12, which was the price negotiated by the parties at the time of the recapitalization. In connection with the recapitalization:

•

The Trade Street Funds contributed to our operating partnership all of their respective interests in the entities that own the Operating Properties and the Land Investments. In exchange for the Operating Properties and the Land Investments, Feldman issued an aggregate of 509,546,444 shares of common stock (            shares after giving effect to the reverse stock split) and 173,326 shares of Class A preferred stock to the Trade Street Funds. Each share of Class A preferred stock has a liquidation preference of $100.00 per share, has no voting rights, is entitled to a preferential annual distribution equal to 1.0% of the liquidation preference per share, which distribution rate increases to 2.0% on June 1, 2014 and 3.0% on June 1, 2015, is convertible into shares of our common stock at such time as all of the Land Investments have been developed and stabilized at a conversion ratio equal to the liquidation preference (as adjusted for certain decreases in value, if any, below June 1, 2012 levels) divided by the average market price of our common stock for the 20 trading days immediately preceding conversion, and is redeemable by us in our sole discretion for cash equal to the liquidation preference per share plus accrued but unpaid distributions at any time after June 1, 2019. The aggregate value of the shares of common stock and shares of Class A preferred stock issued to the Trade Street Funds in the recapitalization was $78,478,173. In addition, a joint venture partner in one of the Operating Properties contributed to our operating partnership all of its interest in the entity that owns such Operating Property in exchange for an aggregate of 7,930,223 shares of our common stock (            shares after giving effect to the reverse stock split) having an aggregate value of $951,627.

•

Feldman issued to stockholders of record as of May 17, 2012, as a special distribution, warrants to purchase an aggregate of 20,882,196 shares of common stock (            shares after giving effect to the reverse stock split), which warrants are exercisable for a period of two years following listing of our common stock on a national securities exchange at an exercise price of $0.144 per share, subject to adjustment for any other stock splits, stock distributions and other capital changes. After giving effect to the reverse stock split, the exercise price of these warrants will be $        .

•

Feldman declared a special distribution payable to stockholders of record as of May 17, 2012, in an amount equal to $0.05 per share, payable on the earlier of (A) five business days after the date Feldman sold the retained parcel of land commonly known as the “Northgate Parcel” or (B) July 16, 2012. The distribution was to be payable in cash only to the extent of net proceeds from the sale of the Northgate Parcel prior to July 16, 2012, with the balance payable in shares of common stock, with the number of shares equal to the quotient of the aggregate distribution not paid in cash divided by $0.12 per share. As the Northgate Parcel was not sold prior to July 16, 2012, we issued an aggregate of 6,351,030 shares of common stock (            shares after giving effect to the reverse stock split) on July 16, 2012 to the stockholders entitled to be paid the special distribution.

•

Feldman issued 750,000 shares of common stock (            shares after giving effect to the reverse stock split) having a value of $90,000 to Brandywine as payment in full of a termination payment due upon termination of the management services agreement between Feldman and Brandywine.

•

Our operating partnership issued 532,719,146 common units (            common units after giving effect to the reverse stock split) to our company, which equals the number of shares of common stock outstanding immediately after the recapitalization, and 173,326 Class A preferred units to our company, which equals the number of shares of Class A preferred stock outstanding immediately after the recapitalization. After the recapitalization, all of our assets are held by, and all of our operations are conducted by, our operating partnership and its subsidiaries in a traditional UPREIT structure.

•

Trade Street Adviser GP, Inc., Trade Street Capital and Mr. Baumann and his wife contributed to our operating partnership all of their ownership interests in Trade Street Investment Adviser, LLLP and TS Manager, LLC, the entities through which Mr. Baumann provided real estate investment advisory services to Trade Street Funds in exchange for (i) 81,919,848 common units (            common units after giving effect to the reverse stock split) having an aggregate value of $9,830,382, (ii) 98,304 Class B preferred units having an aggregate value of $9,830,400, and (iii) 98,304 Class C preferred units having an aggregate value of $9,830,400. The common units are redeemable at the option of the holder at any time after June 1, 2013 for a cash price per common unit equal to the average closing price of our common stock for the 20 trading days prior to the delivery of the notice of redemption by the holder, or, at our election, for shares of our common stock on a one-for-one basis. The Class B preferred units and Class C preferred units each have a liquidation preference of $100.00 per unit. In addition, the Class B preferred units and Class C preferred units are each entitled to cumulative annual distributions equal to 1.5% of the liquidation preference per share, payable quarterly. The Class B preferred units and Class C preferred units are convertible into common units beginning June 1, 2013 and June 1, 2014, respectively, at a conversion rate equal to the sum of (A) the liquidation preference per unit, (B) an additional 3.0% per annum of the liquidation preference per unit and (C) any unpaid accumulated distributions, divided by, generally, the average closing price of our common stock for the 20 trading days prior to the date of conversion.

•	Trade Street Capital contributed its property management company, Trade Street Property Management, LLC, to our operating partnership for no additional consideration.

•

In connection with the recapitalization, each of the Trade Street Funds formed a Delaware statutory trust and adopted a plan of liquidation and liquidating trust agreement in order to effectuate its dissolution and liquidation. Pursuant to the terms of the liquidation documentation, all of the assets of the Trade Street Funds not contributed to us in the recapitalization, as well as the shares of common stock and preferred stock issued by Feldman to the Trade Street Funds in the recapitalization were contributed to each fund’s respective liquidating trust. Upon completion of the dissolution and liquidation of each of the Trade Street Funds, the trustees of the liquidating trusts will distribute the assets held in the liquidating trusts, including the shares of common stock and Class A preferred stock, to the respective partners and members of the Trade Street Funds, all of which are pension funds, in accordance with the governing documents of the Trade Street Funds.

After completion of the recapitalization on June 1, 2012, we are a full service, vertically integrated, self-administered and self-managed corporation operating as a REIT for federal income tax purposes. All of our employees are employed by, and all of our operations are conducted through, our operating partnership. As of the date of this prospectus, we own approximately % of the common units, all of the Class A preferred units and none of the Class B preferred units or Class C preferred units in our operating partnership.

For accounting purposes, the Trade Street Company was the accounting acquirer in the recapitalization even though Trade Street Residential, Inc. (formerly Feldman Mall Properties, Inc.) was the legal acquirer. The audited historical financial statements of the registrant for the years ended December 31, 2011 and 2010 represent the audited historical financial statements of Trade Street Company. Trade Street Company is not a legal entity, but represents a combination of certain real estate entities and management operations based on common ownership and control of the Trade Street Funds and Trade Street Capital. During all periods presented in the accompanying consolidated financial statements up to June 1, 2012, the entities comprising Trade Street Company were under common control with Trade Street Capital.

After the recapitalization, our primary assets consist of 13 multifamily apartment communities, and three development properties which comprise the primary assets contributed in the recapitalization. Our revenue consists primarily of rents received from residents of its apartment communities. Certain properties are owned through joint ventures, resulting in non-controlling interests of 30% to 50%. Income (loss) allocations, if any, to non-controlling interests includes the pro-rata share of such properties net real estate income (loss). All significant intercompany balances and transactions were eliminated as a result of the recapitalization transaction.

Trends

During the six months ended June 30, 2012, rental demand for apartments continued to be strong as compared to the same period in 2011. Occupancy remained a strong 93.6% across our portfolio of apartment communities as compared to 93.8% for the six months ended June 30, 2011, and our average price for new leases and renewals signed trended up. Average effective rent per unit is equal to the average of gross rent amounts after the effect of leasing concessions for occupied units, divided by the total number of units. Leasing concessions represent discounts to the current rate. We believe average effective rent is a helpful measure in evaluating average pricing. It does not represent actual rental revenue collected per unit. With strong occupancy at all of our apartment communities, we expect our positive trend in average effective rent to continue in the near term. While we have benefitted from positive trends in occupancy and pricing over the past four quarters, our portfolio occupancy and rates are impacted by employment trends in our markets. New employment continues to increase at a slow pace, and the unemployment rate remains at historically high levels; therefore, we remain cautiously optimistic about our ability to sustain occupancy increases and higher rents over the coming quarters.

We also continue to benefit from limited supply of new apartment units in our markets. New supply entering the market was low in 2011 and continues to run well below historical new supply delivery averages. Competition from existing condominiums reverting back to rental apartments, or new condominiums being converted to rental apartments, has not affected our portfolio because most of our submarkets have not been primary areas for condominium development. We have found the same to be true for rental competition from single family homes. We have avoided committing a significant amount of capital to markets where the housing crisis most dramatically impacted home values and sales and created a new rental market consisting of single family homes. We expect new supply of new apartments and rental units in our markets to remain low over the foreseeable future.

Throughout the six months ended June 30, 2012, we continued to have the benefit of lower interest rates resulting from a continued strong market for Fannie Mae and Freddie Mac debt securities. Short term interest rates continue to be at historically low levels and, as a result, we expect a continuation of favorable interest rates in the near term with rates rising as the economy improves.

Factors That May Influence Future Results of Operations

We derive a substantial majority of our revenues from rents received from residents in our apartment communities. We consider our strong internal property management capability to be a vital component of our business; therefore, as we grow we will likely add personnel as necessary to provide outstanding customer service to our residents in order to maintain high occupancy levels at our apartment communities and to preserve the ability to increase rents.

Substantially all of the leases at our apartment communities are for terms of one year or less, which generally enables us to seek increased rents upon renewal of existing leases or commencement of new leases. These short-term leases minimize the potential adverse effect of inflation or deflation on rental income, although residents may leave without penalty at the end of their lease terms for any reason. As is customary in the multifamily industry, a certain number of residents move out of an apartment community at the end of a lease term, which is referred to as “turnover.” All apartment owners incur costs in connection with turnover, including the costs of repainting and repairing apartment units, replacing obsolete or damaged appliances and re-leasing the units. While we budget for turnover and the costs associated therewith, our turnover cost may be affected by certain factors we cannot control. Excessive turnover and failure to properly manage turnover cost may adversely affect our operations and could adversely affect our financial condition, results of operations, cash flows and ability to pay distributions on, and the market price of, our common stock.

We seek earnings growth primarily through increasing rents and occupancy at existing properties and acquiring additional apartment communities in markets complementing our existing portfolio locations. Our apartment communities are concentrated in mid-sized cities and suburban submarkets of larger cities primarily in the southeastern United States, including Texas, which makes us more susceptible to adverse developments in those markets. As a result, we are particularly affected by the local economic conditions in these markets, including, but not limited to, changes in supply of or demand for apartment units in our markets , competition for real property investments in our markets, changes in government rules, regulations and fiscal policies, including those governing real estate usage and tax, and any environmental risks related to the presence of hazardous or toxic substances or materials at or in the vicinity of our properties, which will negatively impact our overall performance.

We may be unable to accurately predict future changes in national, regional or local economic, demographic or real estate market conditions. For example, continued volatility and uncertainty in the global, national, regional and local economies could make it more difficult for us to lease apartments, may require us to lease our apartments at lower rental rates than projected and may lead to an increase in resident defaults. In addition, these conditions may also lead to a decline in the value of our properties and make it more difficult for us to dispose of these properties at competitive prices. These conditions, or others we cannot predict, could adversely affect our financial condition, results of operations, cash flows and ability to pay distributions on, and the market price of, our common stock.

Upon completion of this offering and the use of the net proceeds therefrom, we expect to have approximately $         principal amount of outstanding indebtedness, which is comprised of mortgage indebtedness secured by our properties. Of this amount, net of scheduled amortization, $         matures in 2013, $         matures in 2014, $         matures in 2015, and $         matures in 2016. We have begun discussions with the lenders of our Pointe at Canyon Ridge and Arbors River Oaks properties to take advantage of lower interest rates and more favorable loan terms.

In connection with the recapitalization and this offering, we have incurred substantial, one-time general and administrative expenses. Following completion of this offering, we will incur increased general and administrative expenses, including legal, accounting and other expenses related to corporate governance, public reporting and compliance with various provisions of the Sarbanes-Oxley Act, related regulations of the SEC, including compliance with the reporting requirements of the Exchange Act, and the requirements of the national securities exchange on which our stock is listed.

Emerging Growth Company

We are an “emerging growth company” under the federal securities laws and, as such, we have elected to provide reduced public company reporting requirements in this prospectus and in future filings. In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with accounting standards newly issued or revised after April 5, 2012. In other words, an “emerging growth company” can delay the adoption of accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of the extended transition period for complying with accounting standards newly issued or revised after April 5, 2012.

Critical Accounting Policies

The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses in the reporting periods. Our actual results may differ from these estimates.

We identify and discuss our significant accounting policies that directly impact our financial statements in the notes to the financial statements included in this prospectus. We discuss below those policies that may be of particular interest to readers of this prospectus. Other companies in similar businesses may utilize different estimation policies and methodologies, which may impact the comparability of our results of operations and financial condition to those companies.

Purchase Price Allocation and Related Depreciation

When we acquire apartment communities, management analyzes and determines the relative value of the components of real estate assets acquired and assigns depreciable lives to such components based on age and condition at the time of original acquisition, as follows: base building structure, 30-40 years; land improvements, 8-20 years; short-lived building components, 5-20 years; and fixtures, equipment and floor coverings, 3-7 years. These estimates of useful lives are highly subjective and are based in part on assumptions that could differ materially from actual results in future periods.

Capital Expenditures and Depreciation

Construction and improvement costs incurred in connection with the development of new properties or the redevelopment of existing properties are capitalized to the extent the total carrying value of the property does not exceed the estimated net realizable value of the completed property. Capitalization of these costs begins when the activities and related expenditures commence and ceases when the project is substantially complete and ready for its intended use, at which time the project is placed in service and depreciation commences. Real estate taxes, construction costs, insurance, and interest costs incurred during construction periods are capitalized. Capitalized real estate taxes and interest costs are amortized over periods which are consistent with the constructed assets. Real estate investments are stated at the lower of cost less accumulated depreciation or fair value, if deemed impaired, as described below. Depreciation on real estate is computed using the straight-line method over the estimated useful lives of the related assets, generally 15 to 40 years for buildings and long-lived improvements and 4 to 7 years for furniture, fixtures and equipment. Ordinary repairs and maintenance costs are expensed. Significant improvements, renovations and replacements that extend the life of the assets are capitalized and depreciated over their estimated useful lives.

Impairment of Real Estate Assets

We evaluate our real estate assets when events or occurrences, which may include significant adverse changes in operations and/or economic conditions, indicate that the carrying amounts of such assets may not be recoverable. We assess a property’s recoverability by comparing the carrying amount of the property to our estimate of the undiscounted future operating cash flows expected to be generated over the holding period of the property, including cash flow from its eventual disposition. If our evaluation indicates that we may be unable to recover the carrying value of a property, we record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the property. Recording an impairment loss results in an immediate negative charge to net income. For real estate owned through unconsolidated real estate joint ventures or other similar real estate investment structures, at each reporting date we compare the estimated fair value of our real estate investment to the carrying value, and record an impairment charge to the extent the fair value is less than the carrying amount and the decline in value is determined to be other than a temporary decline. The evaluation of anticipated cash flows is highly subjective and is based in part on assumptions regarding future operating results that could differ materially from actual results in future periods.

Revenue Recognition and Tenant Receivables

Revenues and tenant receivables are recorded when earned. Residential properties are leased under operating leases with terms of generally one year or less. Rental income is recognized when earned on a straight-line basis. A provision for losses on tenant receivables equal to the estimated uncollectible amounts is recorded. This estimate is based on historical experience and review of the current status of receivables. Sales of real estate property occur through the use of a sales contract where gains or losses from real estate property sales are recognized upon closing of the sale. We use the accrual method and recognize gains or losses on the sale of our properties when the earnings process is complete, we have no significant continuing involvement and the collectability of the sales price and additional proceeds is reasonably assured, which is typically when the sale of the property closes.

Operating Expenses

Operating expenses associated with the rental property include costs to maintain the property on a day to day basis as well as any utility costs, real estate taxes and insurance premiums. Operating expenses are recognized as incurred.

Accounting for Recapitalization

For legal purposes, our recapitalization consisted of the contribution by the Trade Street Funds of all of their respective interests in the entities that own the Operating Properties and the Land Investments and the contribution by Trade Street Advisor GP, Inc., Trade Street Capital and Mr. Baumann and his wife and all of their interest in the real estate investment advisory and management platform to the surviving legal entity, Trade Street Residential, Inc., a Maryland corporation, formerly known as Feldman Mall Properties, Inc. prior to June 1, 2012. For accounting purposes the transaction was accounted for as a recapitalization, and Trade Street Company was deemed to be the “accounting acquirer.” Accordingly, the accompanying historical audited financial statements of Trade Street Residential, Inc. and the unaudited historical condensed financial statements of Trade Street Residential, Inc. included elsewhere in this prospectus and the discussion below represent the historical financial statements of Trade Street Company prior to June 1, 2012, which have been retroactively adjusted to reflect the legal capital of the recapitalized corporation, and Trade Street Residential Inc. subsequent to June 1, 2012. See Note A to the unaudited historical condensed financial statements for the six months ended June 30, 2012 and Note A to the audited historical financial statements for the year ended December 31, 2011 and 2010 appearing elsewhere in this prospectus for further discussion.

Accounting for the Variable Interest Entity

Under Financial Accounting Standards Board, or FASB, Accounting Standard Codification, or ASC 810, “Consolidation,” when a reporting entity is the primary beneficiary of an entity that is a variable interest entity as defined in FASB ASC 810, the variable interest entity must be consolidated into the financial statements of the reporting entity. The determination of the primary beneficiary requires management to make significant estimates and judgments about rights, obligations, and economic interests in such entities as well as the same of the other owners. A primary beneficiary has both the power to direct the activities that most significantly impact the variable interest entity, and the obligation to absorb losses and the right to receive benefits from the variable interest entity. Unconsolidated joint ventures in which we do not have a controlling interest but exercise significant influence are accounted for using the equity method, under which the Company recognizes its proportionate share of the joint venture’s earnings and losses.

Internal Controls and Procedures

We have had limited accounting personnel and systems to adequately execute accounting processes and limited other supervisory resources with which to address internal controls over financial reporting. As such, our internal controls may not be sufficient to ensure that (1) all transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and (2) the design and execution of our controls has consistently resulted in effective review of our financial statements and supervision by individuals with financial reporting oversight roles. In the past, lack of adequate staffing levels resulted in insufficient time spent on review and approval of certain information used to prepare our financial statements. The lack of adequate accounting systems prevented us from capturing all transactions and related journal entries, which prevented us from preparing timely and accurate financial reporting and analysis. We and our independent registered accounting firm concluded that these control deficiencies constituted a material weakness in the internal controls over financial reporting as of December 31, 2011. A material weakness is a control deficiency, or a combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The control deficiencies described above, at varying degrees of severity, contributed to the material weakness in the control environment of Trade Street Company.

Our senior management team has taken steps to address the causes of this material weakness by putting into place new accounting processes and control procedures, including the implementation of best-in-class multifamily property management, financial accounting and revenue management software systems. In addition, during 2012, we have added five experienced accounting and property management personnel, in response to our identification of gaps in our skills base and expertise of the staff required to meet the financial reporting requirements of a public company. However, our evaluation of internal control over financial reporting is not complete and we expect remediation to continue.

We are not currently required to comply with the SEC’s rules implementing Section 404 of the Sarbanes-Oxley Act, and are, therefore, not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Section 302 of the Sarbanes-Oxley Act, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. We will not be required to make our first assessment of our internal control over financial reporting until the year following the first annual report required to be filed with the SEC after the completion of this offering. To comply with the requirements of being a public company, we may need to implement additional financial and management controls, reporting systems and procedures and hire additional accounting and finance staff.

Further, our independent registered public accounting firm is not yet required to formally attest to the effectiveness of our internal controls over financial reporting for as long as we are an emerging growth company. Once it is required to do so, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed, operated or reviewed.

Acquisition Activity

During 2011 and 2010, we completed various acquisitions of multifamily apartment communities from unrelated sellers. Each acquisition involved the acquisition of the operating real estate, but no management or other business operations were acquired in such acquisitions. The fair value of the net assets acquired and the related purchase price allocation are summarized below.

Fontaine Woods – On May 9, 2011, we acquired a 70% ownership interest in Fontaine Woods, a multifamily apartment community located in Chattanooga, Tennessee. Fontaine Woods contains 263 apartment units in 14 two- and three-story garden-style apartment buildings on 52 acres of land. The purchase price of $13.0 million was comprised of a mortgage note payable of $9.1 million plus cash of $3.9 million.

Trails at Signal Mountain – On May 26, 2011, we acquired Trails at Signal Mountain, a multifamily apartment community located in Chattanooga, Tennessee. Trails at Signal Mountain contains 172 apartment units in 12 two- and three-story garden-style apartment buildings on seven acres of land. The purchase price of $12.0 million was comprised of a mortgage note payable of approximately $8.3 million plus cash of approximately $3.7 million.

Post Oak – On July 28, 2011, we acquired Post Oak, a multifamily apartment community located in Louisville, Kentucky. Post Oak contains 126 apartment units in 19 three story residential apartment buildings located on five acres of land. The purchase price of approximately $8.3 million was comprised of mortgage note payable of approximately $5.3 million plus cash of $3.0 million.

Merce – On October 31, 2011, we acquired Merce Apartments, a multifamily apartment community located in Dallas, Texas. Merce contains 114 garden-style apartment units in six one- and three-story residential buildings on three acres of land. The purchase price of $8.1 million was comprised of mortgage note payable of $5.5 million plus cash of approximately $2.6 million.

Beckanna on Glenwood – On October 31, 2011, we acquired Beckanna on Glenwood, a multifamily apartment community located in Raleigh, North Carolina. Beckanna on Glenwood contains 254 garden-style apartment units in one eight-story residential building located on seven acres of land. The property was purchased subject to a non-cancelable operating ground lease. The term of the lease is through March 23, 2055, with the option to extend the lease for five additional ten-year periods. The purchase price of approximately $9.4 million was comprised of a mortgage note payable of approximately $6.4 million plus cash of $3.0 million.

Park at Fox Trails – On December 6, 2011, we acquired Park at Fox Trails, a multifamily apartment community located in Plano, Texas. Park at Fox Trails contains 286 garden-style apartment units in 45 one- and two-story residential buildings on 16 acres of land. The purchase price of approximately $21.2 million was comprised of mortgage note payable of approximately $15.0 million plus cash of approximately $6.2 million.

Terrace at River Oaks – On December 21, 2011, we acquired Terrace at River Oaks, a multifamily apartment community located in San Antonio, Texas. Terrace at River Oaks contains 314 garden-style apartment units in 77 two-story residential buildings on 24 acres of land. The purchase price of approximately $20.4 million was comprised of a mortgage note payable of $14.3 million plus cash of approximately $6.1 million.

Lakeshore on the Hill – On December 14, 2010 we acquired Lakeshore on the Hill, a multifamily apartment community located in Chattanooga, Tennessee. Lakeshore contains 123 garden-style apartment units in five two- and three-story residential buildings on 12 acres of land. The purchase price of approximately $10.1 million was comprised of a mortgage note payable of approximately $6.8 million plus cash of $3.2 million.

The Estates at Mill Creek – On November 2, 2010, we acquired The Estates at Mill Creek, a multifamily apartment community located in Buford, Georgia. The Estates at Mill Creek contains 259 garden-style apartment units in 11 two-, three- and four-story residential buildings on 29 acres of land. The purchase price of $26.7 million was comprised of a mortgage note payable of $19.1 million plus cash of $7.6 million.

Arbors River Oaks – On June 9, 2010, we acquired Arbors River Oaks, a multifamily apartment community located in Memphis, Tennessee. Arbors River Oaks contains 191 garden-style apartment units in 15 two- and three-story residential buildings on 12 acres of land. The purchase price of approximately $16.3 million was comprised of mortgage note payable of approximately $9.0 million plus cash of $7.3 million.

Historical Results of Operations

Comparison of Six Months Ended June 30, 2012 to June 30, 2011

	Six months ended June 30,
	2012	2011	Change	%
Revenue	$13,118,332	$6,794,060	$6,324,272	93.1%

Property operations	5,876,205	1,886,105	3,990,100	211.6
Real estate taxes and insurance	1,815,361	975,646	839,715	86.1
General and Administrative	539,140	350,393	188,747	53.9
Depreciation and Amortization	5,189,910	2,235,812	2,954,098	132.1
Acquisition costs	—	815,602	(815,602)	(100.0)

Total expenses	13,420,616	6,263,558	7,157,058	114.3

Income (loss) from operations	(302,284)	530,502	(832,786)	(157.0)
Interest expense (net)	(3,345,471)	(1,474,201)	(1,871,270)	126.9
Income (loss) from unconsolidated joint venture	39,234	(38,264)	77,498	(202.5)

Net income (loss)	(3,608,521)	(981,963)	(2,626,557)	267.5
Non-controlling interests	359,809	150,674	209,138	603.9%
Accretion of Preferred Stock and Preferred Units	(53,640)	—	(53,640)	—

Net loss, attributable to common stockholders	$(3,302,353)	$(831,289)	$(2,471,064)	297.3%

We experienced an increase in net loss from continuing operations for the six months ended June 30, 2012 compared to the same period in 2011 as an additional seven multifamily communities were added to the portfolio and we incurred significant fees related to the recapitalization transaction. Our focus throughout 2011 and through the six months ended June 30, 2012 was increasing pricing where possible through our revenue management system, while maintaining strong physical occupancy. Through these efforts, average effective rent per unit and physical occupancy increased during both comparative periods.

During the six months ended June 30, 2012, the average effective rent per unit, for those properties in the portfolio as of June 2011, increased to $830 per unit from $807 per unit for the six months ended June 30, 2011. The average effective rent per unit for the entire portfolio for the six months ended June 30, 2012 was $781 reflecting our entry into middle markets with lower rent price points. These markets have strong economic fundamentals which should allow for improved trends in the future. The overall occupancy for the six months ended June 30, 2012 and 2011 was 93.6% and 93.8%, respectively.

Our addition of seven new properties to our portfolio during 2011, partially offset by increased occupancy and higher average effective rent per apartment unit, resulted in an approximate $2.6 million increase in our net loss for the six months ended June 30, 2012 over the net loss incurred for the six months ended June 30, 2011. The following is a discussion of changes from period to period of the material components of our results of operations.

Revenue

Rental revenue for the six months ended June 30, 2012 was approximately $12.9 million, an increase of approximately $6.7 million from the six months ended June 30, 2011 due primarily to (i) the addition of seven multifamily communities to the six properties in the portfolio as of June 30, 2011 and (ii) an increase in average effective rent per unit. Advisory fee revenue decreased by approximately $0.4 million to approximately $190,000 for the six months ended June 30, 2012 from approximately $608,000 million for the same period in the prior year. This reduction in fees reflects the decrease in the number and value of assets under management for properties which were not contributed in the recapitalization.

Property Operations Expense

Expenses from property operations include property-level costs including, without limitation, compensation costs for property-level personnel, repairs and maintenance, utilities and landscaping. Expenses from property operations for the six months ended June 30, 2012 were approximately $5.9 million, an increase of approximately $4.0 million from the six months ended June 30, 2011 due primarily to the addition of seven new properties to the portfolio.

General and Administrative Expense

General and administrative expense increased 53.7%, from approximately $351,000 for the six months ended June 30, 2011 to $539,000 for the six months ended June 30, 2012. The increase in general and administrative expense is attributed primarily to growth in corporate personnel and infrastructure needed to acquire, manage and maintain the increased number of properties that were acquired during the third and fourth quarters of 2011. General and administrative expenses include the costs associated with corporate management, including executive officers, acquisition and corporate development staff and functions. In addition, general and administrative expenses include the costs of corporate office property management support staff and functions, including accounting, human resources, legal, operations support and information technology support provided to apartment properties. We expect general and administrative expense, including accounting and legal fees, to increase in future periods as we incur the expenses associated with being a listed publicly-traded REIT subject to the reporting requirements of an “emerging growth company” under the Exchange Act.

Depreciation and Amortization

Depreciation and amortization expense for the six months ended June 30, 2012 was approximately $5.2 million, an increase of approximately $3.0 million from the six months ended June 30, 2011, primarily due to the addition of seven new properties to the portfolio.

Comparison of Years Ended December 31, 2011 to December 31, 2010

Revenues

Rental revenue was $15.3 million for the year ended December 31, 2011, an increase of $8.6 million, or 128.4%, compared to rental revenue of $6.7 million for the year ended December 31, 2010, due primarily to an increase in the number of units owned, higher occupancy and higher effective rent per unit as referenced above.

During the year ended December 31, 2011, we benefited from the continued strong fundamentals in the multifamily housing industry, particularly in the markets that we serve. The decrease in home ownership and low supply of new multifamily projects continue to drive these strong fundamentals. In addition, we made revenue-enhancing capital investments in five of our apartment communities which allowed us to improve rental rates while maintaining high occupancy rates at those properties.

Property Operations Expense

Expenses from property operations were $5.4 million for the year ended December 31, 2011, an increase of $3.0 million, or 125%, compared to total operating expenses of $2.4 million for the year ended December 31, 2010. On-site costs were generally stable, and the increase is attributed primarily to an increase in the number of units during 2011.

General and Administrative Expense

General and administrative expense increased 40.0%, from $0.5 million for the year ended December 31, 2010 to $0.7 million for the year ended December 31, 2011. The increase is attributed primarily to growth in corporate personnel and infrastructure needed to acquire, manage and maintain the seven properties that we acquired during 2011. General and administrative expenses include the costs associated with corporate management, including executive officers, acquisition and corporate development staff and functions. In addition, general and administrative expenses include the costs of corporate office property management support staff and functions, including accounting, human resources, legal, operations support and information technology support provided to apartment properties. We expect general and administrative expense, including accounting and legal fees, to increase in future periods as we incur the expenses associated with being a publicly-listed REIT subject to the reporting requirements of an “emerging growth company” under the Exchange Act.

Depreciation and Amortization

Depreciation and amortization expense totaled approximately $5.8 million for the year ended December 31, 2011, an increase of $3.8 million, or 190%, compared to total depreciation and amortization expense of $2.0 million for the year ended December 31, 2010, primarily due to the addition of seven properties during 2011.

Acquisition Costs

Acquisition expenses are charged to current expense in the period incurred. Our acquisition expenses include direct costs to acquire apartment communities, including real estate commissions, attorney fees, due diligence costs, title searches and title insurance costs. We also paid acquisition fees to related parties, which are reflected in acquisition expenses. We also include in our acquisition expenses fees and costs incurred in connection with properties disposed of during the relevant periods.

For the year ended December 31, 2011, total acquisition expenses were approximately $1.9 million, compared to $1.1 million for the year ended December 31, 2010, an increase of approximately 73%. The increase was attributable to our acquisition of seven apartment communities during 2011.

Liquidity and Capital Resources

We estimate that the net proceeds we will receive from the sale of shares of our common stock in this offering will be approximately $         million (or approximately $         million if the underwriters exercise their over-allotment option in full), after deducting underwriting discounts and commissions of $         million (or approximately $         million if the underwriters exercise their over-allotment option in full) and estimated organizational and offering expenses of approximately $         million payable by us. We will contribute the net proceeds we receive from this offering to our operating partnership in exchange for common units of our operating partnership. We expect our operating partnership will use the net proceeds as set forth in “Use of Proceeds.”

As a REIT, we are required to distribute at least 90% of our REIT taxable income, excluding net capital gains, to stockholders on an annual basis. We expect that these needs will be met from cash generated from operations and other sources, including proceeds from secured mortgages and unsecured indebtedness, proceeds from additional equity issuances, cash generated from the sale of property and the formation of joint ventures.

Short-Term and Long-Term Liquidity Needs

We expect to pursue acquisitions utilizing a portion of the net proceeds from this offering within the 12 months following the completion of this offering.

Apart from acquisition activities, our short-term liquidity needs will primarily be to fund operating expenses, recurring capital expenditures, property taxes and insurance, interest and scheduled debt principal payments, general and administrative expenses and distributions to stockholders and unit holders. We generally expect to meet our short-term liquidity requirements through net cash provided by operations, and we believe we will have sufficient resources to meet our short-term liquidity requirements. We believe that net cash provided by operations will be adequate to meet the REIT operating requirements in both the short- and the long-term.

Our principal long-term liquidity needs will primarily be to fund additional property acquisitions, major renovation and upgrading projects and debt payments and retirements at maturities. We do not expect that net cash provided by operations will be sufficient to meet all of these long-term liquidity needs. We anticipate meeting our long-term liquidity requirements by using cash and short-term credit facilities as an interim measure, to be replaced by funds from public and private equity and debt offerings, long-term secured and unsecured debt, or joint venture investments. In addition, we may use operating partnership units issued by the operating partnership to acquire properties from existing owners seeking a tax deferred transaction.

We believe that as a publicly traded REIT, we will have access to multiple sources of capital to fund our long-term liquidity requirements. These sources include the incurrence of additional debt and the issuance of additional equity. However, we cannot assure you that this will be the case. Our ability to secure additional debt will be dependent on a number of factors, including our cash flow from operations, our degree of leverage, the value of our unencumbered assets and borrowing restrictions that may be imposed. Our ability to access the equity capital markets will be dependent on a number of factors as well, including general market conditions for REITs and market perceptions about our company.

We believe that our current cash flows from operations, coupled with additional mortgage debt and borrowings under any revolving credit facility, will be sufficient to allow us to continue operations, satisfy our contractual obligations and pay dividends to our stockholders and limited partners of our operating partnership.

Contractual Obligations

As of June 30, 2012, we had the following contractual debt obligations (see Note F to the accompanying consolidated financial statements for the six months ended June 30, 2012 for further discussion regarding the specific terms of our debt):

	Payment Due By Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt obligations	$139,187,559	$31,201,204	$12,663,772	$12,423,200	$82,899,384
Operating lease obligations	$60,178,527	$958,149	$1,769,474	$1,742,400	$55,708,505
Interest payments (1)	$29,403,375	$6,428,886	$8,297,377	$7,088,309	$7,588,804

Total	$228,769,461	$38,588,239	$22,730,622	$21,253,908	$146,196,692

(1)	For variable rate indebtedness, we have assumed that such indebtedness will be paid at the rate in effect on June 30, 2012 for the duration of the obligation.

Consolidated Indebtedness to be Outstanding after this Offering

The following table sets forth information with respect to the indebtedness that we expect to have outstanding after the completion of this offering and the deployment of the net proceeds as described under “Use of Proceeds.”

Property	Interest Rate as of June 30, 2012		Amortization (Years)	Number of Months of Interest Only Payments from Origination Date	Maturity Date	Outstanding as of June 30, 2012
Arbors River Oaks	4.31%		N/A	All	07/01/15	$8,978,000
Beckanna on Glenwood	3.16	%(1)	30	12	11/01/18	6,380,000
Fontaine Woods	5.19%		30	24	06/01/18	9,100,000
Lakeshore on the Hill	4.48%		30	24	01/01/18	6,834,000
Merce	3.17	%(1)	30	24	11/01/18	5,475,000
Oak Reserve at Winter Park	5.00%		30	36	10/30/13	9,786,251
Park at Fox Trails	3.16	%(1)	30	12	01/01/19	14,968,000
Post Oak	3.42	%(1)	30	24	08/01/18	5,277,000
Terraces at River Oaks	4.32%		30	24	01/01/22	14,300,000
The Estates at Maitland	7.00%		9	0	04/02/13	4,272,308
The Estates at Mill Creek	4.67%		30	30	11/01/20	19,100,000
The Pointe at Canyon Ridge	6.00%		30	N/A	05/31/13	26,400,000
The Trails at Signal Mountain	4.92%		30	24	06/01/18	8,317,000

Total						$139,187,559

(1)	Variable rate indebtedness. See Note F and Note E to the accompanying financial statements for the year ended December 31, 2011 and three months ended June 30, 2012, respectively for a description of the terms of our variable rate indebtedness.

Cash Flows

Six Months Ended June 30, 2012 Compared to the Six Months Ended June 30, 2011

Cash flows provided by (used in) operating activities, investing activities and financing activities for the six months ended June 30, 2012 and 2011 were as follows:

	2012	2011
Operating activities	$6,008,027	$1,357,755
Investing activities	$(256,551)	$(8,472,174)
Financing activities	$(3,853,400)	$6,305,506

Net cash flow provided by operating activities increased to approximately $6.0 million for the six months ended June 30, 2012 from $1.4 million for the six months ended June 30, 2011. This increase is mainly a result of the release of $1.0 million in cash restricted pursuant to one of our loan agreements and an increase of $2.2 million in accounts payable and accrued expenses. These increases were offset by a decrease of $2.9 million in the net loss before depreciation and amortization.

Net cash used in investing activities was $256,551 during the six months ended June 30, 2012 compared to approximately $8.5 million during the six months ended June 30, 2011. The decrease was a result of the use of $7.6 million during the six months ended June 30, 2011 for acquisition costs related to the acquisition of seven properties, of which there were none in the six months ended June 30, 2012. In addition, purchases of property, plant and equipment decreased from $1.2 million in the prior year to $330,910 in the six months ended June 30, 2012.

Net cash used in financing activities was approximately $3.8 million used during the six months ended June 30, 2012 compared to approximately $6.3 million provided during the six months ended June 30, 2011. The net reduction in the current year was primarily from the following sources:

•	Increase of approximately $1.0 million in mortgage payments

•	Increase of approximately $1.2 million in payment of deferred loan costs

•	Increase of approximately $1.2 million in distributions

•	Decrease of approximately $6.4 million in contributions

•	Less: approximately $2.2 from the sale of our common stock to fund certain offering expenses

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Cash flows provided by (used in) operating activities, investing activities and financing activities for the years ended December 31, 2011 and 2010 are as follows:

	2011	2010
Operating activities	$3,044,087	$1,756,532
Investing activities	$(30,546,400)	$(23,343,757)
Financing activities	$26,531,632	$23,040,617

Net cash flow provided by operating activities increased to $3 million for the year ended December 31, 2011 from approximately $1.1 million for the year ended December 31, 2010. This net increase is mainly a result of:

•	Increase of approximately $3.9 million in the net result before depreciation

•	Increase of approximately 1.0 million in accounts payable and accrued expenses

•	Less: approximately $0.9 million in released cash for new properties that was previously restricted pursuant to one of our loan agreements

•	Less: increase of approximately $1.6 million in due from affiliates

Net cash used in investing activities was approximately $30.5 million during the year ended December 31, 2011 compared to approximately $23.3 million during the year ended December 31, 2010. In the current year, approximately $28.4 million was used for the acquisition of apartment properties compared to approximately $18.1 million in the prior year. Purchases of property, plant and equipment increased from $1.3 million in 2010 to $2.6 million in 2011. Partially offsetting these increases was a reduction due to approximately $3.9 million used in 2010 for the investment in an unconsolidated joint venture.

Net cash provided from financing activities was approximately $26.5 million in 2011 compared to approximately $23.0 million in 2010. The net increase in 2011 was primarily from an increase of approximately $9.4 million in contributions, offset by an increase of approximately $0.8 million in deferred loan costs and approximately $3.3 million in distributions.

Income Taxes

No provision has been made for income taxes since all of the company’s operations are held in pass-through entities and accordingly the income or loss of the company is included in the individual income tax returns of the partners or members.

We elected to be taxed as a REIT under the Code beginning with our taxable year ended December 31, 2004. As a REIT, we generally are not subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate tax rates. We believe that we are organized and operate in a manner to qualify and be taxed as a REIT and we intend to operate so as to remain qualified as a REIT for federal income tax purposes.

Inflation

Inflation in the United States has been relatively low in recent years and did not have a significant impact on the results of operations for the company’s business for the periods shown in the consolidated historical financial statements. We do not believe that inflation poses a material risk to the company. The leases at our apartment properties are short term in nature. None are longer than two years, and most are one year or less.

Although the impact of inflation has been relatively insignificant in recent years, it does remain a factor in the United States economy and could increase the cost of acquiring or replacing properties in the future.

Quantitative and Qualitative Disclosures About Market Risk.

Our future income, cash flows and fair value relevant to our financial instruments depends upon prevailing market interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates. Based upon the nature of our operations, we are not subject to foreign exchange rate or commodity price risk. The principal market risk to which we are exposed is the risk related to interest rate fluctuations. Many factors, including governmental monetary and tax policies, domestic and international economic and political considerations, and other factors that are beyond our control contribute to interest rate risk. Our interest rate risk objective is to limit the impact of interest rate fluctuations on earnings and cash flows and to lower our overall borrowing costs. To achieve this objective, we manage our exposure to fluctuations in market interest rates for our borrowings through the use of fixed rate debt instruments to the extent that reasonably favorable rates are obtainable. All of our financial instruments were entered into for other than trading purposes.

Fixed Interest Rate Debt

As of June 30, 2012, we had approximately $80.7 million of fixed rate mortgage debt, or approximately 58.0% of our outstanding mortgage debt, which limit’s our risk to fluctuating interest rates. Though a change in the market interest rates affects the fair market value, it does not impact net income to stockholders or cash flows. Our total outstanding fixed rate mortgage debt had an average effective interest rate as of June 30, 2012 of approximately 5.5% per annum with expirations ranging from 2013 to 2022.

Variable Interest Rate Debt

As of June 30, 2012, we had approximately $58.5 million of variable rate mortgage debt, or approximately 42.0% of our outstanding debt. As of June 30, 2012, we did not have any interest rate swaps, caps or other derivative instruments in place, leaving $58.5 million subject to interest rate fluctuations. The impact of a 1% increase or decrease in interest rates on our variable rate mortgage debt would result in a decrease or increase of annual net income of approximately $427,000, respectively.

Off-Balance Sheet Arrangements

As of June 30, 2012, we do not have any off-balance sheet arrangements that have had or are reasonably likely to have a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital resources or capital expenditures. We own interests in one joint venture, which is accounted for under the equity method as we exercise significant influence over, but do not control, the investee.

Funds from Operations

We consider FFO to be an appropriate measure of the operating performance of an equity REIT. The National Association of Real Estate Investment Trusts, or NAREIT, defines FFO as net income (loss) computed in accordance with GAAP, excluding gains or losses from sales of property and impairment charges on properties held for investment, plus real estate related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. In addition, NAREIT recommends that extraordinary items not be considered in arriving at FFO. We calculate our FFO in accordance with this definition. Most industry analysts and equity REITs, including us, consider FFO to be an appropriate supplemental measure of operating performance because, by excluding gains or losses on dispositions and excluding depreciation, FFO is a helpful tool that can assist in the comparison of the operating performance of a company’s real estate between periods, or as compared to different companies. Management uses FFO as a supplemental measure to conduct and evaluate our business because there are certain limitations associated with using GAAP net income by itself as the primary measure of our operating performance. Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, management believes that the presentation of operating results for real estate companies that uses historical cost accounting is insufficient by itself. There can be no assurance that FFO presented by us is comparable to similarly titled measures of other REITs. FFO should not be considered as an alternative to net income or other measurements under GAAP as an indicator of our operating performance or to cash flows from operating, investing or financing activities as a measure of liquidity.

Below is the calculation of FFO and the reconciliation to net income, which we believe is the most comparable GAAP financial measure to FFO (in thousands):

	Six Months Ended June 30,		Year Ended December 31,
	2012	2011	2011	2010
Net income (loss) Add:	(3,608)	(982)	(3,798)	(2,507)

Depreciation of real estate assets	5,189	2,236	5,844	1,970

Impairments of real estate held for investment	—	—	—	—

Less:
Net income (loss) attributable to non-controlling interest	(360)	(150)	(377)	(5)
Gain on sale of real estate assets acquired for investment	—	—	—	—

Funds from operations	$1,221	$1,104	$1,669	$(542)

Net Operating Income

We believe that net operating income, or NOI, is a useful measure of our operating performance. We define NOI as total property revenues less total property operating expenses, excluding depreciation and amortization, for all properties held during the period. Other REITs may use different methodologies for calculating NOI, and accordingly, our NOI may not be comparable to other REITs.

We believe that this measure provides an operating perspective not immediately apparent from GAAP operating income or net income. We use NOI to evaluate our performance on a property-by-property basis because NOI allows us to evaluate the operating performance of our properties because it measures the core operations of property performance by excluding corporate level expenses and other items not related to property operating performance and captures trends in rental housing and property operating expenses

However, NOI should only be used as an alternative measure of our financial performance. The following table sets forth a reconciliation of NOI to net income as computed in accordance with GAAP for the periods presented (in thousands):

	Six Months Ended June 30,		Year Ended December 31,
	Historical		Historical
	2012	2011	2011	2010
Net loss	$(3,608)	$(982)	$(3,798)	$(2,507)
Adjustments to Add/(Deduct):
Interest and other expenses, net	3,346	1,474	3,803	1,935
General and administrative expense	539	350	699	528
Acquisition costs	—	816	1,861	1,101
Depreciation and amortization	5,189	2,236	5,843	1,970

Net operating income	$5,466	$3,894	$8,408	$3,027

Recent Accounting Pronouncements

In January 2010, FASB issued guidance that amends and clarifies existing guidance related to fair value measurements and disclosures. This guidance requires new disclosures for (1) transfers in and out of Level 1 and Level 2 and reasons for such transfers and (2) the separate presentation of purchases, sales, issuances and settlement in the Level 3 reconciliation. It also clarifies guidance around disaggregation and disclosures of inputs and valuation techniques for Level 2 and Level 3 fair value measurements. This standard was effective for our fiscal year beginning January 1, 2010, except for the new disclosures relating to Level 3 fair value measurements, which was effective for our fiscal year beginning January 1, 2011. The adoption of this standard did not have a material impact on the financial statements of the company.

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in GAAP and International Financial Reporting Standards, or “IFRS”.

ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in GAAP and IFRS. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The adoption of this standard did not have a material impact on the consolidated financial statements of the company.

In December 2011, the FASB issued ASU 2011-11, Balance Sheet Disclosures relating to Offsetting Assets and Liabilities. ASU 2011-11 amended ASC 210, Balance Sheet, to facilitate the comparison between disclosure guidance in GAAP and IFRS. The amendments will enhance disclosures required by GAAP by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with either ASC 210-20-45 or ASC 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either ASC 210-20-45 or ASC 815-10-45. This information will enable users of an entity’s financial statements to evaluate the effect or potential effect of netting arrangements on an entity’s financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments. The amendment is to be applied retrospectively for all comparative periods presented and is effective for annual periods beginning after January 1, 2013. The company does not believe the future adoption of ASU 2011-11 will have a significant impact on the consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income.” ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of stockholders’ equity and requires the presentation of components of net income and components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The company does not believe the future adoption of ASU 2011-5 will have a significant impact on the consolidated financial statements.

In December 2011, the FASB issued ASU 2011-12 in order to defer only those changes in Update 2011-05 that relate to the presentation of reclassification adjustments. No other requirements in ASU 2011-05 were affected by this Update, including the requirement to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. ASU 2011-12 is effective for us in fiscal years, and interim periods within those years, beginning after December 15, 2011. The company does not believe the future adoption of ASU 2011-12 will have a significant impact on the consolidated financial statements.

OUR INDUSTRY AND MARKET OPPORTUNITY

Unless otherwise indicated, all information in this section has been obtained from the Census Bureau, and other industry sources where specifically noted. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements contained in this prospectus. Any forecasts included in this section are based on various assumptions, all of which are subject to change without notice. In addition, any projections obtained from the Census Bureau that we have included in this prospectus have not been expertized and are, therefore, solely our responsibility. If you purchase our common stock, your sole recourse for any alleged or actual inaccuracies in the forecasts and projections used in this prospectus will be against us.

Industry Overview

Strong fundamentals have supported continued growth in the multifamily industry since the housing crisis of 2008. Among these underlying themes are (i) a decreasing shift in home ownership rates, (ii) a population increase of the “echo boomer” class (those born after 1977 and before 1997) whose characteristics support a rent versus own lifestyle, (iii) a lack of supply of multifamily product offset by a growing increase in demand and (iv) a shift in migration trends into the southeastern United States, including Texas. Given these ongoing trends, we believe the multifamily industry and, in particular, the markets in which we focus, will continue to grow and support our competitive business strategy as a publicly traded REIT.

Decrease in Home Ownership Rates

With drastic decreases in home values and a lack of evidence supporting the “bottoming out” of that trend, renting has been and continues to be an attractive option for all adult age groups. Even with mortgage rates at historic lows, continued high unemployment and lower wages have coupled with stricter prerequisites and higher down payment requirements on homes to further entice individuals to rent rather than own. Additionally, the effects of the recession on the housing market have left a lasting mark on current, previous, and most notably, potential home owners who experienced the effects of the housing crises on personal wealth and home values. The effects of the housing crisis on home ownership rates are illustrated below, showing a significant decline from a high of 69% during the housing boom to a current low of 66%. Given this current environment and its downward effect on home ownership rates, it is our belief that these historically low percentages will continue to support demand for the multifamily product.

Echo Boomer Effect

Echo boomers (those born after 1977 and before 1997) are the largest generation in U.S. history since the baby boomers (those born after 1946 and before 1965). Highly educated and career driven, echo boomers’ lifestyle choices continue to support a rent versus own lifestyle as many seek social atmosphere and delay having families to focus on their careers. Many echo boomers also witnessed their parents, families and friends lose a considerable amount of personal wealth during the housing crisis. Additionally, the rise in student loan debt (which rose to over $1 trillion in 2010 and continues to rise today) among this generation discourages individuals from layering mortgages on top of their student debt.

With these factors coming into play, the home ownership rate among echo boomers is low and declining, falling from 41.8% in 2006 to 36.8% in 2010 according to the Census Bureau. Given an echo boomer population of approximately 65 million (and growing), their growing influence on renting rather than owning is proving to play a significant role in supporting a strong multifamily industry. As the figure below illustrates, the echo boomer population has steadily increased since 2000 following a leveling-off effect from the baby boomer generation.

Lack of Supply of the Multifamily Product

With the onset of the 2008 recession and the accompanying housing crisis, a lack of demand for housing and a freeze on credit commenced, leaving multifamily developers unable to attain the capital needed to begin or complete construction. Furthermore, as the country began to experience a shifting trend from home ownership to renting, a lack of supply of the multifamily product soon occurred. Ultimately, this led to favorable economic and demographic conditions for the multifamily industry as property owners experienced historically low vacancy levels (illustrated below) and the ability to raise rents at higher rates than inflation.

As the chart below illustrates, the recession’s effects on the overall economy have caused multifamily development to reach historic lows since 2006 while the total number of households in the U.S. continues to increase.

This increase in the number of households, coupled with a shift in preference from home ownership to renting, has led to high occupancy rates and favorable cash flow at the property level. We believe our properties and our pipeline of acquisitions and development properties will serve as “best in class assets” with strong demand that will support high rents and occupancy.

Multifamily building permits are also currently being issued at levels substantially below historical levels (illustrated below). According to the Census Bureau, in 2011 the number of multifamily permits was approximately 45% of the number in 2005 (the peak year over the past decade), while trends over the past three years continue to fall well below this decade’s average of 332,000 permits per year. Continued tightening of new construction financing will likely result in a limited supply of new apartment units. Reduced levels of new apartment construction, coupled with increased demand for rental apartment units, should permit us to maintain high occupancy rates at our apartment communities and to increase our rents.

Favorable Migration Trends

Further supporting our business strategy are domestic migration trends that show states in the southeastern U.S. experiencing the most drastic increases in population since 2010. As the figure below shows, many of our targeted markets, including Texas, Florida, North Carolina and Tennessee, are set to benefit most from migration trends to their respective states. These benefits include, but are not limited to, (i) a larger workforce, (ii) diversification of skill sets and (iii) perhaps most importantly, capital. Conversely, a majority of the states representing the bottom ten in migration trends in areas with historically high costs of living such as New York, California, Connecticut and New Jersey, which seems to suggest a trend in migration to more affordable, job growth oriented economies in our target markets.

Net Domestic Migration by State

2010 - 2011

Top Ten States

State	2011
Texas *	145,315
Florida *	118,756
North Carolina *	41,033
Washington	35,166
Colorado	31,195
South Carolina	22,013
Tennessee *	20,328
Georgia *	17,726
Virginia *	15,538
Oregon	13,636

Data from U.S. Bureau of the Census

*	Denotes Trade Street Target Markets

Net Domestic Migration by State

2010 - 2011

Bottom Ten States

State	2011
Nevada	(11,113)
Indiana	(11,412)
Missouri	(11,831)
Connecticut	(16,848)
Ohio	(44,868)
New Jersey	(54,098)
Michigan	(57,234)
California	(65,705)
Illinois	(79,458)
New York	(113,757)

Data from U.S. Bureau of the Census

Many of our target markets have adopted government policies designed to attract fields such as biomedicine, software, trade and manufacturing, which have historically produced healthy and steady economic growth. Cities such as Chattanooga, Tennessee, in which Volkswagen and Komatsu have built manufacturing plants and offices, Spartanburg-Greenville, South Carolina, in which BMW has built an assembly plant, and Memphis, Tennessee, home to FedEx’s corporate headquarters, have all benefited from aggressive pro-business government policies that have attracted corporations seeking lower-tax and less regulated environments. These corporations provide a major attraction to a highly skilled workforce that, in return, supports local economies and drives demand for multifamily product within those markets.

Conclusions

Our business is focused on acquiring, managing and developing conveniently located, garden-style and mid-rise apartment communities in mid-sized cities and suburban submarkets of larger cities primarily in the southeastern United States, including Texas. This strategy is supported and solidified by (i) a decreasing shift in home ownership rates, (ii) a population increase of the echo boomer class whose characteristics support a rent versus own lifestyle, (iii) a lack of supply of multifamily product offset by a growing increase in demand and (iv) a shift in migration trends in favor of our target markets. With forecasts indicating a continuation of these trends, we believe that we are well-positioned to perform in this ever-improving industry.

BUSINESS AND PROPERTIES

Overview

We are a full service, vertically integrated, self-administered and self-managed Maryland corporation focused on acquiring, owning, operating and managing conveniently located, garden-style and mid-rise apartment communities in mid-sized cities and suburban submarkets of larger cities primarily in the southeastern United States, including Texas. We elected to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2004.

We currently own and operate apartment communities in mid-sized cities and suburban submarkets of larger cities primarily in the southeastern United States, including Texas, that we consider to have economic drivers that support a strong apartment rental market. We seek to acquire apartment communities in cities experiencing population growth, reduced levels of new housing or apartment construction and stable job markets provided by a diverse mix of employers. We may also opportunistically pursue acquisitions and selective development of garden-style or mid-rise apartment communities that meet our criteria in other geographic regions and markets that possess demographic and other characteristics similar to our existing markets. Our apartment communities are characterized by attractive features including substantial landscaping, well-maintained exteriors and high quality interior finishes, and amenities such as swimming pools, clubhouses, fitness facilities and controlled-access gated entrances.

We believe that economic drivers for multifamily housing in our markets will remain strong for the foreseeable future. Building permits for multifamily housing continue to be issued at levels that are substantially below historical levels. We believe that lending for new apartment construction will continue to be tight, with lenders requiring lower loan-to-value ratios, more recourse from borrowers, including personal or corporate guarantees, and stricter quality standards. Moreover, housing prices have not stabilized in some markets, foreclosure rates remain higher than historical norms and many families are electing to lease apartments rather than own homes. In addition, mortgage financing for single-family homes is more difficult to obtain than prior to the 2008 housing downturn and mortgage crisis. These factors should continue to provide a robust market for apartment rentals, allowing us to maintain high occupancy rates at our apartment communities and to increase rental rates.

Our Operating Properties currently consist of 13 apartment communities containing 2,978 apartment units in Florida, Georgia, Kentucky, North Carolina, Tennessee and Texas. As of June 30, 2012 the weighted average physical occupancy rate for our Operating Properties was 93.6% and the weighted average monthly effective rent per occupied apartment unit at our Operating Properties was $778. Our Land Investments consist of three parcels of land that are zoned for multifamily development. Our Land Investments have undergone varying degrees of pre-construction development, such as partial completion of grading, installation of streets and partial development of site and architectural plans; however, we have not begun construction of apartment units on any of the Land Investments. We intend primarily to complete development of our Land Investments in unconsolidated joint ventures with highly-qualified regional and/or national third party developers when market and demographic trends favor the delivery of additional multifamily units in the markets where our Land Investments are located. However, in certain limited instances where our board determines that the benefits significantly outweigh the risks, we may develop additional apartment units ourselves utilizing our debt and equity capital resources. We intend to add scale in our current markets through acquisitions and selective development of new apartment communities. We may also opportunistically pursue acquisitions and selective development of apartment communities in other geographic regions and markets that possess economic, demographic and other characteristics similar to our existing markets.

On June 1, 2012, we completed our recapitalization, which is more fully described below under the caption “–Recapitalization Transaction.” Prior to the recapitalization, Feldman operated as a REIT since 2004 under the name Feldman Mall Properties, Inc. and owned and operated regional malls. In March 2012, Feldman disposed of its last mall property and, at the time of the recapitalization, it conducted operations and its only asset was an undeveloped tract of land having minimal value. In the recapitalization, the Trade Street Funds contributed all of their respective interests in the entities that own the Operating Properties and the Land Investments to our operating partnership in exchange for 509,546,444 shares of our common stock (                 shares after giving effect to the reverse stock split) and 173,326 shares of our Class A preferred stock. In addition, Trade Street Capital, Trade Street Adviser GP, Inc. and Mr. Baumann and his wife transferred to our operating partnership 100% of the ownership interests in two limited liability companies that advised and managed the apartment communities owned by the Trade Street Funds in exchange for an aggregate of 81,919,848 common units (                 common units after giving effect to the reverse stock split), having an aggregate value of $9,830,382, 98,304 Class B preferred units, having an aggregate value of $9,830,400 and 98,304 Class C preferred units, having an aggregate value of $9,830,400.

Following the recapitalization, we are a full service, vertically integrated, self-administered and self-managed corporation with 72 employees currently who provide property management, maintenance, landscaping, construction management and accounting services. Our senior management team consists of Mr. Baumann, our Chairman and Chief Executive Officer, Mr. Lopez, our Chief Financial Officer and Chief Operating Officer, and Mr. Hanks, our Chief Investment Officer. Each member of our senior management team was a principal at Trade Street Capital prior to our recapitalization. Our senior management team has significant experience in acquiring, owning, operating and managing commercial real estate, specifically apartment communities, and has managed our Operating Properties since their acquisitions by the Trade Street Funds.

Our Strengths

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Experienced Management Team. Our senior management team, led by Mr. Baumann, our Chairman and Chief Executive Officer, Mr. Lopez, our Chief Financial Officer and Chief Operating Officer, and Mr. Hanks, our Chief Investment Officer, has significant experience in acquiring, owning, operating and managing commercial real estate, specifically apartment communities. Over the last ten years, our senior management team has had the primary responsibility of overseeing the acquisition, ownership and management of 25 multifamily communities consisting of more than 10,000 apartment units in our target markets, including our Operating Properties, since their acquisitions by the Trade Street Funds. Mr. Baumann has developed and/or acquired in excess of $1.0 billion of multifamily residential projects over his 25-year career. Mr. Hanks has overseen the acquisition of in excess of 11,600 apartment units with aggregate value of approximately $1.4 billion over his 10-year career. Mr. Lopez has over 10 years of experience serving as the chief financial officer of a public company.

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Strategic Focus on Markets with Strong Multifamily Housing Fundamentals. Our Operating Properties are located in mid-sized cities and suburban submarkets of larger cities primarily in the southeastern United States, including Texas. Our existing and target markets are characterized by low unemployment, a diversified base of employers, prospects for continued job growth, lower cost of living and positive net population migration from other states. Our strategic focus on acquiring apartment communities in mid-sized markets with strong economic and demographic drivers differentiates us from the majority of multifamily REITs, who we believe are more focused on select coastal and gateway markets.

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Attractive Acquisition Opportunities Provided by Extensive Relationships Across the Multifamily Industry. Over the course of their careers, Messrs. Baumann and Hanks have developed an extensive network of relationships with institutional investment managers and private operators and developers throughout the multifamily industry. These relationships provide us access to an ongoing pipeline of acquisition opportunities in our target markets, many of which are “off-market” transactions that do not involve an open competitive bidding process, thereby allowing us to achieve lower acquisition costs. We acquired approximately 70% of our Operating Properties in such off-market transactions.

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Stable Portfolio of High Quality Properties. Our Operating Properties consist of conveniently located, garden-style and mid-rise apartment communities in mid-sized cities and suburban submarkets of larger cities that typically offer attractive amenities such as swimming pools, clubhouses, fitness facilities and controlled-access gated entrances.

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Strong Acquisition Pipeline. We are currently evaluating and discussing with              prospective sellers the potential acquisition of approximately              additional apartment communities containing approximately              units with an estimated aggregate acquisition price of approximately $          million. While there can be no assurance that we will acquire the properties that we are evaluating, we expect to acquire          properties over the next          quarters. We believe that our track record of apartment acquisitions, when combined with a greater access to capital due to our being a listed REIT and our ability to acquire properties on a tax-deferred basis in exchange for common units in our operating partnership, will provide us with numerous additional quality acquisition opportunities in the near term.

Our Business Objectives and Strategies

Our primary business objective is to maximize stockholder value by increasing cash flows at our existing properties, acquiring additional properties in our existing markets and in other strategic markets, and selectively pursuing development opportunities. We intend to achieve this objective by executing the following strategies:

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Maintain Disciplined Focus on Mid-Sized Markets. We intend to maintain a disciplined investment focus on mid-sized cities and suburban submarkets of larger cities with strong economic and demographic drivers, reduced competition from larger multifamily REITs and limited supply of new housing and apartment construction. We conduct a top down demographic analysis of our target markets that includes review of near-term prospects for job growth given expansion or relocation of major employers, and evaluation of positive net migration trends or recent population increases. We also evaluate new multifamily building permits and construction starts to determine new supply trends.

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Intensely Manage Our Apartment Communities to Maintain Market Competitiveness and Cost Efficiency. Upon the closing of this offering, we will manage all of our Operating Properties. Our senior management team has a “hands-on” approach to property management, which includes real-time communication with resident managers, frequent property visits, substantial investment in aesthetics and amenities and attention to operating costs. Our senior management team has overseen significant improvements at our Operating Properties that have added landscaping, exterior facelifts, renovation of common areas such as clubhouses and refurbishment of apartment interiors. We believe that by presenting attractive, aesthetically pleasing interiors and exteriors combined with modern amenities, our apartment communities have a competitive edge in our markets compared to other apartment communities owned by lesser capitalized operators.

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Utilize Our Relationships and Industry Knowledge to Acquire High Yielding Properties in Our Target Markets. We will seek to acquire additional apartment communities in our existing markets in order to build scale, utilizing our acquisition experience and leveraging our local management resources in those markets. We believe adding scale in our existing markets will increase our operating efficiency, produce cost saving, enhance our market knowledge and strengthen our ability to be market leader in each of our markets.

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Selectively Dispose of Fully Stabilized Assets to Redeploy Capital in Higher Growth Investments. We will actively manage our portfolio to increase cash flow through the sale of fully stabilized assets to redeploy capital into higher yielding investments. We will also actively seek to improve our average age and asset quality in our target markets or exit markets that we deem as non-strategic going forward.

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Selectively Acquire Development Sites and Utilize our Current Land Investments for the Future Development of Multifamily Communities in Our Target Markets. Our senior management team has extensive experience in developing multifamily properties. We intend to continue utilizing our management team’s knowledge, experience and relationships to increase stockholder value by selectively pursuing development opportunities in our target markets. Primarily, we will seek development opportunities through unconsolidated joint ventures with highly-qualified regional and/or national third party developers in markets where demographic trends favor the delivery of additional multifamily units. However, in certain limited instances where our board determines that the benefits significantly outweigh the risks, we may develop additional apartment units ourselves utilizing our debt and equity capital resources. Our Land Investments were acquired by the Trade Street Funds in anticipation of their future development by the Trade Street Funds and contributed to our operating partnership in the recapitalization.

Our Properties

As of June 30, 2012, our Operating Properties consisted of 13 apartment communities. The following table provides certain information with respect to our Operating Properties owned as of June 30, 2012.

Property Name	Location	Primary Employers (1)	Year Built/ Renovated (2)	Date Acquired	Number of Units	Average Unit Size (Sq. Ft.)	Average Physical Occupancy (3)	Monthly Effective Rent per Occupied Unit (4)
Arbors River Oaks	Memphis, TN	FedEx	1990/2010	06/09/2010	191	1,136	96.2%	$972
Beckanna on Glenwood	Raleigh, NC	State of NC Government	1963/2006	13/31/2011	254	729	94.8%	$706
Fontaine Woods(5)	Chattanooga, TN	BlueCross/BlueShield	1981/2011	05/09/2011	263	1,006	96.5%	$690
Lakeshore on the Hill	Chattanooga, TN	BlueCross/BlueShield	1969/2005	12/14/2010	123	1,168	91.3%	$804
Merce	Addison, TX	Bearing Point Inc.	1991/2007	10/31/2011	114	653	96.0%	$742
Oak Reserve at Winter Park	Winter Park, FL	Walt Disney Company	1972/2007	09/21/2008	142	834	90.2%	$810
Park at Fox Trails	Plano, TX	Bearing Point Inc.	1981	12/06/2011	286	960	91.4%	$767
Post Oak	Louisville, KY	United Parcel Service	1982/2005	07/28/2011	126	847	96.3%	$683
Terraces at River Oaks	San Antonio, TX	USAA	PI: 1982 PII: 1983	12/21/2011	314	1,015	95.9%	$742
The Estates at Mill Creek(6)	Buford, GA	Delta Airlines	2001	11/02/2010	259	1,232	95.5%	$902
The Estates at Perimeter(7)	Augusta, GA	U.S. Army	2007	09/01/2010	240	1,109	91.4%	$978
The Pointe at Canyon Ridge	Sandy Springs, GA	Delta Airlines	1986/2007	09/18/2008	494	1,065	90.2%	$679
The Trails at Signal Mountain	Chattanooga, TN	BlueCross/BlueShield	1975	05/26/2011	172	1,185	94.4%	$765

Total/Weighted Average					2,978	984	93.6%	$778

(1)	Represents the largest employers by number of employees within a 25 mile radius of where the apartment property is located.
(2)	The extent of the renovations included within the term “renovated” depends on the individual property, but “renovated” generally refers to the replacement of siding, roof, wood, windows or boilers, updating of gutter systems, renovation of leasing centers and interior rehabilitation, including updated appliances, countertops, vinyl plank flooring, fixtures, fans and lighting, or some combination thereof.
(3)	Average physical occupancy represents the average, for the six months ended June 30, 2012, of the total number of units occupied at each property during the period divided by the total number of units at each property.
(4)	Monthly effective rent per occupied unit is equal to the average of (i) gross monthly rent minus any leasing discounts offered to our tenants for each month in the six month period ended June 30, 2012, (ii) divided by the total number of occupied units during each month included in such period. Discounts include concessions, discounted employee units and model units. These discounts may be offered from time-to-time for various reasons, including to assist with the initial lease-up of a newly developed property or as a response to a property’s local market economics. Total concessions for all of our Operating Properties for the year ended December 31, 2011 were $948,541 and for the six months ended June 30, 2012 were $861,648. As of June 30, 2012, excluding discounted employee and model units, the average discount per unit as a percentage of rent was 6.1%.
(5)	We own a 70% ownership interest in this property through a consolidated joint venture.
(6)	This property is currently under contract to be sold. The purchase price is $27.5 million and the closing is scheduled to occur on November 16, 2012. In connection with this transaction, the buyer will assume a $19.1 million mortgage loan that bears interest at a fixed rate of 4.67% per annum and matures on November 1, 2020.
(7)	We own a 50% interest in this property through an unconsolidated joint venture.

In addition, as of June 30, 2012, our Land Investments consisted of the parcels described in the table below, upon which we anticipate developing multifamily properties in the future, when market and demographic trends favor the delivery of additional multifamily units to the markets where the respective Land Investments are located.

Property Name	Location	Potential Use		Number of Planned Units		Acreage

Venetian	Fort Meyers, FL	Apartments	(1)	436		23.0 acres
Midlothian Town Center – East	Midlothian, VA	Apartments	(2)	238	(2)	8.4 acres
The Estates at Maitland	Maitland, FL	Apartments	(3)	421	(3)	6.1 acres

(1)	Venetian was acquired from an insolvent developer after construction began. The site currently has improvements, including a partially completed clubhouse, building pads, roads and utilities on Phase I of the development.
(2)	Midlothian Town Center - East is currently approved for 246 apartment units and 10,800 square feet of retail space, including a parking deck structure. The project is currently going through a site plan modification process in Chesterfield County that will allow the development of 238 apartment units, 10,800 square feet of retail space and the elimination of the parking deck structure.
(3)	The Estates at Maitland is currently approved for a maximum of 300 apartment units and 20,000 square feet of retail space. The City of Maitland changed its zoning code allowing a higher density in May 2012. The municipal development agreement is currently being modified to include 421 units and 10,000 square feet of retail space.

The following table summarizes the physical occupancy rate and the average monthly effective rent per occupied unit for each of our apartment communities for the six months ended June 30, 2012 and the years ended December 31, 2011 and 2010.

	Average Physical Occupancy Rate (1)				Monthly Effective Rent per Occupied Unit (2)
Property	Six Months Ended June 30, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010		Six Months Ended June 30, 2012	Year Ended December 31, 2011		Year Ended December 31, 2010
Arbors River Oaks	96.2%	97.9%	96.6	%(3)	$972	$941		$880
Beckanna on Glenwood	94.8%	— (4)	—	(5)	$706	—	(4)	—	(5)
Fontaine Woods	96.5%	95.8%	—	(5)	$690	$660		—	(5)
Lakeshore on the Hill	91.3%	96.2%	—	(5)	$801	$819		—	(5)
Merce	96.0%	— (4)	—	(5)	$742	—	(4)	—	(5)
Oak Reserve at Winter Park	90.2%	94.4%	90.7	%(6)	$810	$774		$764	(6)
Park at Fox Trails	91.4%	— (4)	—	(5)	$767	—	(4)	—	(5)
Post Oak	96.3%	93.7%	—	(5)	$683	$662		—	(5)
Terraces at River Oaks	95.9%	— (4)	—	(5)	$742	—	(4)	—	(5)
The Estates at Mill Creek	95.5%	96.9%	96.3	%(4)	$902	$888		$868
The Estates at Perimeter	91.4%	93.0%	94.8	%(3)	$978	$961		$971
The Pointe at Canyon Ridge	90.2%	90.2%	90.9	%(7)	$679	$668		$652
The Trails at Signal Mountain	94.4%	95.3%	—	(5)	$765	$777		—	(5)

Total/Weighted Average	93.6%	94.2%	93.5%		$778	$782		$797

(1)	Average physical occupancy represents the average, for the period presented, of the total number of units occupied at each property divided by the total number of units at each property.
(2)	Monthly effective rent per unit is equal to the average of (i) gross monthly rent minus any leasing discounts offered (ii) divided by the total number of occupied units.
(3)	We acquired this property in 2010.
(4)	Properties acquired during the fourth quarter of 2011 have been excluded.
(5)	We acquired this property in 2011.
(6)	We acquired this property in September, 2008. The average physical occupancy rate and average monthly revenue per occupied unit for this property as of December 31, 2009 and 2008 were 91.9% and $823, and 74.7% and $839, respectively.
(7)	We acquired this property in October, 2008. The average physical occupancy rate and monthly effective rent per occupied unit for this property as of December 31, 2009 and 2008 were 87.7% and $671 and 86.1% and $622, respectively.

The following table summarizes the unit type for each of our apartment communities.

	Unit Type
Property	1BR	2BR	3BR+
Arbors River Oaks	60	99	32
Beckanna on Glenwood	202	52	0
Fontaine Woods	139	124	0
Lakeshore on the Hill	44	61	18
Merce	108	6	0
Oak Reserve at Winter Park	65	69	8
Park at Fox Trails	208	78	0
Post Oak	80	46	0
Terraces at River Oaks	46	167	101
The Estates at Mill Creek	55	158	46
The Estates at Perimeter	84	120	36
The Pointe at Canyon Ridge	288	206	0
The Trails at Signal Mountain	40	116	16

	1,419	1,302	257

Description of Our Operating Properties

Set forth below is information with respect to each of our Operating Properties. As used below, average effective annual rent per occupied unit is equal to the annualized average of (i) gross monthly rent minus any leasing discounts offered (ii) divided by the total number of occupied units. Discounts include concessions, discounted employee units and model units.

Arbor River Oaks

Developed in 1990, Arbor River Oaks is located in one of Memphis’s most affluent upscale areas, in the Germantown/Collierville submarket, which boasts the strongest demographics in the state in terms of high household incomes, proximity to high paying professional employment, and pricing of single-family residential housing. We acquired this 191-unit property in June 2010. On-site amenities include a swimming pool, gated access, a business center, nine-foot ceilings, private balconies and patios and walk-in closets. Additional information about Arbor River Oaks is included in the property tables above.

The average effective annual rent per unit for the six months ended June 30, 2012, annualized, and the year ended December 31, 2011, and 2010, was $11,660, $11,292, and $10,558, respectively.

No tenant occupies 10% or more of the rentable square footage of the property, and no business, occupation or profession is carried on at the property other than a multifamily apartment operation. As a residential apartment operation, the leases at Arbors River Oaks generally have terms ranging from six to 12 months in duration and, as of June 30, 2012, no lease had a term longer than 12 months.

We hold fee simple title to this property, subject to a mortgage loan with a principal balance, as of June 30, 2012, of $8,978,000. The loan requires monthly interest-only payments for the term of the note with the principal balance being due and payable on the maturity date. It bears interest at a fixed rate of 4.31% per annum and matures on July 1, 2015. We may voluntarily prepay all, but not less than all, of the unpaid principal balance of the note prior to the maturity date on the last calendar day of a calendar month subject to a prepayment fee equal to the greater of (i) 1% of the outstanding principal balance and (ii) customary yield maintenance for a prepayment occurring before December 31, 2014, or 1% of the outstanding principal balance for a prepayment occurring from December 31, 2014 to March 31, 2015. There is no prepayment fee during the last three months of the term. The outstanding balance at the time of maturity will be approximately $8,978,000.

Other than recurring capital expenditures, we have no immediate plans with respect to major renovation or redevelopment of Arbor River Oaks.

Arbor River Oaks is located in the tax jurisdiction of the City of Memphis/Shelby County, Tennessee. The current real estate tax rate is $7.13 per $100 of valuation and the annual real estate tax on Arbor River Oaks for 2011 was approximately $353,381.51.

The table below sets forth the following tax-related information for Arbor River Oaks: (i) federal tax basis, (ii) method of depreciation, and (iii) life claimed with respect to the property for purposes of depreciation. Under the Modified Accelerated Cost Recovery System, or MACRS, the capitalized cost (basis) of tangible property is recovered over a specified life by annual deductions for depreciation.

Component	Federal Tax Basis	Method	Life Claimed
Buildings	$13,729,653	MACRS	27.5 years
Land improvements	$294,284	MACRS	15.0 years
Personal property	$507,968	MACRS	7.0 years

Beckanna on Glenwood

Developed in 1963 and significantly renovated by the prior owners in 2007, Beckanna on Glenwood is located in Raleigh, North Carolina. We acquired this property in October 2011. Beckanna on Glenwood is located in a very affluent area and one of the most heavily sought after infill locations in the Raleigh/Durham metropolitan area. The property has witnessed stable high occupancies levels for over three decades and is one of the only midrise products in the submarket. On-site amenities include a clubhouse featuring billiards, an off-leash dog park, a swimming pool, a fitness center and spacious walk-in closets. Additional information about Beckanna on Glenwood is included in the property tables above.

The average effective annual rent per unit for the six months ended June 30, 2012, annualized, was approximately $8,477.

No tenant occupies 10% or more of the rentable square footage of the property, and no business, occupation or profession is carried on at the property other than a multifamily apartment operation. As a residential apartment operation, the leases at Beckanna on Glenwood generally have terms ranging from six to 16 months in duration and, as of June 30, 2012, no lease had a term longer than 16 months. Accordingly, substantially all of the leases at the property expire each year.

We purchased this property subject to a long-term net ground lease, expiring on March 23, 2055. The lease may be renewed at our option for up to five additional terms of ten years each upon written notice to the landlord no later than 60 days prior to the expiration date of the current term. The current rent base under the lease is $66,000 per month, which base rent increases on every fifth anniversary of the lease term, as described in the lease. Subject to certain limitations set forth in the lease, we have a right of first refusal in the event of a proposed sale of the property or assignment of the lease by the landlord.

The property is subject to a mortgage loan with a principal balance, as of June 30, 2012, of $6.4 million. The loan requires monthly interest-only payments for one year and beginning November 1, 2012 principal and interest payments for the remainder of the term. It bears interest at a floating rate of LIBOR plus a spread of 2.92%, with a floor of 2.92% and a maximum rate of 7.41% per annum, which rate shall never be more than one percentage point higher or lower than the rate in effect in the immediately preceding month. The floating rate was 3.21% per annum as of June 30, 2012 and matures on November 1, 2018. After October 30, 2012, we may voluntarily prepay all, but not less than all, of the unpaid principal balance of the note only on the last calendar day of a calendar month and only if we comply with certain requirements set forth in the loan agreement, including the payment of a prepayment premium of 1% of the outstanding principal balance. There is no prepayment fee during the last three months of the term. Due to the floating interest rate, the balance at the time of maturity cannot be approximated.

Other than recurring capital expenditures, we have no immediate plans with respect to major renovation or redevelopment of Beckanna on Glenwood. Beckanna on Glenwood is located in the tax jurisdiction of Wake County, North Carolina. The current real estate tax rate is 0.9166 per $100 of valuation + $20.00 recycle fee and the annual real estate tax on Beckanna on Glenwood for 2011 was approximately $154,054.10.

The table below sets forth the following tax-related information for Beckanna on Glenwood: (i) federal tax basis, (ii) method of depreciation, and (iii) life claimed with respect to the property for purposes of depreciation. Under MACRS, the capitalized cost (basis) of tangible property is recovered over a specified life by annual deductions for depreciation.

Component	Federal Tax Basis	Method	Life Claimed
Buildings	$8,790,046	MACRS	39 years
Land improvements	$239,378	MACRS	15 years
Personal property	$313,958	MACRS	7 years

Fontaine Woods

Developed in 1980 and renovated by prior owners in 2009 and again in 2011, Fontaine Woods is located in Chattanooga, Tennessee. We acquired this 263-unit property in May 2011. Volkswagen Group of America, Inc. recently built a U.S. automotive production facility that employs approximately 3,500 persons, which is located less than seven miles from Fontaine Woods. Amazon also constructed a 1 million-square foot distribution center in the immediate area where it employs approximately 3,000 individuals as of the first quarter 2012. Inherent with the capital expenditure and development of this type of production facility is the following of many leading suppliers into the area. On-site amenities include two lighted tennis courts, a 24-hour fitness center, a swimming pool, a playground and garden-style apartments. Additional information about Fontaine Woods is included in the property tables above.

The average effective annual rent per unit for the six months ended June 30, 2012, annualized, and the year ended December 31, 2011 was approximately $8,277 and $7,921, respectively.

No tenant occupies 10% or more of the rentable square footage of the property, and no business, occupation or profession is carried on at the property other than a multifamily apartment operation. As a residential apartment operation, the leases at Fontaine Woods generally have terms ranging from six to 14 months in duration and, as of June 30, 2012, no lease had a term longer than 14 months. Accordingly, substantially all of the leases at the property expire each year.

We hold fee simple title to this property, subject to a mortgage loan with a principal balance, as of June 30, 2012, of $9,100,000. The loan requires monthly interest-only payments for two years and beginning July 1, 2013 principal and interest payments for the remainder of the term. It bears interest at a fixed rate of 5.19% per annum and matures on June 1, 2018. We may voluntarily prepay all, but not less than all, of the unpaid principal balance of the note prior to the maturity date on the last calendar day of a calendar month subject to a prepayment fee equal to the greater of (i) 1% of the outstanding principal balance and (ii) customary yield maintenance for a prepayment occurring before November 30, 2017, or 1% of the outstanding principal balance for a prepayment occurring from November 30, 2017 to February 28, 2018. There is no prepayment fee during the last three months of the term. The outstanding balance at the time of maturity will be approximately $8,466,246.

Other than recurring capital expenditures, we have no immediate plans with respect to major renovation or redevelopment of Fontaine Woods.

Fontaine Woods is located in the tax jurisdiction of the City of Chattanooga/Hamilton County, Tennessee. The current real estate tax rate is $5.074 per $100 of valuation and the annual real estate tax on Fontaine Woods for 2011 was approximately $184,810.80.

The table below sets forth the following tax-related information for Fontaine Woods: (i) federal tax basis, (ii) method of depreciation, and (iii) life claimed with respect to the property for purposes of depreciation. Under MACRS, the capitalized cost (basis) of tangible property is recovered over a specified life by annual deductions for depreciation.

Component	Federal Tax Basis	Method	Life Claimed
Buildings	$11,068,490	MACRS	27.5 years
Land improvements	$926,776	MACRS	15.0 years
Personal property	$285,714	MACRS	7.0 years

Lakeshore on the Hill

Lakeshore on the Hill, acquired in December 2010, is located in Chattanooga, Tennessee. The 123-unit property comprises five three story buildings with exterior brick elevations on 12.4 acres. The apartment complex was originally completed in 1970 and prior owners have completed, and the property has experienced, continuous renovations during the years. Over 40% of the units enjoy premium lake views, which is uncommon in this metropolitan area. On-site amenities include a swimming pool, clubhouse, extra storage, fitness center, high speed internet access, laundry facility and playground. Additional information about Lakeshore on the Hill is included in the property tables above.

The average effective annual rent per unit for the six months ended June 30, 2012, annualized and the year ended December 31, 2011 was $9,643 and $9,833, respectively.

No tenant occupies 10% or more of the rentable square footage of the property, and no business, occupation or profession is carried on at the property other than a multifamily apartment operation. As a residential apartment operation, the leases at Lakeshore on the Hill generally have terms ranging from six to 14 months in duration and, as of June 30, 2012, no lease had a term longer than 14 months. Accordingly, substantially all of the leases at the property expire each year.

We hold fee simple title to this property, subject to a mortgage loan with a principal balance, as of June 30, 2012, of $6,834,000. The loan requires monthly interest-only payments for two years and beginning on January 1, 2013 principal and interest payments for the remainder of the term. It bears interest at a fixed rate of 4.48% per annum and matures on January 1, 2018. We may voluntarily prepay all, but not less than all, of the unpaid principal balance of the note prior to the maturity date on the last calendar day of a calendar month subject to a prepayment fee equal to the greater of (i) 1% of the outstanding principal balance and (ii) customary yield maintenance for a prepayment occurring before June 30, 2017, or 1% of the outstanding principal balance for a prepayment occurring from June 30, 2017 to September 30, 2017. There is no prepayment fee during the last three months of the term. The outstanding balance at the time of maturity will be approximately $6,285,894.

Other than recurring capital expenditures, we have no immediate plans with respect to major renovation or redevelopment of Lakeshore on the Hill.

Lakeshore on the Hill is located in the tax jurisdiction of the City of Chattanooga/Hamilton County, Tennessee. The current real estate tax rate is $5.074 per $100 of valuation and the annual real estate tax on Lakeshore on the Hill for 2011 was approximately $139,772.64.

The table below sets forth the following tax-related information for Lakeshore on the Hill: (i) federal tax basis, (ii) method of depreciation, and (iii) life claimed with respect to the property for purposes of depreciation. Under MACRS, the capitalized cost (basis) of tangible property is recovered over a specified life by annual deductions for depreciation.

Component	Federal Tax Basis	Method	Life Claimed
Buildings	$8,850,404	MACRS	27.5
Land improvements	$24,928	MACRS	15.0
Personal property	$122,734	MACRS	7.0

Merce

Developed in 1991, Merce is located in Addison, Texas. We acquired this 114-unit property in October, 2011. Merce is located in one of the most affluent suburbs in Dallas in terms of household incomes, proximity to high paying white-collar employment, and top tier single-family homes. On-site amenities include controlled access gates and buildings, a swimming pool, a picnic area with barbeque, 24-hour emergency maintenance, nine-foot ceilings, formica granite countertops and stainless steel appliances. Additional information about Merce is included in the property tables above.

The average effective annual rent per unit for the six months ended June 30, 2012, annualized, was approximately $8,903.

No tenant occupies 10% or more of the rentable square footage of the property, and no business, occupation or profession is carried on at the property other than a multifamily apartment operation. As a residential apartment operation, the leases at Merce generally have terms ranging from six to 12 months in duration and, as of June 30, 2012, no lease had a term longer than 12 months.

We hold fee simple title to this property, subject to a mortgage loan with a principal balance, as of June 30, 2012, of $5.5 million. The loan requires monthly interest-only payments for two years and beginning December 1, 2013 principal and interest payments for the remainder of the term. It bears interest at a floating rate of LIBOR plus a spread of 2.93%, with a floor of 2.93% and a maximum rate of 7.41% per annum which rate shall never be more than one percentage point higher or lower than the rate in effect in the immediately preceding month. The floating rate was 3.22% per annum as of June 30, 2012 and matures on November 1, 2018. After October 30, 2012, we may voluntarily prepay all, but not less than all, of the unpaid principal balance of the note only on the last calendar day of a calendar month and only if we comply with certain requirements set forth in the loan agreement, including the payment of a prepayment premium of 1% of the outstanding principal balance. There is no prepayment fee during the last three months of the term. Due to the floating interest rate, the balance at the time of maturity cannot be approximated.

Other than recurring capital expenditures, we have no immediate plans with respect to major renovation or redevelopment of Merce.

Merce is located in the tax jurisdiction of Dallas County, Texas. The current real estate tax rate is $2.711117 per $100 of valuation and the annual real estate tax on Merce for 2011 was approximately $130,133.62.

The table below sets forth the following tax-related information for Merce: (i) federal tax basis, (ii) method of depreciation, and (iii) life claimed with respect to the property for purposes of depreciation. Under MACRS, the capitalized cost (basis) of tangible property is recovered over a specified life by annual deductions for depreciation.

Component	Federal Tax Basis	Method	Life Claimed
Buildings	$6,352,801	MACRS	39.0
Land improvements	$338,003	MACRS	15.0
Personal property	$546,667	MACRS	7.0

Oak Reserve at Winter Park

Developed in 1972, Oak Reserve at Winter Park is located in Winter Park, Florida, an affluent suburb of Orlando. The property has excellent frontage on a main artery (Aloma Avenue) and is in close proximity to desired retail locations. The property consists of 19 one and two-story apartment buildings containing approximately 118,447 square feet of net rentable area. The project was originally constructed in 1972 and recently went through a complete retrofitting and extensive renovation by the prior owners. This renovation took place from 2006 through mid-year 2007. We acquired this 142-unit property in September 2008. On-site amenities include a state-of-the-art fitness center, a swimming pool, a tennis court, a business center, a clubhouse, private balconies or patios, tile flooring and a washer and dryer in each unit. Additional information about Oak Reserve at Winter Park is included in the property tables above.

The average effective annual rent per unit for the six months ended June 30, 2012, annualized, and for each of the years ended December 31, 2011, and 2010, was $9,717, $9,293, and $9,173, respectively.

No tenant occupies 10% or more of the rentable square footage of the property, and no business, occupation or profession is carried on at the property other than a multifamily apartment operation. As a residential apartment operation, the leases at Oak Reserve at Winter Park generally have terms ranging from six to 12 months in duration and, as of June 30, 2012, no lease had a term longer than 12 months.

We hold fee simple title to this property, subject to a mortgage loan with a principal balance, as of June 30, 2012, of $9.8 million. The loan requires monthly principal and interest payments for the term. It bears interest at a fixed rate of 5.00% per annum and matures on October 30, 2013. We may voluntarily prepay in whole or in part at any time without a fee, premium or penalty as stated in the note. The outstanding balance at the time of maturity will be approximately $9,534,330.

Other than recurring capital expenditures, we have no immediate plans with respect to major renovation or redevelopment of Oak Reserve at Winter Park.

Oak Reserve at Winter Park is located in the tax jurisdiction of Orange County, Florida. The current real estate tax rate is $17.7338 per $100 of valuation and the annual real estate tax on Oak Reserve at Winter Park for 2011 was approximately $88,857.04.

The table below sets forth the following tax-related information for Oak Reserve at Winter Park: (i) federal tax basis, (ii) method of depreciation, and (iii) life claimed with respect to the property for purposes of depreciation. Under MACRS, the capitalized cost (basis) of tangible property is recovered over a specified life by annual deductions for depreciation.

Component	Federal Tax Basis	Method	Life Claimed
Buildings	$8,493,246	MACRS	27.5 years
Land improvements	—	—	—
Personal property	$409,190	MACRS	5.0 years

Park at Fox Trails

Developed in 1981, Park at Fox Trails is located in Plano, Texas. We acquired this property in December 2011. High quality of life, substantial corporate concentration, outstanding schools and low barriers to entry are only a few of Plano’s highlights. Located within the Plano independent school district, residents of Park at Fox

Trails have access to some of the highest rated schools in the state. In fact, 94% of Plano independent school district schools are rated as either “Recognized” or “Exemplary” by the Texas Education Agency. Exemplary schools within walking distance of Park at Fox Trails include Carlisle Elementary, Schimelpfenig Middle School, and Jasper High School. On-site amenities include a basketball court, a swimming pool and hot tub, covered parking, modern appliances, private balconies or patios and spacious walk-in closets. Additional information about Park at Fox Trails is included in the property tables above.

The average effective annual rent per unit for the six months ended June 30, 2012, annualized, was $9,202.

No tenant occupies 10% or more of the rentable square footage of the property, and no business, occupation or profession is carried on at the property other than a multifamily apartment operation. As a residential apartment operation, the leases at Park at Fox Trails generally have terms ranging from six to 12 months in duration and, as of June 30, 2012 no lease had a term longer than 12 months.

We hold fee simple title to this property, subject to a mortgage loan with a principal balance, as of June 30, 2012, of $15.0 million. The loan requires monthly interest-only payments for one year and beginning February 1, 2013 principal and interest payments for the remainder of the term. It bears interest at a floating rate of LIBOR plus a spread of 2.92%, with a floor of 2.92% and a maximum rate of 7.41% per annum which rate shall never be more than one percentage point higher or lower than the rate in effect in the immediately preceding month. The floating rate was 3.21% per annum as of June 30, 2012 and matures on January 1, 2019. After December 5, 2012, we may voluntarily prepay all, but not less than all, of the unpaid principal balance of the note only on the last calendar day of a calendar month and only if we comply with certain requirements set forth in the loan agreement, including the payment of a prepayment premium of 1% of the outstanding principal balance. There is no prepayment fee during the last three months of the term. Due to the floating interest rate, the balance at the time of maturity cannot be approximated.

Other than recurring capital expenditures, we have no immediate plans with respect to major renovation or redevelopment of Park at Fox Trails.

Park at Fox Trails is located in the tax jurisdiction of Collin County, Texas. The current real estate tax rate is $2.1883 per $100 of valuation and the annual real estate tax on Park at Fox Trails for 2011 was approximately $304,546.42.

The table below sets forth the following tax-related information for Park at Fox Trails: (i) federal tax basis, (ii) method of depreciation, and (iii) life claimed with respect to the property for purposes of depreciation. Under MACRS, the capitalized cost (basis) of tangible property is recovered over a specified life by annual deductions for depreciation.

Component	Federal Tax Basis	Method	Life Claimed
Buildings	$17,111,435	MACRS	39.0 years
Land improvements	$667,973	MACRS	15.0 years
Personal property	$592,897	MACRS	7.0 years

Post Oak

Developed in 1981 and renovated by the prior owners in 2009, Post Oak is located in Louisville, Kentucky within one of the most sought after submarkets in the metropolitan statistical area. We acquired this 126-unit property in July 2011. The area surrounding Post Oak has grown over 10.50% since 2000. The property is less than one mile from the Mall St. Mathews, one of the largest malls in Kentucky. Also less than five miles from the property are the new recently updated Ford Truck production facility and the GE Appliance Campus, both of which employ over 10,000 people. On-site amenities include a picnic area with barbeque, a swimming pool, a clubhouse, pantries, private balconies and patios, mirrored closet doors and extra storage. Additional information about Post Oak is included in the property tables above.

The average effective annual rent per unit for the six months ended June 30, 2012, annualized, and the year ended December 31, 2011 was approximately $8,195 and $7,946, respectively.

No tenant occupies 10% or more of the rentable square footage of the property, and no business, occupation or profession is carried on at the property other than a multifamily apartment operation. As a residential apartment operation, the leases at Post Oak generally have terms ranging from six to 12 months in duration and, as of June 30, 2012, no lease had a term longer than 12 months.

We hold fee simple title to this property, subject to a mortgage loan with a principal balance, as of June 30, 2012, of $5,377,000. The loan requires monthly interest-only payments for two years and principal beginning August 1, 2013 and interest payments for the remainder of the term. It bears interest at a floating rate of LIBOR plus a spread of 3.18%, with a floor of 3.18% and a maximum rate of 7.41% per annum which rate shall never be more than one percentage point higher or lower than the rate in effect in the immediately preceding month. The floating rate was 3.47% per annum as of June 30, 2012 and matures on August 1, 2018.

We may voluntarily prepay all, but not less than all, of the unpaid principal balance of the note only on the last calendar day of a calendar month and only if we comply with certain requirements set forth in the loan agreement, including the payment of a prepayment premium of 1% of the outstanding principal balance. There is no prepayment fee during the last three months of the term. Due to the floating interest rate, the balance at the time of maturity cannot be approximated.

Other than recurring capital expenditures, we have no immediate plans with respect to major renovation or redevelopment of Post Oak.

Post Oak is located in the tax jurisdiction of Jefferson County, Kentucky. The current real estate tax rate is $11.0245 per $100 of valuation and the annual real estate tax on Post Oak for 2011 was approximately $50,602.10.

The table below sets forth the following tax-related information for Post Oak: (i) federal tax basis, (ii) method of depreciation, and (iii) life claimed with respect to the property for purposes of depreciation. Under MACRS, the capitalized cost (basis) of tangible property is recovered over a specified life by annual deductions for depreciation.

Component	Federal Tax Basis	Method	Life Claimed
Buildings	$7,243,972	MACRS	27.5 years
Land improvements	—	—	—
Personal property	$166,782	MACRS	7.0 years

Terrace at River Oaks

Originally developed in 1982 and 1983, Terrace at River Oaks has mature landscaping and is a well-regarded property in the highly desirable Colonnade area of northwest San Antonio, Texas. The property’s location along Vance Jackson Road allows residents to easily access Wurzbach and Huebner Roads, along with San Antonio’s major freeways including IH-10, Loop 410 and Loop 1604. The residences at this unique, two-story property consist almost entirely of town-home floor plans which is a significant premium to many market comparables. The townhome construction amidst mature trees creates a sought after neighborhood atmosphere. We acquired this 314-unit property in December 2011. On-site amenities include a swimming pool, basketball, tennis and volleyball courts, wood-burning fireplaces, dens and lofts and private balconies and patios. Additional information about Terrace at River Oaks is included in the property tables above.

The average effective annual rent per unit for the six months ended June 30, 2012, annualized was approximately $8,900.

No tenant occupies 10% or more of the rentable square footage of the property, and no business, occupation or profession is carried on at the property other than a multifamily apartment operation. As a residential apartment operation, the leases at Terrace at River Oaks generally have terms ranging from six to 12 months in duration and, as of June 30, 2012, no lease had a term longer than 12 months.

We hold fee simple title to this property, subject to a mortgage loan with a principal balance, as of June 30, 2012, of $14.3 million. The loan requires monthly interest-only payments for two years and beginning February 1, 2014 principal and interest payments for the remainder of the term. It bears interest at a fixed rate of 4.32% per annum and matures on January 1, 2022. After December 20, 2012, we may voluntarily prepay all, but not less than all, of the unpaid principal balance of the note prior to the maturity date on the last calendar day of a calendar month subject to a prepayment fee equal to the greater of (i) 1% of the outstanding principal balance and (ii) customary yield maintenance for a prepayment occurring before June 30, 2021, or 1% of the outstanding principal balance for a prepayment occurring from June 30, 2021 to September 30, 2021. There is no prepayment fee during the last three months of the term. The outstanding balance at the time of maturity will be approximately $12,178,821.

Other than recurring capital expenditures, we have no immediate plans with respect to major renovation or redevelopment of Terrace at River Oaks.

Terrace at River Oaks is located in the tax jurisdiction of Bexar County, Texas. The current real estate tax rate is $2.703284 per $100 of valuation and the annual real estate tax on Terrace at River Oaks for 2011 was approximately $321,690.80.

The table below sets forth the following tax-related information for Terrace at River Oaks: (i) federal tax basis, (ii) method of depreciation, and (iii) life claimed with respect to the property for purposes of depreciation. Under MACRS, the capitalized cost (basis) of tangible property is recovered over a specified life by annual deductions for depreciation.

Component	Federal Tax Basis	Method	Life Claimed
Buildings	$15,303,306	MACRS	39.0 years
Land improvements	$1,558,205	MACRS	15.0 years
Personal property	$298,214	MACRS	7.0 years

The Estates at Mill Creek

Developed in 2001, The Estates at Mill Creek is located in Buford (Gwinnett County), Georgia. We acquired this 259-unit property in November 2010. The property is located in close proximity to the Mall of Georgia, a 1.78 million square foot retail destination, which is the largest mall in the state of Georgia. On-site amenities include a 5,000 square foot commercial quality gym featuring on-site fitness classes, on-call 24-hour maintenance, gated access, two tennis courts, a resort-inspired swimming pool, nine-foot ceilings, intrusion alarms and extra storage. Additional information about The Estates at Mill Creek is included in the property tables above.

The average effective annual rent per unit for the six months ended June 30, 2012, annualized and the year ended December 31, 2011, and 2010, was $10,882, $10,662, and $10,412, respectively.

No tenant occupies 10% or more of the rentable square footage of the property, and no business, occupation or profession is carried on at the property other than a multifamily apartment operation. As a residential apartment operation, the leases at The Estates at Mill Creek generally have terms ranging from six to 15 months in duration and as of June 30, 2012, no lease had a term longer than 15 months. Accordingly, substantially all of the leases at the property expire each year.

We hold fee simple title to this property, subject to a mortgage loan with a principal balance, as of June 30, 2012, of $19.1 million. The loan requires monthly interest-only payments for thirty months and principal and interest payments beginning on May 1, 2013 for the remainder of the term. It bears interest at a fixed rate of 4.67% per annum and matures on November 1, 2020. We may voluntarily prepay all, but not less than all, of the unpaid principal balance of the note prior to the maturity date on the last calendar day of a calendar month subject to a prepayment fee equal to the greater of (i) 1% of the outstanding principal balance and (ii) customary yield maintenance for a prepayment occurring before April 30, 2020, or 1% of the outstanding principal balance for a prepayment occurring from April 30, 2020 to July 31, 2020. There is no prepayment fee during the last three months of the term. The outstanding balance at the time of maturity will be approximately $16,690,945.

Other than recurring capital expenditures, we have no immediate plans with respect to major renovation or redevelopment of The Estates at Mill Creek.

The Estates at Mill Creek is located in the tax jurisdiction of Gwinnett County, Georgia. The current real estate tax rate is $33.82 per $100 of valuation and the annual real estate tax on The Estates at Mill Creek for 2011 was approximately $266,899.06.

The table below sets forth the following tax-related information for The Estates at Mill Creek: (i) federal tax basis, (ii) method of depreciation, and (iii) life claimed with respect to the property for purposes of depreciation. Under MACRS, the capitalized cost (basis) of tangible property is recovered over a specified life by annual deductions for depreciation.

Component	Federal Tax Basis	Method	Life Claimed
Buildings	$22,512,115	MACRS	27.5 years
Land improvements	$943,426	MACRS	15.0 years
Personal property	$392,859	MACRS	7.0 years

This property is currently under contract to be sold. The purchase price is $27.5 million and closing is scheduled to occur on November 16, 2012. In connection with this transaction, the buyer will assume the mortgage loan encumbering the property.

The Estates at Perimeter

The Estates at Perimeter is located next to Perimeter Parkway, which provides immediate access to I-20 or I-520, Augusta’s two major traffic arteries. This premier location provides outstanding drive-by visibility for the property. The Estates at Perimeter is just minutes from the area’s largest attractions, including Doctors Hospital, a 350-bed facility with a full range of supporting medical practices; Fort Gordon, the area’s largest active military base supporting 25,000 employees; Augusta Riverwalk, the newest center for retail and tourism; Augusta Exchange, a new 800,000 square foot retail district, and the historic Downtown Augusta Central Business District. On-site amenities include a resort-style saltwater swimming pool with a grill station, free Wi-Fi access at the pool and clubhouse, a gourmet coffee bar, detached garages, crown molding, European garden bathtubs and additional storage. Additional information about The Estates of Perimeter is included in the property tables above.

The average effective annual rent per unit for the six months ended June 30, 2012, annualized, and the year ended December 31, 2011, and 2010, was $11,733, $11,533 and $11,654, respectively.

No tenant occupies 10% or more of the rentable square footage of the property, and no business, occupation or profession is carried on at the property other than a multifamily apartment operation. As a residential apartment operation, the leases at The Estates at Perimeter generally have terms ranging from six to 14 months in duration, and as of June 30, 2012, no lease had a term longer than 14 months. Accordingly, substantially all of the leases at the property expire each year.

We hold fee simple title to this property, subject to a mortgage loan with a principal balance, as of June 30, 2012, of $18.0 million. The loan requires monthly interest-only payments for two years and principal and interest payments beginning on October 1, 2012 for the remainder of the term. It bears interest at a fixed rate of 4.25% per annum and matures on September 1, 2017. We may voluntarily prepay all, but not less than all, of the unpaid principal balance of the note prior to the maturity date on the last calendar day of a calendar month subject to a prepayment fee equal to the greater of (i) 1% of the outstanding principal balance and (ii) customary yield maintenance for a prepayment occurring before February 28, 2017, or 1% of the outstanding principal balance for a prepayment occurring from February 28, 2017 to May 31, 2017. There is no prepayment fee during the last three months of the term. The outstanding balance at the time of maturity will be approximately $16,462,618.

We have a 50% unconsolidated joint venture interest in the entity that owns this property. As such, our unconsolidated joint venture interest is accounted for using the equity method, under which Trade Street Company recognizes its proportionate share of the joint venture’s earnings and losses.

Other than recurring capital expenditures, we have no immediate plans with respect to major renovation or redevelopment of The Estates at Perimeter.

The Estates at Perimeter is located in the tax jurisdiction of Richmond County, Georgia. The current real estate tax rate is $29.821 per $100 of valuation and the annual real estate tax on The Estates at Perimeter for 2011 was approximately $194,000.

The table below sets forth the following tax-related information for The Estates at Perimeter: (i) federal tax basis, (ii) method of depreciation, and (iii) life claimed with respect to the property for purposes of depreciation. Under MACRS, the capitalized cost (basis) of tangible property is recovered over a specified life by annual deductions for depreciation.

Component	Federal Tax Basis	Method	Life Claimed
Buildings	$21,117,352	MACRS	27.5 years
Land improvements	$741,573	MACRS	15.0 years
Personal property	$341,269	MACRS	5.0 years

The Pointe at Canyon Ridge

The Pointe at Canyon Ridge has very high barriers to entry in Sandy Springs/Dunwoody, which is considered one of Atlanta’s most affluent and prestigious submarkets. Sandy Springs is Atlanta’s largest submarket with over 27 million square feet of office space and over 115,000 employees. The property has excellent accessibility to other metro areas and is within 10 minutes from two of Atlanta's largest retail districts and demand drivers, North Point Mall and Perimeter Mall. The average effective annual rent per unit for the six months ended June 30, 2012, annualized, and for each of the years ended December 31, 2011, and 2010, was $8,146, $8,013, and $7,825, respectively. On-site amenities include resort-style swimming pools, lighted tennis courts, a car care center, large state-of-the-art fitness center, walk-in closets, private balconies and patios and wood-burning fireplaces. Additional information about The Pointe at Canyon Ridge is included in the property tables above.

No tenant occupies 10% or more of the rentable square footage of the property, and no business, occupation or profession is carried on at the property other than a multifamily apartment operation. As a residential apartment operation, the leases at The Pointe at Canyon Ridge generally have terms ranging from six to 14 months in duration and, as of June 30, 2012, no lease had a term longer than 14 months. Accordingly, substantially all of the leases at the property expire each year.

We hold fee simple title to this property, subject to a mortgage loan with a principal balance, as of June 30, 2012, of $26,400,000. The loan requires monthly interest-only payments for the term of the loan with the principal being due at the maturity date. It bears interest at a floating rate of LIBOR plus a spread of 4.75%, with a floor of 6.0% that was 6.0% per annum as of June 30, 2012 and matures on May 31, 2013. We may voluntarily prepay all, but not less than all, of the unpaid principal balance of the note prior to the maturity date upon the payment of a prepayment premium of $330,000 plus the difference between approximately $1.6 and the interest paid to the date of prepayment. The outstanding principal balance at the time of maturity will be approximately $26.4 million. We intend to repay the entire outstanding principal balance and pay fees and expenses of approximately $5 million associated with the refinancing of this indebtedness with a portion of the proceeds from this offering.

Other than recurring capital expenditures, we have no immediate plans with respect to major renovation or redevelopment of The Pointe at Canyon Ridge.

The Pointe at Canyon Ridge is located in the tax jurisdiction of the City of Sandy Springs/Fulton County, Georgia. The current real estate tax rate is $0.034034 per $100 for valuation and the annual real estate tax on The Pointe at Canyon Ridge for 2011 was approximately $390,000.

The table below sets forth the following tax-related information for The Pointe at Canyon Ridge: (i) federal tax basis, (ii) method of depreciation, and (iii) life claimed with respect to the property for purposes of depreciation. Under MACRS, the capitalized cost (basis) of tangible property is recovered over a specified life by annual deductions for depreciation.

Component	Federal Tax Basis	Method	Life Claimed
Buildings	$15,844,907	MACRS	27.5 years
Land improvements	$32,421	MACRS	15.0 years
Personal property	$1,646,243	MACRS	5.0 years

The Trails at Signal Mountain

Developed in 1971, The Trails at Signal Mountain is located in Chattanooga, Tennessee. We acquired this 172-unit property in May 2011. The property was renovated by the prior owners between 2006 and 2009. The property is directly adjacent to our Fontaine Woods property and benefits from similar market drivers. Both assets are lushly landscaped on the mountain side and have commonly enjoyed strong occupancies. On-site amenities include a swimming pool, tennis courts, a state-of-the-art fitness center, extra storage, bay windows, hardwood flooring, oversized closets and new and private balconies and patios. Additional information about The Trails at Signal Mountain is included in the property tables above.

The average effective annual rent per unit for the six months ended June 30, 2012, annualized, and the year ended December 31, 2011 was $9,202 and $9,329, respectively.

No tenant occupies 10% or more of the rentable square footage of the property, and no business, occupation or profession is carried on at the property other than a multifamily apartment operation. As a residential apartment operation, the leases at The Trails at Signal Mountain generally have terms ranging from six to 18 months in duration and, as of June 30, 2012, no lease had a term longer than 18 months and there was only one such lease. Accordingly, substantially all of the leases at the property expire each year.

We hold fee simple title to this property, subject to a mortgage loan with a principal balance, as of June 30, 2012, of $8,317,000. The loan requires monthly interest-only payments for two years and beginning July 1, 2013 principal and interest payments for the remainder of the term. It bears interest at a fixed rate of 4.92% per annum and matures on June 1, 2018. We may voluntarily prepay all, but not less than all, of the unpaid principal balance of the note prior to the maturity date on the last calendar day of a calendar month subject to a prepayment fee equal to the greater of (i) 1% of the outstanding principal balance and (ii) customary yield maintenance for a prepayment occurring before November 30, 2017, or 1% of the outstanding principal balance for a prepayment occurring from November 30, 2017 to February 28, 2018. There is no prepayment fee during the last three months of the term. The outstanding balance at the time of maturity will be approximately $7,705,266.

Other than recurring capital expenditures, we have no immediate plans with respect to major renovation or redevelopment of The Trails at Signal Mountain.

The Trails at Signal Mountain is located in the tax jurisdiction of the City of Chattanooga/Hamilton County, Tennessee. The current real estate tax rate is $5.074 per $100 of valuation and the annual real estate tax on The Trails at Signal Mountain for 2011 was approximately $185,872.22.

The table below sets forth the following tax-related information for The Trails at Signal Mountain: (i) federal tax basis, (ii) method of depreciation, and (iii) life claimed with respect to the property for purposes of depreciation. Under MACRS, the capitalized cost (basis) of tangible property is recovered over a specified life by annual deductions for depreciation.

Component	Federal Tax Basis	Method	Life Claimed
Buildings	$10,399,418	MACRS	27.5 years
Land improvements	$757,307	MACRS	15.0 years
Personal property	$355,478	MACRS	5.0 years

Historical Capital Expenditures

With respect to properties we owned for the entire 2011 fiscal year, we spent an average of approximately $70 per apartment unit on recurring capital expenditures and approximately $1,115 per apartment unit on non-recurring capital expenditures.

We categorize capital expenditures as either recurring or non-recurring. Recurring capital expenditures are generally operating replacements which substantially extend the useful life of our properties and which regularly occur in the normal course of operating and maintaining our assets. Our recurring capital expenditures include appliances, carpeting and flooring, window glass replacements, HVAC, kitchen and bath cabinets, roof replacements, site improvements and exterior building improvements. Non-recurring capital expenditures similarly extend the useful life of our properties, but are non-routine, not necessarily required to maintain the condition of our properties, and generally increase the value of our properties. Our revenue enhancing non-recurring capital expenditures include projects such as upgrades to kitchens and bathrooms, conversions of decks and patios to enclosed sunrooms, installations, where possible, of in-unit washers and dryers, and additions of on-site community amenities such as playgrounds or fitness facilities. Our policy is to capitalize costs related to acquisition, development, renovation and improvement of properties, which includes all recurring and non-recurring capital expenditures. Ordinary repair and maintenance costs that do not extend the useful life of the asset are expensed as incurred. Turnover costs due to normal wear and tear by the residents are expensed as the units are turned.

The following table summarizes our total non-recurring and recurring capital expenditures for the year ended December 31, 2011.

	Year Ended December 31, 2011(1)
	Total	Per Unit
Total non-recurring capital expenditures(2)	$1,616,141	$1,115
Total recurring capital expenditures	100,496	69

Total capital expenditures	$1,716,637	$1,185

(1)	The following properties were included in the above calculation as they were owned for all 12 months during the 2011 fiscal year: The Pointe at Canyon Ridge, Arbors River Oaks, The Estates at Perimeter, Lakeshore on the Hill, The Estates at Mill Creek, and Oak Reserve at Winter Park.
(2)	Non-recurring capital expenditures of the nature described above typically occur within the first few months of ownership of a property. They are not indicative of future capital expenditures.

Terms of Leases

Residents of each of our apartment communities execute a lease agreement with us. Our leases typically follow standard forms produced by the National Apartment Association or by the state apartment association where the apartment community is located. Under such leases, residents are responsible for payment of monthly rental charges and, depending on the credit risk associated with the resident, may be required to pay an initial security deposit. As a landlord, we are responsible for all real estate taxes, special assessments (if applicable), community-level utilities, insurance on the building improvements, building repairs, and other building operation and management costs. Individual residents are generally responsible for the utility costs of their apartment home and for insuring their personal possessions. Our lease terms range from month-to-month to 18 months, but are generally one year in duration.

Acquisition Process

In evaluating properties for potential acquisition, our primary consideration is a property’s current and anticipated cash flow, particularly with respect to the cash flow’s adequacy to meet operational needs and other obligations, and its impact on our ability to pay distributions to our stockholders. We also put emphasis on the market in which the apartment community is located and the proximity to employment centers and other economic drivers. We obtain this information from market studies and existing relationships with brokers, other owners and developers of apartment communities located in the apartment market. We also consider other factors, such as:

•	the age, construction quality, condition and design of the property;

•	the potential for increasing the value of the apartment community through selective improvements;

•	the potential for increasing cash flow by means of increasing rental rates and occupancies, as well as reducing operating expenses;

•	the potential for capital appreciation of the property;

•	the growth, tax and regulatory environment of the market in which the property is located;

•	occupancy and demand for the property; and

•	prospects for future sale or refinancing.

Acquisition Criteria

The acquisitions we choose to pursue are based on a series of strict and concise criteria that discourage us from pursuing investments in properties that do not coincide with our overall business plan and strategy. These criteria include generally investing in properties that:

•	are garden-style, multifamily apartments;

•	fall within our target size of 150 to 500 units and are valued, either individually or as a portfolio acquisition, between $10 million and $50 million;

•	are located within close proximity to large and stable employment bases within our target markets and have a high degree of visibility;

•	produce a cash on cash yield that is no less than 7.5%; and

•	are less than ten years old, or can justify an older age based on differentiating and value-added characteristics.

Development

We intend to selectively develop or redevelop properties in our existing or target markets. Our senior management team has substantial experience in developing properties from raw land, and we expect to continue to seek opportunities, dependent upon market conditions, to develop properties for our portfolio, beginning with the planned development of our Land Investments. Our senior management team also has extensive experience acquiring apartment communities that are outdated or suffer from deferred maintenance and have demonstrated an ability to locate such properties in our target markets, acquire them at attractive prices, renovate and upgrade such properties and generate attractive cash yields through increased occupancies and rental rates. We intend to continue to seek development opportunities in our target markets when conditions in those markets favor the delivery of additional multifamily units.

Recapitalization Transaction

Until June 1, 2012, we conducted business as Feldman Mall Properties, Inc., a Maryland corporation that elected to be taxed as a REIT for U.S. federal income tax purposes commencing with its taxable year ended December 31, 2004, and which immediately prior to the recapitalization transaction held a single land asset having minimal value and conducted no operations. Feldman was formed and completed its initial public offering in 2004. In connection with Feldman’s initial public offering, it completed a simultaneous series of formation transactions that resulted in its acquisition of three regional malls and related assets. After the initial public offering and formation transactions, Feldman acquired additional mall properties outright and through joint ventures with institutional investors. Due to the deep recession that began in late 2007, the financial performance of these mall properties was significantly adversely affected. In 2008, Feldman’s common stock was delisted by the New York Stock Exchange, Feldman ceased being a reporting company with the Securities and Exchange Commission, or the SEC, and Feldman’s entire senior management team left the company, after which the then-current Feldman board of directors engaged Brandywine Financial Services Corporation, or Brandywine, to manage the company. From 2008 until June 1, 2012, Feldman sold or otherwise disposed of all of its mall properties and retained a single parcel of land having minimal value.

In April 2012, Feldman entered into a contribution agreement with the Trade Street Funds and Trade Street Capital providing for the recapitalization. The recapitalization was completed on June 1, 2012, at which time the then-current Feldman board of directors was reconstituted, Feldman changed its name to “Trade Street Residential, Inc.” and our current senior management team took over day-to-day management of the company from Brandywine. After the recapitalization, our business is a continuation of the multifamily residential real estate investment and management business of the Trade Street Funds and Trade Street Capital that were contributed to the company in the recapitalization. All of the dollar values for the common stock and common units issued in the recapitalization and set forth below are calculated on a pre-reverse stock split basis and assume a value per share/unit value of our common stock and common units of $0.12, which was the price negotiated by the parties at the time of the recapitalization. In connection with the recapitalization:

•

The Trade Street Funds contributed to our operating partnership all of their respective interests in the entities that own the Operating Properties and our Land Investments. In exchange for the Operating Properties and the Land Investments, Feldman issued an aggregate of 509,546,444 shares of common stock (                 shares after giving effect to the reverse stock split) and 173,326 shares of Class A preferred stock to the Trade Street Funds. Each share of Class A preferred stock has a liquidation preference of $100.00 per share, has no voting rights, is entitled to a preferential annual distribution equal to 1.0% of the liquidation preference per share, which distribution rate increases to 2.0% on June 1, 2014 and 3.0% on June 1, 2015, is convertible into shares of our common stock at such time as all of the Land Investments have been developed and stabilized at a conversion ratio equal to the liquidation preference (as adjusted for certain decreases in value, if any, below June 1, 2012 levels) divided by the average market price of our common stock for the 20 trading days immediately preceding conversion, and is redeemable by us in our sole discretion for cash equal to the liquidation preference per share plus accrued but unpaid distributions at any time after June 1, 2019. The aggregate value of the shares of common stock and shares of Class A preferred stock issued to the Trade Street Funds in the recapitalization was $78,478,173. In addition, a joint venture partner in one of the Operating Properties contributed to our operating partnership all of its interest in the entity that owns such Operating Property in exchange for an aggregate of 7,930,223 shares of our common stock (                 shares after giving effect to the reverse stock split) having an aggregate value of $951,627.

•

Feldman issued to stockholders of record as of May 17, 2012, as a special distribution, warrants to purchase an aggregate of 20,882,196 shares of common stock (                 shares after giving effect to the reverse stock split), which warrants are exercisable for a period of two years following listing of our common stock on a national securities exchange at an exercise price of $0.144 per share, subject to adjustment for any other stock splits, stock distributions and other capital changes. After giving effect to the reverse stock split, the exercise price of these warrants will be $        .

•

Feldman declared a special distribution payable to stockholders of record as of May 17, 2012, in an amount equal to $0.05 per share, payable on the earlier of (A) five business days after the date Feldman sold the retained parcel of land referred to above and commonly known as the “Northgate Parcel” or (B) July 16, 2012. The distribution was to be payable in cash only to the extent of net proceeds from the sale of the Northgate Parcel prior to July 16, 2012, with the balance payable in shares of common stock, with the number of shares equal to the quotient of the aggregate distribution not paid in cash divided by $0.12 per share. As the Northgate Parcel was not sold prior to July 16, 2012, we issued an aggregate of 6,351,030 shares of common stock on July 16, 2012 to the stockholders entitled to be paid the special distribution.

•

Feldman issued 750,000 shares of common stock (                 shares after giving effect to the reverse stock split) having a value of $90,000 to Brandywine as payment in full of a termination payment due upon termination of the management services agreement between Feldman and Brandywine.

•

Our operating partnership issued 532,719,146 common units (                 common units after giving effect to the reverse stock split) to our company, which equals the number of shares of our common stock outstanding immediately after the recapitalization, and 173,326 Class A preferred units to our company, which equals the number of shares of Class A preferred stock outstanding immediately after the recapitalization. After the recapitalization, all of our assets are held by, and all of our operations are conducted by, our operating partnership and its subsidiaries in a traditional umbrella partnership REIT, or UPREIT, structure.

•

Trade Street Adviser GP, Inc., Trade Street Capital and Mr. Baumann and his wife contributed to our operating partnership all of their ownership interests in Trade Street Investment Adviser, LLLP and TS Manager, LLC in exchange for (i) 81,919,848 common units (            common units after giving effect to the reverse stock split)

having an aggregate value of $9,830,382, (ii) 98,304 Class B preferred units having an aggregate value of $9,830,400, and (iii) 98,304 Class C preferred units having an aggregate value of $9,830,400. The common units are redeemable at the option of the holder at any time after June 1, 2013 for a cash price per common unit equal to the average closing price of our common stock for the 20 trading days prior to the delivery of the notice of redemption by the holder, or, at our election, for shares of our common stock on a one-for-one basis. The Class B preferred units and Class C preferred units each have a liquidation preference of $100.00 per unit. In addition, the Class B preferred units and Class C preferred units are each entitled to cumulative annual distributions equal to 1.5% of the liquidation preference per share, payable quarterly. The Class B preferred units and Class C preferred units are convertible into common units beginning June 1, 2013 and June 1, 2014, respectively, at a conversion rate equal to the sum of (A) the liquidation preference per unit, (B) an additional 3.0% per annum of the liquidation preference per unit, and (C) any unpaid accumulated distributions; divided by, generally, the average closing price of our common stock for the 20 trading days prior to the date of conversion.

•	Trade Street Capital contributed its property management company, Trade Street Property Management, LLC, to our operating partnership for no additional consideration.

•

In connection with the recapitalization, each of the Trade Street Funds formed a Delaware statutory trust and adopted a plan of liquidation and executed a liquidating trust agreement in order to effectuate its dissolution and liquidation. Pursuant to the terms of the liquidation documentation, all of the assets of the Trade Street Funds not contributed to us in the recapitalization, as well as the shares of our common stock and preferred stock issued by Feldman to the Trade Street Funds in the recapitalization, were contributed to each fund’s respective liquidating trust. Upon completion of the dissolution and liquidation of each of the Trade Street Funds, the trustees of the liquidating trusts will distribute the assets held in the liquidating trusts, including the shares of common stock and preferred stock, to the respective partners and members of the Trade Street Funds, all of which are pension funds, in accordance with the governing documents of the Trade Street Funds.

After completion of the recapitalization on June 1, 2012, we are a full service, vertically integrated, self-administered and self-managed corporation operating as a REIT for U.S. federal income tax purposes. All of our employees are employed by, and all of our operations are conducted through, our operating partnership. As of the date of this prospectus, we own approximately     % of the common units and none of the Class B preferred units or Class C preferred units in our operating partnership.

Regulation

Apartment communities are subject to various laws, ordinances and regulations, including regulations relating to common areas, such as swimming pools, activity centers, and recreational facilities. We believe that each of our properties has the necessary permits and approvals to operate its business.

Americans with Disabilities Act

Our properties must comply with Title III of the ADA, to the extent that such properties are “public accommodations” as defined by the ADA. The ADA may require removal of structural barriers to access by persons with disabilities in certain public areas of our properties where such removal is readily achievable. We believe that our properties are in substantial compliance with the ADA and that we will not be required to make substantial capital expenditures to address the requirements of the ADA. However, noncompliance with the ADA could result in imposition of fines or an award of damages to private litigants. The obligation to make readily accessible accommodations is an ongoing one, and we will continue to assess our properties and make alterations as appropriate in this respect.

Fair Housing Act

The Fair Housing Act, its state law counterparts and the regulations promulgated by the U.S. Department of Housing and Urban Development and various state agencies, prohibit discrimination in housing on the basis of race or color, national origin, religion, sex, familial status (including children under the age of 18 living with parents or legal custodians, pregnant women and people securing custody of children under 18) or handicap (disability) and, in some states, financial capability. A failure to comply with these laws in our operations could result in litigation, fines, penalties or other adverse claims, or could result in limitations or restrictions on our ability to operate, any of which could materially and adversely affect us. We believe that we operate our properties in substantial compliance with the Fair Housing Act.

Environmental Matters

Under various federal, state and local laws and regulations relating to the environment, as a current or former owner or operator of real property, we may be liable for costs and damages resulting from the presence or discharge of hazardous or toxic substances, waste or petroleum products at, on, in, under, or migrating from such property, including costs to investigate and clean up such contamination and liability for natural resources. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such contamination, and the liability may be joint and several. These liabilities could be substantial and the cost of any required remediation, removal, fines, or other costs could exceed the value of the property and/or our aggregate assets. In addition, the presence of contamination or the failure to remediate contamination at our properties may expose us to third-party liability for costs of remediation and/or personal or property damage or materially adversely affect our ability to sell, lease or develop our properties or to borrow using the properties as collateral. In addition, environmental laws may create liens on contaminated sites in favor of the government for damages and costs it incurs to address such contamination. Moreover, if contamination is discovered on our properties, environmental laws may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures.

Independent environmental consultants have conducted Phase I Environmental Site Assessments at all of the properties in our portfolio using the American Society for Testing and Materials, or ASTM Standard E 1527-05 or Standard E 1527-00. A Phase I Environmental Site Assessment is a report that identifies potential or existing environmental contamination liabilities. Site assessments are intended to discover and evaluate information regarding the environmental condition of the assessed property and surrounding properties. These assessments do not generally include soil samplings, subsurface investigations or an asbestos survey. None of the site assessments identified any known past or present contamination that we believe would have a material adverse effect on our business, assets or operations. However, the assessments are limited in scope and may have failed to identify all environmental conditions or concerns. A prior owner or operator of a property or historic operations at our properties, or operations and conditions at nearby properties may have created a material environmental condition that is not known to us or the independent consultants preparing the site assessments. Material environmental conditions may have arisen after the review was completed or may arise in the future, and future laws, ordinances or regulations may impose material additional environmental liability. Moreover, conditions identified in environmental assessments that did not appear material at that time, may in the future result in material liability.

Some of our properties have contained or currently contain, or are adjacent to or near other properties that have contained or currently contain, storage tanks for the storage of petroleum products or other hazardous or toxic substances. Similarly, some of our properties were used in the past for commercial or industrial purposes, or are currently used for commercial purposes, that involve or involved the use of petroleum products, pollutants or other hazardous or toxic substances, or are adjacent to or near properties that have been or are used for similar commercial or industrial purposes. As a result, some of our properties have been or may be subject to environmental laws regarding, or impacted by contamination arising from the releases of, such petroleum products, pollutants or hazardous or toxic substances. Where we have deemed appropriate, we have taken steps to address identified contamination or mitigate risks associated with such contamination; however, we are unable to ensure that further actions will not be necessary. As a result of the foregoing, we could potentially incur material liabilities.

Environmental laws also govern the presence, maintenance and removal of hazardous materials in building materials (e.g. asbestos and lead), and may impose fines and penalties for failure to comply with these requirements or expose us to third party liability (e.g., liability for personal injury associated with exposure to asbestos). Such laws require that owners or operators of buildings containing hazardous materials properly manage and maintain certain hazardous materials, adequately notify or train those who may come into contact with certain hazardous materials, and undertake special precautions, including removal or other abatement, if certain hazardous materials would be disturbed during renovation or demolition of a building. In addition, the properties in our portfolio are subject to various federal, state, and local environmental and health and safety requirements, such as state and local fire requirements.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources, and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our tenants or others if property damage or personal injury occurs. We are not presently aware of any material adverse indoor air quality issues at our properties.

The cost of future environmental compliance may materially and adversely affect us. See “Risk Factors–Risks Associated with Real Estate.”

Insurance

We carry comprehensive general liability and property (including fire, extended coverage and rental loss) insurance covering all of the properties in our portfolio under a blanket insurance policy. We consider the policy specifications and insured limits to be in line with coverage customarily obtained by owners of similar properties and appropriate given the relative risk of loss and the cost of the coverage. However, our insurance coverage may not be sufficient to fully cover all of our losses. There are certain types of losses, such as lease and other contract claims, acts of war or terrorism, acts of God and, in some cases, earthquakes, hurricanes and flooding that generally are not insured because such coverage is not available or it is not available at commercially reasonable rates.

Competition

In acquiring our target properties, we compete with other multifamily residential property sector REITs, income-oriented non-traded REITs, private real estate fund managers and local real estate investors and developers. Local real estate investors and developers, historically, have been our primary competition in our markets.

Employees

As of the date of this prospectus, we employed 72 full-time employees. We believe that our relationships with our employees are stable and positive. None of our employees is represented by a labor union.

Legal Proceedings

From time to time, we are party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. We are not currently a party, as plaintiff or defendant, to any legal proceedings that, individually or in the aggregate, would be expected to have a material effect on our business, financial condition or results of operations if determined adversely to us.

Our Corporate Information

Our principal executive offices are located at 19950 West Country Club Drive, Suite 800, Aventura, Florida 33180. Our telephone number is (786) 248-5200. Our website is www.tradestreetresidential.com. The information found on, or otherwise accessible through, our website is not incorporated into, and does not form a part of, this prospectus or any other report or document we file with or furnish to the SEC.

Our Status as an Emerging Growth Company

We are an “emerging growth company,” as defined in the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. We will remain an emerging growth company until the earlier of:

•

the last day of the fiscal year (i) following the fifth anniversary of the completion of this offering, (ii) in which we have total annual gross revenue of at least $1.0 billion, or (iii) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th; and

•	the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

MANAGEMENT

Directors and Executive Officers

Our board of directors consists of seven directors, six of whom we believe qualify as independent within the meaning of the listing standards of the NASDAQ. Each director will serve until the 2013 annual meeting of stockholders at which time his one-year term ends and until his successor has been duly elected and qualifies. See “Certain Provisions of Maryland Law and of Our Charter and Bylaws—Our Board of Directors.” Our officers serve one-year terms at the discretion of our board of directors. The following table sets forth our executive officers and directors.

NAME	AGE	POSITION
Michael Baumann*	55	Chief Executive Officer and Chairman
Bert Lopez*	52	Chief Financial Officer and Chief Operating Officer
Ryan Hanks*	32	Chief Investment Officer
James Boland†	61	Director
Randolph C. Coley†	65	Director
Lewis Gold †	56	Director
David Levin†	56	Director
Mack D. Pridgen III†	62	Director
Sergio Rok†	51	Director

*	Indicates our named executive officers
†	Indicates independent directors within the meaning of the NASDAQ listing standards.

Set forth below is biographical information concerning our executive officers. There are no family relationships among any of our executive officers or directors.

Michael Baumann has been our Chief Executive Officer and Chairman of our board of directors since our recapitalization in June 2012. Mr. Baumann has served as the chairman of Trade Street Capital, LLC since its formation in December 2009. Mr. Baumann has over 25 years of experience in multiple sectors of the real estate industry, including residential and commercial real estate. Since 1996, Mr. Baumann has been involved in real estate development. Mr. Baumann has been the senior executive in charge of all corporate matters for Trade Street Capital since 1999. Mr. Baumann has focused Trade Street's business on property management, property acquisitions, real estate development and advisory services. A licensed attorney, Mr. Baumann served as general counsel for the Baumann Group of Companies from 1984 through 1995 where he was involved in the acquisition, financing, leasing, construction, and management of a variety of real estate projects. Prior to that time, Mr. Baumann worked as a senior litigation associate with the law firm of Sparber, Shevin, Rosen, Shapo and Heilbronner. Mr. Baumann served as Assistant General Counsel for the Keyes Real Estate Company from 1982 until 1984. Prior to joining the Keyes Real Estate Company, Mr. Baumann began his career as an Associate with the Harris County, Texas District Attorney's office. Mr. Baumann received his B.A. in psychology from the University of Miami in 1979, and his J.D. from South Texas College of Law. Although no longer a practicing attorney or arbitrator, Mr. Baumann is licensed to practice law in Florida and was a licensed arbitrator with the American Arbitration Association of New York. Mr. Baumann’s service as our President and Chief Executive Officer and the Chairman of our board of directors provides a critical link between management and our board of directors, enabling our board of directors to perform its oversight function with the benefit of management’s perspectives on the business. Mr. Baumann also brings extensive experience in the multifamily and real estate industry.

Bert Lopez has been our Chief Financial Officer since our recapitalization in June 2012, and our Chief Operating Officer since November, 2012. He has served in the same position with Trade Street Capital, LLC since January 2011. From 1999 through 2010, Mr. Lopez served as Senior Executive Vice President and Chief Financial Officer of BankUnited Financial Corporation, a diversified financial services company with over $15 billion in assets, 80 branches and 1,000 employees, where he was responsible for treasury financial planning and forecasting, accounting, regulatory reporting, investor relations, corporate governance compliance, procurement, information technology, taxes and insurance. During May 2009, Mr. Lopez served as a director of BankUnited Financial Corporation. BankUnited Financial Corporation filed a voluntary petition under Chapter 11 of the federal bankruptcy laws on May 22, 2009 in the United States Bankruptcy Court for the Southern District of Florida as a result of the appointment of the Office of Thrift Supervision as receiver of BankUnited FSB, its wholly-owned subsidiary, on May 21, 2009. On March 2, 2012, the bankruptcy court entered an order confirming the Fourth Amended Joint Plan of Liquidation with respect to BankUnited Financial Corporation, which became effective on March 9, 2012. From 1998 to 1999, Mr. Lopez served as the Director of Global Risk Management Services with PriceWaterhouseCoopers, where he helped manage clients’ balance sheet risk, operational and regulatory risk, as well as their internal audit outsourcing. From 1998 to 1999, Mr. Lopez was with Barnett Banks, a highly successful $42 billion Florida financial institution, where he served as Chief Financial Officer of South Florida before the firm was purchased by Bank of America in 1998. Mr. Lopez began his career as an accountant with Ernst & Young and KPMG from 1982 to 1986. Mr. Lopez received his B.A. in Business Administration and Masters of business administration from the University of Miami. Mr. Lopez also holds an active CPA license with the State of Florida.

Ryan Hanks has been our Chief Investment Officer since our recapitalization in June 2012. He has served as Managing Principal for Trade Street Capital, LLC since May 2009. Mr. Hanks is responsible for overseeing our investment and operating strategy. Mr. Hanks has over 10 years of real estate experience in acquiring, developing, and brokering apartment communities. Before joining Trade Street, from January 2008 to May 2009, Mr. Hanks was a director of a small, private multifamily real estate company. Mr. Hanks was responsible for transactional activity with the firm and helped increase the company from 4 employees to over 50. Prior to that, from January 2006 to January 2008, Mr. Hanks was with Apartment Realty Advisors, the nation's second largest apartment brokerage firm specializing in the disposition of multifamily communities on behalf of private and institutional investors. Prior to joining Apartment Realty Advisors, Mr. Hanks served as Vice President of Development and Acquisitions for a company that specialized in the ownership, management, and development of multifamily communities across the country. He was responsible for sourcing investment and development opportunities in the Mid-Atlantic and South East. Mr. Hanks is a member of the Charlotte Apartment Association, Urban Land Institute, National Multi-Housing Council, and the Center for Transit Oriented Development. Mr. Hanks received his B.S. in business management from Liberty University.

Set forth below is biographical information concerning our directors:

James Boland has served as a director since July 2012. Mr. Boland has been a member of the Executive Board of the International Union of Bricklayers & Allied Craftworkers since 1995 and has served as its President since February 2010. Mr. Boland served as an Executive Vice President from 1995 until 1999, when he was named Secretary-Treasurer, a position to which he was elected in 2000 and 2005 and in which he served until 2010. Mr. Boland also currently serves as the Co-Chair of the International Masonry Institute, as a trustee of both the Bricklayers and Trowel Trades International Pension Fund and International Health Fund, and Co-Chair of the BAC Canadian Congress. Additionally, Mr. Boland is a Vice President on the AFL-CIO Executive Council, and serves on four AFL-CIO Committees: International Affairs; Legislation / Policy; Political; and Immigration. He is a member of the Governing Board of Presidents of the Building and Construction Trades Department, AFL-CIO. In addition, he serves on the General Presidents’ Committee on Contract Maintenance and the National Joint Heavy and Highway Committee. He also serves on the boards of directors for the following organizations: the AFL-CIO Housing Investment Trust, ULLICO, the National Endowment for Democracy, and the National Labor College. Mr. Boland studied at University College Dublin and is a 1996 graduate of the Harvard Trade Union Program.

Mr. Boland brings to our board of directors a deep understanding of pension funds, as we currently are classified as a “pension-held REIT,” and we anticipate that we will continue to be so classified upon the completion of this offering.

Randolph C. Coley has served as a director since June 2012. He retired from King & Spalding at the end of 2008 after rejoining King & Spalding in 1999 as a partner in the Houston office. He served on King & Spalding’s policy committee, operating committee, and as Managing Partner of the Houston office. From 1978 to 1996, Mr. Coley practiced corporate and securities law in the Atlanta office of King & Spalding where he headed the firm’s corporate practice. From 1996 to 1999, Mr. Coley served as the Executive Managing Director and head of Morgan Keegan & Company. Mr. Coley has served as a member of the securities law task force of NAREIT and has spoken at several NAREIT conferences. He chaired the committee of the State Bar of Georgia that drafted the Georgia Business Combination Statute, which was enacted by the Georgia Legislature and upheld by the federal courts when challenged in connection with a hostile takeover. Mr. Coley also served as a member of the Securities Law Committee of the Corporate and Banking Law Section of the State Bar of Georgia and twice served as Chairperson of the Advanced Securities Law Seminar sponsored by that committee. Mr. Coley earned his undergraduate degree from Vanderbilt University. After working for five years as a commercial banker, he attended the Vanderbilt University School of Law, graduating in 1978. Mr. Coley currently serves on the board of directors, audit committee and nominating and corporate governance committee for Deltic Timber Corp. (NYSE:DEL) and the board of directors, compensation committee and nominating and corporate governance committee for Gastar Exploration Ltd. (NYSE MKT:GST). Mr. Coley also currently serves on the board of directors of The Jung Center in Houston. Mr. Coley brings to our board of directors significant experience in corporate governance and public company best practices, as well capital raising activities.

Lewis Gold, M.D. has served as a director since June 2012. Dr. Gold presently is Executive Vice Chairman and Co-Founder of Sheridan Healthcare, has served on the board of directors of Sheridan Healthcare since its inception and was instrumental in their initial public offering in October 1995. Dr. Gold was Executive Vice President from 1994 to 1999 while Sheridan Healthcare was publicly traded on the NASDAQ (1995-1999). From 1999 until 2010, Dr. Gold held the title of President of Sheridan Healthcare. Dr. Gold originally joined Sheridan Healthcare as a practicing anesthesiologist in 1985. Dr. Gold is a summa cum laude graduate of Albright College in Reading, Pennsylvania. He received his medical degree from Temple University School of Medicine in 1982 and completed his residency at the University of Miami's Jackson Memorial Hospital. Dr. Gold retains Board Certification in Anesthesiology. Dr. Gold brings to our board of directors significant business expertise and public company experience.

David Levin has served as a director since June 2012. Mr. Levin is currently Vice Chairman at LNR Property LLC. Between 1992 and 2007, Mr. Levin served several roles at LNR Property LLC, including leading investments in sponsored funds with third-party institutional partners and sourcing, diligence, structuring, acquisition, financing and portfolio management for investments in B-notes and mezzanine loans. Between 1992 and 1997, Mr. Levin managed the Miami real estate investment and asset management division for Lennar Corp. (NYSE:LEN), where he was responsible for the acquisition, financing and management of distressed loan portfolios in excess of $5 billion. Before joining Lennar Corp. in 1992, Mr. Levin spent 14 years with various commercial real estate firms in New York, including Bear Stearns Real Estate Group, where he was a Managing Director and department co-head. Mr. Levin received his B.A. in liberal arts from Alfred University in 1977 and his M.B.A. from the New York University Stern School of Business in 1980. Mr. Levin brings to our board of directors significant business and finance experience, particularly in the areas of acquisition, financing and managing of real estate assets.

Mack D. Pridgen III has served as a director since June 2012. From 1997 until March 2007, Mr. Pridgen served as General Counsel, Vice President and Secretary of Highwoods Properties, Inc. (NYSE:HIW), a commercial real estate investment trust that owns and operates primarily suburban office properties, as well as industrial, retail and residential properties. Prior to joining Highwoods Properties, Inc., Mr. Pridgen was a partner with Smith, Helms, Mulliss and Moore, LLP, with a specialized focus on the tax, corporate and REIT practices. Mr. Pridgen also served as a tax consultant for Arthur Andersen & Co. for 15 years. Mr. Pridgen received his Bachelor of Business Administration and Accounting degree from the University of North Carolina at Chapel Hill and his law degree from the University of California at Los Angeles School of Law. Mr. Pridgen serves on the board of directors and audit committee of AmREIT, Inc. (NYSE:AMRT). Mr. Pridgen’s knowledge and experience in the area of accounting and tax, with a focus on REITs and his experience as a former executive with a publicly-traded REIT contribute to the mix of qualifications and experience the board of directors seeks to maintain.

Sergio Rok has served as a director since June 2012. Mr. Rok is President of Rok Enterprises, Inc., where he has worked since 1983. Mr. Rok is an owner and board member of TransAtlantic Bank based in Florida. Mr. Rok is a graduate of the University of Florida and Florida International University. In addition to his extensive work experience in the community and his previous involvement in banking, Mr. Rok has served or does serve on the following boards: Florida International University School of Business Dean’s Council, Downtown Development Authority (1990 – Present), Downtown Miami Partnership, Founding Member (1994), Community Partner for the Homeless (1995 – 1996), Presidential Estates Association, President (2003), Beth Torah Temple, Board Member (2006), Old Federal Condominiums Association, President (2000 – Present), and Flagler First Condominiums Association, President (2008 – Present). Mr. Rok brings banking and entrepreneurial business experience, as well as significant real estate development experience.

Corporate Governance Profile

We have structured our corporate governance in a manner we believe closely aligns our interests with those of our stockholders. Notable features of our corporate governance structure include the following:

•	our board of directors is not staggered, with each of our directors subject to re-election annually;

•	our directors can be removed with or without cause upon a vote of our stockholders;

•

of the seven persons serving on our board of directors, we expect our board of directors to determine that six of those directors satisfy the listing standards for independence of the NASDAQ and Rule 10A-3 under the Exchange Act;

•	at least one of our directors will qualify as an “audit committee financial expert” as defined by the SEC;

•

we have opted out of the control share acquisition statute and the business combination provisions in the MGCL and, in the future, we may not opt back in to these provisions without stockholder approval; and

•	we do not have a stockholder rights plan.

Board of Directors

Our business is managed through the oversight and direction of our board of directors. A majority of our directors are “independent,” as determined by our board of directors, as such term is defined by the rules of the NASDAQ and Rule 10A-3 under the Exchange Act. Our directors will stay informed about our business by attending meetings of our board of directors and its committees and through supplemental reports and communications. Our independent directors will meet regularly in executive sessions without the presence of our corporate officers or non-independent directors.

Committees of the Board of Directors

Upon completion of this offering, our board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee, the principal functions of which are briefly described below, and will adopt charters for each of these board committees. Under these charters, each of these committees will be composed in such a way as to comply with the listing standards and rules and regulations of the SEC and the NASDAQ, as amended or modified from time to time. Initially, each of these committees will have three directors and will be composed exclusively of directors who are “independent” within the meanings of applicable SEC rules and the NASDAQ listing standards. Moreover, the compensation committee will be composed exclusively of individuals who are, to the extent provided by Rule 16b-3 of the Exchange Act, non-employee directors and will, at such times as we are subject to Section 162(m) of the Code, qualify as outside directors for purposes of Section 162(m) of the Code. Our board of directors may from time to time establish certain other committees

Audit Committee

Our audit committee will be composed of three of our independent directors. The members of our audit committee will be Messrs. Pridgen, Levin and Coley. Mr. Pridgen will chair the committee and will serve as our audit committee financial expert, as that term is defined by the SEC. The audit committee will assist the board of directors in overseeing:

•	our accounting and financial reporting processes;

•	the integrity and audits of our consolidated financial statements;

•	our compliance with legal and regulatory requirements;

•	the qualifications and independence of our independent public accountants; and

•	the performance of our independent auditors and any internal auditors.

The audit committee will also be responsible for engaging our independent public accountants, reviewing with our independent public accountants the plans and results of the audit engagement, approving professional services provided by our independent public accountants, reviewing the independence of our independent public accountants, considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls.

Compensation Committee

Our compensation committee will be composed of three of our independent directors. The members of our compensation committee will be Messrs. Gold, Rok and Boland. Mr. Gold will chair the committee. The principal functions of the compensation committee will be to:

•	evaluate the performance and compensation of our Chief Executive Officer;

•	review and approve the compensation and benefits of our executive officers and members of our board of directors;

•	administer our compensation, stock option, stock purchase, incentive or other benefit plans; and

•	produce an annual report on executive compensation for inclusion in our proxy statement after reviewing our compensation discussion and analysis.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will be composed of three of our independent directors. The members of our nominating and corporate governance committee will be Messrs. Coley, Rok and Levin. Mr. Coley will chair the committee. The nominating and corporate governance committee will be responsible for seeking, considering and recommending to the full board of directors qualified candidates for election as directors and recommending a slate of nominees for election as directors at the annual meeting of stockholders. It will also periodically prepare and submit to the board of directors for adoption the committee’s selection criteria for director nominees. It will review and make recommendations on matters involving the general operation of the board of directors and our corporate governance, and annually recommend to the board of directors nominees for each committee of the board. In addition, the committee will annually facilitate the assessment of the board of directors’ performance as a whole and of the individual directors and report thereon to the board of directors.

Role of the Board in Risk Oversight

One of the key functions of our board of directors will be informed oversight of our risk management process. Our board of directors will administer this oversight function directly, with support from the audit committee, the nominating and corporate governance committee and the compensation committee, each of which will address risks specific to their respective areas of oversight. In particular, our audit committee will have the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee will also monitor compliance with legal and regulatory requirements in addition to oversight of the performance of our internal audit function. Our nominating and corporate governance committee will monitor the effectiveness of our corporate governance guidelines, including whether they are successful in preventing illegal or improper liability-creating conduct. Our compensation committee will assess and monitor whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Code of Business Conduct and Ethics

Our board of directors will adopt a code of business conduct and ethics which applies to our employees, officers and directors when such individuals are acting for or on our behalf. Among other matters, our code of business conduct and ethics will be designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;

•	compliance with applicable governmental laws, rules and regulations;

•	prompt internal reporting of violations of the code to appropriate persons identified in the code; and

•	accountability for adherence to the code.

Any waiver of the code of business conduct and ethics for our executive officers or directors may be made only by our board of directors and will be promptly disclosed as required by law or the listing requirements of the NASDAQ.

Board Compensation

We will pay an annual fee of $         to each of our independent directors for services as a director. We will pay an additional annual fee of $         to the chair of the audit committee, an additional annual fee of $         to the chair of the compensation committee and an additional annual fee of $         to the chair of the nominating and corporate governance committee and any other committee of our board of directors. All members of our board of directors will be reimbursed for their reasonable out-of-pocket costs and expenses in attending our board meetings. Fees to the directors may be paid, in our sole discretion, by issuance of shares of common stock, based on the value of such shares of common stock at the date of issuance, rather than in cash. In addition, upon completion of this offering, each of our independent directors will receive an initial grant of                  shares of our restricted common stock pursuant to our Equity Incentive Plan. The shares of restricted common stock granted to our independent directors upon completion of this offering will vest in equal annual installments over three years beginning on                     , subject to continued service as a director. If a director is also one of our officers, we will not pay any compensation for services rendered as a director.

Limitation of Liability and Indemnification

Our charter includes provisions permitted by Maryland law that limit the personal liability of our directors for a breach of their fiduciary duty of care as a director. Our bylaws provide that we will indemnify our directors or officers to the fullest extent permitted by Maryland law. We will enter into indemnification agreements with each of our directors and executive officers which will require us to indemnify such persons to the maximum extent permitted by Maryland law and to pay such persons’ expenses in defending any civil or criminal proceedings related to their service on our behalf in advance of final disposition of such proceeding. See “Certain Material Provisions of Maryland Law and of Our Charter and Bylaws—Indemnification and Limitation of Directors’ and Officers’ Liability.”

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Compensation Committee Interlocks and Insider Participation

None of the proposed members of our compensation committee is or has been employed by us. None of our executive officers currently serves, or in the past three years has served, as a member of the board of directors or compensation committee of another entity that has one or more executive officers serving on our board of directors or compensation committee. See “—Directors and Executive Officers.”

Corporate Leadership Structure

Since the recapitalization, Mr. Baumann has served as our Chairman and Chief Executive Officer. The board of directors believes that our consolidated leadership structure is in the best interests of our stockholders because it provides an efficient and effective management model which fosters direct accountability, effective decision-making and alignment of corporate strategy between our board of directors and management. Because we have combined the role of Chairman and Chief Executive Officer, Mr. Levin, one of our independent directors, serves as the lead independent director. Mr. Levin presides at all executive sessions of the board of directors, consults with Mr. Baumann regarding agendas for meetings of the board of directors and its constituent committees and acts as a liaison to facilitate teamwork and communication between our executive officers and the independent directors.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The following table sets forth the compensation paid in fiscal year 2012 and expected to be paid in fiscal year 2013 to our named executive officers. Because we were restructured on June 1, 2012 and our named executive officers were not entitled to any compensation from us prior to the completion of the recapitalization, compensation information for prior periods is not applicable. As discussed below under “—Employment Agreements,” we will enter into employment agreements with each of our named executive officers upon completion of this offering.

Summary Compensation Table

Name and Principal Position	Year	Salary		Bonus		Stock Awards		All Other Compensation	Total
Michael Baumann, Chairman and Chief Executive Officer	2012 2013	$ $	(1)	—	(2)	$—	(3)	— —	$ $

Bert Lopez, Chief Financial Officer and Chief Operating Officer	2012 2013	$ $	(1)	—	(2)	$—	(4)	— —	$ $

Ryan Hanks, Chief Investment Officer	2012 2013	$ $	(1)	—	(2)	$—	(5)	— —	$ $

(1)	Represents salaries paid to our named executive officers for the period from June 1, 2012 to December 31, 2012.
(2)	Any bonus awards to our named executive officers will be determined in the sole discretion of our compensation committee contingent upon such factors as the compensation committee may deem appropriate.
(3)	Amount accounts for LTIP units to be granted upon completion of this offering.
(4)	Amount accounts for LTIP units to be granted upon completion of this offering.
(5)	Amount accounts for LTIP units to be granted upon completion of this offering.

Grants of Plan-Based Awards

Upon completion of this offering, we will cause our operating partnership to grant an aggregate of

         LTIP units under our Equity Incentive Plan to Mr. Baumann,                  LTIP units to Mr. Lopez and                  LTIP units to Mr. Hanks. These LTIP units will vest ratably on                                                                                  . The LTIP units, whether vested or unvested, will receive the same per-unit distributions as common units of our operating partnership, which distributions generally will equal the per share distributions on our common stock.

Equity Incentive Plan

On November 9, 2012, our board of directors adopted, and prior to completion of this offering we expect our stockholders to approve, the Trade Street Residential, Inc. Equity Incentive Plan, referred to in this prospectus as our Equity Incentive Plan, to attract and retain independent directors, executive officers and other key employees and individual service providers, including officers and employees of our affiliates. Our Equity Incentive Plan provides for the grant of options to purchase shares of our common stock, stock awards, stock appreciation rights, performance units, incentive awards and other equity-based awards.

Administration of our Equity Incentive Plan

Our Equity Incentive Plan will be administered by the compensation committee of our board of directors, except that our Equity Incentive Plan will be administered by our board of directors with respect to awards made to directors who are not employees. This summary uses the term “administrator” to refer to the compensation committee or our board of directors, as applicable. The administrator will approve all terms of awards under our Equity Incentive Plan. The administrator will also approve who will receive grants under our Equity Incentive Plan and the number of shares of our common stock subject to each grant.

Eligibility

All of our employees and employees of our affiliates and our directors are eligible to receive grants under our Equity Incentive Plan. In addition, individuals who provide significant services to us or an affiliate, including individuals who provide services to us or an affiliate by virtue of employment with, or providing services to, our operating partnership, may receive grants under our Equity Incentive Plan.

Share Authorization

The number of shares of our common stock that may be issued under our Equity Incentive Plan will equal the lesser of (i)                  shares of common stock, or (ii)     % of the total number of shares of common stock issued and outstanding upon the completion of this offering (including any shares issued pursuant to any exercise by the underwriters of the over-allotment option).

In connection with stock splits, dividends, recapitalizations and certain other events, our board of directors will make equitable adjustments that it deems appropriate in the aggregate number of shares of our common stock that may be issued under our Equity Incentive Plan and the terms of outstanding awards.

If any options or stock appreciation rights terminate, expire or are canceled, forfeited, exchanged or surrendered without having been exercised or are paid in cash without delivery of common stock or if any stock awards, performance units or other equity-based awards are forfeited, the shares of our common stock subject to such awards will again be available for purposes of our Equity Incentive Plan. Shares of our common stock tendered or withheld to satisfy the exercise price or for tax withholding are not available for future grants under our Equity Incentive Plan. If shares of common stock are used in settlement of a stock appreciation right, the number of shares of common stock available under our Equity Incentive Plan shall be reduced by the number of shares for which the stock appreciation right was exercised.

No awards under our Equity Incentive Plan will be outstanding prior to completion of this offering. The initial grants described below will become effective upon completion of this offering.

Options

Our Equity Incentive Plan authorizes the grant of incentive stock options (under Section 422 of the Code) and options that do not qualify as incentive stock options. The exercise price of each option will be determined by the administrator, provided that the price cannot be less than 100% of the fair market value of the shares of our common stock on the date on which the option is granted (or 110% of the shares’ fair market value on the grant date in the case of an incentive stock option granted to an individual who is a “ten percent stockholder,” within the meaning of Sections 422 and 424 of the Code). Except for adjustments to equitably reflect stock splits, stock dividends or similar events, the exercise price of an outstanding option may not be reduced without the approval of our stockholders and no payment will be made in cancellation of an option if, on the date of cancellation, the option price exceeds the fair market value of a share of common stock. The exercise price for any option is generally payable (i) in cash, (ii) by certified check, (iii) by the surrender of shares of our common stock (or attestation of ownership of shares of our common stock) with an aggregate fair market value on the date on which the option is exercised, equal to the exercise price, or (iv) by payment through a broker in accordance with procedures established by the Federal Reserve Board. The term of an option cannot exceed ten years from the date of grant (or five years in the case of an incentive stock option granted to a “ten percent stockholder”). Incentive stock options may only be granted to our employees and employees of our subsidiaries.

Stock Awards

Our Equity Incentive Plan also provides for the grant of stock awards. A stock award is an award of shares of our common stock that may be subject to restrictions on transferability and other restrictions as the administrator determines in its sole discretion on the date of grant. The restrictions, if any, may lapse over a specified period of time or through the satisfaction of conditions, in installments or otherwise, as the administrator may determine. A participant who receives a stock award may have all of the rights of a stockholder as to those shares, including, without limitation, voting rights and rights to receive distributions, provided, however, that if the stock award does not vest solely on account of continued employment or service, dividends paid on the shares of common stock subject to a stock award will be distributed only when, and to the extent that, the stock award vests. During the period, if any, when stock awards are non-transferable or forfeitable, (i) a participant is prohibited from selling, transferring, pledging, exchanging, hypothecating or otherwise disposing of his or her stock award shares, (ii) we will retain custody of the certificates and (iii) a participant must deliver a stock power to us for each stock award.

Stock Appreciation Rights

Our Equity Incentive Plan authorizes the grant of stock appreciation rights. A stock appreciation right provides the recipient with the right to receive, upon exercise of the stock appreciation right, cash, shares of our common stock or a combination of the two. The amount that the recipient will receive upon exercise of the stock appreciation right generally will equal the excess of the fair market value of the shares of our common stock on the date of exercise over the shares’ fair market value on the date of grant (the “initial value”). Except for adjustments to equitably reflect stock splits, stock dividends or similar events, the initial value of an outstanding stock appreciation right may not be reduced without the approval of our stockholders and no payment will be made in cancellation of a stock appreciation right if, on the date of cancellation, the initial value exceeds the fair market value of a share of common stock. Stock appreciation rights will become exercisable in accordance with terms determined by the administrator. Stock appreciation rights may be granted in tandem with an option grant or as independent grants. The term of a stock appreciation right cannot exceed ten years from the date of grant or five years in the case of a stock appreciation right granted in tandem with an incentive stock option awarded to a “ten percent stockholder.”

Performance Units

Our Equity Incentive Plan also authorizes the grant of performance units. Performance units represent the participant’s right to receive an amount, based on the value of a specified number of shares of our common stock, if performance goals established by the administrator are met. The administrator will determine the applicable performance period, the performance goals and such other conditions that apply to the performance unit. Performance goals may relate to our financial performance or the financial performance of our operating partnership, the participant’s performance or such other criteria as determined by the administrator. If the performance goals are met, performance units will be paid in cash, shares of our common stock, other securities or property or a combination thereof.

Incentive Awards

Our Equity Incentive Plan also authorizes the administrator to make incentive awards. An incentive award entitles the participant to receive a payment if certain requirements are met. The administrator will establish the requirements that must be met before an incentive award is earned and the requirements may be stated with reference to one or more performance measures or criteria prescribed by the administrator. A performance goal or objective may be expressed on an absolute basis or relative to the performance of one or more similarly situated companies or a published index and may be adjusted for unusual or non-recurring events, changes in applicable tax laws or accounting principles. An incentive award that is earned will be settled in a single payment which may be in cash, shares of our common stock or a combination of cash and common stock.

Other Equity-Based Awards

The administrator may grant other types of stock-based awards as other equity-based awards under our Equity Incentive Plan, including LTIP units. Other equity-based awards are payable in cash, shares of our common stock or shares or units of such other equity, or a combination thereof, as determined by the administrator. The grant of other equity-based awards that are LTIPs will reduce the number of shares of common stock that may be issued under our Equity Incentive Plan on a one-for-one basis. The terms and conditions of other equity-based awards are determined by the administrator.

LTIP units are a special class of partnership interest in our operating partnership. Each LTIP unit awarded will be deemed equivalent to an award of one share of common stock under our Equity Incentive Plan, reducing the plan’s share authorization for other awards on a one-for-one basis. We will not receive a tax deduction for the value of any LTIP units granted to our employees. The vesting period for any LTIP units, if any, will be determined at the time of issuance. LTIP units, whether vested or not, will receive the same quarterly per unit distributions as units in our operating partnership, which distributions will generally equal per share distributions on shares of our common stock. This treatment with respect to quarterly distributions is similar to the expected treatment of our stock awards, which will generally receive full dividends whether vested or not. Initially, LTIP units will not have full parity with units in our operating partnership with respect to liquidating distributions. Under the terms of the LTIP units, our operating partnership will revalue its assets upon the occurrence of certain specified events, and any increase in the operating partnership’s valuation from the time of grant until such event will be allocated first to the holders of LTIP units to equalize the capital accounts of such holders with the capital accounts of operating partnership unitholders. Upon equalization of the capital accounts of the holders of LTIP units with the other holders of units in our operating partnership, the LTIP units will achieve full parity with operating partnership units for all purposes, including with respect to liquidating distributions. If such parity is reached, vested LTIP units may be converted into an equal number of operating partnership units at any time, and thereafter enjoy all the rights of operating partnership units, including redemption/exchange rights. However, there are circumstances under which such parity would not be reached. Until and unless such parity is reached, the value that a holder of LTIP units will realize for a given number of vested LTIP units will be less than the value of an equal number of shares of our common stock.

Dividend Equivalents

The administrator may grant dividend equivalents in connection with the grant of performance units and other equity-based awards. Dividend equivalents may be paid currently or accrued as contingent cash obligations (in which case they may be deemed to have been reinvested in shares of our common stock or otherwise reinvested) and may be payable in cash, shares of our common stock or other property or a combination of the two. However, if the performance units or other equity-based awards do not vest solely on account of continued employment or service, divided equivalents will be distributed only when, and to the extent that, the underlying award vests. The administrator will determine the terms of any dividend equivalents.

Initial Awards

Upon completion of this offering, we will cause our operating partnership to grant an aggregate of                  LTIP units under our Equity Incentive Plan to certain executive officers and directors. These LTIP units will vest ratably on each of the first anniversaries of the date of grant. The LTIP units, whether vested or unvested, will receive the same per-unit distributions as common units of our operating partnership, which distributions generally will equal the per share distributions of our common stock.

Change in Control

If we experience a change in control, the administrator may, at its discretion, provide that outstanding options, stock appreciation rights, stock awards, performance units, incentive awards or other equity-based awards that are not exercised prior to the change in control will be assumed by the surviving entity, or will be replaced by a comparable substitute award of substantially equal value granted by the surviving entity, subject to Section 409A of the Code. The administrator may also provide that outstanding options and stock appreciation rights will be fully exercisable upon the change in control, restrictions and conditions on outstanding stock awards will lapse upon the change in control and performance units and incentive awards or other equity-based awards will become earned and nonforfeitable in their entirety. The administrator may also provide that participants must surrender their outstanding options and stock appreciation rights, stock awards, performance units, incentive awards and other equity based awards in exchange for a payment, in cash or shares of our common stock or other securities or consideration received by stockholders in the change in control transaction, equal to the value received by stockholders in the change in control transaction (or, in the case of options and stock appreciation rights, the amount by which that transaction value exceeds the exercise price or initial value).

In summary, a change of control under our Equity Incentive Plan occurs if:

•

an individual, entity or affiliated group acquires, in a transaction or series of transactions, more than 50% of (i) the outstanding shares of our common stock (taking into account as outstanding for this purpose shares of our common stock issuable upon the exercise of options or warrants, the conversion of convertible stock or debt, and the exercise of any similar right to acquire shares of our common stock) or (ii) the total combined voting power of our outstanding securities;

•

members of our board of directors on the effective date of our Equity Incentive Plan (“incumbent directors”) cease to constitute a majority of the members of our board of directors, provided that any individual who becomes a director and whose election or nomination for election to our board of directors was approved by a vote of at least two-thirds of the then incumbent directors will be deemed an incumbent director;

•

there occurs a merger, consolidation, reorganization, statutory share exchange or similar form of corporate transaction, unless (i) the holders of our voting securities immediately prior to such transaction have more than 50% of the combined voting power of the securities in the surviving entity and (ii) at least a majority of the members of the board of directors of surviving entity are incumbent directors at the time of our board of directors’ approval of the execution of the initial agreement providing for such transaction; or

•

we directly or indirectly sell, transfer or otherwise dispose of all or substantially all of our assets to a person other than one of our subsidiaries in one or a series of related transactions (other than by way of merger or consolidation).

The Code has special rules that apply to “parachute payments,” i.e., compensation or benefits the payment of which is contingent upon a change in control. If certain individuals receive parachute payments in excess of a safe harbor amount prescribed by the Code, the payor is denied a U.S. federal income tax deduction for a portion of the payments and the recipient must pay a 20% excise tax, in addition to income tax, on a portion of the payments.

If we experience a change in control, benefits provided under our Equity Incentive Plan could be treated as parachute payments. In that event, our Equity Incentive Plan provides that the plan benefits, and all other parachute payments provided under other plans and agreements, will be reduced to the safe harbor amount, i.e., the maximum amount that may be paid without excise tax liability or loss of deduction, if the reduction allows the recipient to receive greater after-tax benefits. The benefits under our Equity Incentive Plan and other plans and agreements will not be reduced, however, if the recipient will receive greater after-tax benefits (taking into account the 20% excise tax payable by the recipient) by receiving the total benefits. Our Equity Incentive Plan provides that these provisions do not apply to a participant who has an agreement with us providing that the individual is entitled to indemnification or other payment from us for the 20% excise tax.

Amendment; Termination

Our board of directors may amend or terminate our Equity Incentive Plan at any time, provided that no amendment may adversely impair the rights of participants under outstanding awards. Our stockholders must approve any amendment if such approval is required under applicable law or stock exchange requirements. Our stockholders also must approve, among other things, any amendment that materially increases the benefits accruing to participants under our Equity Incentive Plan, (ii) materially increases the aggregate number of shares of our common stock that may be issued under our Equity Incentive Plan (other than on account of stock dividends, stock splits, or other changes in capitalization as described above) or (iii) materially modifies the requirements as to eligibility for participation in our Equity Incentive Plan. Unless terminated sooner by our board of directors or extended with stockholder approval, our Equity Incentive Plan will terminate on the day before the tenth anniversary of the date our board of directors adopted our Equity Incentive Plan.

Employment Agreements

Upon completion of this offering, we will enter into employment agreements with each of our named executive officers. Set forth below is a description of the anticipated terms of each employment agreement.

The employment agreements will have a three year term with automatic annual renewal thereafter, unless the executive or we provides notice of non-renewal to the other party. The employment agreements will provide for an initial base salary of $         to Mr. Baumann, an initial base salary of $             to Mr. Lopez and an initial base salary of $             to Mr. Hanks, to be adjusted annually thereafter at the discretion of the board of directors or the compensation committee based on the performance of the executive and us. Pursuant to the employment agreements, the executives will be eligible to receive an annual bonus in the event we or the executive, or both, respectively, achieve certain financial performance and personal performance targets to be established by the board of directors or the compensation committee pursuant to a cash compensation incentive plan or similar plan to be established by us under our Equity Incentive Plan. The executive will also be eligible to participate in other compensatory and benefit plans available to all employees.

The employment agreement will provide that, if the executive’s employment is terminated:

•

by mutual agreement between the executive and us, by us for “cause” or by the executive without “good reason,” then we shall pay the executive: (i) all accrued but unpaid wages through the termination date; (ii) all earned and accrued but unpaid bonuses; and (iii) all approved, but unreimbursed, business expenses;

•

by us without “cause” or by the executive for “good reason,” then we shall pay the executive: (i) all accrued but unpaid wages through the termination date; (ii) all accrued but unused vacation for the year in which the termination occurs through the termination date; (iii) all approved, but unreimbursed, business expenses; (iv) all earned and accrued but unpaid bonuses; (v) any COBRA continuation coverage premiums required for the coverage of the executive (and his eligible dependents) under our major medical group health plan, generally for a period of 18 months or, if less, until the executive or his eligible dependent is no longer entitled to COBRA coverage; and (vi) a separation payment equal to the sum of              times (        x) Mr. Baumann’s,          times (        x) Mr. Lopez’s or              times (        x) Mr. Hanks’, as applicable, (A) then current base salary and (B) average annual bonus for the two annual bonus periods completed prior to termination, with such separation payment being payable over a period of 36 months;

•

due to the executive’s death or “disability,” then we shall pay the executive (or the executive’s estate and/or beneficiaries, as the case may be): (i) all accrued but unpaid wages through the termination date; (ii) all earned and accrued but unpaid bonuses prorated to the date of his death or disability; (iii) all approved, but unreimbursed, business expenses; and (iv) any COBRA continuation coverage premiums required for the coverage of the executive (or his eligible dependents) under our major medical group health plan, generally for a period of 18 months or, if less, until the executive or his eligible dependent is no longer entitled to COBRA coverage.

In the event we elect not to renew the executive’s employment agreement at the end of the term or any renewal term, we will be required to provide the executive with the same payments and benefits that he would be entitled to receive if we were to terminate his employment agreement without “cause” as described above, except that the separation payment described above will be equal to one times (1x) the sum of the executive’s (A) then current base salary and (B) average annual bonus for the two annual bonus periods completed prior to the non-renewal of the employment agreement. The amount of such separation payment will be determined on the date of non-renewal. Payment will occur within five days after the executive’s last day of employment by us, and the amount payable at that time will be the amount of the separation payment as so determined, reduced dollar-for-dollar by all salary and bonus payments made to the executive for services as an employee after the non-renewal of his employment agreement.

In addition, the employment agreements will contain certain provisions that will require the executives to comply with restrictions on competition with us and on solicitation of our tenants and employees during the term of their employment and for a period of two years following any termination.

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of our investment policies and our policies with respect to certain other activities, including financing matters and conflicts of interest. These policies may be amended or revised from time to time at the discretion of our board of directors without a vote of our stockholders. Any change to any of these policies by our board of directors, however, would be made only after a thorough review and analysis of that change, in light of then-existing business and other circumstances, and then only if, in the exercise of its business judgment, our board of directors believes that it is advisable to do so in our and our stockholders’ best interests. We cannot assure you that our investment objectives will be attained.

Investment Policies

Investment in Real Estate or Interests in Real Estate

We will conduct substantially all of our investment activities through our operating partnership. Our principal investment objectives are to provide our stockholders with current income, to increase the cash flow and value of our portfolio of properties and increase the value of shares of our common stock. We have not established a specific policy regarding the relative priority of these investment objectives. For a discussion of our properties and other strategic objectives, see “Business and Properties.”

We expect to implement our investment strategies through the acquisition, ownership, operation and management of apartment communities. We focus on identifying our market (both geographic and consumer), effectively managing our properties, offering the highest possible level of customer service to our residents and streamlining our management structure. We seek to acquire properties in areas within the southeastern United States, including Texas, exhibiting substantial economic growth and a rapidly expanding job base in which we can establish a significant market presence in the apartment community marketplace. We believe apartment communities in these markets offer attractive long-term investment returns. We also believe there are attractive opportunities both within and beyond the markets in which we currently operate. Although we intend to focus on the property types, markets and locations discussed above under “Business and Properties,” our future investment activities will not be limited to any geographic area, product type or to a specified percentage of our assets. While we may diversify in terms of property locations, size and market, we do not have any limit on the amount or percentage of our assets that may be invested in any one property or any one geographic area. We intend to engage in such future investment activities in a manner that is consistent with our status as a REIT for U.S. federal income tax purposes. In addition, we intend to purchase or lease income-producing properties for long-term investment. We may also expand and improve the properties we will own upon completion of this offering or that we may subsequently acquire, and we may sell such properties, in whole or in part, when circumstances warrant.

We also may participate with third parties in property ownership and development, through joint ventures, partnerships or other types of co-ownership. These types of investments may permit us to own interests in larger assets without unduly decreasing our diversification and, therefore, provide us with flexibility in structuring our portfolio. We will not, however, enter into a joint venture or other partnership arrangement to make an investment that would not otherwise meet our investment policies.

Equity investments in contributed or acquired properties may be subject to existing mortgage financing and other indebtedness or to new indebtedness we incur when we acquire or refinance these investments. Debt service on such financing or indebtedness will have a priority over any distributions with respect to our common stock. Investments are also subject to our policy not to be treated as an investment company under the Investment Company Act of 1940, as amended, or the Investment Company Act.

We may seek selective development opportunities, including the selective development of our Land Investments, primarily through unconsolidated joint ventures with highly-qualified regional and/or national third party developers in markets where demographic trends favor the delivery of additional multifamily units. However, in certain limited instances where our board of directors determines that the benefits significantly outweigh the risks, we may develop additional apartment units ourselves utilizing our debt and equity capital resources.

Investments in Real Estate Mortgages

Although we have no current intention of doing so, we may, at the discretion of our board of directors, invest in mortgages and other types of real estate interests consistent with our qualification as a REIT. If we choose to invest in mortgages, we would expect to invest in mortgages secured by multifamily apartment properties. However, there is no restriction on the proportion of our assets that may be invested in a type of mortgage or any single mortgage.

Investments in real estate mortgages run the risk that one or more borrowers may default under certain mortgages and that the collateral securing certain mortgages may not be sufficient to enable us to recoup our full investment. We do not presently intend to invest in real estate mortgages. We will limit any investments in securities so that we do not fall within the definition of an investment company under the Investment Company Act.

Investments in Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers

Although we have no current intention of doing so, subject to the percentage of ownership limitations, asset tests and gross income tests necessary for REIT qualification, we may invest in securities of other REITs, other entities engaged in real estate activities or other issuers, including for the purpose of exercising control over such entities. We may invest in the debt or equity securities of such entities, including for the purpose of exercising control over such entities. We have no current plans to invest in entities that are not engaged in real estate activities. While we may attempt to diversify our investments, in terms of property locations, size and market, we do not have any limit on the amount or percentage of our assets that may be invested in one entity, property or geographic area. In any event, we do not intend that any such investments in securities will require us to register as an investment company under the Investment Company Act, and we intend to divest securities before any registration would be required.

Dispositions

We do not currently intend to dispose of any of our Operating Properties, although we reserve the right to do so if, based upon management’s periodic review of our portfolio, our board of directors determines that such action would be in our stockholders’ best interest. Any decision to dispose of a property will be made by our board of directors.

Financing Policies

We expect to fund property acquisitions initially through a combination of any cash available from offering proceeds and traditional mortgage financing. Where possible, we also anticipate using common units issued by our operating partnership to acquire properties from existing owners seeking a tax-deferred transaction. In addition, we may use a number of different sources to finance our acquisitions and operations, including cash provided by operations, secured and unsecured debt, issuance of debt securities, perpetual and non-perpetual preferred stock, additional common equity issuances, letters of credit or any combination of these sources, to the extent available to us, or other sources that may become available from time to time. We also may take advantage of joint venture or other partnering opportunities as such opportunities arise in order to acquire properties that would otherwise be unavailable to us. We may use the proceeds of our borrowings to acquire assets, to refinance existing debt or for general corporate purposes.

We do not have a policy limiting the amount of debt that we may incur, although we target a long-term average debt-to-market capitalization ratio of         , however, we may exceed these levels from time to time as we complete acquisitions. Our charter and bylaws do not limit the amount or percentage of indebtedness that we may incur. Our board of directors may from time to time modify our debt policy in light of then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general conditions in the market for debt and equity securities, fluctuations in the market price of our common stock, growth and acquisition opportunities and other factors. Accordingly, our board of directors may increase our indebtedness beyond the policy limits described above. If these policies were changed, we could become more highly leveraged, resulting in an increased risk of default on our obligations and a related increase in debt service requirements that could adversely affect our financial condition and results of operations and our ability to pay distributions to our stockholders. See “Risk Factors—Risks Related to Our Debt Financings—Our debt obligations outstanding upon completion of this offering will reduce our cash available for distribution and may expose us to the risk of default” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

As of             , on a pro forma basis after giving effect to this offering and the use of the net proceeds therefrom, we had approximately $          million of outstanding indebtedness with a weighted average debt maturity of approximately          years and a weighted average interest rate of     % per annum. Our overall leverage will depend on our investments and the cost of leverage.

Conflict of Interest Policies

We will adopt a code of business conduct and ethics that prohibits conflicts of interest between our officers, employees and directors, on the one hand, and our company on the other hand, except in compliance with the policy. See “Management—Code of Business Conduct and Ethics.” Waivers of our code of business conduct and ethics will be required to be disclosed in accordance with the NASDAQ and SEC requirements. In addition, we will adopt corporate governance guidelines to assist our board of directors in the exercise of its responsibilities and serve our interests and those of our stockholders.

Our board of directors is subject to certain provisions of Maryland law, which are designed to eliminate or minimize conflicts. However, we cannot assure you that these policies or provisions of law will always succeed in eliminating the influence of such conflicts. If they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders.

Conflicts of interest could also arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our operating partnership or any partner thereof, on the other hand. Our directors and officers have duties to us and our stockholders under applicable Maryland law in connection with their management of us. At the same time, as the parent of the general partner of our operating partnership, we have fiduciary duties to our operating partnership and to its limited partners under Delaware law in connection with the management of our operating partnership. Our duties as a general partner to our operating partnership and its partners may come into conflict with the duties of our directors and officers to us and our stockholders. In the event that a conflict of interest exists between the interests of our stockholders, on the one hand, and the interests of the limited partners, on the other, we will endeavor in good faith to resolve the conflict in a manner not adverse to either our stockholders or the limited partners; provided, however, that for so long as we own a controlling interest in our operating partnership, we have agreed to resolve any conflict that cannot be resolved in a manner not adverse to either our stockholders or the limited partners in favor of our stockholders. The limited partners of our operating partnership have expressly acknowledged that in the event of such a determination by us, as the parent of the sole general partner of our operating partnership, we will not be liable to the limited partners for losses sustained or benefits not realized in connection with such a determination.

Unless otherwise provided for in our partnership agreement, Delaware law generally requires a general partner of a Delaware limited partnership to adhere to fiduciary duty standards under which it owes its limited partners the highest duties of good faith, fairness and loyalty and which generally prohibit such general partner from taking any action or engaging in any transaction as to which it has a conflict of interest. However, the partnership agreement expressly limits our liability by providing that neither the general partner of our operating partnership, nor any of our directors or officers will be liable to our operating partnership, the limited partners or assignees for errors in judgment, mistakes of fact or law or for any act or omission, if we or such director or officer acted in good faith. In addition, our operating partnership is required to indemnify us and our directors, officers and other employees and agents to the fullest extent permitted by applicable law against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, attorneys’ fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of our operating partnership, provided that our operating partnership will not indemnify for (a) willful misconduct or a knowing violation of the law, (b) any transaction for which such person received an improper personal benefit in violation or breach of any provision of the partnership agreement, or (c) in the case of a criminal proceeding, the person had reasonable cause to believe the act or omission was unlawful.

The provisions of Delaware law that allow the common law fiduciary duties of a general partner to be modified by a partnership agreement have not been resolved in a court of law, and we have not obtained an opinion of counsel covering the provisions set forth in the partnership agreement that purport to waive or restrict our fiduciary duties that would be in effect under common law were it not for the partnership agreement.

Pursuant to Maryland law, each director and officer is obligated to offer to us any business opportunity (with certain limited exceptions) that comes to him or her in his or her capacity as one of our directors and officers and that we have an interest in pursuing or reasonably could be expected to have an interest in pursuing.

Interested Director and Officer Transactions

Pursuant to the MGCL, a contract or other transaction between us and a director or between us and any other corporation or other entity in which any of our directors is a director or has a material financial interest is not void or voidable solely on the grounds of such common directorship or interest. The common directorship or interest, the presence of such director at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of the director’s vote in favor thereof will not render the transaction void or voidable if:

•

the material facts relating to the common directorship or interest and as to the transaction are disclosed to our board of directors or a committee of our board of directors, and our board of directors or a duly authorized committee authorizes, approves or ratifies the transaction or contract by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum;

•

the material facts relating to the common directorship or interest and as to the transaction are disclosed to our stockholders entitled to vote thereon, and the transaction is authorized, approved or ratified by a majority of the votes cast by the stockholders entitled to vote, other than the votes or shares owned of record or beneficially by the interested director or corporation or other entity; or

•	the transaction or contract is fair and reasonable to us at the time it is authorized, ratified or approved.

Furthermore, under Delaware law, we, as the parent of the general partner, may have a fiduciary duty to the limited partners of our operating partnership and, consequently, such transactions also may be subject to the duties of care and loyalty that the general partner owes to limited partners in our operating partnership (to the extent such duties have not been modified pursuant to the terms of the partnership agreement). We have adopted a policy that requires that all contracts, transactions and relationships between us, our operating partnership or any of our subsidiaries, on the one hand, and any of our directors or executive officers or any entity in which such director or executive officer is a director or has a material financial interest, on the other hand, must be approved by the affirmative vote of a majority of the disinterested directors. Where appropriate in the judgment of the disinterested directors, our board of directors may obtain a fairness opinion or engage independent counsel to represent the interests of non-affiliated security holders, although our board of directors will have no obligation to do so.

Lending Policies

We may not make loans to our directors, officers or other employees except in accordance with our code of business conduct and ethics and applicable law. We do not have a policy limiting our ability to make loans to other persons. Subject to REIT qualification rules, we may consider offering purchase money financing in connection with the sale of properties when providing that financing will increase the value to be received by us for the property sold. We may make loans to joint-development projects in which we may participate in the future. We have not engaged in any lending activities in the past, and we do not intend to do so in the future.

Reporting Policies

Upon completion of this offering, we will become subject to the information reporting requirements of the Exchange Act. Pursuant to these requirements, we will file periodic reports, proxy statements and other information, including audited financial statements, with the SEC. See “Where You Can Find More Information.”

Policies with Respect to Other Activities

We have authority to offer common stock, preferred stock or options to purchase stock in exchange for property and to repurchase or otherwise re-acquire our common stock or other securities in exchange for property in the open market or otherwise, and we may engage in such activities in the future. Except in connection with our reorganization transaction, we have not issued common stock, common units or any other securities in exchange for property or any other purpose, and our board of directors has no present intention of causing us to repurchase any common stock. We may offer common units of our operating partnership in exchange for property. We may issue preferred stock from time to time, in one or more series, as authorized by our board of directors without the need for stockholder approval. See “Description of Securities.” We have not engaged in trading, underwriting or agency distribution or sale of securities of other issuers and do not intend to do so. At all times, we intend to make investments in such a manner as to maintain our qualification as a REIT, unless our board of directors determines that it is no longer in our best interest to maintain our qualification as a REIT due to circumstances or changes in the Code or the Treasury regulations. We intend to make investments in such a way that we will not be treated as an investment company under the Investment Company Act.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock and our operating partnership’s common units upon completion of this offering by (i) each person known by us to own more than 5% of our outstanding shares of common stock and our operating partnership’s common units (ii) our directors and named executive officers and (iii) by all directors and executive officers as a group. Except as otherwise indicated below, the address of each director and executive officer listed below is c/o Trade Street Residential, Inc., 19950 West Country Club Drive, Suite 800, Aventura, Florida 33180. The percentage of class owned in the following table is based upon shares of common stock to be outstanding upon completion of this offering. Share numbers below have been adjusted to reflect the              -for-              reverse stock split to be effected prior to the completion of this offering.

Unless otherwise indicated in the footnotes, the listed beneficial owners have sole voting and investment power over all shares.

Name of Beneficial Owner	Common Stock and Common Units Beneficially Owned	Percent of Common Stock	Percent of Common Stock and Common Units

5% Stockholders
Trade Street Property Fund I, LP Liquidating Trust(1)
BCOM Real Estate Fund, LLC Liquidating Trust(1)

Named Executive Officers:
Michael Baumann	(2)
Bert Lopez	(3)
Ryan Hanks	(4)
Directors:
James Boland	(5)
Randy Coley	(6)
Lewis Gold	(7)
David Levin	(8)
Mack D. Pridgen III	(9)
Sergio Rok	(10)

All executive officers, directors and director nominees as a group (9 persons)

*	Less than 1%
(1)	Address of trustee is 19950 West Country Club Drive, Suite 800, Aventura, Florida 33180. See “Business and Properties—Recapitalization Transaction” for a discussion of the liquidating trusts.
(2)	Includes common units, which are convertible into cash or, at our option, shares of common stock on a one-for-one basis beginning on June 1, 2013 and shares of common stock held by an entity controlled by Mr. Baumann. Excludes (i) LTIP units to be granted upon completion of this offering, (ii) 98,304 Class B preferred units and (iii) 98,304 Class C preferred units. See “Our Operating Partnership and the Operating Partnership Agreement—Operating Partnership Units” for a description of the conversion rights of our operating partnership units.
(3)	Excludes LTIP units to be granted upon completion of this offering.
(4)	Excludes LTIP units to be granted upon completion of this offering.
(5)	Excludes LTIP units to be granted upon completion of this offering.
(6)	Excludes LTIP units to be granted upon completion of this offering.

(7)	Excludes LTIP units to be granted upon completion of this offering.
(8)	Excludes LTIP units to be granted upon completion of this offering.
(9)	Excludes LTIP units to be granted upon completion of this offering.
(10)	Excludes LTIP units to be granted upon completion of this offering.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Recapitalization Transaction

In the recapitalization described elsewhere in this prospectus, the Trade Street Funds contributed all of their respective interests in the entities that own the Operating Properties and the Land Investments to our operating partnership in exchange for 509,546,444 shares of our common stock and 173,326 shares of our Class A preferred stock. In addition, Trade Street Capital and Trade Street Adviser GP, Inc., which are owned and controlled by Mr. Baumann, as well as Mr. Baumann and his wife transferred to our operating partnership 100% of the ownership interest in two limited liability companies that advised and managed the apartment communities owned by the Trade Street Funds in exchange for an aggregate of 81,919,848 common units (                  common units after giving effect to the reverse stock split), 98,304 Class B preferred units and 98,304 Class C preferred units. See “Business and Properties—Recapitalization Transaction.”

Employment Agreements

We will enter into employment agreements with each of our named executive officers upon completing of this offering, which provide for salary, bonus and other benefits, including severance upon a termination of employment under certain circumstances. The material terms of the agreements with our named executive officers are described under “Executive Compensation—Employment Agreements.”

Equity Incentive Plan

Our board of directors has adopted, and prior to completion of this offering we expect our stockholders to approve, our Equity Incentive Plan for our directors, officers, employees and consultants. We expect that an aggregate of                  shares of our common stock and common units will be available for issuance under awards granted pursuant to our Equity Incentive Plan. See “Executive Compensation—Equity Incentive Plan.”

Upon completion of this offering, we will cause our operating partnership to grant an aggregate of              LTIP units under our Equity Incentive Plan to Mr. Baumann,                  LTIP units to Mr. Lopez and                  LTIP units to Mr. Hanks. These LTIP units will vest ratably on each of the anniversaries of the date of grant. The LTIP units, whether vested or unvested, will receive the same per-unit distributions as common units of our operating partnership, which distributions generally will equal the per share distributions on our common stock.

Private Placement

In May 2012, the company conducted a private placement of our common stock at a price equal to $0.10 per share. Mr. Baumann and his wife purchased 5,000,000 shares at a price of $500,000, our director Mr. Levin purchased 2,500,000 shares at a price of $250,000 and an entity controlled by our director Mr. Gold purchased 2,500,000 at a purchase price of $250,000. The shares, issued in August 2012, were unregistered and sold in reliance on the exemption set forth in Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D thereunder.

Indemnification of Officers and Directors

Our charter and bylaws provide for certain indemnification rights for our directors and officers, and we will enter into an indemnification agreement with each of our executive officers and directors providing for procedures for indemnification and advancements by us of certain expenses and costs relating to claims, suits or proceedings arising from their service to us or, at our request, service to other entities, as officers or directors to the maximum extent permitted by Maryland law. See “Management—Limitation of Liability and Indemnification.”

Family Relationships

Greg Baumann, the son of Mr. Baumann, serves as our Vice President and General Counsel and receives a salary of $          per year.

Related Party Transaction Policy

Our board of directors will adopt a Related Party Transaction Policy for the review, approval or ratification of any related person transaction. This written policy will provide that all related party transactions must be reviewed and approved by the Audit Committee in advance of us or any of our subsidiaries entering into the transaction; provided that, if we or any of our subsidiaries enter into a transaction without recognizing that such transaction constitutes a related party transaction, the approval requirement will be satisfied if such transaction is ratified by the Audit Committee after it becomes reasonably apparent that such transaction constituted a related party transaction. The term “related party transaction” refers to a transaction involving more than $120,000 in which we or any of our subsidiaries are or will be a participant, and in which a related party has or will have a direct or indirect interest.

DESCRIPTION OF STOCK

The following summary of the material terms of the stock of our company does not purport to be complete and is subject to and qualified in its entirety by reference to our charter and bylaws, copies of which are exhibits to the registration statement of which this prospectus is a part.

General

Our charter provides that we may issue up to 1,000,000,000 shares of our common stock, $0.01 par value per share, or common stock, and 50,000,000 shares of preferred stock, $0.01 par value per share, or the preferred stock. Our charter authorizes our board of directors to increase the aggregate number of authorized shares or the number of shares of any class or series without stockholder approval. Under Maryland law, stockholders generally are not liable for the corporation’s debts or obligations.

Preferred Stock

Subject to limitations prescribed by the MGCL and our charter, our board of directors is authorized to issue, from the authorized but unissued shares of stock, shares of preferred stock in class or series and to establish from time to time the number of shares of preferred stock to be included in the class or series and to fix the designation and any preferences, conversion and other rights, voting powers, restrictions, limitations as to distributions and other distributions, qualifications and terms and conditions of redemption of the shares of each series, and any other subjects or matters as may be fixed by resolution of our board of directors or one of its duly authorized committees.

Class A Preferred Stock

Our board of directors has designated 173,326 shares of Class A preferred stock, par value $0.01 per share, or the Class A preferred stock. Holders of Class A preferred stock have no voting rights.

With respect to rights to the payment of liquidating and nonliquidating distributions of assets, the Class A preferred stock ranks senior to all classes of common stock. Upon any voluntary or involuntary liquidation, holders of the Class A preferred stock have the right to receive a $100.00 per share liquidation preference, plus any accumulated, accrued and unpaid distributions to and including the date of payment.

Holders of Class A preferred stock are entitled to receive preferential cumulative cash distributions at a rate of 1.0% per annum of the $100.00 per share liquidation preference (equivalent to $1.00 per annum per share). On each of the third and fourth anniversaries of the date of issuance of the Class A preferred stock, the rate will increase to 2% and 3%, respectively. Beginning on the date of issuance, distributions on the Class A preferred stock are payable annually in arrears and are cumulative.

On and after June 1, 2019, we may, at our option, redeem the Class A preferred stock, in whole or from time to time in part, by payment of $100.00 per share, plus any accumulated, accrued and unpaid distributions to and including the date of redemption. Shares of Class A preferred stock are convertible into common stock upon the achievement of 90% physical occupancy of the Land Investments contributed by the Trade Street Funds in our recapitalization. The conversion rate on any such conversion will equal the liquidation preference (as adjusted for certain decreases in value, if any, below June 1, 2012 levels) divided by, generally, the average closing price of the common stock for the 20 trading days immediately preceding the conversion. The Class A preferred stock also becomes convertible upon certain other events, including change of control, tender offer and bankruptcy.

Common Stock

Subject to the preferential rights of any other class or series of stock and to the provisions of our charter regarding the restrictions on transfer of stock, holders of shares of our common stock are entitled to receive distributions on such stock if, as and when authorized by our board of directors out of assets legally available therefor and declared by us. The holders of our common stock are also entitled to share ratably in the assets of our company legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up after payment of or adequate provision for all known debts and liabilities of our company.

Subject to the provisions of our charter regarding the restrictions on transfer of stock and except as may otherwise be specified in the terms of any class or series of common stock, each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as provided with respect to any other class or series of stock, the holders of such shares of common stock will possess the exclusive voting power. There is no cumulative voting in the election of our board of directors, which means that the holders of a majority of the outstanding shares of our common stock can elect all of the directors then standing for election and the holders of the remaining shares will not be able to elect any directors.

Holders of shares of our common stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any securities of our company. Subject to the provisions of the charter regarding the restrictions on transfer of stock, shares of our common stock will have equal distribution, liquidation and other rights.

Power to Reclassify Unissued Shares of Our Stock

Our charter authorizes our board of directors to classify and reclassify any unissued shares of our common stock or preferred stock into other classes or series of stock. Prior to issuance of shares of each class or series, our board of directors is required by Maryland law and by our charter to set, subject to our charter restrictions on transfer of stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms or conditions of redemption for each class or series. Therefore, our board of directors could authorize the issuance of shares of common stock or preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a change in control or other transaction that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders. No shares of our preferred stock are presently outstanding and we have no present plans to issue any preferred stock.

Power to Increase or Decrease Authorized Stock and Issue Additional Shares of Our Common Stock and Preferred Stock

We believe that the power of our board of directors to increase or decrease the number of authorized shares of stock, issue additional authorized but unissued shares of our common stock or preferred stock and to classify or reclassify unissued shares of our common stock or preferred stock and thereafter to cause us to issue such classified or reclassified shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. The additional classes or series, as well as the common stock, will be available for issuance without further action by the company’s stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our board of directors does not intend to do so, it could authorize us to issue a class or series that could, depending upon the terms of the particular class or series, delay, defer or prevent a change in control or other transaction of our company that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.

Restrictions on Ownership and Transfer

In order for us to maintain our qualification as a REIT under the Code, our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year.

Our charter contains restrictions on the ownership and transfer of our common stock and outstanding capital stock which are intended to assist us in complying with these requirements and continuing to maintain our qualification as a REIT. The relevant sections of our charter provide that, subject to the exceptions described below, no person or entity may beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% (by value or by number of shares, whichever is more restrictive) of our outstanding common stock (the common stock ownership limit) or 9.8% (by value or by number of shares, whichever is more restrictive) of our outstanding capital stock (the aggregate stock ownership limit). We refer to the common stock ownership limit and the aggregate stock ownership limit collectively as the ownership limit. A person or entity that becomes subject to the ownership limit by virtue of a violative transfer that results in a transfer to a trust, as set forth below, is referred to as a purported beneficial transferee if, had the violative transfer been effective, the person or entity would have been a record owner and beneficial owner or solely a beneficial owner of our common stock, or is referred to as a purported record transferee if, had the violative transfer been effective, the person or entity would have been solely a record owner of our common stock.

The constructive ownership rules under the Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than (i) 9.8% (by value or by number of shares, whichever is more restrictive) of our outstanding common stock or (ii) 9.8% (by value or by number of shares, whichever is more restrictive) of our outstanding capital stock (or the acquisition of an interest in an entity that owns, actually or constructively, our capital stock by an individual or entity), could, nevertheless, cause that individual or entity, or another individual or entity, to own shares constructively in excess of the applicable ownership limit.

Our board of directors may, in its sole discretion, waive the ownership limits with respect to a particular stockholder if:

•

our board of directors obtains such representations and undertakings from such stockholder as are reasonably necessary to ascertain that no individual’s beneficial or constructive ownership of our stock will result in our being closely held under Section 856(h) of the Code or otherwise failing to maintain our qualification as a REIT;

•

such stockholder does not and represents that it will not own, actually or constructively, an interest in a tenant of ours (or a tenant of any entity owned in whole or in part by us) that would cause us to own, actually or constructively, a 10% or greater interest (as set forth in Section 856(d)(2)(B) of the Code) in such tenant (or the board of directors determines that revenue derived from such tenant will not affect our ability to maintain our qualification as a REIT) and our board of directors obtains such representations and undertakings from such stockholder as are reasonably necessary to ascertain this fact; and

•	such stockholder agrees that any violation or attempted violation of such representations or undertakings will result in shares of stock being automatically transferred to a charitable trust.

As a condition of its waiver, our board of directors may require an opinion of counsel or IRS ruling satisfactory to our board of directors with respect to preserving our REIT qualification. Our board of directors has granted waivers to the Trade Street Funds of the ownership limitations, but is not obligated to grant waivers in the future.

In connection with the waiver of an ownership limit or at any other time, our board of directors may from time to time increase or decrease the ownership limit for all other persons; provided, however, that any decrease (other than a decrease as a result of a retroactive change in existing law, in which case the decrease shall be effective immediately) will not be effective for any person whose ownership percentage in our common stock or capital stock, as applicable, is in excess of the decreased ownership limit until such time as such person’s ownership percentage equals or falls below the decreased ownership limit, but any further acquisition of common stock or capital stock, as applicable, in excess of such ownership percentage will be in violation of the ownership limit; and the ownership limit may not be increased if, after giving effect to such increase, five individuals could beneficially own or constructively own in the aggregate, more than 49.9% of the shares then outstanding. Prior to the modification of the ownership limit, our board of directors may require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure our status as a REIT.

Our charter provisions further prohibit:

•

any person from beneficially or constructively owning shares of our stock that would result in our being closely held under Section 856(h) of the Code or otherwise cause us to fail to maintain our qualification as a REIT; and

•

any person from transferring shares of our common stock if such transfer would result in shares of our stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution).

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our capital stock that will or may violate any of the foregoing restrictions on transferability and ownership will be required to give written notice immediately to us, or, in the case of a proposed or attempted transaction, give at least 15 days prior written notice to us, and, in both cases, provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT. The foregoing provisions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to continue to maintain our qualification as a REIT. Our board of directors may also determine that compliance with any restriction or limitation on stock ownership and transfers is not required for REIT qualification.

Pursuant to our charter, if any transfer of our common stock would result in shares of our stock being beneficially owned by fewer than 100 persons, such transfer will be null and void and the intended transferee will acquire no rights in such shares. In addition, if any purported transfer of our common stock or any other event would otherwise result in any person violating the ownership limit or such other limit as established by our board of directors or in our being closely held under Section 856(h) of the Code or otherwise failing to maintain our qualification as a REIT, then that number of shares (rounded up to the nearest whole share) that would cause us to violate such restrictions will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by us and the intended transferee will acquire no rights in such shares. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in a transfer to the trust. Any distribution paid to the purported record transferee, prior to our discovery that the shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand for distribution by the beneficiary of the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limit or our being closely held or otherwise failing to maintain our qualification as a REIT, then our charter provides that the transfer of the excess shares will be void.

Shares of our common stock transferred to the trustee are deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price paid by the purported record transferee for the shares (or, if the event which resulted in the transfer to the trust did not involve a purchase of such shares of our common stock at market price, the last reported sales price reported on the NASDAQ on the trading day immediately preceding the day of the event which resulted in the transfer of such shares of our common stock to the trust) and (ii) the market price on the date we, or our designee, accepts such offer. We have the right to accept such offer until the trustee has sold the shares of our common stock held in the trust pursuant to the clauses discussed below. Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates and the trustee must distribute the net proceeds of the sale to the purported record transferee and any distributions held by the trustee with respect to such common stock will be paid to the charitable beneficiary.

If we do not buy the shares, the trustee must, within 20 days of receiving notice from us of the transfer of shares to the trust, sell the shares to a person or entity designated by the trustee who could own the shares without violating the ownership limits or such other limit as established by our board of directors. After that, the trustee must distribute to the purported record transferee an amount equal to the lesser of (i) the price paid by the purported record transferee for the shares (or, if the event which resulted in the transfer to the trust did not involve a purchase of such shares at market price, the last reported sales price reported on the NASDAQ on the trading day immediately preceding the relevant date) and (ii) the sales proceeds (net of commissions and other expenses of sale) received by the trust for the shares. Any net sales proceeds in excess of the amount payable to the purported record transferee will be immediately paid to the beneficiary, together with any thereon. In addition, if, prior to discovery by us that shares of our common stock have been transferred to a trust, such shares of common stock are sold by a purported record transferee, then such shares shall be deemed to have been sold on behalf of the trust and to the extent that the purported record transferee received an amount for or in respect of such shares that exceeds the amount that such purported record transferee was entitled to receive, such excess amount shall be paid to the trustee upon demand. The purported beneficial transferee or purported record transferee has no rights in the shares held by the trustee.

The trustee shall be designated by us and shall be unaffiliated with us and with any purported record transferee or purported beneficial transferee. Prior to the sale of any excess shares by the trust, the trustee will receive, in trust for the beneficiary, all distributions paid by us with respect to the excess shares, and may also exercise all voting rights with respect to the excess shares.

Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee shall have the authority, at the trustee’s sole discretion:

•	to rescind as void any vote cast by a purported record transferee prior to our discovery that the shares have been transferred to the trust; and

•	to recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust.

However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote.

In addition, if our board of directors or other permitted designees determine in good faith that a proposed transfer would violate the restrictions on ownership and transfer of our common stock set forth in our charter, our board of directors or other permitted designees will take such action as it deems or they deem advisable to refuse to give effect to or to prevent such transfer, including, but not limited to, causing the company to redeem shares of common stock, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.

Any beneficial owner or constructive owner of shares of our common stock and any person or entity (including the stockholder of record) who is holding shares of our common stock for a beneficial owner must, on request, provide us with a completed questionnaire containing the information regarding their ownership of such shares, as set forth in the applicable Treasury regulations. In addition, any person or entity that is a beneficial owner or constructive owner of shares of our common stock and any person or entity (including the stockholder of record) who is holding shares of our common stock for a beneficial owner or constructive owner shall, on request, be required to disclose to us in writing such information as we may request in order to determine the effect, if any, of such stockholder’s actual and constructive ownership of shares of our common stock on our status as a REIT and to ensure compliance with the ownership limit.

All certificates representing shares of our common stock bear a legend referring to the restrictions described above.

These ownership limits could delay, defer or prevent a change in control or other transaction that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for shares of our common stock is American Stock Transfer & Trust Company, LLC.

CERTAIN PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS

The following summary of certain provisions of Maryland law and of our charter and bylaws does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law and our charter and bylaws, copies of which are exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

Our Board of Directors

Our bylaws and charter provide that the number of directors of our company may be established by our board of directors but may not be fewer than the minimum number permitted under the MGCL nor more than 15. Except as may be provided by our board of directors in setting the terms of any class or series of stock, any vacancy may be filled, at any regular meeting or at any special meeting called for that purpose, only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum. Any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualified.

Pursuant to our bylaws, each of our directors is elected by our common stockholders entitled to vote to serve until the next annual meeting and until their successors are duly elected and qualify. Holders of shares of our common stock will have no right to cumulative voting in the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the shares of our common stock entitled to vote will be able to elect all of our directors.

Removal of Directors

Our charter provides that a director may be removed only for cause (as defined in our charter) and only by the affirmative vote of at least a majority of the votes of common stockholders entitled to be cast generally in the election of directors. This provision, when coupled with the exclusive power of our board of directors to fill vacant directorships, precludes stockholders from removing incumbent directors except upon the existence of cause for removal and a substantial affirmative vote and filling the vacancies created by such removal with their own nominees.

Business Combinations

Under the MGCL, certain business combinations (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an interested stockholder (i.e., any person who beneficially owns 10% or more of the voting power of the corporation’s shares or an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation), or an affiliate of such an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter, any such business combination must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (b) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder, unless, among other conditions, the corporation’s common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. Our board of directors may provide that its approval is subject to compliance with any terms and conditions determined by it.

These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a board of directors prior to the time that the interested stockholder becomes an interested stockholder. Pursuant to the statute, our board of directors has by resolution exempted business combinations between us and any person who has not otherwise become an interested stockholder, provided that such business combination is first approved by our board of directors (including a majority of our directors who are not affiliates or associates of such person). Consequently, the five-year prohibition and the supermajority vote requirements will not apply to business combinations between us and any person described above. As a result, any person described above may be able to enter into business combinations with us that may not be in the best interests of our stockholders without compliance by our company with the supermajority vote requirements and the other provisions of the statute.

Control Share Acquisitions

The MGCL provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved at a special meeting by the affirmative vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock in a corporation in respect of which any of the following persons is entitled to exercise or direct the exercise of the voting power of shares of stock of the corporation in the election of directors: (i) a person who makes or proposes to make a control share acquisition, (ii) an officer of the corporation or (iii) an employee of the corporation who is also a director of the corporation. “Control shares” are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-tenth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel our board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights if the board of directors has previously determined by a majority vote that such rights apply to such shares. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The control share acquisition statute does not apply (i) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (ii) to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of our common stock. There can be no assurance that such provision will not be amended or eliminated at any time in the future.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of the following provisions:

•	a classified board;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of the directors;

•	a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred; and

•	a majority requirement for the calling of a special meeting of stockholders.

Pursuant to Subtitle 8, we have elected to provide that vacancies on our board of directors be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred. Through provisions in our charter and bylaws unrelated to Subtitle 8, we already (i) vest in the board of directors the exclusive power to fix the number of directorships and (ii) require, unless called by our chairman of the board of directors, our president, our chief executive officer or the board of directors, the request of holders of not less than a majority of our outstanding shares of common stock to call a special meeting.

Amendment to Our Charter and Bylaws

Except for amendments relating to the restrictions on ownership and transfer of our stock (which require the affirmative vote of the holders of not less than two-thirds of all of the votes entitled to be cast on the matter and the declaration by the board of directors that the amendment is advisable) and except for those amendments permitted to be made without stockholder approval under Maryland law or by specific provision in our charter, our charter may be amended only with the approval of our board of directors and the affirmative vote of the holders of not less than a majority of all of the votes entitled to be cast on the matter.

Our board of directors has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.

Dissolution of Our Company

The dissolution of our company must be approved by a majority of our entire board of directors and the affirmative vote of the holders of not less than a majority of all of the votes entitled to be cast on the matter.

Advance Notice of Director Nominations and New Business

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of individuals for election to our board of directors and the proposal of business to be considered by stockholders may be made only: (i) pursuant to our notice of the meeting, (ii) by or at the direction of our board of directors or (iii) provided that our board of directors has determined that directors shall be elected at such meeting, by a stockholder who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in our bylaws. With respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting.

Anti-takeover Effect of Certain Provisions of Maryland Law and of Our Charter and Bylaws

Our charter, bylaws and Maryland law contain provisions that may delay, defer or prevent a change of control or other transaction that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders, including business combination provisions, cause requirements for removal of directors and advance notice requirements for director nominations and stockholder proposals. Likewise, if the provision in the bylaws opting out of the control share acquisition provisions of the MGCL were rescinded or if we were to opt into the classified board provisions of Subtitle 8, these provisions of the MGCL could have similar anti-takeover effects.

Indemnification and Limitation of Directors’ and Officers’ Liability

Our charter and the operating partnership agreement provide for indemnification of our present and former officers and directors against liabilities to the fullest extent permitted by the MGCL and Delaware law, respectively, as amended from time to time.

The MGCL permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains such a provision which eliminates such liability to the maximum extent permitted by Maryland law.

The MGCL requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and:

•	was committed in bad faith or

•	was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses.

In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•

a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director did not meet the standard of conduct.

Our charter and our bylaws obligate us, to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director or officer who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity; or

•

any individual who, while a director or officer of our company and at our request, serves or has served another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner, trustee, member or manager and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity.

Our charter and bylaws also permit us, with the approval of the board of directors, to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any employee or agent of our company or a predecessor of our company.

The operating partnership agreement provides that we, as general partner through our wholly owned subsidiary, and our officers and directors are indemnified to the fullest extent permitted by Delaware law.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

REIT Status

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without approval of our stockholders, if it determines that it is no longer in our best interests to continue to maintain our qualification as a REIT. Our board of directors may also determine that compliance with any restriction or limitation on stock ownership and transfers is no longer required for REIT qualification.

OUR OPERATING PARTNERSHIP AND THE OPERATING PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of the operating partnership agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part. The following description does not purport to be complete and is subject to and qualified in its entirety by reference to applicable provisions of the Delaware Revised Uniform Limited Partnership Act, as amended, and the operating partnership agreement. See “Where You Can Find More Information.” For the purposes of this section, references to the “general partner” refer to Trade Street OP GP, LLC, a wholly owned subsidiary of Trade Street Residential, Inc.

Management and Control of Our Operating Partnership

Our operating partnership is a Delaware limited partnership that was formed on April 26, 2012. Our wholly owned subsidiary, Trade Street OP GP, LLC, is the sole general partner of our operating partnership. Pursuant to the operating partnership agreement, we have, through our control of the general partner, and subject to certain protective rights of the limited partners described below, full, exclusive and complete responsibility and discretion in the management and control of our operating partnership, including the ability to cause the partnership to enter into certain major transactions including a merger of our operating partnership or a sale of substantially all of the assets of our operating partnership. The limited partners of our operating partnership may not transact business for, or participate in the management activities or decisions of, our operating partnership, except as provided in the operating partnership agreement and as required by applicable law. The general partner may not be removed by the limited partners with or without cause, except with the general partner’s consent. The operating partnership agreement restricts our ability to engage in a business combination as more fully described in “— Transferability of Operating Partnership Interests; Extraordinary Transactions” below.

The limited partners of our operating partnership expressly acknowledge that the general partner is acting for the benefit of the operating partnership and the limited partners, including Trade Street Residential, Inc. in its capacity as a limited partner, and that the general partner is under no obligation to give priority to the separate interests of any limited partner in deciding whether to cause the operating partnership to take or decline to take any actions. If there is a conflict between the interests of any of the limited partners, including Trade Street Residential, Inc. in its capacity as a limited partner, the general partner will endeavor in good faith to resolve the conflict in a manner that is not adverse to any limited partner (including Trade Street Residential, Inc. in its capacity as a limited partner). The general partner will not be liable under the operating partnership agreement to our operating partnership or to any limited partner for monetary damages for losses sustained, liabilities incurred or benefits not derived by the limited partners in connection with such decisions; provided, that the general partner has acted in good faith.

Upon completion of this offering, substantially all of our business activities, including all activities pertaining to the acquisition and operation of properties, must be conducted through our operating partnership, and our operating partnership must be operated in a manner that will enable us to satisfy the requirements for qualification as a REIT.

Management Liability and Indemnification

To the maximum extent permitted under Delaware law, neither we, the general partner nor any of their directors or officers are liable to our operating partnership, the limited partners or assignees for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or of any act or omission if the general partner or such director or officer acted in good faith. The operating partnership agreement provides for indemnification of us, our affiliates and each of our respective officers, directors, employees and any persons we may designate from time to time in our sole and absolute discretion, including present and former members, managers, stockholders, directors, limited partners, general partners, officers or controlling persons of our predecessor, to the fullest extent permitted by applicable law against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, attorneys’ fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of the operating partnership, provided that our operating partnership will not indemnify such person, for (i) material acts or omissions that were committed in bad faith or were the result of active and deliberate dishonesty, (ii) any transaction for which such person received an improper personal benefit in violation or breach of any provision of the operating partnership agreement, or (iii) in the case of a criminal proceeding, the person had reasonable cause to believe the act or omission was unlawful, as set forth in the operating partnership agreement (subject to the exceptions described below under “—Fiduciary Responsibilities”).

Fiduciary Responsibilities

Our directors and officers have duties under applicable Maryland law to manage us in a manner consistent with our best interests. At the same time, the general partner of our operating partnership has fiduciary duties to manage our operating partnership in a manner beneficial to our operating partnership and its partners. Our duties, as the parent of the general partner, to our operating partnership and its limited partners, therefore, may come into conflict with the duties of our directors and officers to us. We will be under no obligation to give priority to the separate interests of the limited partners of our operating partnership or our stockholders in deciding whether to cause the operating partnership to take or decline to take any actions. The limited partners of our operating partnership have agreed that in the event of a conflict in the duties owed by our directors and officers to us and our stockholders and the fiduciary duties owed by us, in our capacity as parent of the general partner of our operating partnership, to such limited partners, we will fulfill our fiduciary duties to such limited partners by acting in the best interests of our stockholders.

The limited partners of our operating partnership have expressly acknowledged that we are acting for the benefit of the operating partnership, the limited partners and our stockholders collectively.

Operating Partnership Units

Pursuant to the operating partnership agreement, the operating partnership has designated the following classes of units of limited partnership interest, or operating partnership units: common units, Class A preferred units, Class B preferred units, Class C preferred units and LTIP units.

Distributions

The operating partnership agreement provides that the general partner may cause our operating partnership to make quarterly (or more frequent) distributions of all, or such portion as the general partner may in its sole and absolute discretion determine, available cash (which is defined to be cash available for distribution as determined by the general partner) (i) first, with respect to any operating partnership units that are entitled to any preference in accordance with the rights of such operating partnership unit (and, within such class, pro rata according to their respective percentage interests) and (ii) second, with respect to any operating partnership units that are not entitled to any preference in distribution, in accordance with the rights of such class of operating partnership unit (and, within such class, pro rata in accordance with their respective percentage interests).

Allocations of Net Income and Net Loss

Net income and net loss of our operating partnership are determined and allocated with respect to each fiscal year of our operating partnership as of the end of the year. Except as otherwise provided in the operating partnership agreement, an allocation of a share of net income or net loss is treated as an allocation of the same share of each item of income, gain, loss or deduction that is taken into account in computing net income or net loss. Except as otherwise provided in the operating partnership agreement, net income and net loss are allocated to the holders of operating partnership units holding the same class of operating partnership units in accordance with their respective percentage interests in the class at the end of each fiscal year. The operating partnership agreement contains provisions for special allocations intended to comply with certain regulatory requirements, including the requirements of Treasury Regulations Sections 1.704-1(b) and 1.704-2. Except as otherwise required by the operating partnership agreement or the Code and the Treasury Regulations, each operating partnership item of income, gain, loss and deduction is allocated among the limited partners of our operating partnership for U.S. federal income tax purposes in the same manner as its correlative item of book income, gain, loss or deduction is allocated pursuant to the operating partnership agreement. In addition, under Section 704(c) of the Code, items of income, gain, loss and deduction with respect to appreciated or depreciated property which is contributed to a partnership, such as our operating partnership, in a tax-free transaction must be specially allocated among the partners in such a manner so as to take into account such variation between tax basis and fair market value. The operating partnership will allocate tax items to the holders of operating partnership units or LTIP units taking into consideration the requirements of Section 704(c) of the Code. See “Material U.S. Federal Income Tax Considerations.”

Common Units

On or after the date 12 months after the date of the original issuance of the common units, each holder of common units will have the right, subject to the terms and conditions set forth in the operating partnership agreement, to require our operating partnership to redeem all or a portion of the common units held by such limited partner in exchange for a cash amount equal to the number of tendered common units multiplied by the price of a share of our common stock (determined in accordance with, and subject to adjustment under, the terms of the operating partnership agreement), unless the terms of such common units or a separate agreement entered into between our operating partnership and the holder of such common units provide that they are not entitled to a right of redemption or provide for a shorter or longer period before such limited partner may exercise such right of redemption or impose conditions on the exercise of such right of redemption. On or before the close of business on the fifth business day after we receive a notice of redemption, we may, in our sole and absolute discretion, but subject to the restrictions on the ownership of our common stock imposed under our charter and the transfer restrictions and other limitations thereof, elect to acquire some or all of the tendered common units from the tendering partner in exchange for shares of our common stock, based on an exchange ratio of one share of our common stock for each common unit (subject to anti-dilution adjustments provided in the operating partnership agreement).

Class A Preferred Units

All of the outstanding Class A preferred units are currently held by Trade Street Residential, Inc. Holders of Class A preferred units are entitled to receive distributions at a preferred rate per unit of $1.00 per annum until June 1, 2015, $2.00 per annum from June 1, 2015 until June 1, 2016, and $3.00 per annum commencing on June 1, 2016. Beginning on the date of issuance, distributions on the Class A preferred units are payable quarterly in arrears and are cumulative. Upon liquidation, the Class A preferred units are entitled to a liquidation preference of $100.00 per unit plus all accumulated and unpaid distributions. If shares of Class A preferred stock are converted into common stock of the company pursuant to the charter of the company, then an equivalent number of Class A preferred units are automatically converted into common units of the operating partnership.

Class B Preferred Units

•

Holders of Class B preferred units are entitled to receive distributions at a preferred rate per unit of $1.50 per annum. Beginning on the date of issuance, distributions on the Class B preferred units are payable quarterly in arrears and are cumulative.

•

Upon liquidation, the Class B preferred units are entitled to a liquidation preference of (i) $100.00 per unit plus (ii) an amount equal to 3% per annum of the $100 liquidation preference plus (iii) all accumulated and unpaid distributions.

•

Beginning on June 1, 2013 (or sooner upon the occurrence of certain events described in the operating partnership agreement), the Class B preferred units are convertible in whole or in part, at any time or from time to time, into common units at a conversion rate per Class B preferred unit equal to (i) the sum of (A) $100.00 per unit, (B) an amount equal to 3% per annum of the $100.00 liquidation preference and (C) all accumulated and unpaid distributions, if any, divided by (ii) the fair market value of the common stock, which is defined as, generally, the average closing price of the common stock for the 20 trading days immediately preceding the notice of conversion.

•

On or after June 1, 2014, the Class B preferred units may be redeemed by the operating partnership in whole or in part, at any time or from time to time, for cash at a redemption price per unit equal to the $100.00 liquidation preference plus all accrued and unpaid cash distributions.

Class C Preferred Units

•

Holders of Class C preferred units are entitled to receive distributions at a preferred rate per unit of $1.50 per annum. Beginning on the date of issuance, distributions on the Class C preferred units are payable quarterly in arrears and are cumulative.

•

Upon liquidation, the Class C preferred units are entitled to a liquidation preference of (i) $100.00 per unit plus (ii) an amount equal to 3% per annum of the $100 liquidation preference plus (iii) all accumulated and unpaid distributions.

•

Beginning on June 1, 2014 (or sooner upon the occurrence of certain events described in the operating partnership agreement), the Class C preferred units are convertible in whole or in part, at any time or from time to time, into common units at a conversion rate per Class C preferred unit equal to (i) the sum of (A) $100.00 per unit, (B) an amount equal to 3% per annum of the $100.00 liquidation preference and (C) all accumulated and unpaid distributions, if any, divided by (ii) the fair market value of the common stock, which is defined as, generally, the average closing price of the common stock for the 20 trading days immediately preceding the notice of conversion.

•

On or after June 1, 2015, the Class C preferred units may be redeemed by the operating partnership in whole or in part, at any time or from time to time, for cash at a redemption price per unit equal to the $100.00 liquidation preference plus all accrued and unpaid cash distributions.

LTIP Units

In the future, we may cause our operating partnership to issue LTIP units to our executive officers or additional LTIP units to our directors. In general, LTIP units are a class of partnership units in our operating partnership and will receive the same quarterly per unit profit distributions as the other outstanding units in our operating partnership. The rights, privileges, and obligations related to each series of LTIP units will be established at the time the LTIP units are issued. As profits interests, LTIP units initially will not have full parity, on a per unit basis, with our operating partnership’s common units with respect to liquidating distributions. Upon the occurrence of specified events, LTIP units can over time achieve full parity with common units and therefore accrete to an economic value for the holder equivalent to common units. If such parity is achieved, vested LTIP units may be converted on a one-for-one basis into common units, which in turn are redeemable as described above under “—Common Units.” However, there are circumstances under which LTIP units will not achieve parity with common units, and until such parity is reached, the value that a participant could realize for a given number of LTIP units will be less than the value of an equal number of shares of our common stock and may be zero.

Transferability of Operating Partnership Units; Extraordinary Transactions

The general partner will not be able to withdraw voluntarily from the operating partnership or transfer any of its interest in the operating partnership unless the transfer is made in connection with (i) any merger, consolidation or other combination in which, following the consummation of such transaction, the equity holders of the surviving entity are substantially identical to our stockholders, (ii) a transfer to any qualified REIT subsidiary of the general partner or (iii) as otherwise expressly permitted under the operating partnership agreement. The operating partnership agreement prohibits the general partner from engaging in a merger, consolidation or other combination, or sale of substantially all of its assets unless:

•	we receive the consent of a majority in interest of the limited partners (excluding our company);

•	following the consummation of such transaction, substantially all of the assets of the surviving entity consist of partnership units; or

•

as a result of such transaction all limited partners will receive, or will have the right to receive, for each partnership unit an amount of cash, securities or other property equal in value to the greatest amount of cash, securities or other property paid in the transaction to a holder of one share of our common stock, provided that if, in connection with the transaction, a purchase, tender or exchange offer shall have been made to and accepted by the holders of more than 50% of the outstanding shares of our common stock, each holder of partnership units shall be given the option to exchange its partnership units for the greatest amount of cash, securities or other property that a limited partner would have received had it exercised its redemption right (described above) and received shares of our common stock immediately prior to the expiration of the offer.

With certain limited exceptions, the limited partners may not transfer their interests in our operating partnership, in whole or in part, without the prior written consent of the general partner, and which consent may be withheld in its sole and absolute discretion. Except with the general partner’s consent to the admission of the transferee as a limited partner, no transferee shall have any rights by virtue of the transfer other than the rights of an assignee, and will not be entitled to vote or effect a redemption with respect to such partnership units in any matter presented to the limited partners for a vote. The general partner will have the right to consent to the admission of a transferee of the interest of a limited partner, which consent may be given or withheld by in its sole and absolute discretion.

Issuance of Our Stock and Additional Partnership Interests

Pursuant to the operating partnership agreement, upon the issuance of our stock other than in connection with a redemption of operating partnership units, we will generally be obligated to contribute or cause to be contributed the cash proceeds or other consideration received from the issuance to our operating partnership in exchange for, in the case of common stock, common units or, in the case of an issuance of preferred stock, preferred operating partnership units with designations, preferences and other rights, terms and provisions that are substantially the same as the designations, preferences and other rights, terms and provisions of the preferred stock. In addition, the general partner may cause our operating partnership to issue additional operating partnership units or other partnership interests and to admit additional limited partners to our operating partnership from time to time, on such terms and conditions and for such capital contributions as we may establish in our sole and absolute discretion, without the approval or consent of any limited partner, including: (i) upon the conversion, redemption or exchange of any debt, units or other partnership interests or other securities issued by our operating partnership; (ii) for less than fair market value; or (iii) in connection with any merger of any other entity into our operating partnership.

Tax Matters

Pursuant to the operating partnership agreement, the general partner is the tax matters partner of our operating partnership and has certain other rights relating to tax matters. Accordingly, the general partner, in its capacity as general partner and tax matters partner, has the authority to handle tax audits and to make tax elections under the Code, in each case, on behalf of our operating partnership. We currently own 100% of the equity interests of the general partner.

Term

The term of the operating partnership commenced on April 26, 2012 and will continue perpetually, unless earlier terminated in the following circumstances:

•

a final and non-appealable judgment is entered by a court of competent jurisdiction ruling that the general partner is bankrupt or insolvent, or a final and non-appealable order for relief is entered by a court with appropriate jurisdiction against the general partner, in each case under any federal or state bankruptcy or insolvency laws as now or hereafter in effect, unless, prior to the entry of such order or judgment, a majority in interest of the remaining outside limited partners agree in writing, in their sole and absolute discretion, to continue the business of the operating partnership and to the appointment, effective as of a date prior to the date of such order or judgment, of a successor general partner;

•

an election to dissolve the operating partnership made by the general partner in its sole and absolute discretion, with or without the consent of a majority in interest of the outside limited partners;

•	entry of a decree of judicial dissolution of the operating partnership pursuant to the provisions of the Delaware Revised Uniform Limited Partnership Act;

•

the occurrence of any sale or other disposition of all or substantially all of the assets of the operating partnership or a related series of transactions that, taken together, result in the sale or other disposition of all or substantially all of the assets of the operating partnership;

•	the redemption (or acquisition by the general partner) of all operating partnership units that the general partner has authorized other than those held by our company; or

•

the incapacity or withdrawal of the general partner, unless all of the remaining partners in their sole and absolute discretion agree in writing to continue the business of the operating partnership and to the appointment, effective as of a date prior to the date of such incapacity, of a substitute general partner.

Amendments to the Operating Partnership Agreement

Amendments to the operating partnership agreement may only be proposed by the general partner. Generally, the operating partnership agreement may be amended with the general partner’s approval and the approval of the limited partners holding a majority of all outstanding limited partner units (excluding limited partner units held by us or our subsidiaries). Certain amendments that would, among other things, have the following effects, must be approved by each partner adversely affected thereby:

•	conversion of a limited partner’s interest into a general partner’s interest (except as a result of the general partner acquiring such interest);

•	modification of the limited liability of a limited partner;

•	alteration of the rights of any partner to receive the distributions to which such partner is entitled (subject to certain exceptions);

•	alteration or modification of the redemption rights provided by the operating partnership agreement; or

•	alteration or modification of the provisions governing transfer of the general partner’s partnership interest.

Notwithstanding the foregoing, the general partner will have the power, without the consent of the limited partners, to amend the operating partnership agreement as may be required to:

•	add to the general partner’s obligations or surrender any right or power granted to the general partner or any of its affiliates for the benefit of the limited partners;

•

reflect the admission, substitution, or withdrawal of partners or the termination of the operating partnership in accordance with the operating partnership agreement and to amend the list of operating partnership unit and LTIP unit holders in connection with such admission, substitution or withdrawal;

•

reflect a change that is of an inconsequential nature or does not adversely affect the limited partners as such in any material respect, or to cure any ambiguity, correct or supplement any provision in the operating partnership agreement not inconsistent with the law or with other provisions, or make other changes with respect to matters arising under the operating partnership agreement that will not be inconsistent with the law or with the provisions of the operating partnership agreement;

•	satisfy any requirements, conditions, or guidelines contained in any order, directive, opinion, ruling or regulation of a U.S. federal or state agency or contained in U.S. federal or state law;

•

set forth or amend the designations, preferences, conversion or other rights, voting powers, duties restrictions, limitations as to distributions, qualifications or terms or conditions of redemption of the holders of any additional partnership units issued or established pursuant to the operating partnership agreement;

•

reflect such changes as are reasonably necessary for us to maintain or restore our qualification as a REIT, to satisfy REIT qualification requirements or to reflect the transfer of all or any part of a partnership interest among us, the general partner and any qualified REIT subsidiary or entity that is disregarded as an entity separate from us or the general partner for U.S. federal income tax purposes;

•

modify either or both the manner in which items of net income or net loss are allocated or the manner in which capital accounts are computed (but only to the extent set forth in the operating partnership agreement, or to the extent required by the Code or applicable income tax regulations under the Code);

•	issue additional partnership interests; and

•

reflect any other modification to the operating partnership agreement as is reasonably necessary for the business or operations of the operating partnership or the general partner of the operating partnership and which does not otherwise require the consent of each partner adversely affected.

SHARES ELIGIBLE FOR FUTURE SALE

General

Upon completion of this offering, we will have                  outstanding shares of common stock ( shares of common stock if the underwriters exercise their over-allotment option in full).

The                  shares of common stock sold in this offering (                  shares of common stock if the underwriters exercise their over-allotment option in full) will be freely transferable without restriction or further registration under the Securities Act, subject to the limitations on ownership set forth in our charter, except for any shares of common stock held by our “affiliates,” as that term is defined by Rule 144 under the Securities Act. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer. All of the shares of our common stock held by our affiliates, including our officers and directors, will be “restricted securities” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered under the securities laws or if they qualify for an exemption from registration under Rule 144, as described below.

Prior to this offering, our common stock traded on the OTC Pink market. Trading of our common stock on the NASDAQ is expected to commence immediately following the completion of this offering. No assurance can be given as to (i) the likelihood that an active market for our common stock will develop, (ii) the liquidity of any such market, (iii) the ability of the stockholders to sell their shares of common stock or (iv) the prices that stockholders may obtain for any of their shares of common stock. No prediction can be made as to the effect, if any, that future sales of shares of our common stock, or the availability of shares of our common stock for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of our common stock, or the perception that such sales could occur, may adversely affect prevailing market price of our common stock. See “Risk Factors—Risks Related to this Offering.”

Rule 144

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders), would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of common stock or the average weekly trading volume of shares of our common stock reported through the NASDAQ during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Equity Incentive Plan

Under our Equity Incentive Plan,                  shares of our common stock will be available for issuance upon completion of this offering for awards of stock options, restricted stock awards, stock appreciation rights, common units, LTIP units and other awards to our employees and non-employee directors. Our board of directors has approved grants of an aggregate of                  LTIP units to be granted under our Equity Incentive Plan upon completion of this offering.

Warrants

As part of our recapitalization, Feldman issued to stockholders of record as of May 17, 2012, as a special distribution, warrants to purchase an aggregate of 20,882,196 shares of our common stock (                 shares after giving effect to the reverse stock split), which warrants are exercisable for a period of two years following listing of our common stock on a national securities exchange at an exercise price of $0.144 per share, subject to adjustment for any other stock splits, stock distributions and other capital changes. After giving effect to the reverse stock split, the exercise price of these warrants will be $            .

Conversion Rights

In connection with the recapitalization, we issued shares of common stock and Class A preferred stock, and our operating partnership issued Class B preferred units, Class C preferred units and common units in exchange for the contribution of assets to our operating partnership. Shares of Class A preferred stock are convertible into common stock upon the achievement of 90% physical occupancy of the Land Investments contributed by the Trade Street Funds in our recapitalization. The conversion rate on any such conversion will equal the liquidation preference (as adjusted for certain decreases in value, if any, below June 1, 2012 levels) divided by, generally, the average closing price of the common stock for the 20 trading days immediately preceding the conversion. The Class A preferred stock also becomes convertible upon certain other events, including change of control, tender offer and bankruptcy. If shares of our Class A preferred stock are converted into our common stock of the company pursuant to our charter, then an equivalent number of Class A preferred units are automatically converted into common units of the operating partnership. See “Our Operating Partnership and the Operating Partnership Agreement—Operating Partnership Units” for a description of the conversion rights of our operating partnership units.

Lock-up Agreements and Other Contractual Restrictions on Resale

In addition to the limits placed on the sale of our common stock by operation of Rule 144 and other provisions of the Securities Act, (i) our officers and directors have agreed, subject to certain limited exceptions, not to sell or otherwise transfer or encumber any shares of common stock or securities convertible into shares of common stock owned by them upon the completion of this offering or thereafter acquired by them for a period of 180 days after the date of this prospectus without the prior consent of Sandler O’Neill + Partners, L.P., as representatives of the underwriters, and (ii) we have agreed, subject to certain limited exceptions, that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of common stock or securities convertible into or exchangeable or exercisable for any shares of common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representative of the underwriters for a period of 180 days after the date of this prospectus. See “Underwriting.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

This section summarizes the current material U.S. federal income tax consequences generally resulting from our election to be taxed as a REIT and the current material U.S. federal income tax considerations relating to the ownership and disposition of our common stock. As used in this section, the terms “we” and “our” refer solely to Trade Street Residential, Inc. and not to our subsidiaries and affiliates which have not elected to be taxed as REITs for U.S. federal income tax purposes.

This discussion is not exhaustive of all possible tax considerations and does not provide a detailed discussion of any state, local or foreign tax considerations. This discussion does not address all aspects of taxation that may be relevant to particular investors in light of their personal investment or tax circumstances, or to certain types of investors that are subject to special treatment under the U.S. federal income tax laws, such as insurance companies, tax-exempt organizations (except to the limited extent discussed below under “— Taxation of Tax-Exempt Stockholders”), financial institutions or broker-dealers, non-U.S. individuals and foreign corporations (except to the limited extent discussed below under “— Taxation of Non-U.S. Stockholders”) and other persons subject to special tax rules. Moreover, this summary assumes that our stockholders hold our common stock as a capital asset for U.S. federal income tax purposes, which generally means property held for investment. The statements in this section are based on the current U.S. federal income tax laws, including the Code, the regulations promulgated by the U.S. Treasury Department, or the Treasury Regulations, rulings and other administrative interpretations and practices of the IRS, and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. This discussion is for general purposes only and is not tax advice. We cannot assure you that new laws, interpretations of law, or court decisions, any of which may take effect retroactively, will not cause any statement in this section to be inaccurate.

We urge you to consult your own tax advisor regarding the specific tax consequences to you of acquisition, ownership and disposition of our common stock and of our election to be taxed as a REIT. Specifically, you should consult your own tax advisor regarding the federal, state, local, foreign, and other tax consequences of such acquisition, ownership, disposition and election, and regarding potential changes in applicable tax laws.

Taxation of Our Company

We elected to be taxed as a REIT under the U.S. federal income tax laws beginning with our taxable year ended December 31, 2004. We believe that, beginning with such taxable year, we have been organized and have operated in such a manner as to qualify for taxation as a REIT under the Code, and we intend to continue to operate in such a manner. However, no assurances can be given that our beliefs or expectations will be fulfilled, since qualification as a REIT depends on our continuing to satisfy numerous asset, income, stock ownership and distribution tests described below, the satisfaction of which depends, in part, on our operating results.

The sections of the Code relating to qualification, operation and taxation as a REIT are highly technical and complex. The following discussion sets forth only the material aspects of those sections. This summary is qualified in its entirety by the applicable Code provisions and the related Treasury Regulations, and administrative and judicial interpretations thereof.

In connection with this offering, Bass, Berry & Sims PLC will render an opinion that we qualified to be taxed as a REIT under the U.S. federal income tax laws for our taxable years ended December 31, 2008 through December 31, 2011, and our organization and current and proposed method of operation will enable us to continue to maintain our qualification as a REIT for our taxable year ending December 31, 2012 and thereafter. Investors should be aware that Bass, Berry & Sims PLC’s opinion will be based on the U.S. federal income tax law governing qualification as a REIT as of the date of such opinion, which will be subject to change, possibly on a retroactive basis, will not be binding on the IRS or any court, and will speak only as of the date issued. In addition, Bass, Berry & Sims PLC’s opinion will be based on customary assumptions and will be conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our assets and the future conduct of our business. Moreover, our continued qualification and taxation as a REIT depend on our ability to meet, on a continuing basis, through actual results, certain qualification tests set forth in the U.S. federal income tax laws. Those qualification tests involve the percentage of our income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of our stock ownership, and the percentage of our earnings that we distribute. Bass, Berry & Sims PLC will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that the actual results of our operations for any particular taxable year will satisfy such requirements. Bass, Berry & Sims PLC’s opinion will not foreclose the possibility that we may have to use one or more of the REIT savings provisions described below, which may require us to pay a material excise or penalty tax in order to maintain our REIT qualification. For a discussion of the tax consequences of our failure to maintain our qualification as a REIT, see “— Failure to Qualify as a REIT” below.

As long as we maintain our qualification as a REIT, we generally will not be subject to U.S. federal income tax on the taxable income that we distribute to our stockholders because we will be entitled to a deduction for dividends that we pay. The benefit of that tax treatment is that it avoids the “double taxation,” or taxation at both the corporate and stockholder levels, that generally results from owning stock in a corporation. In general, income generated by a REIT is taxed only at the stockholder level if such income is distributed by the REIT to its stockholders. We will be subject to federal tax, however, in the following circumstances:

•

We are subject to the corporate U.S. federal income tax on any REIT taxable income, including net capital gain, that we do not distribute to our stockholders during, or within a specified time period after, the calendar year in which the income is earned.

•	We may be subject to the corporate “alternative minimum tax” on any items of tax preference, including any deductions of net operating losses.

•	We are subject to tax, at the highest corporate rate, on:

•

net income from the sale or other disposition of property acquired through foreclosure (“foreclosure property”), as described below under “— Gross Income Tests — Foreclosure Property,” that we hold primarily for sale to customers in the ordinary course of business, and

•	other non-qualifying income from foreclosure property.

•

We are subject to a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.

•

If we fail to satisfy one or both of the 75% gross income test or the 95% gross income test, as described below under “— Gross Income Tests,” but nonetheless continue to maintain our qualification as a REIT because we meet certain other requirements, we will be subject to a 100% tax on:

•	the greater of the amount by which we fail the 75% gross income test or the 95% gross income test, in either case, multiplied by

•	a fraction intended to reflect our profitability.

•

If we fail to distribute during a calendar year at least the sum of: (1) 85% of our REIT ordinary income for the year, (2) 95% of our REIT capital gain net income for the year, and (3) any undistributed taxable income required to be distributed from earlier periods, then we will be subject to a 4% nondeductible excise tax on the excess of the required distribution over the amount we actually distributed.

•

If we fail any of the asset tests, other than a de minimis failure of the 5% asset test, the 10% vote test or the 10% value test, as described below under “— Asset Tests,” as long as (1) the failure was due to reasonable cause and not to willful neglect, (2) we file a description of each asset that caused such failure with the IRS, and (3) we dispose of the assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure, we will pay a tax equal to the greater of $50,000 or the highest federal corporate income tax rate (currently 35%) multiplied by the net income from the nonqualifying assets during the period in which we failed to satisfy the asset tests.

•

If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, and such failure is due to reasonable cause and not to willful neglect, we will be required to pay a penalty of $50,000 for each such failure.

•	We will be subject to a 100% excise tax on transactions with a taxable REIT subsidiary that are not conducted on an arm’s-length basis.

•

If we acquire any asset from a C corporation, or a corporation that generally is subject to full corporate-level tax, in a merger or other transaction in which we acquire a basis in the asset that is determined by reference either to the C corporation’s basis in the asset or to another asset, we will pay tax at the highest corporate rate applicable if we recognize gain on the sale or disposition of the asset during the 10-year period after we acquire the asset. The amount of gain on which we will pay tax generally is the lesser of:

•	the amount of gain that we recognize at the time of the sale or disposition, and

•	the amount of gain that we would have recognized if we had sold the asset at the time we acquired it.

•	The earnings of our subsidiary entities that are C corporations, including taxable REIT subsidiaries, are subject to federal corporate income tax.

In addition, we may be subject to a variety of taxes, including payroll taxes and state, local and foreign income, property and other taxes on our assets and operations. We also could be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification as a REIT

A REIT is a corporation, trust or association that meets each of the following requirements:

(1) It is managed by one or more trustees or directors;

(2) Its beneficial ownership is evidenced by transferable shares of stock, or by transferable shares or certificates of beneficial interest;

(3) It would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code, i.e. the REIT provisions;

(4) It is neither a financial institution nor an insurance company subject to special provisions of the U.S. federal income tax laws;

(5) At least 100 persons are beneficial owners of its stock or ownership shares or certificates (determined without reference to any rules of attribution);

(6) Not more than 50% in value of its outstanding stock or ownership shares or certificates is owned, directly or indirectly, by five or fewer individuals, which the U.S. federal income tax law defines to include certain entities, during the last half of any taxable year;

(7) It elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status;

(8) It uses a calendar year for U.S. federal income tax purposes and complies with the recordkeeping requirements of the U.S. federal income tax laws; and

(9) It meets certain other qualifications, tests described below, regarding the sources of its income, the nature and diversification of its assets and the distribution of its income.

We must meet requirements 1 through 4, and 8 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. If we comply with certain requirements for ascertaining the beneficial ownership of our outstanding stock in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for that taxable year. For purposes of determining stock ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the U.S. federal income tax laws, and beneficiaries of such a trust will be treated as holding our stock in proportion to their actuarial interests in the trust for purposes of requirement 6. Our charter provides for restrictions regarding the ownership and transfer of our stock that should allow us to continue to satisfy these requirements. The provisions of the charter restricting the ownership and transfer of our stock are described in “Description of Stock — Restrictions on Ownership and Transfer.” We believe we have issued sufficient stock with enough diversity of ownership to satisfy requirements 5 and 6 set forth above. For purposes of requirement 8, we have adopted December 31 as our year end, and thereby satisfy this requirement.

Qualified REIT Subsidiaries. A “qualified REIT subsidiary” generally is a corporation, all of the stock of which is owned, directly or indirectly, by a REIT and that is not treated as a taxable REIT subsidiary. A corporation that is a “qualified REIT subsidiary” is treated as a division of the REIT that owns, directly or indirectly, all of its stock and not as a separate entity for U.S. federal income tax purposes. Thus, all assets, liabilities, and items of income, deduction, and credit of a “qualified REIT subsidiary” are treated as assets, liabilities, and items of income, deduction, and credit of the REIT that directly or indirectly owns the qualified REIT subsidiary. Consequently, in applying the REIT requirements described herein, the separate existence of any “qualified REIT subsidiary” that we own will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit.

Other Disregarded Entities and Partnerships. An unincorporated domestic entity, such as a partnership or limited liability company, that has a single owner, as determined under U.S. federal income tax law, generally is not treated as an entity separate from its owner for U.S. federal income tax purposes. We own various direct and indirect interests in entities that are classified as partnerships and limited liability companies for state law purposes. Nevertheless, many of these entities currently are not treated as entities separate from their owners for U.S. federal income tax purposes because such entities are treated as having a single owner for U.S. federal income tax purposes. Consequently, the assets and items of gross income of such entities will be treated as assets and items of gross income of their owners for U.S. federal income tax purposes.

An unincorporated domestic entity with two or more owners, as determined under the U.S. federal income tax laws, generally is treated as a partnership for U.S. federal income tax purposes. In the case of a REIT that is a partner in a partnership, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, our proportionate share of the assets and items of gross income of our operating partnership and any other partnership, joint venture, or limited liability company that is treated as a partnership for U.S. federal income tax purposes is treated as our assets and items of gross income for purposes of applying the various REIT qualification tests. For purposes of the 10% value test (described in “— Asset Tests”), our proportionate share is based on our proportionate interest in the equity interests and certain debt securities issued by a partnership. For all of the other asset and income tests, our proportionate share is based on our proportionate interest in the capital of the partnership.

Taxable REIT Subsidiaries. A REIT is permitted to own, directly or indirectly, up to 100% of the stock of one or more “taxable REIT subsidiaries.” The subsidiary and the REIT generally must jointly elect to treat the subsidiary as a taxable REIT subsidiary. A corporation of which a taxable REIT subsidiary directly or indirectly owns more than 35% of the voting power or value of the securities, however, is automatically treated as a taxable REIT subsidiary without an election. An entity will not qualify as a taxable REIT subsidiary, however, if it directly or indirectly operates or manages a lodging or health care facility or, generally, provides to another person under a franchise, license, or otherwise, rights to any brand name under which any lodging facility or health care facility is operated, unless such rights are provided to an “eligible independent contractor” to operate or manage a lodging facility or health care facility and such lodging facility or health care facility is either owned by the taxable REIT subsidiary or leased to the taxable REIT subsidiary by its parent REIT.

The separate existence of a taxable REIT subsidiary is not ignored for U.S. federal income tax purposes. A taxable REIT subsidiary is a fully taxable corporation that may earn income that would not be qualifying income for purposes of the gross income tests, as described below, if earned directly by the parent REIT. Accordingly, a taxable REIT subsidiary generally is subject to corporate income tax on its earnings, which may reduce the cash flow generated by us and our subsidiaries in the aggregate, and may reduce our ability to make distributions to our stockholders.

We are not treated as holding the assets of a taxable REIT subsidiary or as receiving any income that the taxable REIT subsidiary earns. Rather, the stock issued by a taxable REIT subsidiary to us is an asset in our hands, and we treat the distributions paid to us from such taxable REIT subsidiary, if any, as income. This treatment may affect our compliance with the gross income tests and asset tests. Because a REIT does not include the assets and income of taxable REIT subsidiaries in determining the REIT’s compliance with REIT requirements, such entities may be used by the REIT to undertake indirectly activities that the REIT requirements might otherwise preclude the REIT from doing directly or through a pass-through subsidiary (e.g., a partnership). If dividends are paid to us by one or more of our domestic taxable REIT subsidiaries we may own, then a portion of such dividends that we distribute to our stockholders who are taxed at individual rates generally will be eligible for taxation at preferential dividend income tax rates rather than at ordinary income rates (currently through 2012). See “— Annual Distribution Requirements” and “—Taxation of Taxable U.S. Stockholders — Distributions.”

A taxable REIT subsidiary pays U.S. federal income tax at corporate rates on its taxable income. Restrictions imposed on REITs and their taxable REIT subsidiaries are intended to ensure that taxable REIT subsidiaries will be subject to appropriate levels of U.S. federal income taxation. These restrictions limit the deductibility of interest paid or accrued by a taxable REIT subsidiary to its parent REIT and impose a 100% excise tax on transactions between a taxable REIT subsidiary and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis. Our taxable REIT subsidiaries may engage in activities that could jeopardize our REIT status if we engaged in the activities directly or through one or more of our pass-through subsidiaries. In particular, our taxable REIT subsidiaries generally would conduct third party services and other business activities that might give rise to income from prohibited transactions if such services or activities were conducted by us or through one or more of our pass-through subsidiaries. See description below under “— Gross Income Tests — Prohibited Transactions.”

Gross Income Tests

We must satisfy two gross income tests annually to maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary investment income. Qualifying income for purposes of that 75% gross income test generally includes:

•	rents from real property;

•	interest on debt secured by mortgages on real property or on interests in real property;

•	dividends or other distributions on, and gain from the sale of, stock or shares of beneficial interest in other REITs;

•	gain from the sale of real estate assets;

•	income and gain derived from foreclosure property; and

•

income derived from the temporary investment of new capital that is attributable to the issuance of our stock or a public offering of our debt with a maturity date of at least five years and that we receive during the one-year period beginning on the date on which we receive such new capital.

Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of stock or securities, or any combination of these.

Cancellation of indebtedness income and gross income from a sale of property that we hold primarily for sale to customers in the ordinary course of business will be excluded from gross income for purposes of the 75% and 95% gross income tests. In addition, any gains from “hedging transactions,” as defined in “— Hedging Transactions,” that are clearly and timely identified as such will be excluded from gross income for purposes of the 75% and 95% gross income tests. Finally, certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests.

The following paragraphs discuss the specific application of the gross income tests to us.

Rents from Real Property. Rent that we receive for the use of our real property will qualify as “rents from real property,” which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met:

First, the rent must not be based in whole or in part on the income or profits of any person. Participating rent, however, will qualify as “rents from real property” if it is based on percentages of receipts or sales and the percentages:

•	are fixed at the time the leases are entered into;

•	are not renegotiated during the term of the leases in a manner that has the effect of basing percentage rent on income or profits; and

•	conform with normal business practice.

More generally, the rent will not qualify as “rents from real property” if, considering the relevant lease and all the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the rent on income or profits. We intend to set and accept rents which are fixed dollar amounts or a fixed percentage of gross revenue, and not to any extent determined by reference to any person’s income or profits, in compliance with the rules above.

Second, we must not own, actually or constructively, 10% or more of the stock or the assets or net profits of any tenant, referred to as a “related-party tenant,” other than a taxable REIT subsidiary. The constructive ownership rules generally provide that, if 10% or more in value of our stock is owned, directly or indirectly, by or for any person, we are considered as owning the stock owned, directly or indirectly, by or for such person. We do not own any stock or any assets or net profits of any tenant directly. However, because the constructive ownership rules are broad and it is not possible to monitor direct and indirect transfers of our stock continually, no absolute assurance can be given that such transfers or other events of which we have no knowledge will not cause us to own constructively 10% or more of a tenant (or a subtenant, in which case only rent attributable to the subtenant is disqualified) other than a taxable REIT subsidiary at some future date.

Under an exception to the related-party tenant rule described in the preceding paragraph, rent that we receive from a taxable REIT subsidiary will qualify as “rents from real property” as long as (1) at least 90% of the leased space in the property is leased to persons other than taxable REIT subsidiaries and related-party tenants, and (2) the amount paid by the taxable REIT subsidiary to rent space at the property is substantially comparable to rents paid by other tenants of the property for comparable space. The “substantially comparable” requirement must be satisfied when the lease is entered into, when it is extended, and when the lease is modified, if the modification increases the rent paid by the taxable REIT subsidiary. If the requirement that at least 90% of the leased space in the related property is rented to unrelated tenants is met when a lease is entered into, extended, or modified, such requirement will continue to be met as long as there is no increase in the space leased to any taxable REIT subsidiary or related-party tenant. Any increased rent attributable to a modification of a lease with a taxable REIT subsidiary in which we own directly or indirectly more than 50% of the voting power or value of the stock (a “controlled taxable REIT subsidiary”) will not be treated as “rents from real property.”

Third, we must not furnish or render noncustomary services, other than a de minimis amount of noncustomary services, as described below, to the tenants of our properties, or manage or operate our properties, other than through an independent contractor who is adequately compensated and from whom we do not derive or receive any income. However, we need not provide services through an “independent contractor,” but instead may provide services directly to our tenants, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “noncustomary” services to the tenants of a property, other than through an independent contractor, as long as our income from the services (valued at not less than 150% of our direct cost for performing such services) does not exceed 1% of our income from the related property. Finally, we may own up to 100% of the stock of one or more taxable REIT subsidiaries, which may provide noncustomary services to our tenants without our rents from the related properties being treated as nonqualifying income for purposes of the 75% and 95% gross income tests. We do not intend to perform any services other than customary ones for our tenants, unless such services are provided through independent contractors or taxable REIT subsidiaries.

If the rent from a lease of property does not qualify as “rents from real property” because (1) the rent is based on the net income or profits of the tenant, (2) the lessee is a related-party tenant or fails to qualify for the exception to the related-party tenant rule for qualifying taxable REIT subsidiaries, or (3) we furnish noncustomary services to the tenants of the property, or manage or operate the property, other than through a qualifying independent contractor or a taxable REIT subsidiary, that are in excess of 1% of our income from the related property, none of the rent from the property would qualify as “rents from real property.” In any of these circumstances, we could lose our REIT status, unless we qualified for certain statutory relief provisions, because we might be unable to satisfy either the 75% or 95% gross income test.

Tenants may be required to pay, in addition to base rent, reimbursements for certain amounts we are obligated to pay to third parties (such as a lessee’s proportionate share of a property’s operational or capital expenses), penalties for nonpayment or late payment of rent or additions to rent. These and other similar payments should qualify as “rents from real property.” To the extent they do not, they should be treated as interest that qualifies for the 95% gross income test.

In addition, rent attributable to any personal property leased in connection with a lease of real property will not qualify as “rents from real property” if the rent attributable to such personal property exceeds 15% of the total rent received under the lease. The rent attributable to personal property under a lease is the amount that bears the same ratio to total rent under the lease for the taxable year as the average of the fair market values of the leased personal property at the beginning and at the end of the taxable year bears to the average of the aggregate fair market values of both the real and personal property covered by the lease at the beginning and at the end of such taxable year, or the personal property ratio. If a portion of the rent that we receive from a property does not qualify as “rents from real property” because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, the portion of the rent that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. Thus, if such rent attributable to personal property, plus any other income that is nonqualifying income for purposes of the 95% gross income test, during a taxable year exceeds 5% of our gross income during the year, we would lose our REIT status, unless we qualified for certain statutory relief provisions. With respect to each of our leases, we believe that the personal property ratio generally is less than 15%. Where that is not, or may in the future not be, the case, we believe that any income attributable to personal property will not jeopardize our ability to maintain our qualification as a REIT. There can be no assurance, however, that the IRS would not challenge our calculation of a personal property ratio, or that a court would not agree with our assertion. If such a challenge were successfully asserted, we could fail to satisfy the 75% or 95% gross income test and thus potentially lose our REIT status.

Interest. For purposes of the 75% and 95% gross income tests, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely because it is based on a fixed percentage or percentages of receipts or sales. Furthermore, to the extent that interest from a loan that is based on the profit or net cash proceeds from the sale of the property securing the loan constitutes a “shared appreciation provision,” income attributable to such participation feature will be treated as gain from the sale of the secured property.

Dividends. Our share of any dividends received from any corporation (including any taxable REIT subsidiary, but excluding any REIT or qualified REIT subsidiary) in which we own an equity interest will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. Our share of any dividends received from any other REIT in which we own an equity interest will be qualifying income for purposes of both gross income tests. Any dividends received by us from a qualified REIT subsidiary will be excluded from gross income for purposes of the 75% and 95% gross income tests.

Prohibited Transactions. A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business, and net income derived from such prohibited transactions is excluded from gross income solely for purposes of the 75% and 95% gross income tests. We believe that none of our assets are held primarily for sale to customers and that a sale of any of our assets will not be in the ordinary course of our business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances that exist from time to time, including those related to a particular asset. A safe harbor to the characterization of the sale of property by a REIT as a prohibited transaction and the 100% prohibited transaction tax is available if the following requirements are met:

•	the REIT has held the property for not less than two years;

•

the aggregate expenditures made by the REIT, or any partner of the REIT, during the two-year period preceding the date of the sale that are includable in the basis of the property do not exceed 30% of the selling price of the property;

•

either (1) during the year in question, the REIT did not make more than seven property sales other than sales of foreclosure property or sales to which Section 1033 of the Code applies, (2) the aggregate adjusted bases of all such properties sold by the REIT during the year did not exceed 10% of the aggregate bases of all of the assets of the REIT at the beginning of the year or (3) the aggregate fair market value of all such properties sold by the REIT during the year did not exceed 10% of the aggregate fair market value of all of the assets of the REIT at the beginning of the year;

•	in the case of property not acquired through foreclosure or lease termination, the REIT has held the property for at least two years for the production of rental income; and

•

if the REIT has made more than seven property sales (excluding sales of foreclosure property) during the taxable year, substantially all of the marketing and development expenditures with respect to the property were made through an independent contractor from whom the REIT derives no income.

We will attempt to comply with the terms of the safe-harbor provisions in the U.S. federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot assure you, however, that we can comply with the safe-harbor provisions or that we will avoid owning property that may be characterized as property held “primarily for sale to customers in the ordinary course of a trade or business.” We may hold and dispose of certain properties through a taxable REIT subsidiary if we conclude that the sale or other disposition of such property may not fall within the safe-harbor provisions. The 100% tax will not apply to gains from the sale of property that is held through a taxable REIT subsidiary or other taxable corporation, although such income will be taxed to the taxable REIT subsidiary or other taxable corporation at federal corporate income tax rates.

Foreclosure Property. We will be subject to tax at the maximum corporate rate on any income from foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify under the 75% and 95% gross income tests. “Foreclosure property” is any real property, including interests in real property, and any personal property incident to such real property:

•

that is acquired by a REIT as the result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

•	for which the related loan or leased property was acquired by the REIT at a time when the default was not imminent or anticipated; and

•	for which the REIT makes a proper election to treat the property as foreclosure property.

A REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property (or longer if an extension is granted by the Secretary of the U.S. Treasury). This period (as extended, if applicable) terminates, and foreclosure property ceases to be foreclosure property on the first day:

•

on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

•

on which any construction takes place on the property, other than completion of a building, or any other improvement, where more than 10% of the construction was completed before default became imminent; or

•

which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

Hedging Transactions. From time to time, we or our subsidiaries may enter into hedging transactions with respect to one or more of our or our subsidiaries’ assets or liabilities. Our or our subsidiaries’ hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts. Income and gain from “hedging transactions” will be excluded from gross income for purposes of both the 75% and 95% gross income tests. A “hedging transaction” means either (1) any transaction entered into in the normal course of our or our subsidiaries’ trade or business primarily to manage the risk of interest rate, price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets or (2) any transaction entered into primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income test (or any property which generates such income or gain). We are required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated, or entered into and to satisfy other identification requirements. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT; however, no assurance can be given that our hedging activities will give rise to income that qualifies for purposes of either or both of the gross income tests.

Failure to Satisfy Gross Income Tests. We intend to monitor our sources of income, including any non-qualifying income received by us, and manage our assets so as to ensure our compliance with the gross income tests. If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may maintain our qualification as a REIT for that year if we qualify for relief under certain provisions of the U.S. federal income tax laws. Those relief provisions are available if:

•	our failure to meet the applicable test is due to reasonable cause and not to willful neglect; and

•	following such failure for any taxable year, we file a schedule of the sources of our income with the IRS in accordance with the Treasury Regulations.

We cannot predict, however, whether any failure to meet these tests will qualify for the relief provisions. In addition, as discussed above in “— Taxation of Our Company,” even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of (1) the amount by which we fail the 75% gross income test, or (2) the amount by which we fail the 95% gross income test, multiplied, in either case, by a fraction intended to reflect our profitability.

Asset Tests

To maintain our qualification as a REIT, we also must satisfy the following asset tests at the end of each quarter of each taxable year.

First, at least 75% of the value of our total assets, or the “75% asset test,” must consist of:

•	cash or cash items, including certain receivables;

•	government securities;

•	interests in real property, including leaseholds and options to acquire real property and leaseholds;

•	interests in mortgage loans secured by real property;

•	stock in other REITs; and

•

investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or public offerings of debt with at least a five-year term.

Second, of our assets that are not qualifying assets for purposes of the 75% asset test described above, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets, or the “5% asset test.”

Third, of our assets that are not qualifying assets for purposes of the 75% asset test described above, we may not own more than 10% of the voting power of any one issuer’s outstanding securities, or the “10% vote test,” or more than 10% of the value of any one issuer’s outstanding securities, or the “10% value test.”

Fourth, no more than 25% of the value of our total assets may consist of the securities of one or more taxable REIT subsidiaries.

Fifth, no more than 25% of the value of our total assets may consist of the securities of taxable REIT subsidiaries and other taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test.

For purposes of the 5% asset test, the 10% vote test and the 10% value test, the term “securities” does not include stock in another REIT, equity or debt securities of a qualified REIT subsidiary or taxable REIT subsidiary, mortgage loans that constitute real estate assets, or equity interests in an entity taxed as a partnership. The term “securities,” however, generally includes debt securities issued by an entity taxed as a partnership or another REIT, except that for purposes of the 10% value test, the term “securities” does not include:

•

“Straight debt” securities, which is defined as a written unconditional promise to pay on demand or on a specified date a sum certain in money if (1) the debt is not convertible, directly or indirectly, into equity, and (2) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors. “Straight debt” securities do not include any securities issued by an entity taxed as a partnership or a corporation in which we or any controlled taxable REIT subsidiary hold non-“straight debt” securities that have an aggregate value of more than 1% of the issuer’s outstanding securities. However, “straight debt” securities include debt subject to the following contingencies:

•

a contingency relating to the time of payment of interest or principal, as long as either (1) there is no change to the effective yield of the debt obligation, other than a change to the annual yield that does not exceed the greater of 0.25% or 5% of the annual yield, or (2) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt obligations held by us exceeds $1 million and no more than 12 months of unaccrued interest on the debt obligations can be required to be prepaid; and

•	a contingency relating to the time or amount of payment on a default or prepayment of a debt obligation, as long as the contingency is consistent with customary commercial practice.

•	Any loan to an individual or an estate.

•	Any “section 467 rental agreement,” other than an agreement with a related-party tenant.

•	Any obligation to pay “rents from real property.”

•	Certain securities issued by governmental entities.

•	Any security issued by a REIT.

•

Any debt instrument issued by an entity treated as a partnership for U.S. federal income tax purposes in which we are an owner to the extent of our proportionate interest in the debt and equity securities of the entity.

•

Any debt instrument issued by an entity treated as a partnership for U.S. federal income tax purposes not described in the preceding bullet points if at least 75% of the entity’s gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test described above in “— Gross Income Tests.”

For purposes of the 10% value test, our proportionate share of the assets of an entity taxed as a partnership is our proportionate interest in any securities issued by such entity, without regard to the securities described in the preceding two bullet points above.

We believe that the assets that we hold satisfy the foregoing asset test requirements. However, we will not obtain, nor are we required to obtain under the U.S. federal income tax laws, independent appraisals to support our conclusions as to the value of our assets and securities. Moreover, the values of some assets may not be susceptible to a precise determination. As a result, there can be no assurance that the IRS will not contend that our ownership of securities and other assets violates one or more of the asset tests applicable to REITs.

Failure to Satisfy Asset Tests. We will monitor the status of our assets for purposes of the various asset tests and will manage our portfolio in order to comply at all times with such tests. Nevertheless, if we fail to satisfy the asset tests at the end of a calendar quarter, we would not lose our REIT status if:

•	we satisfied the asset tests at the end of the preceding calendar quarter; and

•

the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

If we did not satisfy the condition described in the second bullet point immediately above, we still could avoid REIT disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which the discrepancy arose.

In the event that we violate the 5% asset test, the 10% vote test or the 10% value test described above, we will not lose our REIT status if (1) the failure is de minimis (up to the lesser of 1% of our assets or $10 million) and (2) we dispose of assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure. In the event of a failure of any of such asset tests other than a de minimis failure, as described in the preceding sentence, we will not lose our REIT status if (1) the failure was due to reasonable cause and not to willful neglect, (2) we file a description of each asset causing the failure with the IRS, (3) we dispose of assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify the failure, and (4) we pay a tax equal to the greater of $50,000 or 35% of the net income from the nonqualifying assets during the period in which we failed to satisfy the asset tests.

Annual Distribution Requirements

Each taxable year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our stockholders in an aggregate amount at least equal to:

•	the sum of

•	90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and our net capital gain or loss, and

•	90% of our after-tax net income, if any, from foreclosure property, minus

•	the sum of certain items of non-cash income.

Generally, we must pay such distributions in the taxable year to which they relate, or in the following taxable year if either (1) we declare the distribution before we timely file our U.S. federal income tax return for the year and pay the distribution on or before the first regular dividend payment date after such declaration or (2) we declare the distribution in October, November, or December of the taxable year, payable to stockholders of record on a specified day in any such month, and we actually pay the dividend before the end of January of the following year. In both instances, these distributions relate to our prior taxable year for purposes of the annual distribution requirement.

We will pay U.S. federal income tax on taxable income, including net capital gain, that we do not distribute to our stockholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January of the following calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

•	85% of our REIT ordinary income for the year,

•	95% of our REIT capital gain income for the year, and

•	any undistributed taxable income from prior years,

we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distributed.

We may elect to retain and pay U.S. federal income tax on the net long-term capital gain that we receive in a taxable year. If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% nondeductible excise tax described above. We intend to make timely distributions sufficient to satisfy the annual distribution requirement and to minimize corporate income tax and avoid the 4% nondeductible excise tax.

In addition, if we were to recognize “built-in gain” on the disposition of any assets acquired from a C corporation in a transaction in which our basis in the assets was determined by reference to the C corporation’s basis (for instance, if the assets were acquired in a tax-free reorganization), we would be required to distribute at least 90% of the built-in-gain net of the tax we would pay on such gain. “Built-in gain” is the excess of (1) the fair market value of the asset (measured at the time of acquisition) over (2) the basis of the asset (measured at the time of acquisition).

It is possible that, from time to time, we may experience timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. Further, it is possible that, from time to time, we may be allocated a share of net capital gain from a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) in which we own an interest that is attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. As a result of the foregoing, we may have less cash than is necessary to make distributions to our stockholders that are sufficient to avoid corporate income tax and the 4% nondeductible excise tax imposed on certain undistributed income or even to meet the annual distribution requirement. In such a situation, we may need to borrow funds or issue additional stock or, if possible, pay dividends consisting, in whole or in part, of our stock or debt securities.

In order for distributions to be counted as satisfying the annual distribution requirement for REITs, and to provide us with a REIT-level tax deduction, the distributions must not be “preferential dividends.” A distribution is not a preferential dividend if the distribution is (1) pro rata among all outstanding shares within a particular class, and (2) in accordance with the preferences among different classes of stock as set forth in our organizational documents.

Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the IRS based on the amount of any deduction we take for deficiency dividends.

Recordkeeping Requirements

We must maintain certain records in order to maintain our qualification as a REIT. To avoid paying monetary penalties, we must demand, on an annual basis, information from certain of our stockholders designed to disclose the actual ownership of our outstanding stock, and we must maintain a list of those persons failing or refusing to comply with such demand as part of our records. A stockholder that fails or refuses to comply with such demand is required by the Treasury Regulations to submit a statement with its tax return disclosing the actual ownership of our stock and other information. We intend to comply with these recordkeeping requirements.

Failure to Qualify as a REIT

If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. In addition, there are statutory relief provisions for a failure of the gross income tests and asset tests, as described in “— Gross Income Tests” and “— Asset Tests.”

If we were to fail to maintain our qualification as a REIT in any taxable year, and no relief provision applied, we would be subject to U.S. federal income tax on our taxable income at federal corporate income tax rates and any applicable alternative minimum tax. In calculating our taxable income for a year in which we failed to maintain our qualification as a REIT, we would not be able to deduct amounts distributed to our stockholders, and we would not be required to distribute any amounts to stockholders for that year. In such event, to the extent of our current and accumulated earnings and profits, distributions to stockholders generally would be taxable to our stockholders as ordinary income. Subject to certain limitations of the U.S. federal income tax laws, corporate stockholders may be eligible for the dividends received deduction, and stockholders taxed at individual rates may be eligible for a reduced U.S. federal income tax rate (15% through 2012) on such dividends. Unless we qualified for relief under the statutory relief provisions described in the preceding paragraph, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to maintain our qualification as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.

Taxation of Taxable U.S. Stockholders

For purposes of our discussion, the term “U.S. stockholder” means a holder of our common stock that, for U.S. federal income tax purposes, is:

•	a citizen or resident of the United States;

•

a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any of its states or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

If a partnership, entity or arrangement treated as a partnership for U.S. federal income tax purposes (a “partnership”) holds our common stock, the U.S. federal income tax treatment of an owner of the partnership generally will depend on the status of the owner and the activities of the partnership. If you are an owner of a partnership holding our common stock, you should consult your tax advisor regarding the consequences of the ownership and disposition of our common stock by the partnership.

Distributions. As long as we maintain our qualification as a REIT, distributions made out of our current and accumulated earnings and profits that we do not designate as capital gain dividends or retained long-term capital gains will be dividend income to taxable U.S. stockholders. In determining the extent to which a distribution with respect to our stock constitutes a dividend for U.S. federal income tax purposes, our earnings and profits will be allocated first to distributions with respect to our preferred stock, if any, and then to our common stock. A corporate U.S. stockholder will not qualify for the dividends-received deduction generally available to corporations. Dividends paid to a U.S. stockholder generally will not qualify for the tax rates applicable to “qualified dividend income.” Legislation enacted in 2003, 2006 and 2010 reduced the maximum tax rate for qualified dividend income to 15% for tax years 2003 through 2012. Without future Congressional action, the maximum tax rate on qualified dividend income will increase to 39.6% in 2013. Qualified dividend income generally includes dividends paid by domestic C corporations and certain qualified foreign corporations to U.S. stockholders that are taxed at individual rates. Because we are not generally subject to U.S. federal income tax on the portion of our REIT taxable income that we distribute to our stockholders, our dividends generally will not constitute qualified dividend income. As a result, our REIT dividends generally will be taxed at the higher tax rates applicable to ordinary income. The highest marginal individual income tax rate on ordinary income is 35% through 2012. Without future Congressional action, the maximum individual income tax rate on ordinary income will increase to 39.6% in 2013. The U.S. federal income tax rates applicable to qualified dividend income generally will apply, however, to our ordinary REIT dividends, if any, that are (1) attributable to qualified dividends received by us prior to 2013 from non-REIT corporations, such as any taxable REIT subsidiaries, or (2) attributable to income recognized by us prior to 2013 and on which we have paid federal corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income). In general, to qualify for the reduced U.S. federal income tax rate on qualified dividend income under such circumstances, a U.S. stockholder must hold our stock for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which our stock becomes ex-dividend. In addition, certain individuals, estates and trusts will be subject to a 3.8% Medicare tax on dividend income recognized after 2012.

Any distribution we declare in October, November, or December of any year that is payable to a U.S. stockholder of record on a specified date in any of those months will be treated as paid by us and received by the U.S. stockholder on December 31 of that year, provided that we actually pay the distribution during January of the following calendar year.

Distributions to a U.S. stockholder which we designate as capital gain dividends generally will be treated as long-term capital gain, without regard to the period for which the U.S. stockholder has held our stock. See “— Capital Gains and Losses” below. A corporate U.S. stockholder may be required to treat up to 20% of certain capital gain dividends as ordinary income.

We may elect to retain and pay federal corporate income tax on the net long-term capital gain that we receive in a taxable year. In that case, to the extent that we designate such amount in a timely notice to our stockholders, a U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain. The U.S. stockholder would receive a credit or refund for its proportionate share of the federal corporate income tax we paid. The U.S. stockholder would increase its basis in our common stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the federal corporate income tax we paid.

A U.S. stockholder will not incur U.S. federal income tax on a distribution in excess of our current and accumulated earnings and profits if the distribution does not exceed the U.S. stockholder’s adjusted basis in our common stock. Instead, the distribution will reduce the U.S. stockholder’s adjusted basis in our common stock, and any amount in excess of both its share of our current and accumulated earnings and profits and its adjusted basis will be treated as capital gain, long-term if the stock has been held for more than one year, provided the stock is a capital asset in the hands of the U.S. stockholder.

U.S. stockholders may not include in their individual U.S. federal income tax returns any of our net operating losses or capital losses. Instead, these losses are generally carried over by us for potential offset against our future income. Taxable distributions from us and gain from the disposition of our common stock will not be treated as passive activity income; and, therefore, U.S. stockholders generally will not be able to apply any “passive activity losses,” such as, for example, losses from certain types of limited partnerships in which the U.S. stockholder is a limited partner, against such income. In addition, taxable distributions from us and gain from the disposition of our common stock generally will be treated as investment income for purposes of the investment interest limitations. We will notify U.S. stockholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

Dispositions. A U.S. stockholder who is not a dealer in securities generally must treat any gain or loss realized on a taxable disposition of our common stock as long-term capital gain or loss if the U.S. stockholder has held such stock for more than one year, and otherwise as short-term capital gain or loss. In general, a U.S. stockholder will realize gain or loss in an amount equal to the difference between (1) the sum of the fair market value of any property and the amount of cash received in such disposition and (2) the U.S. stockholder’s adjusted tax basis in such stock. A U.S. stockholder’s adjusted tax basis in our stock generally will equal the U.S. stockholder’s acquisition cost, increased by the excess of undistributed net capital gains deemed distributed to the U.S. stockholder over the federal corporate income tax deemed paid by the U.S. stockholder on such gains and reduced by any returns of capital. However, a U.S. stockholder must treat any loss on a sale or exchange of our common stock held by such stockholder for six months or less as a long-term capital loss to the extent of capital gain dividends and any other actual or deemed distributions from us that such U.S. stockholder treats as long-term capital gain. All or a portion of any loss that a U.S. stockholder realizes on a taxable disposition of shares of our common stock may be disallowed if the U.S. stockholder purchases other shares of our common stock within 30 days before or after the disposition. In addition, certain individuals, estates and trusts will be subject to a 3.8% Medicare tax on capital gains recognized after 2012.

Capital Gains and Losses. The tax-rate differential between long-term capital gain and ordinary income for non-corporate taxpayers may be significant. A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate currently is 35% (which rate, absent Congressional action, will increase to 39.6% in 2013). The maximum tax rate on long-term capital gain applicable to U.S. stockholders taxed at individual rates currently is 15% (which rate, absent Congressional action, will increase to 20% in 2013). The maximum tax rate on long-term capital gain from the sale or exchange of “section 1250 property” (i.e., generally, depreciable real property) is 25% to the extent the gain would have been treated as ordinary income if the property were “section 1245 property” (i.e., generally, depreciable personal property). We generally may designate whether a distribution that we designate as capital gain dividends (and any retained capital gain that we are deemed to distribute) is attributable to the sale or exchange of “section 1250 property.” The characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at federal corporate income tax rates, whether or not such gains are classified as long-term capital gains. A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses carried back three years and forward five years.

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts and annuities, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their “unrelated business taxable income,” or UBTI. Although many investments in real estate generate UBTI, the IRS has issued a ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute UBTI so long as the exempt employee pension trust does not otherwise use the stock or shares of beneficial interest of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts that we distribute to tax-exempt stockholders generally should not constitute UBTI. However, if a tax-exempt stockholder were to finance its acquisition of our common stock with debt, a portion of the income that it received from us would constitute UBTI pursuant to the “debt-financed property” rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under special provisions of the U.S. federal income tax laws are subject to different UBTI rules, which generally will require them to characterize distributions that they receive from us as UBTI.

Finally, in certain circumstances, a qualified employee pension or profit-sharing trust that owns more than 10% of the value of our stock must treat a percentage of the dividends that it receives from us as UBTI. Such percentage is equal to the gross income that we derive from unrelated trades or businesses, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. Such rule applies to a pension trust holding more than 10% of the value of our stock only if:

•	we are classified as a “pension-held REIT”; and

•

the amount of gross income that we derive from unrelated trades or businesses for the year in which we pay the dividends, determined as if we were a pension trust, is at least 5% of our total gross income for such year.

We are classified as a “pension-held REIT” if:

•

we maintain our qualification as a REIT by reason of the modification of the rule requiring that no more than 50% of our stock be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding our stock in proportion to their actuarial interests in the pension trust; and

•	either:

•	one pension trust owns more than 25% of the value of our stock; or

•	a group of pension trusts, of which each pension trust holds more than 10% of the value of our stock, collectively owns more than 50% of the value of our stock.

Because a substantial percentage of the value of our stock currently is held by a small number of pension trusts, we currently are classified as a “pension-held REIT” and anticipate that we will continue to be classified as a “pension-held REIT” upon the completion of this offering. Consequently, prospective stockholders that are qualified employee pension or profit-sharing trusts should consult their own tax advisors regarding the effect of our status as a “pension-held REIT.”

Taxation of Non-U.S. Stockholders

For purposes of our discussion, the term “non-U.S. stockholder” means a holder of our common stock that is not a U.S. stockholder, a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) or a tax-exempt stockholder. The rules governing U.S. federal income taxation of non-U.S. stockholders, including nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders, are complex. This section is only a summary of certain of those rules.

We urge non-U.S. stockholders to consult their own tax advisors to determine the impact of federal, state, local and foreign income tax laws on the acquisition, ownership and disposition of our common stock, including any reporting requirements.

Distributions. A non-U.S. stockholder that receives a distribution that is not attributable to gain from our sale or exchange of a “United States real property interest,” or a USRPI (discussed below), and that we do not designate as a capital gain dividend or retained long-term capital gain will recognize ordinary income to the extent that we pay such distribution out of our current and accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply unless an applicable tax treaty reduces or eliminates the tax. A non-U.S. stockholder generally will be subject to U.S. federal income tax at graduated rates, however, on any distribution treated as effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, in the same manner as U.S. stockholders are taxed on distributions. A corporate non-U.S. stockholder may, in addition, be subject to the 30% branch profits tax with respect to any such distribution. We plan to withhold U.S. federal income tax at the rate of 30% on the gross amount of any distribution paid to a non-U.S. stockholder unless either:

•	a lower treaty rate applies and the non-U.S. stockholder submits an IRS Form W-8BEN to us evidencing eligibility for that reduced rate;

•	the non-U.S. stockholder submits an IRS Form W-8ECI to us claiming that the distribution is effectively connected income; or

•	the distribution is treated as attributable to a sale of a USRPI under FIRPTA (discussed below).

A non-U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of such distribution does not exceed such non-U.S. stockholder’s adjusted basis in our common stock. Instead, the excess portion of such distribution will reduce the non-U.S. stockholder’s adjusted basis in our common stock. A non-U.S. stockholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the non-U.S. stockholder’s adjusted basis in our common stock, if the non-U.S. stockholder otherwise would be subject to tax on gain from the sale or disposition of our common stock, as described below. See “— Dispositions” below. Under FIRPTA (discussed below), we may be required to withhold 10% of any distribution that exceeds our current and accumulated earnings and profits. Although we intend to withhold at a rate of 30% on the entire amount of any distribution (other than a distribution attributable to a sale of a USRPI), to the extent that we do not do so, we may withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%. Because we generally cannot determine at the time we make a distribution whether the distribution will exceed our current and accumulated earnings and profits, we may withhold tax on the entire amount of any distribution. However, a non-U.S. stockholder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

For any year in which we maintain our qualification as a REIT, the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA, may apply to our sale or exchange of a USRPI. A USRPI includes certain interests in real property and stock in corporations at least 50% of whose assets consist of interests in real property. Under FIRPTA, a non-U.S. stockholder is taxed on distributions attributable to gain from sales of USRPIs as if such gain were effectively connected with the conduct of a U.S. trade or business of the non-U.S. stockholder. A non-U.S. stockholder thus would be taxed on such a distribution at the normal capital gains rates applicable to U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate stockholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution.

If shares of our common stock are regularly traded on an established securities market in the United States, capital gain distributions to a non-U.S. stockholder in respect of our common stock that are attributable to our sale of real property will be treated as ordinary dividends rather than as gain from the sale of a USRPI, as long as such non-U.S. stockholder did not own more than 5% of our outstanding common stock any time during the one-year period preceding the distribution. As a result, non-U.S. stockholders owning 5% or less of our common stock generally will not be subject to FIRPTA withholding or reporting with respect to such distributions, and will not be required to pay branch profits tax. Instead, these distributions will be subject to U.S. federal income tax and withholding as ordinary dividends, currently at a 30% tax rate, unless reduced by applicable treaty. We expect that our common stock will be regularly traded on an established securities market in the United States following this offering. If our common stock is not regularly traded on an established securities market in the United States or if a non-U.S. stockholder owned more than 5% of our outstanding common stock any time during the one-year period preceding the distribution, capital gain distributions to such non-U.S. stockholder in respect of such common stock that are attributable to our sales of USRPIs would be subject to tax under FIRPTA, as described in the preceding paragraph.

If a distribution is subject to FIRPTA, we must withhold 35% of such distribution that we could designate as a capital gain dividend. A non-U.S. stockholder may receive a credit against its tax liability for the amount that we withhold. Moreover, if a non-U.S. stockholder disposes of our common stock during the 30-day period preceding a dividend payment, and such non-U.S. stockholder (or a person related to such non-U.S. stockholder) acquires or enters into a contract or option to acquire our stock within 61 days of the first day of the 30-day period described above, and any portion of such dividend payment would, but for the disposition, be treated as a USRPI capital gain to such non-U.S. stockholder, then such non-U.S. stockholder will be treated as having USRPI capital gain in an amount that, but for the disposition, would have been treated as USRPI capital gain.

Dispositions. Non-U.S. stockholders may incur tax under FIRPTA with respect to gain realized on a disposition of our common stock since it is expected, based on our business plan, our common stock will constitute a USRPI unless one of the applicable exceptions, as described below, applies. Any gain subject to tax under FIRPTA will be treated in the same manner as it would be in the hands of U.S. stockholders subject to alternative minimum tax, but under a special alternative minimum tax in the case of nonresident alien individuals.

Non-U.S. stockholders generally will not incur tax under FIRPTA with respect to gain on a sale of our common stock, however, as long as, at all times during a specified testing period, we are domestically controlled, i.e., non-U.S. persons hold, directly or indirectly, less than 50% in value of our outstanding stock. We cannot assure you that we will be domestically controlled. In addition, even if we are not domestically controlled, a non-U.S. stockholder that owned, actually or constructively, 5% or less of our outstanding common stock at all times during a specified testing period will not incur tax under FIRPTA on gain from a sale of our common stock if our common stock is regularly traded on an established securities market. Because we expect that our common stock will be regularly traded on an established securities market following this offering, we expect that a non-U.S. stockholder that has not owned more than 5% of our common stock at any time during the five-year period prior to such sale will not incur tax under FIRPTA on gain from a sale of our common stock. A non-U.S. stockholder generally will incur tax on gain from a disposition of our common stock not subject to FIRPTA if:

•

the gain is effectively connected with the conduct of the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain; or

•

the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. stockholder will incur a 30% tax on its capital gains.

Information Reporting Requirements, Backup Withholding and Certain Other Required Withholding

We will report to our stockholders and to the IRS the amount of distributions that we pay during each calendar year, and the amount of tax that we withhold, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding (at a rate of 28% through 2012 and 31% thereafter, absent Congressional action) with respect to distributions unless the stockholder:

•	is a corporation or qualifies for certain other exempt categories and, when required, demonstrates this fact; or

•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A stockholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder’s U.S. federal income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to us.

Backup withholding generally will not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. stockholder provided that such non-U.S. stockholder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as providing a valid IRS Form W-8BEN or W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a “U.S. person” that is not an exempt recipient. Payments of the proceeds from a disposition or a redemption of our common stock that occurs outside the U.S. by a non-U.S. stockholder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) generally will apply to such a payment if the broker has certain connections with the U.S. unless the broker has documentary evidence in its records that demonstrates that the beneficial owner is a non-U.S. stockholder and specified conditions are met or an exemption is otherwise established. Payment of the proceeds from a disposition of our stock by a non-U.S. stockholder made by or through the U.S. office of a broker generally is subject to information reporting and backup withholding unless the non-U.S. stockholder certifies under penalties of perjury that it is not a U.S. person and satisfies certain other requirements, or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the stockholder’s U.S. federal income tax liability if certain required information is furnished to the IRS. Stockholders should consult their own tax advisors regarding application of backup withholding to them and the availability of, and procedure for obtaining an exemption from, backup withholding.

For taxable years beginning after December 31, 2013, if certain disclosure requirements related to U.S. accounts or ownership are not satisfied, a federal withholding tax at a 30% rate will be imposed on dividends received by (i) U.S. stockholders that own their common stock through foreign accounts or foreign intermediaries and (ii) certain non-U.S. stockholders. In addition, for taxable years beginning after December 31, 2016, if certain disclosure requirements related to U.S. accounts or ownership are not satisfied, a federal withholding tax at a 30% rate will be imposed on proceeds of sale in respect of our common stock received by (1) U.S. stockholders that own their common stock through foreign accounts or foreign intermediaries and (2) certain non-U.S. stockholders. If payment of withholding taxes is required, non-U.S. stockholders that are otherwise eligible for an exemption from, or reduction of, federal withholding taxes with respect to such dividends and proceeds will be required to seek a refund from the IRS to obtain the benefit of such exemption or reduction. We will not pay any additional amounts in respect of any amounts withheld.

Tax Aspects of Our Investments in Our Operating Partnership and Other Subsidiary Partnerships.

The following discussion summarizes the material U.S. federal income tax considerations that are applicable to our indirect investment in our operating partnership and our other subsidiaries that are treated as partnerships for U.S. federal income tax purposes, each individually referred to as a “Partnership” and, collectively, as the “Partnerships.” The following discussion does not address state or local tax laws or any federal tax laws other than income tax laws.

Classification as Partnerships

We are required to include in our income our distributive share of each Partnership’s income and to deduct our distributive share of each Partnership’s losses but only if such Partnership is classified for U.S. federal income tax purposes as a partnership, rather than as a corporation or an association taxable as a corporation. An unincorporated entity with at least two owners or members, as determined for U.S. federal income tax purposes, will be classified as a partnership, rather than as a corporation, for U.S. federal income tax purposes if it:

•	is treated as a partnership under the Treasury Regulations relating to entity classification, or the “check-the-box regulations;” and

•	is not a “publicly traded partnership.”

Under the check-the-box regulations, an unincorporated entity with at least two owners or members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity does not make an election, it generally will be treated as a partnership for U.S. federal income tax purposes.

A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. A publicly traded partnership generally is treated as a corporation for U.S. federal income tax purposes, but will not be so treated if, for each taxable year beginning after December 31, 1987 in which it was classified as a publicly traded partnership, at least 90% of the partnership’s gross income consisted of specified passive income, including real property rents, gains from the sale or other disposition of real property, interest, and dividends, or the “90% passive income exception.” The Treasury Regulations provide limited safe harbors from treatment as a publicly traded partnership. Pursuant to one of those safe harbors, interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (1) all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act of 1933, as amended, and (2) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. In determining the number of partners in a partnership, a person owning an interest in a partnership, grantor trust, or S corporation that owns an interest in the partnership is treated as a partner in such partnership only if (1) substantially all of the value of the owner’s interest in the entity is attributable to the entity’s direct or indirect interest in the partnership and (2) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation. If any Partnership does not qualify for any safe harbor and is treated as a publicly traded partnership, we believe that such Partnership would have sufficient qualifying income to satisfy the 90% passive income exception and, therefore, would not be treated as a corporation for U.S. federal income tax purposes.

We have not requested, and do not intend to request, a ruling from the IRS that any of the Partnerships is or will be classified as a partnership for U.S. federal income tax purposes. If, for any reason, a Partnership were taxable as a corporation, rather than as a partnership, for U.S. federal income tax purposes, we may not be able to maintain our qualification as a REIT, unless we qualify for certain statutory relief provisions. See “— Gross Income Tests” and “— Asset Tests.” In addition, any change in a Partnership’s status for tax purposes might be treated as a taxable event, in which case we might incur tax liability without any related cash distribution. See “— Annual Distribution Requirements.” Further, items of income and deduction of such Partnership would not pass through to us, and we would be treated as a stockholder for U.S. federal income tax purposes. Consequently, such Partnership would be required to pay income tax at corporate rates on its net income, and distributions to us would constitute dividends that would not be deductible in computing such Partnership’s taxable income.

Income Taxation of the Partnerships and Their Partners

Partners, Not the Partnerships, Subject to Tax. A partnership is not a taxable entity for U.S. federal income tax purposes. Rather, we are required to take into account our distributive share of each Partnership’s income, gains, losses, deductions, and credits for each taxable year of the Partnership ending with or within our taxable year, even if we receive no distribution from the Partnership for that year or a distribution that is less than our share of taxable income. Similarly, even if we receive a distribution, it may not be taxable if the distribution does not exceed our adjusted tax basis in our interest in the Partnership.

Partnership Allocations. Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of the U.S. federal income tax laws governing partnership allocations. If an allocation is not recognized for U.S. federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item.

Tax Allocations With Respect to Contributed Properties. Income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for U.S. federal income tax purposes in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution (the “704(c) Allocations”). The amount of such unrealized gain or unrealized loss, referred to as “built-in gain” or “built-in loss,” at the time of contribution is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at that time, referred to as a book-tax difference. A book-tax difference attributable to depreciable property generally is decreased on an annual basis as a result of the allocation of depreciation deductions to the contributing partner for book purposes, but not for tax purposes. The 704(c) Allocations are solely for U.S. federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The Treasury Regulations require partnerships to use a “reasonable method” for allocating items with respect to which there is a book-tax difference and outline several reasonable allocation methods.

The carryover basis of any properties actually contributed to our operating partnership or another partnership in which we own an interest by an additional partner or member, under certain reasonable methods available to us, including the “traditional method,” (1) may cause us to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to us if all contributed properties were to have a tax basis equal to their fair market value at the time of the contribution and (2) in the event of a sale of such properties, may cause us to be allocated taxable gain in excess of the economic or book gain allocated to us as a result of such sale, with a corresponding tax benefit to the contributing partners. An allocation described in (2) above may cause us to recognize taxable income in excess of cash proceeds in the event of a sale or other disposition of property, which might adversely affect our ability to comply with the REIT distribution requirements and may result in a greater portion of our distributions being taxed as dividends.

Basis in Partnership Interest. Our adjusted tax basis in any partnership interest we own generally will be:

•	the amount of cash and the basis of any other property we contribute to the partnership;

•	increased by our allocable share of the partnership’s income (including tax-exempt income) and any increase in our allocable share of indebtedness of the partnership; and

•

reduced, but not below zero, by our allocable share of the partnership’s loss (including any non-deductible items), the amount of cash and the basis of property distributed to us, and any reduction in our allocable share of indebtedness of the partnership.

Loss allocated to us in excess of our basis in a partnership interest will not be taken into account for U.S. federal income tax purposes until we again have basis sufficient to absorb the loss. A reduction of our share of partnership indebtedness will be treated as a constructive cash distribution to us, and will reduce our adjusted tax basis. Distributions, including constructive distributions, in excess of the basis of our partnership interest will constitute taxable income to us. Such distributions and constructive distributions normally will be characterized as long-term capital gain.

Sale of a Partnership’s Property. Generally, any gain realized by a Partnership on the sale of property held for more than one year will be long-term capital gain, except for any portion of the gain treated as depreciation or cost recovery recapture. Our share of any Partnership’s gain from the sale of inventory or other property held primarily for sale to customers in the ordinary course of the Partnership’s trade or business will be treated as income from a prohibited transaction subject to a 100% tax. Income from a prohibited transaction may have an adverse effect on our ability to satisfy the gross income tests for REIT status. See “— Gross Income Tests.” We presently do not intend to acquire or hold, or to allow any Partnership to acquire or hold, any property that is likely to be treated as inventory or property held primarily for sale to customers in the ordinary course of our, or any Partnership’s, trade or business.

Sunset of Reduced Tax Rate Provisions

Several of the tax considerations described herein are subject to a sunset provision. The sunset provision generally provides that for taxable years beginning after December 31, 2012, certain provisions that currently are in the Code will revert back to an earlier version of those provisions. Those provisions include provisions related to the reduced U.S. federal income tax rates for taxpayers taxed at individual rates as to ordinary income, long-term capital gains and qualified dividend income, and certain other tax rate provisions described herein. The impact of this sunset is not discussed in detail herein. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of sunset provisions on an investment in our common stock.

State and Local Taxes

We and/or you may be subject to taxation by various states and localities, including those in which we or a stockholder transacts business, owns property or resides. The state and local tax treatment may differ from the U.S. federal income tax treatment described above. Consequently, you should consult your own tax advisors regarding the effect of state and local tax laws on an investment in our common stock.

ERISA CONSIDERATIONS

Overview

The following is a summary of some considerations associated with an investment in our shares of common stock by an employee benefit plan (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, or ERISA, or a plan or arrangement which is described in Section 4975(e)(1) of the Code or an entity, the assets of which are treated as “plan assets” under the U.S. Department of Labor’s Plan Asset Regulations as currently set forth at 29 C.F.R. Section 2510.3-101, except as expressly modified by Section 3(42) of ERISA (each a “Benefit Plan”). We cannot assure you that there will be no adverse tax or labor decisions or legislative, regulatory or administrative changes with respect to ERISA or the Code or the Plan Asset Regulations that could significantly modify the discussion of ERISA Considerations which follow.

General

Each fiduciary of a Benefit Plan subject to ERISA (such as a profit sharing, Section 401(k) or pension plan) or Section 4975 of the Code (such as an IRA) seeking to invest plan assets in shares of our common stock should consider (after taking into account the facts and circumstances unique to such Benefit Plan) among other matters:

•	whether the investment is consistent with the applicable provisions of ERISA and the Code;

•	whether, under the facts and circumstances relevant to the Benefit Plan in questions, the fiduciary’s responsibility to the plan has been satisfied; and

•	whether the investment will produce UBTI to the Benefit Plan (see “Material U.S. Federal Income Tax Considerations”).

Under ERISA, a fiduciary for a Benefit Plan has responsibilities which include the following:

•	to act solely in the interest of plan participants and beneficiaries and for the exclusive purpose of providing benefits to them, as well as defraying reasonable expenses of plan administration;

•	to invest in plan assets prudently;

•	to diversify the investments of the plan unless it is clearly prudent not to do so;

•	to ensure sufficient liquidity for the plan;

•	to ensure that plan investments are made in accordance with plan documents; and

•	to consider whether making or holding an investment could constitute or give rise to a prohibited transaction under ERISA or the Code.

ERISA also requires that, with certain exceptions, the assets of a Benefit Plan be held in trust and that the trustee, or a duly authorized named fiduciary or investment manager, have exclusive authority and discretion to manage and control the assets of the plan.

Prohibited Transactions

Section 406 of ERISA and Section 4975 of the Code prohibit specific transactions involving the assets of a Benefit Plan if the transactions are between the plan and any “party in interest” (as defined in ERISA) or “disqualified person” (as defined in the Code) with respect to that Benefit Plan unless there is an administrative or statutory exemption for the transaction. These transactions are prohibited regardless of how beneficial they may be for the Benefit Plan. Prohibited transactions include the sale, exchange or leasing of property, and the lending of money or the extension of credit, between a Benefit Plan and a party in interest or disqualified person with respect to such plan. The transfer to (or use by or for the benefit of) a party in interest or disqualified person of any assets of a Benefit Plan is also prohibited, as is the furnishing of services between a plan and a party in interest. A fiduciary of a Benefit Plan is also prohibited from engaging in self-dealing, acting for a person who has an interest adverse to the plan in connection with a transaction involving the plan or receiving any consideration for its own account from a party dealing with the plan in a transaction involving plan assets. Furthermore, there are adverse tax consequences for an IRA if the assets of the IRA are commingled with other assets except in a common trust fund or common investment fund.

Plan Asset Considerations

One key question related to the prohibited transaction issue and the IRA asset commingling issue is whether our underlying assets will be treated as the assets of each Benefit Plan which purchases and holds our common stock. The general rule is that the underlying assets of the entity in which a Benefit Plan makes an equity investment will be treated as the assets of the Benefit Plan absent a statutory or administrative exemption, and there are administrative exemptions under the Plan Asset Regulations.

The most appropriate exemption for us under the Plan Assets Regulations is the exemption for a “publicly-offered security.” A publicly-offered security must be:

•	sold as part of a public offering registered under the Securities Act and be part of a class of securities registered under the Exchange Act within a specified time period;

•	part of a class of securities that is owned by 100 or more investors who are independent of the issuer and one another; and

•	“freely transferable.”

Our shares of common stock are being sold as part of an underwritten offering of securities to the public pursuant to an effective registration statement under the Securities Act and will be part of a class of securities that will be registered under the Exchange Act within the specified period, we have well in excess of 100 independent stockholders and we believe that our shares of common stock will be treated as “freely transferable” under the Plan Asset Regulations. Accordingly, we do not believe that our underlying assets will be treated under the Plan Asset Regulations as the assets of any Benefit Plan which purchases and holds our common stock.

The Plan Asset Regulations state that the determination as to whether securities are “freely transferable” is a factual question to be determined on the basis of all relevant facts and circumstances. In general, the following factors, alone or in combination, will not affect the finding that securities are freely transferable: (i) any requirement that a minimum number of shares or units be transferred or assigned by any investor, provided that such requirement does not prevent transfer of all of the then remaining shares or units held by an investor; (ii) any prohibition against transfer or assignment of such security or rights to an ineligible or unsuitable investor; (iii) any restriction on, or prohibition against, any transfer or assignment which would either result in a termination or reclassification of the entity for tax purposes or which would violate any law; (iv) any requirement that reasonable transfer or administrative fees be paid in connection with a transfer or assignment; (v) any requirement that advance notice of a transfer or assignment be given to the entity and any requirement regarding execution of documentation evidencing such transfer or assignment; (vi) any restriction on substitution of an assignee as a limited partner of a partnership, including a general partner consent requirement, provided that the economic benefits of ownership of the assignor may be transferred or assigned without regard to such restriction or consent ; (vii) any administrative procedure which establishes an effective date, or an event, such as the completion of the offering, prior to which a transfer or assignment will not be effective; and (viii) any limitation or restriction on transfer or assignment which is not created or imposed by the issuer or any person acting for or on behalf of such issuer.

At this time, there are no restrictions attached to the securities being offered hereunder. As such, we believe the securities offered herein meet the definition of “freely transferable.” Should such restrictions be put in place at a later date, a determination as to whether the securities are still “freely transferable” may need to be undertaken. Stockholders will be provided prior notice if any restrictions are placed on the securities in the future.

Should the securities not be found to be a “publicly-offered security” because they are not “freely transferable,” it is still believed that the securities would be exempt under the Plan Asset Regulations because the company is an “operating company,” as defined in the Plan Asset Regulations. Under the Plan Asset Regulations, “operating company” is an entity “primarily engaged, directly through a majority owned subsidiary or subsidiaries in the production or sale of a product or services other than the investment of capital.” The definition specifically includes a venture capital operating company and a real estate operating company. Under the Plan Asset

Regulations, an entity is a “real estate operating company” if: (1) at least 50% of its assets are invested in real estate which is managed or developed and with respect to which such entity has the right to substantially participate directly in the management or development activities; and (2) such entity, in the ordinary course of its business, is engaged directly in real estate management or development activities. At this time, we believe that the company meets these requirements and would therefore qualify for the “real estate operating company” exemption under the Plan Asset Regulations.

On the other hand, if we fail to qualify for any exemption under the Plan Asset Regulations, we could be treated as a fiduciary with respect to each Benefit Plan stockholder, and the fiduciary of each Benefit Plan stockholder could be exposed to co-fiduciary liability under ERISA for any breach by us of our fiduciary duties under ERISA. Furthermore, if we were treated as a fiduciary with respect to Benefit Plan stockholders, there is a risk that transactions entered into by us in the ordinary course of business could be treated as prohibited transactions under ERISA and the Code. We therefore might need to avoid transactions with persons who are affiliated with or related to us or our affiliates or restructure our activities in order to come within an exemption from the prohibited transaction provisions of ERISA and the Code. Finally, if our assets were deemed to be “plan assets,” an investment by an IRA in our shares might be deemed to result in an impermissible commingling of IRA assets with other property.

If a prohibited transaction were to occur, the Code imposes an excise tax equal to 15% of the amount involved and authorizes the IRS to impose an additional 100% excise tax if the prohibited transaction is not “corrected” in a timely manner. These taxes would be imposed on any disqualified person who participates in the prohibited transaction. In addition, other fiduciaries of Benefit Plan stockholders subject to ERISA who permitted the prohibited transaction to occur or who otherwise breached their fiduciary responsibilities (or a non-fiduciary participating in a prohibited transaction) could be required to restore to the Benefit Plan any profits they realized as a result of the transaction or breach and make good to the Benefit Plan any losses incurred by the Benefit Plan as a result of the transaction or breach. With respect to an IRA that invests in shares of common stock, the occurrence of a prohibited transaction involving the individual who established the IRA, or his or her beneficiary, would cause the IRA to lose its tax-exempt status.

Other Prohibited Transactions

Even if the shares of our common stock qualify for the “publicly-offered security” exemption under the plan assets regulations, a prohibited transaction could occur if we, any of our underwriters or any of their affiliates is a fiduciary (within the meaning of Section 3(21) of ERISA) or otherwise is a party in interest or disqualified person with respect to a benefit plan, and the plan purchases shares of our common stock, unless a statutory or administrative exemption is available and all conditions for such exemption are satisfied. Such exemptions could include Section 408(b)(17) of ERISA, which exempts certain transactions with non-fiduciary service providers; prohibited transaction class exemption (“PTCE”) 90-1, which exempts certain transactions involving insurance company pooled separate accounts; PTCE 91-38, which exempts certain transactions involving bank collective investment funds; PTCE 84-14, which exempts certain transactions effected on behalf of a plan by a “qualified professional asset manager”; PTCE 95-60, which exempts certain transactions involving insurance company general accounts; PTCE 96-23, which exempts certain transactions effected on behalf of a plan by an “in-house asset manager”; and PTCE 75-1, which exempts certain transactions involving a plan and certain members of an underwriting syndicate. Such exemptions might not, however, apply to all of the transactions that could be deemed prohibited transactions in connection with a plan’s investment in shares of common stock. If a purchase were to result in a non-exempt prohibited transaction, such purchase might have to be rescinded. Each holder of our common stock will be deemed to have represented and agreed that its purchase and holding of such common stock (or any interest therein) will not constitute or result in a non-exempt prohibited transaction under ERISA or section 4975 of the Code or violate any similar laws.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus in an underwritten offering in which Sandler O’Neill & Partners, L.P., or Sandler, is acting as the representative of the underwriters named below. We will enter into an underwriting agreement with the underwriters with respect to the shares of common stock being offered. Subject to the terms and conditions contained in the underwriting agreement, each underwriter will severally agree to purchase the number of shares indicated in the table below.

Underwriters	Number of Shares

Sandler O’Neill & Partners, L.P.

Total

The underwriting agreement provides that the obligation of the underwriters to purchase shares of our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including that the representations and warranties made by us and our operating partnership are true and agreements have been performed, that there is no material adverse change in the financial markets or in our business and that we deliver customary closing documents.

Subject to these conditions, the underwriters are committed to purchase and pay for all shares of our common stock offered by this prospectus, if any such shares are taken. However, the underwriters are not obligated to take or pay for the shares of our common stock covered by the underwriters’ over-allotment option described below, unless and until such option is exercised.

Director and Officer Participation

At our request, the underwriters have reserved for sale                  shares of our common stock to be sold in the offering, at the public offering price, to certain of the Company’s directors and officers. The number of shares of our common stock available for sale to the general public will be reduced to the extent these persons purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. None of these persons have any obligation or have made any commitment to purchase any of the shares in the offering, and there can be no assurance as to the number of shares in the offering they may purchase, if any.

Over-Allotment Option

We have granted the underwriters an option, exercisable no later than 30 days after the date of the underwriting agreement, to purchase up to an aggregate of                  additional shares of our common stock at the public offering price, less the underwriting discount set forth on the cover page of this prospectus less an amount per share equal to any dividends or distributions declared and paid by us on our common stock but not payable on the option shares. We will be obligated to sell these shares to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with the sale of the shares of our common stock offered by this prospectus.

Commissions and Expenses

The underwriters propose to offer the shares of our common stock directly to the public at the offering price set forth on the cover page of this prospectus and to dealers at the public offering price less a concession not in excess of $         per share. After the public offering of the shares of our common stock, the underwriters may change the offering price, concessions and other selling terms.

Prior to this offering, there has been a limited public market for our common stock. The public offering price set forth on the cover page of this prospectus has been negotiated by us with Sandler. Among the factors to be considered in determining the public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

The following table shows the per share and total underwriting discounts and commissions that we will pay to the underwriters and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per Share	Total Without Over-Allotment	Total With Over-Allotment
Price to public	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds to us, before expenses	$	$	$

In addition to the underwriting discounts and commissions, we will reimburse the underwriters for their reasonable out-of-pocket expenses incurred in connection with their engagement as underwriters, regardless of whether the offering is consummated, including, without limitation, all marketing, syndication and travel expenses and legal fees and expenses up to a maximum aggregate amount of $100,000. We estimate that the total expenses of the offering, exclusive of the underwriting discounts and commissions, will be approximately $        , and are payable by us.

Indemnity

We have agreed to indemnify the underwriters, and persons who control the underwriters, against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of these liabilities.

Lock-Up Agreement

We, and each of our executive officers and directors and certain of our stockholders, have agreed, for the period beginning on and including the date of this prospectus through and including the date that is 180 days after the date of this prospectus, (i) not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to purchase, make any short sale of, or otherwise dispose of or hedge, directly or indirectly, any shares of our common stock, any of our securities that are substantially similar to any of our common stock, or any of our securities convertible into, repayable with, exchangeable or exercisable for, or that represent the right to receive any shares of our common stock or any of our securities that are substantially similar to our common stock, or (ii) publicly announce an intention to do any of the foregoing, without, in each case, the prior written consent of Sandler. These restrictions are expressly agreed to preclude us and these persons from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of our common stock or other securities, in cash or otherwise. In addition, during the period beginning on and including the date of this prospectus and continuing through and including the date that is 180 days after the date of this prospectus, without the prior written consent of Sandler, we will not file or cause to become effective a registration statement under the Securities Act, relating to the offer and sale of any shares of our common stock or any of our other securities that are substantially similar to our common stock, or any of our securities that are convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing.

The restrictions described in the preceding paragraph will not apply with respect to (i) the issuance by us of common stock to the underwriters pursuant to the underwriting agreement; (ii) the issuance by us of securities convertible into or exercisable or exchangeable for shares our common stock or the grant of equity-based awards, in either case, pursuant to our Equity Incentive Plan, as it is in effect on the date of this prospectus; (iii) the issuance by us of shares of our common stock upon the conversion, exercise, exchange or settlement of securities that are convertible into or exercisable or exchangeable for or may be settled for shares of our common stock and are outstanding as of the date of this prospectus; (iv) the filing of one or more registration statements on Form S-8 under the Securities Act; (v) a bona fide gift or gifts by any of our executive officers or directors, provided that the donee or donees thereof agree to be bound in writing by the restrictions described in the preceding paragraphs; or (vi) a transfer by any of our executive officers or directors to any trust for the direct or indirect benefit of that executive officer or director or his or her immediate family or to any entity in which that executive officer or director owns more than 50% of the voting securities, provided that the trustee of the trust or an authorized person of the entity, on behalf of the entity, agrees to be bound in writing by such restrictions and provided further that any such transfer shall not involve a disposition for value. For purposes of this paragraph, “immediate family” shall mean any relationship by blood, marriage or adoption not more remote than first cousin.

Sandler may, in its sole discretion and at any time and from time to time, without notice, release all or any portion of the foregoing shares and other securities from the foregoing restrictions.

Stabilization

In connection with the offering, the underwriters may engage in stabilizing transactions, overallotment transactions, syndicate covering transactions and penalty bids:

•

Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in to prevent or slow down a decline in the market price of the common stock while the offering is in progress.

•

Over-allotment transactions involve sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising its over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, has a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Listing

We intend to apply to list our common stock on the NASDAQ Global Market under the symbol “TSRE.”

Our Relationship with the Underwriters

The underwriters and their respective affiliates have performed and expect to continue to perform financial advisory and investment banking services for us from time to time in the ordinary course of their respective businesses, and have received, and may continue to receive, compensation for such services. In connection with the recapitalization described elsewhere in this prospectus, Sandler served as our financial advisor and delivered a fairness opinion to the Trade Street Funds’ boards of directors for which it received customary fees for its services.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve our securities and/or instruments. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Our common stock is being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions.

LEGAL MATTERS

Certain legal matters, including our qualification as a REIT for U.S. federal income tax purposes, will be passed upon for us by Bass, Berry & Sims PLC, Memphis, Tennessee. Certain legal matters will be passed upon for the underwriters by Hunton & Williams LLP. Venable LLP, Baltimore, Maryland, will issue an opinion to us and to the underwriters regarding certain matters of Maryland law, including the validity of the shares of common stock offered hereby. Bass, Berry & Sims PLC and Hunton & Williams LLP are entitled to rely on the opinion of Venable LLP with respect to all matters of Maryland law.

EXPERTS

The audited consolidated financial statements and schedule of Trade Street Residential, Inc., as of December 31, 2011, and for the year then ended in this prospectus and elsewhere in this registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in giving said report.

The audited consolidated financial statements of Trade Street Residential, Inc., as of December 31, 2010 and for the year ended December 31, 2010 have been included herein in reliance upon the report of Berkowitz Pollack Brant, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The statements of revenues and certain expenses of Beckanna on Glenwood, Merce Apartments, Park at Fox Trails, and Trails at Signal Mountains for the year ended December 31, 2010 in this prospectus and elsewhere in this registration statement have been so included in reliance upon the report of Mallah Furman, independent auditors, upon the authority of said firm as experts in giving said report.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Registration Statement on Form S-11, including exhibits, schedules and amendments thereto, of which this prospectus is a part, under the Securities Act with respect to the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and the shares of our common stock to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or other document has been filed as an exhibit to the registration statement, each statement in this prospectus is qualified in all respects by the exhibit to which the reference relates. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the SEC, 100 F Street, N.E., Washington, DC 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0300. Copies of all or a portion of the registration statement can be obtained from the public reference room of the SEC upon payment of prescribed fees. Our SEC filings, including our registration statement, are also available to you, free of charge, on the SEC’s website, www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and will file periodic reports, proxy statements and will make available to our stockholders annual reports containing audited financial information for each year and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

TRADE STREET RESIDENTIAL, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited)

	June 30, 2012	December 31, 2011
ASSETS:
Real estate:
Land and improvements	$73,969,755	$61,931,909
Building and improvements	147,424,008	147,206,928
Furniture, fixtures, and equipment	7,411,845	7,504,145

	228,805,608	216,642,982
Less accumulated depreciation	(8,362,792)	(4,951,207)

Net investment in properties	220,442,816	211,691,775

Real estate loans:
Mezzanine loans including accrued interest receivable	—	26,415,124
Allowance for loan losses	—	(15,415,124)

	—	11,000,000

	220,442,817	222,691,775

Other assets:
Cash and cash equivalents	2,967,142	1,069,066
Restricted cash and lender reserves	2,863,017	3,866,108
Tenant receivables	77,081	106,965
Intangible asset - In place leases, net of accumulated amortization of $4,488,906 and $2,743,006, respectively	—	1,745,900
Investment in unconsolidated joint venture	2,946,566	2,981,691
Deferred financing costs, net of accumulated amortization of $273,464 and $306,695, respectively	2,923,623	1,640,490
Due from related parties	809,403	636,146
Prepaid expenses and other assets	997,370	461,491

	13,584,202	12,507,857

TOTAL ASSETS	$234,027,018	$235,199,632

	June 30, 2012	December 31, 2011
LIABILITIES AND EQUITY:

LIABILITIES:
Mortgage notes payable	$139,187,559	$140,297,662
Unfavorable ground lease obligation	7,764,359	7,853,026
Accrued interest payable	367,938	385,029
Accounts payable and accrued expenses	5,533,932	1,749,184
Due to related parties	359,825	103,509
Security deposits and deferred rent	795,473	474,122
Accrued dividend	762,124	—
Redemption of noncontrolling interest	7,652,000	—

TOTAL LIABILITIES	162,423,210	150,862,532

Commitments & contingencies	—	—

REDEEMABLE PREFERRED STOCK AND UNITS:
Class A preferred stock; $0.01 par value; 173,326 shares authorized, issued and outstanding	17,363,221	—
Noncontrolling interest – Trade Street Operating Partnership – Preferred B and C units	20,148,421	—

STOCKHOLDERS’ EQUITY:
Common stock, $0.01 par value per share; 1,000,000,000 authorized; 533,469,146 and 14,442,537 shares issued and outstanding	5,334,691	144,425
Additional paid-in capital	52,497,870	108,159,737
Accumulated deficit	(34,365,806)	(31,117,094)
Stock subscription receivable	(500,000)	—

STOCKHOLDERS’ EQUITY – TRADE STREET RESIDENTIAL, INC	22,966,755	77,187,068
Noncontrolling interests	11,125,411	7,150,032

TOTAL STOCKHOLDERS’ EQUITY	34,092,166	84,337,100

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$234,027,018	$235,199,632

The accompanying notes are an integral part of these consolidated financial statements.

TRADE STREET RESIDENTIAL, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

	Six months ended June 30,
	2012	2011
REVENUE:
Rental revenue	$12,928,352	$6,185,691
Advisory fees	189,980	608,369

TOTAL REVENUE	13,118,332	6,794,060

OPERATING EXPENSES:
Property operations	5,876,205	1,886,105
Real estate taxes and insurance	1,815,361	975,646
General and administrative	539,140	350,393
Depreciation and amortization	5,189,910	2,235,812
Acquisition costs	—	815,602

TOTAL OPERATING EXPENSES	13,420,616	6,263,558

(LOSS) INCOME FROM OPERATIONS	(302,284)	530,502

OTHER INCOME (EXPENSES), NET:

Interest income	613	3,580
Interest expense	(3,346,084)	(1,477,781)

TOTAL OTHER EXPENSE, NET	(3,345,471)	(1,474,201)

LOSS BEFORE INCOME (LOSS) FROM UNCONSOLIDATED JOINT VENTURE	(3,647,755)	(943,699)
Income (loss) from unconsolidated joint venture	39,234	(38,264)

NET LOSS	(3,608,521)	(981,963)
LOSS ALLOCATED TO NONCONTROLLING INTERESTS	359,808	150,674
ACCRETION OF PREFERRED STOCK AND PREFERRED UNITS	(53,640)	—

LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS OF TRADE STREET RESIDENTIAL, INC.	$(3,302,353)	$(831,289)

Earnings per common share - basic	$(0.03)	$(0.06)
Earnings per common share - diluted	$(0.03)	$(0.06)

Weighted average number of shares - basic	100,946,972	14,442,537
Weighted average number of shares - diluted	367,588,360	14,442,537

The accompanying notes are an integral part of these consolidated financial statements.

TRADE STREET RESIDENTIAL, INC.

CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(unaudited)

	Common Stock		Stock Subscription Receivable	Additional Paid-in Capital	Accumulated Deficit	Noncontrolling Interests	Total Equity	Temporary Equity	Class A Preferred Shares
	Shares	Amount
Equity balance, January 1, 2012	14,442,537	$144,425	$—	$108,159,737	$(31,117,094)	$7,150,032	84,337,100
Contributions				3,653,439		74,077	3,727,516
Distributions				(4,099,652)		(171,200)	(4,270,852)
Net loss					(3,248,712)	(119,973)	(3,368,685)	(239,835)
Dividend to common stockholders				(762,124)			(762,124)
Recapitalization of Feldman Mall Properties	511,096,386	5,110,964		(15,003,356)		10,181,733	289,341
Recapitalization costs				(2,631,653)			(2,631,653)
Transfer of stock and units to temporary equity				(37,697,837)			(37,697,837)	37,697,837	173,326
Accretion of preferred stock and preferred units				(53,640)			(53,640)	53,640
Redemption of noncontrolling interests	7,930,223	79,302		(1,742,044)		(5,989,258)	(7,652,000)
Private placement			(500,000)	2,675,000			2,175,000

Equity balance, June 30, 2012	533,469,146	$5,334,691	$(500,000)	$52,497,870	$(34,365,806)	$11,125,411	$34,092,166	$37,511,642	173,326

The accompanying notes are an integral part of these consolidated financial statements.

TRADE STREET RESIDENTIAL, INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited)

	For the Six Months Ended June 30,
	2012	2011
Cash flows from operating activities:
Net loss	$(3,608,521)	$(981,963)

Adjustments to reconcile net loss to net cash provided by operating activities:

Depreciation and amortization	5,189,910	2,235,812
(Income) loss of unconsolidated joint venture	(39,234)	38,264
Amortization of unfavorable ground lease obligation	(88,667)	—
Amortization and writeoff of deferred loan costs	310,092	53,502

Net changes in assets and liabilities:
Restricted cash and lender reserves	1,003,091	(714,770)
Tenant receivables	29,885	(11,472)
Other assets	(339,572)	(40,282)
Accounts payable and accrued expenses	2,973,377	703,432
Due to related parties	256,316	20,311
Security deposits and deferred rent	321,350	54,921

Net cash provided by operating activities	6,008,027	1,357,755

Cash flows from investing activities:
Cash distributions received from unconsolidated joint venture	219,877	362,405
Contributions to unconsolidated joint venture	(145,518)	—
Purchase of operating properties	—	(7,583,000)
Advances under mezzanine loans	—	(28,819)
Purchase of real estate assets	(330,910)	(1,222,760)

Net cash used in investing activities	(256,551)	(8,472,174)

Cash flows from financing activities:
Payments under mortgage financing	(27,510,103)	(141,953)
Borrowings under mortgage financing	26,400,000	—
Due from related parties	(818,370)	(948,593)
Payments of deferred loan costs	(1,593,225)	(363,399)
Distributions to non-controlling interest	(171,200)	—
Contributions from non-controlling interest	74,077	—
Distributions to partners and members	(3,454,539)	(2,272,675)
Capital contributions from partners and members	3,653,439	10,032,126
Cash acquired from recapitalization	23,171	—
Recapitalization costs	(2,631,650)	—
Proceeds received from private placement	2,175,000	—

Net cash (used in) provided by financing activities	(3,853,400)	6,305,506

Net change in cash and cash equivalents	1,898,076	(808,913)
Cash and cash equivalents at beginning of period	1,069,066	2,039,747

Cash and cash equivalents at end of period	2,967,142	1,230,834

Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for interest, net of capitalized interest of $189,957 and $167,780, respectively.	$3,349,665	$1,427,907

Non-Cash Investing & Financing Activities:
Note payable issued as consideration for purchase of business	$—	$17,417,000
Net assets acquired from recapitalization	$266,170	$—
Redemption of noncontrolling interest	$7,652,000	$—
Transfer preferred shares/units to temporary equity	$37,697,837	$—
Non cash distribution of accounts receivables to partners and members	$645,113	$1,158,110
Accrual of dividend payable	$762,124	$—
Reclassification of loan from real estate loans to land and improvements	$11,000,000	$—

The accompanying notes are an integral part of these consolidated financial statements.

TRADE STREET RESIDENTIAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012

NOTE A—NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Trade Street Residential, Inc. (the “Company,” the “Registrant,” “TSRI,” “we,” “us” or “our”) is the surviving legal entity of the reverse recapitalization transaction that occurred on June 1, 2012, as described below. The financial statements as of and for the periods ended June 30, 2012 and 2011 reflect the combination of certain real estate entities and management operations, which is referred to herein as the “Trade Street Company,” that were contributed to the Company in a reverse recapitalization transaction (the “recapitalization”). The Trade Street Companies include certain subsidiaries of Trade Street Property Fund I, LP (“TSPFI”) and BCOM Real Estate Fund, LLC (“BREF”), as well as TS Manager, LLC, Trade Street Property Management, LLC and Trade Street Investment Adviser, LLLP (“Adviser”). During all periods presented in the accompanying condensed consolidated financial statements up to June 1, 2012, the entities comprising Trade Street Company were under common control with Trade Street Capital, LLC (“Trade Street Capital”), a real estate investment and management company owned and controlled by Michael D. Baumann.

The Company is engaged in the business of acquiring, owning, operating and managing conveniently located, garden-style and mid-rise apartment communities in mid-sized cities and suburban markets of larger cities primarily in the southeastern United States, including Texas.

The Company’s primary assets consist of 12 multifamily rental real estate properties, three development properties, and an investment in an unconsolidated joint venture which holds an additional operating property. Substantially all of the Company’s revenues were derived from rents received from residents in its apartment communities, and the Company derives a smaller portion of its revenues from fees earned from serving as an adviser to affiliates and other third parties with respect to real estate assets. The Company, through its affiliates, actively manages the acquisition and operations of its real estate investments. The Company may also enter into management agreements relating to the management of the operations of certain of its real estate investments.

On June 1, 2012, the Company completed a reverse recapitalization transaction with Feldman Mall Properties, Inc. (“Feldman”), a Maryland corporation that qualifies and has elected to be taxed as a Real Estate Investment Trust (“REIT”) for U.S. federal income tax purposes. Immediately prior to the reverse recapitalization transaction, Feldman held a single parcel of land having minimal value (which was sold shortly after the recapitalization transaction) and conducted no operations. In the recapitalization, Feldman acquired certain contributed apartment assets in exchange for shares of common and preferred stock in Feldman and common and preferred units in Trade Street Operating Partnership, LP, a newly formed operating partnership (the “Operating Partnership” or “OP”) that, at the time of the recapitalization transaction, was owned by Feldman and a wholly-owned subsidiary of Feldman.

Immediately following consummation of the recapitalization, TSPFI and BREF collectively owned approximately 96% of the outside voting stock of Feldman. For accounting purposes, the Trade Street Company was deemed to be the acquirer in the recapitalization transaction, although Feldman was the legal acquirer and surviving entity in the transaction. The transaction was accounted for as a reverse recapitalization, as it is a capital transaction in substance, rather than a business combination. As a reverse capitalization, no goodwill is recorded. For accounting purposes, the legal acquiree is treated as the continuing reporting entity that acquired the legal acquirer. Consequently, the financial statements of the Company reflect the consolidated financial statements of the previous entities prior to June 1, 2012 and thereafter also include Feldman. All assets and liabilities are recorded at their historical cost, except for land acquired from Feldman that, prior to the recapitalization, was recorded at its net realizable value. The legal capital for the accounting acquirer is adjusted retroactively to reflect the legal capital of Feldman at December 31, 2011. In connection with the recapitalization, costs of approximately $2,632,000 were incurred during 2012, which were recorded as charges against additional paid-in capital in the accompanying statement of stockholders’ equity.

Concurrent with the recapitalization transaction, Feldman changed its name to Trade Street Residential, Inc.

Following is a summary of transactions in connection with the reverse recapitalization transaction:

•

TSPF and BREF, contributed to the Operating Partnership all of their respective interests in the 12 operating properties, its investment in a joint venture, a promissory note, and the development assets in exchange for an aggregate of 509,546,444 shares of common stock and 173,326 shares of Class A preferred stock. In addition, a joint venture partner in one of the operating properties contributed to the operating partnership all of its interest in such operating property in exchange for an aggregate of 7,930,223 shares of TSRI common stock (see Note H).

•

Feldman issued to stockholders of record as of May 17, 2012, as a special distribution, warrants to purchase an aggregate of 20,882,196 shares of common stock, which warrants are exercisable for a period of two years following listing of the Company’s common stock on a national securities exchange at an exercise price of $0.144 per share, subject to adjustment for any other stock splits, stock distributions and other capital changes.

•

Feldman declared a special distribution payable to stockholders of record as of May 17, 2012, in an amount equal to $0.05 per share, payable on the earlier of (A) five business days after the date Feldman sold a parcel of land commonly known as the “Northgate Parcel” or (B) July 16, 2012. As the Northgate Parcel was not sold prior to July 16, 2012, the special distribution was paid in 6,351,032 shares of common stock on July 16, 2012.

•

Trade Street Capital, LLC (“Trade Street Capital”) and its owners contributed to the Operating Partnership all of their ownership interests in Trade Street Investment Adviser, LLLP and TS Manager, LLC in exchange for (i) 81,919,848 common units, (ii) 98,304 Class B preferred units, and (iii) 98,304 Class C preferred units of limited partnership interest in the Operating Partnership.

•	Trade Street Capital contributed its property management company, Trade Street Property Management, LLC, to the Operating Partnership for no additional consideration.

•

Feldman issued 750,000 shares of our common stock having a value of $90,000 to Brandywine Financial Services Corp. as payment in full of a termination payment due upon termination of the management services agreement between Feldman and Brandywine. Feldman also issues 800,000 shares of our common stock to former officers.

TSPFI and BREF have other ownership interests that were not contributed to Trade Street Residential, Inc. in the recapitalization transaction and, therefore, these financial statements are not intended to represent the consolidated financial position, or results of operations, of TSPFI and BREF but rather, that of the Company.

Summary of Significant Accounting Policies

Basis of Presentation: The accompanying unaudited interim condensed consolidated financial statements as of June 30, 2012 and for the six months ended June 30, 2012 and 2011, have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) have been condensed or omitted pursuant to those rules and regulations, although we believe the disclosures made are adequate to make the information presented not misleading. In the opinion of management, all adjustments, consisting of normal and recurring adjustments, necessary for a fair presentation have been included in the condensed consolidated unaudited financial statements herein. These statements should be read in conjunction with the consolidated financial statements as of December 31, 2011 and 2010 and for the years then ended and related notes. The results of operations for the six months ended June 30, 2012 are not necessarily indicative of the results for the entire year ending December 31, 2012.

Principles of Consolidation: The accompanying condensed consolidated financial statements include the accounts of the Company, which includes Trade Street Investment Adviser, LLLP, Trade Street Property Management, LLC, TS Manager, LLC and subsidiaries of BREF and TSPFI that were contributed directly to Trade Street Residential Inc. or its wholly owned Trade Street Operating Partnership, LP (“Operating Partnership”) in the recapitalization transaction.

Those subsidiaries include JLC/BUSF Associates, LLC, BSF-Mill Creek, LLC, BSF-Lakeshore, LLC, BSF-Arbors River Oaks, LLC, BSF/BR Augusta JV, LLC, BSF Hawthorne Fontaine, LLC, BSF Trails, LLC, Post Oak JV, LLC, Merce Partners, LLC, Beckanna Partners, LLC, Fox Partners, LLC, River Oaks Partners, LLC, BREF-Maitland, LLC, BREF Venetian, LLC, BREF-Masters Cove, LLC, BREF/Midlothian, LLC. Certain properties are not wholly owned, resulting in noncontrolling interests. Income (loss) allocations, if any, to noncontrolling interests includes the pro-rata share of such properties’ net real estate income (loss). All significant intercompany balances and transactions have been eliminated in consolidation.

Under Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 810, “Consolidation,” when a reporting entity is the primary beneficiary of an entity that is a variable interest entity as defined in FASB ASC 810, the variable interest entity must be consolidated into the financial statements of the reporting entity. The determination of the primary beneficiary requires management to make significant estimates and judgments about rights, obligations, and economic interests in such entities as well as the same of the other owners. A primary beneficiary has both the power to direct the activities that most significantly impact the variable interest entity, and the obligation to absorb losses and the right to receive benefits from the variable interest entity. Several entities that qualify as variable interest entities are consolidated herein, as the Company is the primary beneficiary of the entities.

Unconsolidated joint ventures, including BSF/BR Augusta JV, LLC, an unconsolidated joint venture in which an unaffiliated entity owns a 50% interest, in which the Company does not have a controlling interest but exercises significant influence are accounted for using the equity method, under which the Company recognizes its proportionate share of the joint venture’s earnings and losses.

In connection with the recapitalization transaction, each of TSPFI and BREF formed a Delaware statutory trust and adopted a plan of liquidation and executed a liquidating trust agreement in order to effectuate its respective dissolution and liquidation. Pursuant to the terms of the liquidation documentation, all of the assets of TSPFI and BREF not conveyed to TSRI in the recapitalization, as well as the shares of common stock and preferred stock issued to TSPFI and BREF in the recapitalization, were conveyed to each company’s respective liquidating trust. Upon completion of the dissolution and liquidation of each of TSPFI and BREF, the trustees of the liquidating trusts will distribute the assets held in the liquidating trusts, including the shares of common stock and preferred stock of TSRI, to the respective partners and members of TSPFI and BREF, all of which are pension funds, in accordance with the governing documents of TSPFI and BREF.

Use of Estimates: The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in these consolidated financial statements and accompanying notes. While management believes that the estimates used are reasonable, actual results could differ from the estimates.

Acquisition of Operating Properties: Acquisitions of operating properties are accounted for as business combinations. Estimates of future cash flows and other valuation techniques are used to allocate the purchase price of acquired property between land, buildings, building improvements, equipment, identifiable intangible assets and other assets and liabilities. The acquisition of an operating multi-family complex typically qualifies as a business combination.

Our methodology of allocating the cost of acquisitions to assets acquired and liabilities assumed is based on the estimated fair values. When we acquire operating real estate properties, the purchase price is allocated to land, building, improvements, leasing costs, intangibles such as in-place leases, and to current assets and liabilities acquired, if any. The value allocated to in-place leases is amortized over the related remaining lease term (typically 6 months) and reflected in depreciation and amortization in the statements of operations.

Transaction costs related to the acquisition of a business such as broker fees, transfer taxes, legal, accounting, valuation, and other professional and consulting fees are expensed as incurred and are included in the statements of operations.

Investment in Real Estate: Real estate investments are stated at the lower of cost less accumulated depreciation or fair value, if deemed impaired. Depreciation on real estate is computed using the straight-line method over the estimated useful lives of the related assets, generally 35 to 40 years for buildings and long-lived improvements and 5 to 7 years for furniture, fixtures and equipment. Ordinary repairs and maintenance costs are expensed. Significant improvements, renovations and replacements that extend the life of the assets are capitalized and depreciated over their estimated useful lives.

Construction and improvement costs incurred in connection with the development of new properties or the redevelopment of existing properties are capitalized to the extent the total carrying value of the property does not exceed the estimated net realizable value of the completed property. Capitalization of these costs begin when the activities and related expenditures commence and cease when the project is substantially complete and ready for its intended use, at which time the project is placed in service and depreciation commences. Real estate taxes, construction costs, insurance, and interest costs incurred during construction periods are capitalized. Capitalized interest costs are based on qualified expenditures and interest rates in place during the construction period. For the six months ended June 30, 2012 and 2011, interest costs of $189,957 and $167,780, respectively, were capitalized. These interest costs were primarily related to the Maitland project (see Note E). Capitalized real estate taxes and interest costs are amortized over periods which are consistent with the constructed assets. If we determine the completion of development or redevelopment is no longer probable, we expense all capitalized costs which are not recoverable.

If events or circumstances indicate that the carrying amount of the property may not be recoverable, we make an assessment of the property’s recoverability by comparing the carrying amount of the asset to our estimate of the undiscounted future operating cash flows expected to be generated over the holding period of the asset including its eventual disposition. If the carrying amount exceeds the aggregate undiscounted future operating cash flows, we recognize an impairment loss to the extent the carrying amount exceeds the estimated fair value of the property. For real estate we own through an investment in an unconsolidated real estate joint venture or other similar real estate investment structure, at each reporting date we compare the estimated fair value of our real estate investment to the carrying value. An impairment charge is recorded to the extent the fair value of our real estate investment is less than the carrying amount and the decline in value is determined to be other than a temporary decline. No impairment charges were recorded in the six months ended June 30, 2012 and 2011.

The Company periodically enters into contingent agreements for the acquisition of properties. Each acquisition is subject to satisfactory completion of due diligence and, in the case of property acquired under development, completion of the project. On occasion, after completion of due diligence, management may decide not to complete a transaction. Pre-development costs, which generally include legal and professional fees and other directly related third-party costs, are capitalized as part of the property being developed. In the event a development is no longer deemed to be probable, the costs previously capitalized are expensed.

Revenue Recognition and Tenant Receivables: Revenues and tenant receivables are recorded when earned. Residential properties are leased under operating leases with terms of generally one year or less. Rental income is recognized when earned on a straight-line basis. A provision for losses on tenant receivables equal to the estimated uncollectible amounts is recorded. This estimate is based on historical experience and review of the current status of receivables. Reserve for losses on tenant receivables as of June 30, 2012 and December 31, 2011 was $0. Revenues from advisory fees and related accounts receivables are recorded when earned. Interest income and any related receivable is recorded when earned.

Sales of real estate property occur through the use of a sales contract where gains or losses from real estate property sales are recognized upon closing of the sale. The Company uses the accrual method and recognizes gains or losses on the sale of its properties when the earnings process is complete, we have no significant continuing involvement and the collectability of the sales price and additional proceeds is reasonably assured, which is typically when the sale of the property closes.

Operating Expenses: Operating expenses associated with the rental property include costs to maintain the property on a day to day basis as well as any utility costs, real estate taxes and insurance premiums. Operating expenses are recognized as incurred.

Noncontrolling Interests: The Company, through wholly-owned subsidiaries, enters into operating agreements with third parties in conjunction with the acquisition of certain properties. We record these noncontrolling interests at the historical allocated cost, adjusting the basis prospectively for their share of the respective consolidated investments’ net income or loss or equity contributions and distributions. These noncontrolling interests are not redeemable by the equity holders and are presented as part of permanent equity. Income and losses are allocated to the noncontrolling interest holders based on their economic ownership percentage. Noncontrolling interests also include common and preferred OP units held by certain limited partners in the Operating Partnership other than the Company. These noncontrolling interests are adjusted prospectively for their share of the consolidated net income. The noncontrolling interests are presented outside of permanent equity to the extent settlement in the Company’s common shares, where permitted, may not be within the Company’s control. The noncontrolling interests in the Operating Partnership are discussed further in Note H.

Contributions, Distributions and Allocation of Income/Loss: The Company’s subsidiaries include limited liability companies and a limited partnership. Prior to June 1, 2012, the allocations of income and loss, and the provisions governing contributions to and distributions from these entities were governed by their respective operating agreements.

Fair Value of Financial Instruments: The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

The carrying amounts reported in the consolidated balance sheet for cash and cash equivalents, restricted cash and lender reserves, tenant receivables, amounts due from related parties, accounts payable, accrued expenses, amounts due to related parties and security deposits approximate their fair values due to the short-term nature of these items.

There is no material difference between the carrying amounts and fair values of mortgage notes payable as interest rates and other terms approximate current market rates and terms for similar types of debt instruments available to the Company (Level 2).

Disclosures about the fair value of financial instruments are based on pertinent information available to management as of June 30, 2012 and December 31, 2011.

Intangible Assets: The Company allocates the purchase price of acquired properties to net tangible and identified intangible assets based on relative fair values. Fair value estimates are based on information obtained from a number of sources, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective property and other market data. The value of in-place leases is based on the difference between (i) the property valued with existing in-place leases adjusted to market rental rates and (ii) the property valued “as-if” vacant. As lease terms are typically one year or less, rates on in-place leases generally approximate market rental rates. Factors considered in the valuation of in-place leases include an estimate of the carrying costs during the expected lease-up period considering current market conditions, nature of the tenancy, and costs to execute similar leases. Carrying costs include estimates of lost rentals at market rates during the expected lease-up period, as well as marketing and other operating expenses. The value of in-place leases is amortized over the remaining initial term of the respective leases, generally less than one year. The purchase price of property acquisitions is not expected to be allocated to tenant relationships, considering the terms of the leases and the expected levels of renewals. Amortization expense for in-place leases was approximately $1,746,000 and $834,000 for the six months ended June 30, 2012 and 2011, respectively. Intangible assets, net of amortization, are itemized on the accompanying consolidated balance sheets and the amortization of intangible assets is included in depreciation and amortization expense in the accompanying consolidated statements of operations. The intangible assets were fully amortized as of June 30, 2012. See Note C for a detailed discussion of the property acquisitions completed during the six months ended June 30, 2012 and 2011.

Earnings Per Share:

In accordance with the provisions of accounting standards for earnings per share, basic earnings per share is computed by dividing net income attributable to common stockholders by the weighted average number of shares outstanding during the period. Potentially dilutive common shares, and the related impact to earnings, are considered when calculating earnings per share on a diluted basis using the if-converted method. Those include convertible Class A preferred and common units as well as warrants for shares of common stock. For periods where we report a net loss available for common stockholders, the effect of dilutive shares is excluded from earnings per share calculations because including such shares would be anti-dilutive.

A reconciliation of the numerators and denominators of the basic and diluted earnings per share computations for the six months ended June 30, 2012 and 2011 is presented below:

	Six months ended June 30,
	2012	2011
Shares Outstanding	533,469,146	14,442,537
Weighted average common shares - basic	100,946,972	14,442,537
Effect of dilutive securities	266,641,388	—
Weighted average common shares - diluted	367,588,360	14,442,537

Calculation of Earnings per Share
Net loss available for common stockholders	($3,302,353)	($831,289)
Weighted average common shares - basic	100,946,972	14,442,537
Earnings per share - basic	($0.03)	($0.06)
Calculation of Earnings per Share - diluted
Net loss available for common stockholders	($3,355,993)	($831,289)
Earnings per share - diluted	($0.03)	($0.06)

Recent Accounting Pronouncements:

In December 2011, the FASB issued Accounting Standards Update (“ASU”) 2011-12 in order to defer only those changes in ASU 2011-05 that relate to the presentation of reclassification adjustments. No other requirements in ASU 2011-05 were affected by this Update, including the requirement to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. ASU 2011-12 is effective for us in fiscal years, and interim periods within those years, beginning after December 15, 2011. The adoption of ASU 2011-12 did not have a significant impact on the condensed consolidated financial statements.

In December 2011, the FASB issued ASU 2011-11, Balance Sheet Disclosures relating to Offsetting Assets and Liabilities. The amendments will enhance disclosures required by GAAP by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with either ASC 210-20-45 or ASC 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either ASC 210-20-45 or ASC 815-10-45. This information will enable users of an entity’s financial statements to evaluate the effect or potential effect of netting arrangements on an entity’s financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments. The amendment is to be applied retrospectively for all comparative periods presented and is effective for annual periods beginning after January 1, 2013. The Company does not believe the future adoption of ASU 2011-11 will have a significant impact on the condensed consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of stockholders’ equity and requires the presentation of components of net income and components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The adoption of ASU 2011-05 did not have a significant impact on the condensed consolidated financial statements.

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in GAAP and International Financial Reporting Standards (“IFRS”). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in GAAP and IFRS. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The implementation of ASU 2011-04 did not have a significant impact on the Company’s condensed consolidated financial statements.

NOTE B—REAL ESTATE LOANS

Real estate loans include the following at December 31, 2011:

Borrower	Principal	Accrued Interest and Capitalized Costs	Allowance for loan losses	Total
Venetian Ft. Myers Associates, LLLP (I&II)	$17,531,930	8,883,194	(15,415,124)	$11,000,000

Venetian Ft. Myers Associates, LLLP and Venetian Ft. Myers II Associates, LLLP: The Mezzanine Loan was dated November 30, 2007, bore interest of 15% per annum and was due September 30, 2009, as amended.

Based upon an appraisal of the collateral, the carrying value of the loan to Venetian Ft. Myers Associates, LLLP was $11,000,000 as of December 31, 2011. The $11,000,000 carrying value of the loan at December 31, 2011 approximated the appraised value of the underlying property.

The borrower had been in default and, in accordance with the Company’s rights under the terms of the loan, on February 19, 2012 the Company completed foreclosure proceedings on Venetian Ft. Myers Associates, LLLP and took possession of the underlying property which is considered land held for development. The amount of $11,000,000 is included in land and improvements in the accompanying condensed consolidated balance sheet as of June 30, 2012.

NOTE C— ACQUISITIONS OF MULTIFAMILY APARTMENT COMMUNITIES

During the first six months of 2011, the Company completed two acquisitions of multifamily apartment communities from unrelated sellers. Each acquisition involved the acquisition of the operating real estate, but no management or other business operations were acquired in such acquisitions. The fair value of the net assets acquired and the related purchase price allocation are summarized below.

Fontaine Woods – On May 9, 2011, the Company through BSF Hawthorne Fontaine, LLC, in which BSF Fontaine, LLC owned a 70% ownership interest prior to the recapitalization, acquired Fontaine Woods, a multifamily apartment community located in Chattanooga, Tennessee. Fontaine Woods contains 263 apartment units in 14 two- and three-story garden-style apartment buildings on 52 acres of land. The purchase price of $13,000,000 was comprised of a mortgage note payable of $9,100,000 plus cash of $3,900,000. BSF Hawthorne Fontaine, LLC is a variable interest entity of which, due to the recapitalization transaction, the Company is the primary beneficiary. Accordingly, BSF Hawthorne Fontaine, LLC is consolidated with the Company. From the date of acquisition through June 30, 2011, Fontaine Woods generated revenue of approximately $320,000 and a net loss of approximately $172,000.

Trails of Signal Mountain – On May 26, 2011, the Company through BSF Trails, LLC, acquired Trails of Signal Mountain, a multifamily apartment community located in Chattanooga, Tennessee. Trails of Signal Mountain contains 172 apartment units in 12 two- and three-story garden-style apartment buildings on 7 acres of land. The purchase price of $12,000,000 was comprised of a mortgage note payable of $8,317,000 plus cash of $3,683,000. From the date of acquisition through June 30, 2011, Trails of Signal Mountain generated revenue of approximately $148,000 and a net loss of approximately $110,000.

The revenues and results of operations of these properties are included in the consolidated financial statements starting at the date of acquisition for each respective real estate asset. The following unaudited consolidated pro forma information is presented as if we acquired the preceding properties on January 1, 2011. The information presented below is not necessarily indicative of what the actual results of operations would have been had we completed these transactions on January 1, 2011, nor does it purport to represent our future operations.

Six months ended June 30, 2011
Unaudited pro forma financial information:
Pro forma revenue	$8,442,739
Pro forma net loss	($911,737)

2011 Acquisitions
	Fontaine Woods	Trails of Signal Mountain
Fair Value of Net Assets Acquired	$13,000,000	$12,000,000

Purchase Price	$13,000,000	$12,000,000

Net Assets Acquired/Purchase Price Allocated:
Land	$1,050,000	$700,000
Site Improvements	$962,884	$761,174
Building	$10,144,411	$9,815,346
Furniture & Fixtures	$320,000	$360,000
In Place Leases	$522,705	$363,480

Total	$13,000,000	$12,000,000

Transaction Costs:

Transaction costs in the amount of $815,602 related to the above acquired assets were expensed as incurred during the six months ended June 30, 2011. Included in this amount was $223,110 in fees paid to a related party. There were no acquisitions during the first six months of 2012.

NOTE D—INVESTMENT IN UNCONSOLIDATED JOINT VENTURE

The Company owns 50% of the membership interests of BSF/BR Augusta JF, LLC (the “JV”) which owns 100% of the membership interests BSF/BR Augusta, LLC, a legal entity that was formed for the sole purpose of owning the real property known as The Estates at Perimeter, located in Augusta, Georgia. This multifamily apartment community consists of 240 garden-style apartment units contained in ten three-story residential buildings on approximately 13 acres. An entity that is part of the Company, through its subsidiaries, acquired its interest in this JV in September 2010 for $3,849,468. The carrying value of this investment is $2,946,566 and $2,981,691 at June 30, 2012 and December 31, 2011, respectively. Income (loss) for the six months ended June 30, 2012 and 2011 from the unconsolidated joint venture was $39,234 and $(38,264), respectively. The Company received cash distributions for the six months ended June 30, 2012 and 2011 of $219,877 and $362,405, respectively. Contributions were made to the joint venture during 2012 for $145,518. No contributions were made during the six months ended June 30, 2011.

Following is condensed consolidated financial information of this unconsolidated joint venture for the six months ended June 30, 2012 and 2011:

	Six months ended June 30,
	2012	2011
Revenue	$1,392,809	$1,302,674
Net income (loss)	$78,469	$(76,527)
Share of income (loss) from unconsolidated joint venture activities	$39,234	$(38,264)

NOTE E—MORTGAGE NOTES PAYABLE

As of June 30, 2012 and December 31, 2011, we had total indebtedness of $139,187,559 and $140,297,662, respectively. Borrowings were made through individual property mortgages. The mortgages contain no financial covenants.

On June 1, 2012, the mortgage loan for the Maitland property was extended by 12 months and will mature on April 2, 2013. The interest rate remains at 7% with monthly principal and interest payments of $46,649 with all remaining principal and accrued interest due at maturity. In connection with the extension of the loan, fees of $27,178 were incurred, which were recorded as deferred loan costs and are being amortized over the remaining term of the loan. During the period ended June 30, 2012, approximately $2,265 of these costs were amortized into interest expense.

On June 1, 2012, a mortgage loan secured by the Pointe at Canyon Ridge property was refinanced with a new mortgage loan at a floating rate of 4.75% plus 30 day Libor with a floor of 6%. The new loan totals $26,400,000 and matures on May 31, 2013 with interest payments until maturity. In connection with the refinance of the loan, fees of $715,607 were incurred, which were recorded as deferred loan costs and are being amortized over the remaining term of the loan. During the period ended June 30, 2012, approximately $49,500 of these costs were amortized into interest expense.

In addition, during the six months ended June 30, 2012, the Company incurred $850,440 of loan fees primarily related to the execution of assumption and release agreements for loans previously held by BREF and TSPFI, which were recorded as deferred loan costs and are being amortized over the remaining term of the loan. During the period ended June 30, 2012, approximately $13,145 of these costs were amortized into interest expense.

NOTE F—TRANSACTIONS WITH AFFILIATES

Due From / To Related Parties: Due from related parties as of June 30, 2012 and December 31, 2011 is comprised primarily of a $636,251 promissory note which the Company acquired from BREF. The note was payable to BREF from TSPFI. The note was originated to partially fund the purchase of a property by TSPFI. On June 1, 2012, pursuant to the transaction with Feldman, this receivable was contributed to the Company. The note bears interest at 12% per annum and is due on demand. Due to related parties as of June 30, 2012 and December 31, 2011 is likewise comprised of various non-interest bearing amounts payable to related entities.

Acquisition Fees: Through June 1, 2012, certain entities paid BSF-TSC GP, LLC, a related party, an acquisition fee of 1% of the gross asset cost for each existing project acquired. Certain entities of the Company paid BCOM Investment Manager, LLLP (“Manager”), a related party, an acquisition fee of 1% on the gross asset cost of each operating investment. For development properties, the Company paid a related party an acquisition fee of 1% of the budgeted project costs of the development of applicable real estate investments (50% payable at acquisition and the remainder payable ratably on a monthly basis over the term of the construction or renovation period). During the six months ended June 30, 2012, the Company did not incur any acquisition or development fees to related parties. During the six months ended June 30, 2011, acquisition fees were incurred for a total of $223,110 and are included in acquisition costs in the condensed consolidated statements of operations.

Incentive Fees: Through June 1, 2012, The Manager charged the Company an incentive fee based on the Company’s net book value over the target internal rate of return on investments, as defined in the agreement. During the six months ended June 30, 2012 and 2011, no incentive fees were incurred.

Support Services: During the periods presented through May 31, 2012, an entity under common control provided the Company with certain general and administrative support services, for which the entity under common control allocated costs of approximately $312,000 for the six months ended June 30, 2011 and $207,000 for the five months ended May 31, 2012. Effective June 1, 2012, general and administrative costs are incurred and paid directly by the Company; such costs totaled $262,000 for the month of June 2012. If the Company had paid these expenses directly prior to June 1, 2012, the Company’s historical results of operations may have been different. As a result, the accompanying historical statements of operations may not necessarily be indicative of operations for future periods.

NOTE G—COMMITMENTS AND CONTINGENCIES

Legal Proceedings: The Company may from time to time be involved in legal proceedings arising from the normal course of business. There are no pending or threatened legal proceedings involving the Company and its subsidiaries as of June 30, 2012 and December 31, 2011.

Due to the nature of the Company’s operations, it is possible that existing properties have or properties that the Company will acquire in the future have asbestos or other environmental related liabilities. As of June 30, 2012 and December 2011, the Company is not aware of any claims or potential liabilities that would need to be accrued or disclosed.

Property Management Agreements: The Company has entered into property management agreements with third parties. The property management agreements generally commence at the acquisition date of each multifamily real estate investment and have initial terms of twelve months. At the expiration of the initial terms, the agreements shall continue in effect until terminated by either party upon thirty days’ notice. The agreements provide for monthly management fees that range from 3.0% to 4.0% of gross monthly collections of rent. The total property management fees for the six months ended June 30, 2012 and 2011 were approximately $418,000 and $165,000 and are included in property operating expenses in the accompanying condensed consolidated statements of operations.

Operating Leases: As a result of the purchase of the Beckanna property on October 31, 2011, the Company assumed a non-cancelable operating ground lease. The term of the lease is through March 23, 2055, with the option to extend the lease for five additional ten year periods, from the expiration date of the initial term of the lease. Rent expense incurred under this operating lease amounted to approximately $396,000 for the six months ended June 30, 2012. The payments related to this operating lease are expensed on a straight-line basis and the lease expense is recorded in property operating expenses in the consolidated statements of operations. Also required is recognition of amortization of the Unfavorable Ground Lease Obligation (“Obligation”) over its respective term. Amortization expense for the six months ended June 30, 2012, in the amount of approximately $89,000 is recorded in the condensed consolidated statements of operations in property operations.

The following is a summary of approximate future minimum rentals (including minimum reimbursement of expenses) under the non-cancellable operating lease as well as future amortization of the Obligation as of June 30, 2012:

	Future Rentals	Future Amortization
July to December 2012	$396,000	$91,670
2013	792,000	183,339
2014	792,000	183,339
2015	851,400	183,339
2016	871,200	183,339
Thereafter	55,463,075	6,844,331

	$59,165,675	$7,669,357

The Company leases office space for the Company’s headquarters in Aventura, FL for a total of approximately $181,000 annually, including expenses. Rent expense included in the accompanying statement of operations was $42,000 and $27,000, respectively, for the six months ended June 30, 2012 and 2011.

The following is a summary of approximate future minimum rentals under the non-cancellable operating lease as of June 30, 2012:

Rentals

July to December 2012	$90,627
2013	181,253
2014	66,542

Guarantee: In connection with the recapitalization transaction described above, as a condition to closing, the Company and the Operating Partnership were required to become co-guarantors (and, with respect to certain properties, co-environmental indemnitors) on certain outstanding mortgage indebtedness related to the contributed properties in order to replace, and cause the release of, TSPFI and BREF as the guarantors and environmental indemnitors under the existing guarantees and environmental indemnity agreements, as applicable. The Company’s position as a co-guarantor and co-indemnitor with respect to the contributed properties could result in partial or full recourse liability to the Company or the Operating Partnership in the event of the occurrence of certain prohibited acts set forth in such agreements.

In addition, the Company and the Operating Partnership have guaranteed a portion of a construction loan of a related party for up to $3 million. The Company has determined that the probability of having to perform under this guarantee is remote and the value related to this guarantee is considered de minimus. Our guarantee is in effect for the duration of the loan which matures on March 11, 2014.

NOTE H –STOCKHOLDERS’ EQUITY

The following table presents the Company’s issued and outstanding preferred stock and preferred OP units as of June 30, 2012 and December 31, 2011:

Preferred stock and preferred units

	Optional Redemption Date	Cumulative Annual Dividend	Outstanding at June 30, 2012	Outstanding at December 31, 2011
Class A Preferred Stock, cumulative redeemable, liquidation preference $100.00 per share plus all accumulated, accrued and unpaid dividends (if any), 173,326 and 0 shares outstanding at June 30, 2012 and December 31, 2011, respectively	June 2019	(1)	$17,363,221	—

Class B Preferred OP Units, cumulative redeemable, liquidation preference $100.00 per share plus 3% per annum of the liquidation preference per unit, which accrues annually, and any unpaid distributions, 98,304 and 0 units outstanding at June 30, 2012 and December 31, 2011, respectively	June 2014	(2)	$9,838,180	—

Class C Preferred OP Units, cumulative redeemable, liquidation preference $100.00 per share plus 3% per annum of the liquidation preference per unit, which accrues annually, and any unpaid distributions, 98,304 and 0 units outstanding at June 30, 2012 and December 31, 2011, respectively	June 2015	(2)	$9,843,059	—

			$37,044,460

(1)	Cumulative cash dividend at the rate of 1% of the liquidation preference, which increases by 1% on each of the third and fourth anniversaries after issuance
(2)	Cumulative annual cash distribution equal to 1.5% of the liquidation preference per share, payable quarterly, if declared.

Class A Preferred Stock

The Class A preferred stock ranks senior in preference to the Company’s common stock with respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding up. The Class A preferred stock ranks junior to any class or series of stock the terms of which specifically provide that the holders thereof are entitled to receive dividends or amounts distributable upon liquidation, dissolution or winding up of the Company in preference or priority to the holders of the Class A preferred stock. The Class A preferred stock ranks on a parity with any class or series of stock the terms of which specifically provide that the holders thereof are entitled to receive dividends or amounts distributable upon liquidation, dissolution or winding up of the Company without preference or priority of one over the other.

The Class A preferred stock is convertible into common stock of the Company at such time as the last of the properties contributed to the REIT to be developed and opened for occupancy shall have attained 90% physical occupancy. Class B and Class C OP units are convertible into common OP units on or after the first and second anniversaries of the date of issuance, respectively (i.e., June 1, 2013 and June 1, 2014).

The Class A preferred stock and the preferred B and C OP units do not have voting rights.

Common OP Units

A total of 81,919,848 common OP units were issued in connection with the June 1, 2012 recapitalization. The common OP units are redeemable at the option of the holder at any time after June 1, 2013 for a cash price per common OP unit equal to the average closing price of the common stock for the 20 trading days prior to the delivery of the notice of redemption by the holder (or, in the absence of such trading on a securities exchange, the average bid/ask prices as quoted at the end of the trading day in an interdealer market), or, at the Company’s election, for shares of common stock on a one-for-one basis. Such cash or stock settlement is adjusted for any dilution in the Company’s common stock during the holding period. Holders of common OP units have limited voting rights, as set forth in the agreement of limited partnership.

No common OP units, preferred stock or preferred OP units were redeemed during the six months ended June 30, 2012 and June 30, 2011. The Class A preferred stock is redeemable on or after the 7th anniversary of issuance, i.e. on June 1, 2019. The preferred B and C OP units are redeemable one year after first becoming convertible, i.e. on June 1, 2014 and June 1, 2015, respectively. To the extent the redemption of the above equity instruments is not solely within the Company’s control, the Company has classified the shares or units as temporary equity in the condensed consolidated balance sheets.

Redemption of Noncontrolling interests

On June 1, 2012, four of the Company’s property owning subsidiaries entered into an agreement with the noncontrolling interest holder of such subsidiaries for the purchase of the noncontrolling interest for total consideration of $7,652,000. The consideration is payable 2/3 on September 15, 2012 and 1/3 on December 31, 2012. The agreement specifies that late payments will be subject to interest at monthly rates ranging from 1.5% to 2.5%. The scheduled payments due on September 15 were not made on September 15 and started to accrue interest on that date. The total payable of $7,652,000 has been recorded as a liability in the accompanying June 30, 2012 condensed consolidated balance sheet and the excess of the consideration paid over the carrying amount of the noncontrolling interests acquired of $2,547,000, has been recorded as a reduction of additional paid-in capital and is included in effects of changes in ownership for consolidated entities in the condensed consolidated statements of stockholders’ equity. In addition, the Company redeemed other noncontrolling interests which increased total paid-in capital for a total of $884,258.

Stock subscription

In May 2012, the Company entered into stock subscription agreements with 13 investors (including the Chief Executive Officer and certain directors) for the purchase of an aggregate of 26,750,000 shares of common stock at $0.10 per share, for a total of $2,675,000. The cash was received from the investors from the end of June 2012 to the beginning of July 2012 and the shares were issued in August 2012. The shares issued pursuant to the private placement are unregistered and subject to restrictions regarding their transfer. The shares were recorded to additional paid-in capital for $2,675,000 with an offsetting amount of $500,000 included in Stock Subscription Receivable.

NOTE I – INCOME TAXES

We have maintained and intend to maintain our election as a REIT under the Internal Revenue Code of 1986, as amended. In order for us to continue to qualify as a REIT we must meet a number of organizational and operational requirements, including a requirement to distribute annual dividends to our stockholders equal to a minimum of 90% of our REIT taxable income, computed without regard to the dividends paid deduction and our net capital gains. As a REIT, we generally will not be subject to federal income tax on our taxable income at the corporate level to the extent such income is distributed to our stockholders annually. If our taxable income exceeds our dividends in a tax year, REIT tax rules allow us to designate dividends from the subsequent tax year in order to avoid current taxation on undistributed income. If we fail to qualify as a REIT in any taxable year, we will be subject to federal and state income taxes at regular corporate rates, including any applicable alternative minimum tax. In addition, we may not be able to re-qualify as a REIT for the four subsequent taxable years. Historically, we have incurred only non-income based state and local taxes. Our Operating Partnership is a flow-through entity and is not subject to federal income taxes at the entity level.

We have provided for non-income based state and local taxes in the condensed consolidated statement of operations for the six months ended June 30, 2012. Prior to June 1, 2012 the Company operated solely through partnerships which were flow through entities and were not subject to federal income taxes at the entity level. Other tax expense has been recognized related to entity level state and local taxes on certain ventures.

The Company accounts for the uncertainty in income taxes in accordance with GAAP, which requires recognition in the financial statements of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following a tax audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company applied this guidance to its tax positions for the six months ended June 30, 2012. The Company has no material unrecognized tax benefits and no adjustments to its financial position, results of operations or cash flows were required. The Company recognizes accrued interest and penalties related to uncertain tax positions, if any, as income tax expense.

NOTE J —SUBSEQUENT EVENTS

Sale of Mill Creek

On August 28, 2012, the Company entered into a Purchase and Sale Agreement to sell its ownership interest in the Mill Creek property for $27,500,000, including the assumption by the buyer of a mortgage for $19,100,000. The decision to sell this property was made in July 2012.

Acquisition

On August 10, 2012, the Company entered into a definitive purchase and sale agreement to acquire a property in the amount of $22.4 million. The acquisition is expected to close before December 31, 2012.

Sunnyside Loan

On October 2, 2012, BSP/Sunnyside, LLC (“Sunnyside”) executed a Settlement Stipulation, which provides Sunnyside or its related party assignee the option, for a non-refundable fee of $150,000, to acquire its delinquent loan (with a principal balance of $4,497,031 as of June 30, 2012) from its lender within 120 days for the net amount of $1,450,000, after a credit of the $150,000 paid for the option. If the option is exercised within 120 days, the lender will not take any further legal action to enforce the note and mortgage. If the closing does not occur within 120 days, Sunnyside stipulates to the entry of a final judgment of foreclosure. On October 2, 2012, Sunnyside assigned the option to the Company.

Other Subsequent Events

The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through November 9, 2012, the date the financial statements were available to be issued. Other than the items mentioned above, there were no events requiring disclosure or adjustment to the consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders of

Trade Street Residential, Inc.

We have audited the accompanying consolidated balance sheet of Trade Street Residential, Inc. and subsidiaries (the “Company”) as of December 31, 2011, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year then ended. Our audit of the basic consolidated financial statements included the financial statement schedule referenced in the Index to the Financial Statements on page F-1 of this Form S-11. These financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Trade Street Residential, Inc. and subsidiaries as of December 31, 2011, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Grant Thornton LLP

Miami, Florida

November 9, 2012

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders of

Trade Street Residential, Inc.

We have audited the accompanying consolidated balance sheet of Trade Street Residential, Inc. and subsidiaries (the “Company”) as of December 31, 2010, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Trade Street Residential, Inc. and subsidiaries, as of December 31, 2010, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Berkowitz Pollack Brant

Miami, Florida

November 9, 2012

TRADE STREET RESIDENTIAL, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2011	2010
ASSETS:
Real estate:
Land and improvements	$61,931,909	$45,661,951
Building and improvements	147,206,928	69,526,341
Furniture, fixtures, and equipment	7,504,145	2,539,109

	216,642,982	117,727,401
Less accumulated depreciation	(4,951,207)	(1,453,008)

Net investment in properties	211,691,775	116,274,393

Real estate loans:
Mezzanine loan including accrued interest receivable	26,415,124	26,355,663
Allowance for loan losses	(15,415,124)	(15,355,663)

Real estate loans, net	11,000,000	11,000,000

Real estate, net	222,691,775	127,274,393

Other assets:
Cash and cash equivalents	1,069,066	2,039,747
Restricted cash and lender reserves	3,866,108	2,981,067
Tenant receivables	106,965	16,390
Intangible asset - In place leases, net of accumulated amortization of $2,743,000 and $607,000, respectively	1,745,900	634,994
Investment in unconsolidated joint venture	2,981,691	3,536,416
Deferred financing costs, net of accumulated amortization of $307,000 and $153,000, respectively	1,640,490	637,505
Due from related parties	636,146	323,465
Prepaid expenses and other assets	461,491	157,575

	12,507,857	10,327,159

TOTAL ASSETS	$235,199,632	$137,601,552

LIABILITIES AND STOCKHOLDERS’ EQUITY

LIABILITIES:
Mortgage notes payable	$140,297,662	$76,894,280
Unfavorable ground lease obligation	7,853,026	—
Accrued interest payable	385,029	241,984
Accounts payable and accrued expenses	1,749,184	549,067
Due to related parties	103,509	3,485
Security deposits and deferred rent	474,122	191,743

TOTAL LIABILITIES	150,862,532	77,880,559

Commitments & contingencies	—	—

STOCKHOLDERS’ EQUITY:
Common stock, $0.01 par value per share; 1,000,000,000 authorized, 14,442,537 and 14,442,537 shares issued and outstanding	144,425	144,425
Additional paid-in-capital	108,159,737	86,769,059
Accumulated deficit	(31,117,094)	(27,276,993)

TOTAL STOCKHOLDERS’ EQUITY - TRADE STREET RESIDENTIAL, INC.	77,187,068	59,636,491
Noncontrolling interests	7,150,032	84,502

TOTAL STOCKHOLDERS’ EQUITY	84,337,100	59,720,993

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$235,199,632	$137,601,552

The accompanying notes are an integral part of these consolidated financial statements.

TRADE STREET RESIDENTIAL, INC

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31,
	2011	2010

REVENUE:

Rental revenue	$15,290,639	$6,708,194

Advisory fees	1,080,271	1,228,322

TOTAL REVENUE	16,370,910	7,936,516

OPERATING EXPENSES:
Property operations	5,410,875	2,396,927
Real estate taxes and insurance	2,120,305	865,574
General and administrative	699,389	528,312
Depreciation and amortization	5,843,615	1,970,212
Asset impairment losses	413,726	736,414
Provision for loan losses	59,461	587,999
Acquisition costs	970,788	553,246
Acquisition fees - related parties	891,282	548,496

TOTAL OPERATING EXPENSES	16,409,441	8,187,180

LOSS FROM OPERATIONS	(38,531)	(250,664)

OTHER INCOME (EXPENSE), NET:
Interest income	5,738	11,337
Interest expense	(3,808,844)	(1,946,157)

TOTAL OTHER EXPENSE, NET	(3,803,106)	(1,934,820)

LOSS BEFORE INCOME (LOSS) FROM UNCONSOLIDATED JOINT VENTURE	(3,841,637)	(2,185,484)

Income (loss) from unconsolidated joint venture	43,381	(321,075)

NET LOSS	(3,798,256)	(2,506,559)

NONCONTROLLING INTERESTS	377,330	4,908

NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS OF TRADE STREET RESIDENTIAL, INC.	$(3,420,926)	$(2,501,651)

Earnings per common share - basic	$(0.24)	$(0.17)
Earnings per common share - diluted	$(0.24)	$(0.17)

Weighted average number of shares - basic	14,442,537	14,442,537
Weighted average number of shares - diluted	14,442,537	14,442,537

The accompanying notes are an integral part of these consolidated financial statements.

TRADE STREET RESIDENTIAL, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

	Common stock		Additional paid-in capital	Accumulated deficit	Noncontrolling interest	Total stockholders’ equity
	Share	Amount

Balance, December 31, 2009	14,442,537	$144,425	$62,202,732	$(24,039,606)	$89,410	$38,396,961

Contributions	—	—	25,913,622	—	—	25,913,622

Distributions	—	—	(1,347,295)	(735,736)	—	(2,083,031)

Net Loss	—	—		(2,501,651)	(4,908)	(2,506,559)

Balance, December 31, 2010	14,442,537	144,425	86,769,059	(27,276,993)	84,502	59,720,993

Contributions	—	—	27,731,352	—	7,618,823	35,350,175

Distributions	—	—	(6,340,674)	(419,175)	(175,963)	(6,935,812)

Net Loss				(3,420,926)	(377,330)	(3,798,256)

Balance, December 31, 2011	14,442,537	$144,425	$108,159,737	$(31,117,094)	$7,150,032	$84,337,100

The accompanying notes are an integral part of these consolidated financial statements.

TRADE STREET RESIDENTIAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31
	2011	2010
Cash flows from operating activities:
Net loss	$(3,798,256)	$(2,506,559)

Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	5,843,615	1,970,212
Asset impairment losses	413,726	736,414
Increase in allowances for loan losses	59,461	587,999
(Loss) income of unconsolidated joint venture	(43,381)	321,075
Amortization of unfavorable ground lease obligation	(30,557)	—
Amortization of deferred loan costs	153,446	74,940

Net changes in assets and liabilities:
Restricted cash and lender reserves	(885,041)	42,398
Tenant receivables	(90,575)	9,007
Prepaid expenses and other assets	(303,916)	194,134
Accounts payable and accrued expenses	1,343,162	379,567
Due to related parties	100,024	(149,002)
Security deposits and deferred rent	282,379	96,347

Net cash provided by operating activities	3,044,087	1,756,532

Cash flows from investing activities:
Investment in unconsolidated joint venture	—	(3,857,491)
Cash distributions received from unconsolidated joint venture	598,106	—
Purchase of operating properties	(28,443,000)	(18,112,999)
Advances under mezzanine loans	(59,461)	(87,999)
Purchase of real estate assets	(2,642,045)	(1,285,268)

Net cash used in investing activities	(30,546,400)	(23,343,757)

Cash flows from financing activities:
Due from related parties	(2,314,620)	(716,219)
Payments under mortgage financing	(413,618)	(154,732)
Payments of deferred loan costs on new loans	(1,156,431)	(352,222)
Contributions from noncontrolling interest	7,618,823	—
Distributions to partners and members	(4,757,911)	(1,649,832)
Distribution to noncontrolling interest	(175,963)	—
Capital contributions from partners and members	27,731,352	25,913,622

Net cash provided by financing activities	26,531,632	23,040,617

Net change in cash and cash equivalents	(970,681)	1,453,392
Cash and cash equivalents at beginning of year	2,039,747	586,355

Cash and cash equivalents at end of year	$1,069,066	$2,039,747

Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for interest, net of capitalized interest of $335,000 and $351,000, respectively	$3,330,799	$1,558,054

Non-Cash Investing and Financing Activities:
Note payable issued as consideration for purchase of business	$63,817,000	$34,912,000
Accrual of Class B Current Return	$11,719	$—
Non cash distribution of accounts receivables to partners and members	$2,001,939	$433,399

The accompanying notes are an integral part of these consolidated financial statements.

TRADE STREET RESIDENTIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE A—NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Trade Street Residential, Inc. (the “Company,” the “Registrant,” “TSRI,” “we,” “us” or “our”) is the surviving legal entity of the reverse recapitalization transaction that occurred on June 1, 2012, as described below. The financial statements as of and for the years ended December 31, 2011 and 2010 reflect the combination of certain real estate entities and management operations, which is referred to herein as the “Trade Street Company,” that were contributed to the Company in a reverse recapitalization transaction (the “recapitalization”). The Trade Street Company includes certain subsidiaries of Trade Street Property Fund I, LP (“TSPFI”) and BCOM Real Estate Fund, LLC (“BREF”), as well as TS Manager, LLC, Trade Street Property Management, LLC and Trade Street Investment Adviser, LLLP (“Adviser”). During all periods presented in the accompanying consolidated financial statements up to June 1, 2012, the entities comprising Trade Street Company were under common control with Trade Street Capital, LLC (“Trade Street Capital”), a real estate investment and management company owned and controlled by Michael D. Baumann.

The Company is engaged in the business of acquiring, owning, operating and managing conveniently located, garden-style and mid-rise apartment communities in mid-sized cities and suburban markets of larger cities primarily in the southeastern United States, including Texas.

As of December 31, 2011, the Company’s primary assets consist of 12 multifamily rental real estate properties, two development properties, one mezzanine loan on an additional real estate development property, and an investment in an unconsolidated joint venture which holds an additional operating property. Substantially all of the Company’s revenues were derived from rents received from residents in its apartment communities. The Company also derived a smaller portion of its revenues from fees earned from serving as an adviser to affiliates and other third parties with respect to real estate assets. The Company, through its affiliates, actively manages the acquisition and operations of its real estate investments. Historically, the Company, through its affiliates, also entered into management agreements relating to the management of the operations of certain of its real estate investments.

On June 1, 2012, Trade Street Capital, TSPFI and BREF completed a recapitalization transaction with Feldman Mall Properties, Inc. (“Feldman”), a Maryland corporation that has qualified and has elected to be taxed as a Real Estate Investment Trust (“REIT”) for U.S. federal income tax purposes. Immediately prior to the recapitalization transaction, Feldman held a single land asset having minimal value. In the recapitalization, Feldman acquired certain contributed apartment assets in exchange for shares of common and preferred stock in Feldman and common and preferred units in Trade Street Operating Partnership, LP, a newly formed operating partnership (the “Operating Partnership”) that at the time of the recapitalization transaction was wholly-owned by Feldman and a wholly-owned subsidiary of Feldman. Immediately following consummation of the recapitalization, TSPFI and BREF collectively owned more than 98% of the outside voting stock of Feldman. For accounting purposes, the Trade Street Company was deemed to be the acquirer in the recapitalization transaction, although Feldman was the surviving entity in the transaction (Note I). Subsequent to the recapitalization transaction, Feldman changed its name to Trade Street Residential, Inc. (the “Registrant”) and is seeking to effect a public offering of its common stock.

TSPFI and BREF have other assets and ownership interests that were not contributed to the Registrant in the recapitalization transaction and, therefore, these financial statements are not intended to represent the consolidated financial position, or results of operations, of TSPFI and BREF but rather, that of the Company.

Summary of Significant Accounting Policies

Basis of Presentation: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and represent the assets and liabilities and operating results of the Company. All significant intercompany balances and transactions have been eliminated in these consolidated financial statements.

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of the Company, which includes the Adviser, Trade Street Property Management, LLC, TS Manager, LLC and subsidiaries of BREF and TSPFI that were contributed directly to the Registrant or the Operating Partnership in the recapitalization transaction. Each subsidiary of TSPFI and BREF that was so contributed holds interests in real estate but does not conduct any operations.

Those subsidiaries include JLC/BUSF Associates, LLC, LLC, BSF-Mill Creek, LLC, BSF-Lakeshore, LLC, BSF-Arbors River Oaks, LLC, BSF/BR Augusta JV, LLC, BSF Hawthorne Fontaine, LLC, BSF Trails, LLC, Post Oak JV, LLC, Merce Partners, LLC, Beckanna Partners, LLC, Fox Partners, LLC, River Oaks Partners, LLC, BREF Maitland, LLC, BREF-Masters Cove, LLC, BREF/Midlothian, LLC and BREF Venetian, LLC. Certain of the subsidiaries were not wholly owned by TSPFI or BREF, resulting in noncontrolling interests. Income (loss) allocations, if any, to noncontrolling interests include the pro-rata share of such subsidiaries’ net real estate income (loss). All significant intercompany balances and transactions are eliminated in consolidation.

Under Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 810, “Consolidation,” when a reporting entity is the primary beneficiary of an entity that is a variable interest entity as defined in FASB ASC 810, the variable interest entity must be consolidated into the financial statements of the reporting entity. The determination of the primary beneficiary requires management to make significant estimates and judgments about rights, obligations, and economic interests in such entities as well as the same of the other owners. A primary beneficiary has both the power to direct the activities that most significantly impact the variable interest entity, and the obligation to absorb losses and the right to receive benefits from the variable interest entity. Several entities that qualify as variable interest entities are consolidated herein, as the Company is the primary beneficiary of those entities (Note D).

Unconsolidated joint ventures in which the Company does not have a controlling interest but exercises significant influence, including BSF/BR Augusta JV, LLC, an unconsolidated joint venture in which an unaffiliated entity owns a 50% interest, are accounted for using the equity method, under which the Company recognizes its proportionate share of the joint venture’s earnings and losses.

Use of Estimates: The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in these consolidated financial statements and accompanying notes. While management believes that the estimates used are reasonable, actual results could differ from the estimates.

Acquisition of Real Estate Assets: The Company has accounted for acquisitions of its real estate assets, consisting of multifamily apartment communities rented to residents and land held for future development, as business combinations in accordance with current accounting standards. Estimates of future cash flows and other valuation techniques are used to allocate the purchase price of each acquired real estate asset between land, buildings, building improvements, equipment, identifiable intangible assets and other assets and liabilities. The acquisition of a multifamily apartment community typically qualifies as a business combination.

The Company has allocated the cost of acquisitions of real estate assets to assets acquired and liabilities assumed based on estimated fair values. The purchase price is allocated to land, building, improvements, leasing costs, intangibles such as in-place leases, and to current assets and liabilities acquired, if any. The value allocated to in-place leases is amortized over the related remaining lease term (typically 6 months) and reflected in depreciation and amortization in the consolidated statements of operations.

Transaction costs related to the acquisition of a real estate asset, such as broker fees, transfer taxes, legal, accounting, valuation, and other professional and consulting fees, are expensed as incurred and are included in the consolidated statements of operations.

Investment in Real Estate: Real estate investments are stated at the lower of cost less accumulated depreciation or fair value, if deemed impaired, as described below. Depreciation on real estate is computed using the straight-line method over the estimated useful lives of the related assets, generally 35 to 40 years for buildings and long-lived improvements and 5 to 7 years for furniture, fixtures and equipment. Ordinary repairs and maintenance costs are expensed. Significant improvements, renovations and replacements that extend the life of the assets are capitalized and depreciated over their estimated useful lives.

Construction and improvement costs incurred in connection with the development of new properties or the redevelopment of existing properties are capitalized to the extent the total carrying value of the property does not exceed the estimated net realizable value of the completed property. Capitalization of these costs begins when the activities and related expenditures commence and ceases when the project is substantially complete and ready for its intended use, at which time the project is placed in service and depreciation commences. Real estate taxes, construction costs, insurance, and interest costs incurred during construction periods are capitalized. Capitalized interest costs are based on qualified expenditures and interest rates in place during the construction period. During 2011 and 2010, interest costs of approximately $335,000 and $351,000, respectively, were capitalized primarily related to the Maitland property. Capitalized real estate taxes and interest costs are amortized over periods which are consistent with the constructed assets.

The Company periodically enters into agreements for the acquisition of properties. Each acquisition is subject to satisfactory completion of due diligence and, in the case of property acquired under development, completion of the project. On occasion, after completion of due diligence, management may decide not to complete a transaction. Pre-development costs, which generally include legal and professional fees and other directly related third-party costs, are capitalized as part of the property being developed. In the event a development is no longer deemed to be probable, the costs previously capitalized are expensed. No such costs were expensed during the years ended December 31, 2011 and 2010.

Impairment of Real Estate Assets: The Company evaluates its real estate assets when events or circumstances indicate that the carrying amounts of such assets may not be recoverable. The Company assesses the property's recoverability by comparing the carrying amount of the property to our estimate of the undiscounted future operating cash flows expected to be generated over the holding period of the asset including its eventual disposition. If the carrying amount exceeds the aggregate undiscounted future operating cash flows, an impairment loss is recognized to the extent the carrying amount exceeds the estimated fair value of the property. For real estate owned through unconsolidated real estate joint ventures or other similar real estate investment structures, at each reporting date we compare the estimated fair value of our real estate investment to the carrying value, and record an impairment charge to the extent the fair value is less than the carrying amount and the decline in value is determined to be other than a temporary decline.

Real Estate Loans (Note C): The Company has an investment in a real estate loan comprised of a mezzanine loan on a development property. An allowance for losses on real estate loans receivable equal to the estimated uncollectible amount is recorded based on historical experience and review of the current status of the Company’s outstanding real estate loan. The mezzanine loan is secured by the equity interest of the borrower rather than the underlying real estate.

Investments in real estate loans are classified as impaired when, in the opinion of management, and through review of independent appraisals, there is reasonable doubt as to the timely collection of principal and interest. The Company ceases accruing interest on real estate loans that are classified as impaired. The carrying value, if classified as impaired, is reduced to its net realizable value and an allowance for loan losses is recognized. At December 31, 2011 and 2010, respectively, the Company has recorded allowances for loan losses of $15,415,124 and $15,355,663, (of which $59,461 and $587,999 was recorded during the years ended December 31, 2011 and 2010, respectively) in order to report the mezzanine loan and related accrued interest receivable at its net realizable value at these dates (Note C). No related capitalized fees were expensed during the years ended December 31, 2011 and 2010.

Cash and Cash Equivalents: We classify highly liquid investments with an original maturity of three months or less as cash equivalents. The Company maintains its cash (including restricted cash) in bank deposit accounts and may at times maintain balances in excess of federal insured limits.

Restricted Cash and Lender Reserves: Restricted cash consists of escrow accounts for real estate taxes and insurance and restricted cash reserves for capital improvements and repairs on certain properties. As improvements and repairs are completed, related costs incurred by the Company are funded from these reserve accounts. Restricted cash also includes cash held in escrow accounts by mortgage companies on behalf of the Company for payment of property taxes and insurance.

Revenue Recognition and Tenant Receivables: Revenues and tenant receivables are recorded when earned. Residential properties are leased under operating leases with terms of generally one year or less. Rental income is recognized when earned on a straight-line basis. A provision for losses on tenant receivables equal to the estimated uncollectible amounts is recorded. This estimate is based on historical experience and review of the current status of receivables. Reserve for losses on tenant receivables as of both December 31, 2011 and 2010 was $0.

Sales of real estate property occur through the use of a sales contract where gains or losses from real estate property sales are recognized upon closing of the sale. The Company uses the accrual method and recognizes gains or losses on the sale of its properties when the earnings process is complete, we have no significant continuing involvement and the collectability of the sales price and additional proceeds is reasonably assured, which is typically when the sale of the property closes.

Operating Expenses: Operating expenses associated with the rental property include costs to maintain the property on a day to day basis as well as any utility costs, real estate taxes and insurance premiums. Operating expenses are recognized as incurred.

Noncontrolling Interests: The Company through wholly-owned subsidiaries enters into operating agreements with third parties in conjunction with the acquisition of certain properties. We record these noncontrolling interests at their historical cost, adjusting the basis prospectively for their share of the respective consolidated investments' net income or loss or equity contributions and distributions. These noncontrolling interests are not redeemable by the equity holders and are presented as part of permanent equity. Income and losses are allocated to the noncontrolling interest holders based on their economic ownership percentage.

Contributions, Distributions and Allocation of Income/Loss: The entities that are part of the Company are limited liability companies and a limited liability partnership. The allocations of income and loss, and the provisions governing contributions to and distributions from these entities, are governed by their respective operating agreements.

Fair Value Measurements: GAAP defines fair value as the price that would be received upon the sale of an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company assumptions that market participants would use in pricing the asset or liability and are based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1: Observable inputs, such as quoted market prices in active markets for the identical asset or liability that are accessible at the measurement date.

Level 2: Inputs, other than quoted market prices included in Level 1, that are observable either directly or indirectly for the asset or liability.

Level 3: Unobservable inputs that reflect the entity’s own assumptions about the exit price of the asset or liability. Unobservable inputs may be used if there is little or no market data for the asset or liability at the measurement date.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following table sets forth by level, within the fair value hierarchy, the Company’s assets measured at fair value on a non-recurring basis as of December 31, 2011:

	Level 1	Level 2	Level 3	Total

Oak Reserve at Winter Park	$—	$—	$11,319,744	$11,319,744
Venetian	—	—	11,000,000	11,000,000
Maitland	—	—	10,000,000	10,000,000
Midlothian Town Center-East	—	—	8,160,000	8,160,000

Total assets at fair value	$—	$—	$40,479,744	$40,479,744

The following table sets forth by level, within the fair value hierarchy, the Company’s assets measured at fair value on a non-recurring basis as of December 31, 2010:

	Level 1	Level 2	Level 3	Total

Oak Reserve at Winter Park	$—	$—	$12,100,000	$12,100,000
Venetian	—	—	11,000,000	11,000,000
Maitland	—	—	9,660,000	9,660,000
Midlothian Town Center-East	—	—	8,000,000	8,000,000

Total assets at fair value	$—	$—	$40,760,000	$40,760,000

Fair Value of Financial Instruments: The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, restricted cash and lender reserves, tenant receivables, amounts due from related parties, accounts payable, accrued expenses, amounts due to related parties and security deposits approximate their fair values due to the short-term nature of these items.

There is no material difference between the carrying amounts and fair values of mortgage notes payable as interest rates and other terms approximate current market rates and terms for similar types of debt instruments available to the Company (Level 2).

Disclosures about the fair value of financial instruments are based on pertinent information available to management as of December 31, 2011 and 2010.

Intangible Assets: The Company allocates the purchase price of acquired properties to net tangible and identified intangible assets based on relative fair values. Fair value estimates are based on information obtained from a number of sources, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective property and other market data. The value of in-place leases is based on the difference between (i) the property valued with existing in-place leases adjusted to market rental rates and (ii) the property valued “as-if” vacant. As lease terms are typically one year or less, rates on in-place leases generally approximate market rental rates. Factors considered in the valuation of in-place leases include an estimate of the carrying costs during the expected lease-up period considering current market conditions, nature of the tenancy, and costs to execute similar leases. Carrying costs include estimates of lost rentals at market rates during the expected lease-up period, as well as marketing and other operating expenses. The value of in-place leases is amortized over the remaining initial term of the respective leases, generally less than one year. The purchase price of property acquisitions is not expected to be allocated to tenant relationships, considering the terms of the leases and the expected levels of renewals. Amortization expense for in-place leases was approximately $2,136,000 and $607,000 for the years ended December 31, 2011 and 2010, respectively. Intangible assets, net of amortization, are itemized on the accompanying consolidated balance sheets and the amortization of intangible assets is included in depreciation and amortization expense in the accompanying consolidated statements of operations. See Note B for a detailed discussion of the property acquisitions completed during 2011 and 2010.

All remaining unamortized in-place leases will be fully amortized during fiscal 2012.

Deferred Financing Costs: Deferred financing costs are amortized over the terms of the related debt obligations, using the straight-line method which approximates the effective interest method. If the debt obligations are paid down prior to their maturity, the related unamortized loan costs are charged to operations. Deferred financing costs added during 2011 and 2010 were $1,156,000 and $352,000, respectively. There were no write-offs in 2011 or 2010.

For the years ended December 31, 2011 and 2010, deferred financing costs of approximately $153,000 and $75,000, respectively, were amortized and included in interest expense on the consolidated statements of operations. Estimated amortization of deferred financing costs for each of the next five years and thereafter is as follows:

Year Ending December 31,

2012	$266,150
2013	266,150
2014	266,150
2015	250,489
2016	187,921
Thereafter	403,630

$1,640,490

Income Taxes: No provision has been made for income taxes since all of the Company’s operations are held in pass-through entities and accordingly the income or loss of the Company is included in the individual income tax returns of the members.

For certain entities that are part of the Company, tax returns are open for examination by federal and state tax jurisdictions for the years 2008 through 2011. Because many types of transactions are susceptible to varying interpretations under federal and state income tax laws, the amounts reported in the accompanying consolidated financial statements may be subject to change at a later date upon final determination by the respective taxing authorities. No such examination is presently in progress.

For certain entities that are part of the Company, accounting for the uncertainty in income taxes is handled in accordance with GAAP, which requires recognition in the financial statements of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following a tax audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company applied this guidance to its tax positions for the years ended December 31, 2011 and 2010. The Company has no material unrecognized tax benefits and no adjustments to its financial position, results of operations or cash flows were required. The Company recognizes accrued interest and penalties related to uncertain tax positions, if any, as income tax expense.

Commitments and Contingencies: The Company may from time to time be involved in legal proceedings arising from the normal course of business. There are no pending or threatened legal proceedings as of December 31, 2011 and 2010.

Due the nature of the Company’s operations, it is possible that existing properties have or properties that the Company will acquire in the future have asbestos or other environmental related liabilities. As of December 31, 2011 and 2010, the Company is not aware of any claims or potential liabilities that would need to be accrued or disclosed.

Risks and Uncertainties: The Company’s investments in real estate are subject to various risks, including the risks associated with the general economic climate. Due to the level of risk associated with real estate investments, it is at least reasonably possible that changes in their values will occur in the near term and, that such changes could materially affect the amounts reported in the consolidated financial statements.

Recent disruptions in the global capital, credit and real estate markets have led to, among other things, a significant decrease in the fair value of many real estate and mortgage-related investments, as well as a tightening of short- and long-term funding sources. The Company cannot presently determine the full extent to which current market conditions will affect it or the volatility of the markets in which it operates. If difficult conditions continue, the Company may experience tightening of liquidity due to repayment of existing debt, erosion of the fair value of its assets, as well as challenges in obtaining investment financing. The decision by investors and lenders to enter into transactions with the Company will depend upon a number of factors, such as the Company’s historical and projected financial performance, industry and market trends, the availability of capital and investors, lenders’ policies, future interest rates, and the relative attractiveness of alternative investment or lending opportunities compared to other investment vehicles.

Future changes in market trends and conditions may occur which could cause actual results to differ materially from the estimates used in preparing the accompanying consolidated financial statements.

The Company is subject to the following risks in the course of conducting its business activities:

Development Risk: Development risk arises from the possibility that developed properties will not be sold or leased or that costs of development will exceed the original estimate resulting in lower than anticipated or uneconomic returns from such developments. Due to the extended length of time between the inception of a project and its ultimate completion, a well-conceived project may, as a result of the financial markets, investor sentiment, economic or other conditions prior to its completion, become an economically unattractive investment.

Investment and Financing Risk: The Company’s debt contains mortgage notes that carry variable interest rates exposing the Company to interest rate risk (Note F).

Liquidity Risk: Liquidity risk is the risk that the Company will not have sufficient funds available to meet its operational requirements and investing plans. The primary source of liquidity is net operating income from its rental properties which is used as working capital and to fund capital expenditure requirements. The Company regularly monitors and manages its liquidity to ensure access to sufficient funds. Access to funding is achieved through mortgage financing, credit markets, sales of existing properties and cash reserves.

Credit Risks: The Company is exposed to credit risk in that tenants may be unable to pay the contracted rents. Management mitigates this risk by carrying out appropriate credit checks and related due diligence on prospective tenants.

Concentrations of Risk: The Company maintains its cash (including restricted cash) in bank deposit accounts and may at times maintain balances in excess of federally insured limits.

Recent Accounting Pronouncements: In December 2011, the FASB issued ASU 2011-12 in order to defer only those changes in Update 2011-05 that relate to the presentation of reclassification adjustments. No other requirements in ASU 2011-05 were affected by this Update, including the requirement to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. ASU 2011-12 is effective for us in fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company does not believe the future adoption of ASU 2011-12 will have a significant impact on the Company’s consolidated financial statements.

In December 2011, the FASB issued ASU 2011-11, Balance Sheet Disclosures relating to Offsetting Assets and Liabilities. The amendments will enhance disclosures required by GAAP by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with either ASC 210-20-45 or ASC 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either ASC 210-20-45 or ASC 815-10-45. This information will enable users of an entity’s financial statements to evaluate the effect or potential effect of netting arrangements on an entity’s financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments. The amendment is to be applied retrospectively for all comparative periods presented and is effective for annual periods beginning after January 1, 2013. The Company does not believe the future adoption of ASU 2011-11 will have a significant impact on the consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income.” ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of stockholders’ equity and requires the presentation of components of net income and components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The Company does not believe the future adoption of ASU 2011-5 will have a significant impact on the Company’s consolidated financial statements.

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in GAAP and International Financial Reporting Standards (“IFRS”). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in GAAP and IFRS. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The Company does not believe the future adoption of ASU 2011-04 will have a significant impact on the Company’s consolidated financial statements.

NOTE B – ACQUISITIONS OF MULTIFAMILY APARTMENT COMMUNITIES

During 2011 and 2010, the Company completed various acquisitions of multifamily apartment communities from unrelated sellers. Each acquisition involved the acquisition of the operating real estate, but no management or other business operations were acquired in such acquisitions. The fair value of the net assets acquired and the related purchase price allocation are summarized below.

Fontaine Woods – On May 9, 2011, the Company, through BSF Hawthorne Fontaine, LLC, in which BSF Fontaine, LLC owned a 70% ownership interest prior to the recapitalization, acquired Fontaine Woods, a multifamily apartment community located in Chattanooga, Tennessee. Fontaine Woods contains 263 apartment units in 14 two- and three-story garden-style apartment buildings on 52 acres of land. The purchase price of $13,000,000 was comprised of a mortgage note payable of $9,100,000 (Note F) plus cash of $3,900,000. BSF Hawthorne Fontaine, LLC is a variable interest entity of which, due to the recapitalization transaction, the Company is the primary beneficiary. Accordingly, BSF Hawthorne Fontaine, LLC is consolidated with the Company. From the date of acquisition through December 31, 2011, Fontaine Woods generated revenue of approximately $1,406,000 and a net loss of approximately $872,000.

Trails of Signal Mountain – On May 26, 2011, the Company, through BSF Trails, LLC acquired Trails of Signal Mountain, a multifamily apartment community located in Chattanooga, Tennessee. Trails of Signal Mountain contains 172 apartment units in 12 two- and three-story garden-style apartment buildings on 7 acres of land. The purchase price of $12,000,000 was comprised of a mortgage note payable of $8,317,000 (Note F) plus cash of $3,683,000. From the date of acquisition through December 31, 2011, Trails of Signal Mountain generated revenue of approximately $946,000 and a net loss of approximately $711,000.

Post Oak – On July 28, 2011, the Company, through Post Oak JV, LLC acquired Post Oak, a multifamily apartment community located in Louisville, Kentucky. Post Oak contains 126 apartment units in 19 three story residential apartment buildings located on 5 acres of land. The purchase price of $8,250,000 was comprised of mortgage note payable of $5,277,000 (Note F) plus cash of $2,973,000. From the date of acquisition through December 31, 2011, Post Oak generated revenue of approximately $430,000 and a net loss of approximately $385,000.

Merce – On October 31, 2011, the Company, through Merce Partners, LLC, in which TSP Merce, LLC owned a 67.3% ownership interest prior to the recapitalization, acquired Merce Apartments, a multifamily apartment community located in Dallas, Texas. Merce contains 114 garden-style apartment units in six one- and three-story residential buildings on three acres of land. The purchase price of $8,100,000 was comprised of mortgage note payable of $5,475,000 (Note F) plus cash of $2,625,000. Merce Partners, LLC is a variable interest entity of which, due to the recapitalization, the Company is the primary beneficiary. Accordingly, Merce Partners, LLC is consolidated with the Company. From the date of acquisition through December 31, 2011, Merce generated revenue of approximately $177,000 and a net loss of approximately $244,000. On June 1, 2012, the Company acquired the remaining ownership interest in the entity that owns the property. See Note I for additional information.

Beckanna on Glenwood – On October 31, 2011, the Company, through Beckanna Partners, LLC, in which TSP Beckanna, LLC owned a 66.9% ownership interest prior to the recapitalization, acquired Beckanna on Glenwood, a multifamily apartment community located in Raleigh, North Carolina. Beckanna on Glenwood contains 254 garden-style apartment units in one eight-story residential building located on seven acres of land. The property was purchased subject to a non-cancelable operating ground lease. Fair value of the ground lease was determined by calculating the difference between the annual contract rent and market rent for the remaining initial term of the ground lease. It was determined that this was an unfavorable ground lease. The term of the lease is through March 23, 2055, with the option to extend the lease for five additional ten-year periods (Note H). The purchase price of $9,350,000 was comprised of a mortgage note payable of $6,380,000 (Note F) plus cash of $2,970,000. Beckanna Partners, LLC is a variable interest entity of which, due to the recapitalization, the Company is the primary beneficiary. Accordingly, Beckanna Partners, LLC is consolidated with the Company. From the date of acquisition through December 31, 2011, Beckanna on Glenwood generated revenue of approximately $360,000 and a net loss of approximately $504,000. On June 1, 2012, the Company acquired the remaining ownership interest in the entity that owns the property. See Note I for additional information.

Park at Fox Trails – On December 6, 2011, the Company, through Fox Partners, LLC, in which TSP Fox, LLC owned a 77.2% ownership interest prior to the recapitalization, acquired Park at Fox Trails, a multifamily apartment community located in Plano, Texas. Park at Fox Trails contains 286 garden-style apartment units in 45 one- and two-story residential buildings on 16 acres of land. The purchase price of $21,150,000 was comprised of mortgage note payable of $14,968,000 (Note F) plus cash of $6,182,000. Fox Partners, LLC is a variable interest entity of which, due to the recapitalization, the Company is the primary beneficiary. Accordingly, Fox Partners, LLC is consolidated with the Company. From the date of acquisition through December 31, 2011, Park at Fox Trails generated revenue of approximately $136,000 and a net loss of approximately $385,000. On June 1, 2012, the Company acquired the remaining ownership interest in the entity that owns the property. See Note I for additional information.

Terrace at River Oaks – On December 21, 2011, the Company, through River Oaks Partners, LLC, in which TSP Terrace, LLC owned a 77.5% ownership interest prior to the recapitalization, acquired Terrace at River Oaks, a multifamily apartment community located in San Antonio, Texas. Terrace at River Oaks contains 314 garden-style apartment units in 77 two-story residential buildings on 24 acres of land. The purchase price of $20,410,000 was comprised of a mortgage note payable of $14,300,000 (Note F) plus cash of $6,110,000. River Oaks Partners, LLC is a variable interest entity of which, due to the recapitalization, the Company is the primary beneficiary. Accordingly, River Oaks Partners, LLC is consolidated with the Company. From the date of acquisition through December 31, 2011, Terrace at River Oaks generated revenue of approximately $86,000 and a net loss of approximately $352,000. On June 1, 2012, the Company acquired the remaining ownership interest in the entity that owns the property. See Note I for additional information.

Lakeshore on the Hill – On December 14, 2010, the Company, through BSF-Lakeshore, LLC acquired Lakeshore on the Hills, a multifamily apartment community located in Chattanooga, Tennessee. Lakeshore contains 123 garden-style apartment units in five two- and three-story residential buildings on 12 acres of land. The purchase price of $10,050,000 was comprised of a mortgage note payable of $6,834,000 (Note F) plus cash of $3,216,000. From the date of acquisition through December 31, 2010, Lakeshore on the Hill generated revenue of approximately $57,000 and a net loss of approximately $135,000.

The Estates at Mill Creek – On November 2, 2010, the Company, through BSF-Mill Creek, LLC acquired The Estates at Mill Creek, a multifamily apartment community located in Buford, Georgia. The Estates at Mill Creek contains 259 garden-style apartment units in 11 two-, three- and four-story residential buildings on 29 acres of land. The purchase price of $26,700,000 was comprised of a mortgage note payable of $19,100,000 (Note F) plus cash of $7,600,000. From the date of acquisition through December 31, 2010, The Estates at Mill Creek generated revenue of approximately $460,000 and a net loss of approximately $520,000.

Arbors River Oaks – On June 9, 2010, the Company, through BSF-Arbors River Oaks, LLC acquired Arbors River Oaks, a multifamily apartment community located in Memphis, Tennessee. Arbors River Oaks contains 191 garden-style apartment units in 15 two- and three-story residential buildings on 12 acres of land. The purchase price of $16,275,000 was comprised of mortgage note payable of $8,978,000 (Note F) plus cash of $7,297,000. From the date of acquisition through December 31, 2010, Arbors River Oaks generated revenue of approximately $1,143,000 and net loss of approximately $376,000.

The revenues and results of operations of these properties are included in the consolidated financial statements starting at the date of acquisition for each respective real estate asset. The following unaudited consolidated pro forma information is presented as if we acquired the preceding properties on January 1, 2011 and 2010. The information presented below is not necessarily indicative of what the actual results of operations would have been had we completed these transactions on January 1, 2011 and 2010, nor does it purport to represent our future operations.

	Year Ended December 31,
	2011	2010
Unaudited pro forma financial information:

Pro forma revenue	$24,792,471	$24,318,187

Pro forma net loss	($2,346,425)	($7,953,868)

TRADE STREET RESIDENTIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011 and 2010

2011 Acquisitions

	Fontaine Woods	Trails of Signal Mountain	Post Oak	Merce	Terrace at River Oaks	Park at Fox Trail	Beckanna on Glenwood	TOTAL
Fair Value of Net Assets Acquired	$13,000,000	$12,000,000	$8,250,000	$8,100,000	$20,410,000	$21,150,000	$9,350,000	$92,260,000

Purchase Price	$13,000,000	$12,000,000	$8,250,000	$8,100,000	$20,410,000	$21,150,000	$9,350,000	$92,260,000

Net Assets Acquired/ Purchase Price Allocated:
Land	$1,050,000	$700,000	$1,425,000	$840,000	$3,200,000	$2,720,000	$—	$9,935,000
Site Improvements	$962,884	$761,174	$647,896	$341,801	$1,562,545	$671,705	$712,114	$5,660,119
Building	$10,144,411	$9,815,346	$5,694,913	$6,112,748	$14,719,819	$16,491,395	$15,563,367	$78,541,999
Furniture & Fixtures	$320,000	$360,000	$220,000	$560,000	$300,000	$600,000	$400,000	$2,760,000
In Place Leases	$522,705	$363,480	$262,191	$245,451	$627,636	$666,900	$558,102	$3,246,465
Unfavorable Ground Lease	$—	$—	$—	$—	$—	$—	$(7,883,583)	$(7,883,583)

Total	$13,000,000	$12,000,000	$8,250,000	$8,100,000	$20,410,000	$21,150,000	$9,350,000	$92,260,000

Transaction Costs:

Transaction costs in the amount of $1,862,000 related to the above acquired assets were expensed as incurred during the year ended December 31, 2011. Included in this amount was $891,000 in fees paid to a related party.

TRADE STREET RESIDENTIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011 and 2010

2010 Acquisitions

	Arbors River Oaks	Estates at Mill Creek	Lakeshore on the Hill	TOTAL

Fair Value of Net Assets Acquired	$16,275,000	$26,700,000	$10,050,000	$53,025,000

Purchase Price	$16,275,000	$26,700,000	$10,050,000	$53,025,000

Net Assets Acquired/ Purchase Price Allocated:
Land	$2,387,500	$2,330,000	$1,000,000	$5,717,500
Site Improvements	$242,000	$1,010,060	$—	$1,252,060
Building	$11,520,226	$22,308,090	$8,660,918	$42,489,234
Building Improvements	$1,320,000	$—	$—	$1,320,000
Furniture & Fixtures	$420,200	$462,564	$121,000	$1,003,764
In Place Leases	$385,074	$589,286	$268,082	$1,242,442

Total	$16,275,000	$26,700,000	$10,050,000	$53,025,000

Transaction Costs:

Transaction costs in the amount of $1,102,000 related to the above acquired assets were expensed as incurred during the year ended December 31, 2010. Included in this amount was $548,000 in fees paid to a related party.

TRADE STREET RESIDENTIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE C—REAL ESTATE LOANS

Real estate loans included the following at December 31, 2011:

Borrower	Principal	Accrued Interest and Capitalized Costs	Allowance for loan losses	Total
Venetian Ft. Myers
Associates, LLLP (I&II)	$17,531,930	8,883,194	(15,415,124)	$11,000,000

Real estate loans included the following at December 31, 2010:

Borrower	Principal	Accrued Interest and Capitalized Costs	Allowance for loan losses	Total
Venetian Ft. Myers
Associates, LLLP (I&II)	$17,472,469	8,883,194	(15,355,663)	$11,000,000

Venetian Ft. Myers Associates, LLLP and Venetian Ft. Myers II Associates, LLLP: The mezzanine loan is dated November 30, 2007, bears interest at a rate of 15% per annum and was due September 30, 2009, as amended, and has been in default since that date. The note has a total principal commitment of $17,900,352. The borrower intends to use the proceeds for the development of approximately 13.5 acres of vacant land located in Ft. Myers, Florida. When completed, the project will consist of 436 apartment units in 17 buildings. No periodic interest or principal payments are due until maturity. The borrower is subject to an exit fee equal to the greater of $2,537,000 or 6% of the gross sales price of each unit, retail space or any portion of the land improvement comprising the project. The loan is secured by, among other items, a first priority collateral assignment of the Company’s interests in the borrower. The Company’s management anticipates that the borrower will obtain a senior loan to which the Mezzanine Loan will be subordinate. The amount, terms and conditions of the senior loan are subject to the Company’s approval.

The borrower had been in default and, in accordance with the Company’s rights under the terms of the loan, commenced foreclosure proceedings on the ownership interest of the borrower.

Based upon annual appraisals of the collateral, the carrying value of the loan to Venetian Ft. Myers Associates, LLLP was $11,000,000 as of December 31, 2011 and 2010. The Company has recorded an allowance for loan loss of $15,415,124 and $15,355,663 as of December 31, 2011 and 2010, respectively. The Company recorded an impairment loss related to this real estate loan of approximately $59,000 and $588,000 during the years ended December 31, 2011 and 2010, respectively, to reduce the carrying value to net realizable value (Note I).

NOTE D—INVESTMENT IN PROPERTIES

As of December 31, 2011 and 2010, the Company has several investments in properties. The initial cost and carrying value of investments in properties as of December 31, 2011 are summarized in Schedule III.

An entity that is part of the Company is the sole member and 100% owner of JLC/BUSF Associates, LLC, which owns:

Pointe at Canyon Ridge, Atlanta, GA: Pointe at Canyon Ridge is a multifamily apartment community located in Atlanta Georgia. The property contains 494 garden-style apartment units in 27 two and three-story residential buildings on 38.79 acres of land. The property is encumbered by a mortgage note payable. As of December 31, 2011 and 2010, the principal balance on the note was $27,103,966 and $27,150,000, respectively (Note F). Based on the results of its yearly property appraisal process, the Company did not record any impairment losses related to this real estate investment for the years ended December 31, 2011 and 2010.

An entity that is part of the Company is sole member and 100% owner of BSF-Arbors River Oaks, LLC, which owns:

Arbors River Oaks, Memphis TN: The property is encumbered by a mortgage note payable. As of December 31, 2011 and 2010, the principal balance on the note was $8,978,000 (Note F). Based on the results of its yearly property appraisal process, the Company did not record any impairment losses related to this real estate investment for the years ended December 31, 2011 and 2010.

An entity that is part of the Company is sole member and 100% owner of BSF-Mill Creek, LLC, which owns:

The Estates at Mill Creek, Buford, GA: The property is encumbered by a mortgage note payable. As of December 31, 2011 and 2010, the principal balance on the note was $19,100,000, respectively (Note F). Based on the results of its yearly property appraisal process, the Company did not record any impairment losses related to this real estate investment for the years ended December 31, 2011 and 2010.

An entity that is part of the Company is sole member and 100% owner of BSF-Lakeshore, LLC, which owns:

Lakeshore on the Hills, Chattanooga, TN: The property is encumbered by a mortgage note payable. As of December 31, 2011 and 2010, the principal balance on the note was $6,834,000, respectively (Note F). Based on the results of its yearly property appraisal process, the Company did not record any impairment losses related to this real estate investment for the years ended December 31, 2011 and 2010.

An entity that is part of the Company is the 70% owner of BSF Hawthorne Fontaine, LLC, which owns:

Fontaine Woods, Chattanooga, TN: The property is encumbered by a mortgage note payable. As of December 31, 2011, the principal balance on the note was $9,100,000 (Note F). Based on the results of its yearly property appraisal process, the Company did not record any impairment losses related to this real estate investment for the year ended December 31, 2011.

An entity that is part of the Company is sole member and 100% owner of BSF Trails, LLC, which owns:

Trails of Signal Mountain, Chattanooga, TN: The property is encumbered by a mortgage note payable. As of December 31, 2011, the principal balance on the note was $8,317,000 (Note F). Based on the results of its yearly property appraisal process, the Company did not record any impairment losses related to this real estate investment for the year ended December 31, 2011.

An entity that is part of the Company is the 100% owners of Post Oak JV, LLC, which owns:

Post Oak, Louisville, KY: The property is encumbered by a mortgage note payable. As of December 31, 2011, the principal balance on the note was $5,277,000 (Note F). Based on the results of its yearly property appraisal process, the Company did not record any impairment losses related to this real estate investment for the year ended December 31, 2011.

An entity that is part of the Company is the 67.3% owner of Merce Partners, LLC, which owns:

Merce, Dallas, TX: The property is encumbered by a mortgage note payable. As of December 31, 2011, the principal balance on the note was $5,475,000 (Note F). Based on the results of its yearly property appraisal process, the Company did not record any impairment losses related to this real estate investment for the year ended December 31, 2011.

An entity that is part of the Company is the 66.9% owner of Beckanna Partners, LLC, which owns:

Beckanna on Glenwood, Raleigh, NC: The property is encumbered by a mortgage note payable. As of December 31, 2011, the principal balance on the note was $6,380,000 (Note F). Based on the results of its yearly property appraisal process, the Company did not record any impairment losses related to this real estate investment for the year ended December 31, 2011.

An entity that is part of the Company is the 77.5% owner of River Oaks Partners, LLC, which owns:

Terrace at River Oaks, San Antonio, TX: The property is encumbered by a mortgage note payable. As of December 31, 2011, the principal balance on the note was $14,300,000 (Note F). Based on the results of its yearly property appraisal process, the Company did not record any impairment losses related to this real estate investment for the year ended December 31, 2011.

An entity that is part of the Company is the 77.2% owner of Fox Partners, LLC, which owns:

Park at Fox Trails, Plano, TX: The property is encumbered by a mortgage note payable. As of December 31, 2011, the principal balance on the note was $14,968,000 (Note F). Based on the results of its yearly property appraisal process, the Company did not record any impairment losses related to this real estate investment for the year ended December 31, 2011.

An entity that is part of the Company is sole member and 100% owner of BREF Maitland, LLC and BREF-Maitland GP, LLC, which is the limited partner and 98.92% owner of BREF/BSP Partners/Maitland, LLLP, the owner of Uptown Maitland, in Maitland, FL. In addition, BREF Maitland, LLC is the 100% owner of BREF Maitland GP, LLC. BREF/BSP Partners/Maitland, LLLP is a variable interest entity of which, due to the recapitalization, the Company is the primary beneficiary. Accordingly, BREF/BSP Partners Maitland, LLP is consolidated with the Company. A description of the Uptown Maitland property is as follows:

Uptown Maitland, Maitland, FL: This proposed development project will consist of a minimum of 300 multi-family apartment units and a maximum of 421 multi-family units in four-story buildings along with a minimum of 10,000 square feet and a maximum of 20,000 square feet of ground floor retail space. The property is located on 6.13 acres of land on Orlando Avenue (US 17-92) on land assembled from numerous landowners including the City of Maitland and its Community Redevelopment Association. The property is encumbered by a mortgage note payable. As of December 31, 2011 and 2010, the principal balance on the note was $4,606,346 and $4,832,310, respectively (Note F). The carrying value at December 31, 2011 and 2010 was $10,000,000 and $9,660,000, respectively. Based on the results of its yearly property appraisal process, the Company recorded impairment losses related to this real estate investment of approximately $56,000 and $234,000 for the years ended December 31, 2011 and 2010, respectively.

An entity that is part of the Company is sole member and 100% owner of BREF-Masters Cove, LLC, which owns:

Masters Cove, Winter Park, FL: Masters Cove is a multifamily apartment community located in Winter Park, Florida. The property contains 142 garden-style apartment units in 19 buildings on 8.95 acres of land. The property is encumbered by a mortgage note payable. As of December 31, 2011 and 2010, the principal balance on the note was $9,858,350 and $9,999,970 (Note F). Based on the results of its yearly property appraisal process, the Company recorded impairment losses related to this real estate investment of approximately $347,000 and $316,000 for the years ended December 31, 2011 and 2010, respectively.

An entity that is part of the Company is sole member and 100% owner of BREF/Midlothian, LLC, which owns 100% of MTC-East, LLC, the owner of:

MTC-East, Richmond, VA: The property consists of 8 acres of vacant land, east from the Midlothian Turnpike near Winterfield Road in Richmond, Virginia. Based on the results of its yearly property appraisal process, the Company recorded impairment losses related to this real estate investment of approximately $11,000 and $186,000 for the years ended December 31, 2011 and 2010, respectively.

NOTE E—INVESTMENT IN UNCONSOLIDATED JOINT VENTURE

The Company owns 50% of the membership interests of BSF/BR Augusta JV, LLC (the “JV”), which owns 100% of the membership interests of BSF/BR Augusta, LLC, a legal entity that was formed for the sole purpose of owning the real property known as The Estates at Perimeter. The Estates at Perimeter is a multifamily apartment community located in Augusta, Georgia. The property contains 240 garden-style apartment units contained in ten three-story residential buildings located on approximately 13 acres of land. The Company, through its subsidiaries, acquired its interest in the JV in September 2010 for $3,849,468. The carrying value of this investment is $2,981,691 and $3,536,416 at December 31, 2011 and 2010, respectively. The following is the condensed consolidated financial information of this unconsolidated joint venture as of December 31, 2011 and 2010 and for the year ended December 31, 2011 and the period from the acquisition date of September 1, 2010 through December 31, 2010:

December 31,	2011	2010
Assets:
Real estate investment in an operating property	$23,572,631	$24,196,345
Cash and cash equivalents	284,506	568,856
Other assets	195,233	413,108

Total assets	$24,052,370	$25,178,309

Liabilities and members’ equity:
Mortgage payable	$17,969,000	$17,969,000
Accounts payable and other liabilities	119,989	136,477

Total liabilities	18,088,989	18,105,477
Members’ equity	5,963,381	7,072,832

Total liabilities and members’ equity	$24,052,370	$25,178,309

	Year ended December 31, 2011	Period from September 1, 2010 to December 31, 2010

Revenue	$2,681,509	$931,852
Property Operating Expenses	663,201	255,980
Insurance	43,779	13,764
Taxes	164,079	65,669
Interest Expense	773,378	256,380
Depreciation & Amortization	950,309	606,609
Acquisition Costs	—	359,554

Net Income (loss)	$86,763	$(626,104)

Company share of income (loss) from unconsolidated joint venture activities	$43,381	$(321,075)

The JV follows GAAP and its accounting policies are similar to that of the Company. The Company shares in profits and losses of the JV in accordance with the JV operating agreement. The Company received cash distributions for the years ended December 31, 2011 and 2010 of $598,106 and $0 respectively.

NOTE F—MORTGAGE NOTES PAYABLE

As of December 31, 2011 and 2010, mortgage notes payable collateralized by real estate included in the Company’s real estate investments consisted of the following (Notes B and D):

Description	2011	2010

Pointe at Canyon Ridge, LLC (Pointe at Canyon Ridge)	$27,103,966	$27,150,000

Mortgage note payable, dated October 14, 2008, bears interest at a variable rate of One Month LIBOR plus 3.07% per annum. The note is capped at a maximum interest rate of 7.0%. Interest only payments for the initial 36 months, thereafter monthly principal and interest are payable until maturity. The note is due November 1, 2015. The note contains a prepayment penalty of 3.0% of the amount of principal being prepaid if the prepayment occurs prior to the twelfth installment due date, 2.0% of the amount of principal being prepaid if the prepayment occurs on or after the twelfth but prior to the twenty-fourth installment due date, and 1% of the amount of principal after the twenty-fourth installment due date under the note. There is no prepayment penalty during the last three months of the term. The interest rate at year end 2011 and 2010 was 3.07% and 3.20% respectively.

BSF-Arbors River Oaks, LLC (Arbors River Oaks)	8,978,000	8,978,000

Mortgage note payable, dated June 9, 2010, bears interest at a fixed rate of 4.31% per annum. The note requires interest only monthly payments with a balloon principal payment due at maturity. The note carries a principal prepayment penalty which is the greater of (i) 1.0% of the outstanding principal amount or (ii) the yield maintenance amount for a prepayment occurring before December 31, 2014, or 1.0% of the outstanding principal amount for a prepayment occurring from December 31, 2014 to March 31, 2015. There is no prepayment penalty during the last three months of the term. The note is due on July 1, 2015.

BSF-Mill Creek, LLC (The Estates at Mill Creek)	19,100,000	19,100,000

Mortgage note payable, dated October 29, 2010, bears interest at a fixed rate of 4.67% per annum. The note requires interest only payments for the initial 30 months, thereafter monthly principal and interest are payable until maturity. The note carries a principal prepayment penalty which is the greater of (i) 1.0% of the outstanding principal amount or (ii) the yield maintenance amount for a prepayment occurring before April 30, 2020, or 1.0% of the outstanding principal amount for a prepayment occurring from April 30, 2020 to July 1, 2020. There is no prepayment penalty during the last three months of the term. The note is due November 1, 2020.

BSF-Lakeshore, LLC (Lakeshore on the Hills)	6,834,000	6,834,000

Mortgage note payable, dated December 14, 2010, bears interest at a fixed rate of 4.48% per annum. The note requires interest only payments for the initial 24 months, thereafter monthly principal and interest are payable until maturity. The note carries a principal prepayment penalty which is the greater of (i) 1.0% of the outstanding principal amount or (ii) the yield maintenance amount for a prepayment occurring before June 30, 2017, or 1.0% of the outstanding principal amount for a prepayment occurring from June 30, 2017 to September 30, 2017. There is no prepayment penalty during the last three months of the term. The note is due January 1, 2018.

BSF Hawthorne Fontaine, LLC (Fontaine Woods)	9,100,000	—

Mortgage note payable, dated May 9, 2011, bears interest at a fixed rate of 5.19% per annum. The note requires interest only payments for the initial 24 months, thereafter monthly principal and interest are payable until maturity. The note carries a principal prepayment penalty which is the greater of (i) 1.0% of the outstanding principal amount or (ii) the yield maintenance amount for a prepayment occurring before November 30, 2017, or 1.0% of the outstanding principal amount for a prepayment occurring from November 30, 2017 to February 28, 2018. There is no prepayment penalty during the last three months of the term. The note is due June 1, 2018.

BSF-Trails, LLC (Trails of Signal Mountain)	8,317,000	—

Mortgage note payable, dated May 26, 2011, bears interest at a fixed rate of 4.92% per annum. The note requires interest only payments for the initial 24 months, thereafter monthly principal and interest are payable until maturity. The note carries a principal prepayment penalty which is the greater of (i) 1.0% of the outstanding principal amount or (ii) the yield maintenance amount for a prepayment occurring before November 30, 2017, or 1.0% of the outstanding principal amount for a prepayment occurring from November 30, 2017 to February 28, 2018. There is no prepayment penalty during the last three months of the term. The note is due June 1, 2018.

Post Oak JV, LLC (Post Oak)	5,277,000	—

Mortgage note payable, dated July 28, 2011, bears interest at a variable rate of LIBOR plus 3.18% with a maximum rate cap of 7.41%. The initial interest rate was 3.37% per annum. The variable interest rate can be converted to a fixed rate between years 2 and 6 of the note term. The note requires interest only payments for the initial 24 months, thereafter monthly principal and interest are payable until maturity. The note has a principal prepayment penalty of 5.0% in the first year and 1.0% in subsequent years on the principal prepaid. There is no prepayment penalty during the last three months of the term. The note is due August 1, 2018. The interest rate as of December 31, 2011 was 3.37%.

Merce Partners, LLC (Merce)	5,475,000	—

Mortgage note payable, dated October 31, 2011, bears interest at a variable rate of One Month LIBOR plus 2.93% with a maximum interest rate cap of 7.41%. The initial interest rate was 3.18% per annum. The variable interest rate can be converted to a fixed rate between years 2 and 6 of the note term. The note requires interest only payments for the initial 24 months, thereafter monthly principal and interest are payable until maturity. The note has a principal prepayment penalty of 5.0% in the first year and 1.0% in subsequent years on the prepaid principal amount. There is no prepayment penalty during the last three months of the term. The note is due November 1, 2018. The interest rate as of December 31, 2011 was 3.18%.

Beckanna Partners, LLC (Beckanna on Glenwood)	6,380,000	—

Mortgage note payable, dated October 31, 2011, bears interest at a variable rate of One Month LIBOR plus 2.92% with a maximum interest rate cap of 7.41%. The initial adjustable interest rate was 3.17% per annum. The note interest rate can be converted to a fixed rate between years 2 and 6. The note requires interest only payments for the initial 12 months, thereafter monthly principal and interest are payable until maturity. The note has a principal prepayment penalty of 5.0% in the first year and 1.0% in subsequent years on the principal being prepaid. There is no prepayment penalty during the last three months of the term. The note is due November 1, 2018. The interest rate as of December 31, 2011 was 3.17%.

River Oaks Partners, LLC (Terrace at River Oaks)	14,300,000	—

Mortgage note payable, dated December 21, 2011, bears interest at a fixed rate of 4.32% per annum. Interest only payments for the initial 24 months, thereafter monthly principal and interest are payable until maturity. The note carries a principal prepayment penalty which is the greater of (i) 1.0% of the outstanding principal amount or (ii) the yield maintenance amount for a prepayment occurring before June 30, 2021, or 1.0% of the outstanding principal amount for a prepayment occurring from June 30, 2021 to September 30, 2021. There is no prepayment penalty during the last three months of the term. The note is due January 1, 2022.

Fox Partners, LLC (Park at Fox Trails)	14,968,000	—

Mortgage note payable, dated December 6, 2011, bears interest at a variable rate of LIBOR plus 2.92% with a maximum rate cap of 7.41%. The initial interest rate was 3.19% per annum. The variable interest rate can be converted to a fixed rate between years 2 and 6 of the note term. The note requires interest only payments for the initial 12 months, thereafter monthly principal and interest are payable until maturity. The note has a principal prepayment penalty of 5.0% in the first year and 1.0% in subsequent years on the principal being prepaid. There is no prepayment penalty during the last three months of the term. The note is due January 1, 2019. The interest rate as of December 31, 2011 was 3.19%.

BREF/BSP Partners/Maitland, LLLP (Uptown Maitland)
Mortgage note payable, dated March 1, 2010, bears interest at a fixed rate of 7.00% per annum. Principal and interest payments in the amount of $46,649 were due commencing on April 2, 2010 until February 2, 2012. On February 2, 2012, all unpaid principal and interest became due (Note I). On June 1, 2012, the Company and the lender mutually extended the loan through April 2, 2013. As part of the extension, the Company made a principal reduction of $300,000. During 2011 and 2010 approximately $335,000 and $351,326 of interest incurred under the Maitland note payable was capitalized.	4,606,346	4,832,310

BREF – Masters Cove, LLC
Mortgage note payable, dated October 30, 2010, bears interest at a fixed rate of 5.0% per annum. Monthly principal and interest payments of $53,682 beginning December 18, 2010 are payable until maturity. There is no prepayment penalty during the last three months of the term. The note is due on October 30, 2013.	9,858,350	9,999,970

Total mortgages notes payable	$140,297,662	$76,894,280

Aggregate principal maturities of the mortgage notes payable at December 31, 2011 are as follows:

Year ended	Amount
2012	1,427,089
2013	15,873,992
2014	2,801,643
2015	36,238,255
2016	2,287,011
Thereafter	81,669,672

$140,297,662

The weighted average interest rate on the mortgage notes payable balance outstanding at December 31, 2011 and December 31, 2010, was 4.11% and 4.28%, respectively. The mortgages contain no financial covenants.

NOTE G—TRANSACTIONS WITH RELATED PARTIES

Due From / To Related Parties: Due from related parties as of December 31, 2011 includes a promissory note which was executed between an entity that is part of the Company and BREF, whereby an entity that is part of the Company borrowed $636,251 for the balance due at closing on the purchase of real property - Terrace at River Oaks. The note carried a 12% interest rate due annually and matured on June 21, 2012. On June 1, 2012, this loan was settled by the issuance of 5,302,083 shares of common stock of the Registrant. The remaining amount in due from related parties is comprised of other noninterest bearing receivables from related entities. The balance as of December 31, 2010 is comprised of non-interest bearing receivables from related entities. Due to related parties as of December 31, 2011 and December 31, 2010 are likewise comprised of various noninterest bearing amounts payable to related entities.

Acquisition Fees: Certain entities that are part of the Company paid BSF-TSC GP, LLC, a related party, an acquisition fee of 1% of the gross asset cost for each existing project acquired. Certain entities that are part of the Company paid an entity that is an affiliate of BCOM Investment Manager, LLLP (“Manager”), a related party, an acquisition fee of 1% on the gross asset cost of each operating investment. For development assets, the Company paid a related party an acquisition fee of 1% of the budgeted project costs of the development of applicable real estate investments (50% payable at acquisition and the remainder payable ratably on a monthly basis over the term of the construction or renovation period).

During the years ended December 31, 2011 and 2010, entities that are part of the Company paid $891,282 and $548,496 respectively in acquisition and development fees to related parties which are charged to operations as described above.

Support Services: During the periods presented, an entity under common control provided the Company with certain general and administrative support services, for which the entity under common control allocated costs of approximately $497,700 and $449,100 for the years ended December 31, 2011 and 2010, respectively. Effective June 1, 2012, general and administrative costs are incurred and paid directly by the Company. If the Company had paid these expenses directly prior to June 1, 2012, the Company’s historical results of operations may have been different. As a result, the accompanying historical consolidated statements of operations may not necessarily be indicative of operations for future periods.

Class B Return:

During the year ended December 31, 2011, entities that are part of the Company acquired four properties through newly created joint ventures. Each joint venture is legally organized as a Limited Liability Company (LLC), co-owned by an entity that is part of the Company as a Class A Member and a third party as the Class B Member. The membership ownership interests are presented in the following table:

JOINT VENTURE	PROPERTY	CLASS A MEMBER	CLASS B MEMBER	CLASS B RETURN
Merce Partners, LLC	Merce Apartments	TSP Merce, LLC	FC Merce, LLC	Current – 10.5%
Ownership-%		67.304%	32.696%	Total – 18%
Beckanna Partners, LLC	Beckanna Apartments	TSP Beckanna, LLC	FC Beckanna, LLC	Current – 10.5%
Ownership-%		66.901%	33.099%	Total – 18%
Fox Partners, LLC	Fox Trails	TSP Fox, LLC	FC Fox Trails, LLC	Current – 10.5%
Ownership-%		77.247%	22.753%	Total – 18%
River Oaks Partners, LLC	Terrace at River Oaks	TSP Terrace, LLC	FC River Oaks, LLC	Current – 10.5%
Ownership-%		77.519%	22.481%	Total – 18%

The purpose of each joint venture is to engage in the following activities: (1) the acquisition, (2) ownership, (3) management, and (4) operation of each of the properties listed in the above table.

Current Class B Return:

The Class B Member is required to receive a “Current Class B Return” at the above percentage. Distributions of cash flow are made monthly with priority first to Class B Members until such class B members have received distributions of cash flow in an amount equal to their respective unpaid current Class B return until it is paid in full. Upon full payment to Class B members, remaining cash distributions are made to the Class A Members. Total Current Class B return distributions made in 2011 was $35,083. Total Accrued Current Class B Return as of December 31, 2011 was $11,719.

Total Class B Return

Net cash proceeds in connection with capital transactions and/or in connection with the liquidation of the joint ventures shall be distributed first to the Class B Members for their respective unpaid Current Class B Return, then to the Class B Members for their respective unpaid Accrued Class B Return until it is paid in full. The Accrued Class B Return is the difference between the Total Return at the applicable rate as presented in the above table less all distributions of the Current Class B Return. There were no capital transactions and no liquidation of the joint ventures during 2011.

There were no contributions or distributions for the year ending December 31, 2011 or 2010.

NOTE H—COMMITMENTS

Property Management Agreements: Entities that are part of the Company have entered into property management agreements with third parties. The property management agreements generally commence at the acquisition date of each multifamily real estate investment and have initial terms of twelve months. At the expiration of the initial terms, the agreements shall continue in effect until terminated by either party upon thirty days’ notice and provide for monthly management fees that range from 3.0% to 4.0% of gross monthly collections of rent. The total property management fees for the years ended December 31, 2011 and 2010 were approximately $768,000 and $278,000 and are included in property operating expenses in the accompanying consolidated statements of operations.

Operating Lease: As a result of the purchase of the Beckanna property on October 31, 2011, an entity that is part of the Company assumed a non-cancelable operating ground lease. The term of the lease is through March 23, 2055, with the option to extend the lease for five additional ten year periods, from the expiration date of the initial term of the lease. Rent expense incurred under this operating lease amounted to approximately $227,000 for the period from October 31, 2011 (acquisition date) through December 31, 2011. The payments related to this operating lease are expensed on a straight-line basis and the lease expense is recorded in property operating expenses in the consolidated statement of operations. Also required is recognition of amortization of the Unfavorable Ground Lease Obligation over its respective term. Amortization expense for 2011, in the amount of approximately $31,000, is recorded in the consolidated statement of operations in property operations.

The following is a summary of approximate future minimum rentals under the non-cancellable operating lease as well as future amortization of the Unfavorable Ground Lease Obligation as of December 31, 2011:

Year Ending December	Future Rentals	Future Amortization

2012	$792,000	$183,339
2013	792,000	183,339
2014	792,000	183,339
2015	851,400	183,339
2016	871,200	183,339
Thereafter	55,859,075	6,936,331

	$59,957,675	$7,853,026

NOTE I—SUBSEQUENT EVENTS

Definitive Agreement to Contribute Assets:

As discussed in Note A, on April 23, 2012, TSPFI, BREF, Trade Street Capital, Feldman and certain other parties named therein entered into that Certain Contribution Agreement (the “Agreement”) to sell, transfer or dispose of certain assets comprising the real estate and management function of TSPFI and BREF in exchange for shares of common and preferred stock in Feldman and preferred units in the Operating Partnership.

On June 1, 2012, the transactions contemplated by the Agreement were consummated. Specifically:

•

TSPFI and BREF contributed to the Operating Partnership all of their respective interests in 12 operating properties, its investment in a joint venture, a promissory note, and the development assets in exchange for an aggregate of 509,546,444 shares of Feldman common stock and 173,326 shares of Feldman Class A preferred stock. In addition, a joint venture partner in one of the operating properties contributed to the Operating Partnership all of its interest in such operating property in exchange for an aggregate of 7,930,223 shares of Feldman common stock.

•

Feldman issued to stockholders of record as of May 17, 2012, as a special distribution, warrants to purchase an aggregate of 20,882,196 shares of Feldman common stock, which warrants are exercisable for a period of two years following listing of the Company’s common stock on a national securities exchange at an exercise price of $0.144 per share, subject to adjustment for any other stock splits, stock distributions and other capital changes.

•

Feldman declared a special distribution payable to stockholders of record as of May 17, 2012, in an amount equal to $0.05 per share, payable on the earlier of (A) five business days after the date Feldman’s subsidiary, Ohio River Valley LLC, sold the retained parcel of land commonly known as the “Northgate Parcel” or (B) July 16, 2012. As the Northgate Parcel was not sold prior to July 16, 2012, the special distribution was paid in 6,351,032 shares of Feldman common stock on July 16, 2012.

•

Trade Street Capital and its owners contributed to the Operating Partnership all of their ownership interests in the Adviser and TS Manager, LLC in exchange for (i) 81,919,848 common units, (ii) 98,304 Class B preferred units, and (iii) 98,304 Class C preferred units of the Operating Partnership.

•

Feldman issued 750,000 shares of our common stock having a value of $90,000 to Brandywine Financial Services Corp. as payment in full of a termination payment due upon termination of the management services agreement between Feldman and Brandywine. Feldman also issued 800,000 shares of our common stock to former officers.

•	Trade Street Property Management, LLC, the property management company owned by Trade Street Capital, was contributed for no additional consideration.

TSPFI and BREF have other ownership interests that were not contributed to Trade Street Residential, Inc. in the recapitalization transaction and, therefore, these financial statements are not intended to represent the consolidated financial position, or results of operations, of TSPFI and BREF but rather, that of the Company.

Subsequent to this transaction, Feldman changed its name to Trade Street Residential, Inc.

Foreclosure of Mortgage on Venetian Ft. Myers

On February 19, 2012, BREF Venetian, LLC, as the lender, completed foreclosure proceedings on Venetian Ft. Myers Associates, LLLP and took possession of the underlying property, The Venetian. The $11,000,000 carrying value of the loan at December 31, 2011 was the carrying value of the property at the time of possession, which also equaled the appraised value.

Maitland Loan Extension

On June 1, 2012, the Maitland mortgage loan discussed above in Note F was extended by 12 months and will mature on April 2, 2013. The interest rate remains at 7.0% with monthly principal and interest payments of $46,649 with all remaining principal and accrued interest due at maturity.

Pointe at Canyon Ridge Loan

On June 1, 2012, the loan for the Pointe at Canyon Ridge property was refinanced with a new loan with a variable interest rate of 4.75% plus One Month LIBOR with a floor of 6%. The new loan totals $26,400,000 and matures on May 31, 2013 with interest payments until maturity.

Private Placement

In May 2012, the Company entered into Stock Subscription Agreements with 13 investors (including the Chief Executive Officer and certain directors) for the purchase of 26,750,000 shares of common stock at $0.10 per share, for a total of $2,675,000, $2,175,000 of which was paid to the Company in June 2012, and the remaining $500,000 which was paid in July 2012. The shares were issued in August 2012. The shares issued pursuant to the private placement are unregistered and subject to restrictions regarding their transfer.

Sale of Mill Creek

On August 28, 2012, the Company entered into a Purchase and Sale Agreement to sell its ownership interest in the Mill Creek property for $27,500,000, including the assumption by the buyer of a mortgage for $19,100,000.

Redemption of Noncontrolling Interest

On June 1, 2012, four property owning companies owned by the Company entered into agreements with the Class B noncontrolling interest holders of such companies for the purchase of the noncontrolling interest by the Company for total consideration of $7,652,000. The consideration is payable 2/3 on September 15, 2012 and 1/3 on December 31, 2012. The agreement specifies that late payments will be subject to interest at monthly rates ranging from 1.5% to 2.5%. The scheduled payments due on September 15 were not made on as of September 15 and started to accrue interest on that date.

Sunnyside Loan

On October 2, 2012, BSP/Sunnyside, LLC (“Sunnyside”) executed a Settlement Stipulation, which provides Sunnyside or its related party assignee the option, for a non-refundable fee of $150,000, to acquire its delinquent loan (with a principal balance of $4,497,031 as of June 30, 2012) from its lender within 120 days for the net amount of $1,450,000, after a credit of the $150,000 paid for the option. If the option is exercised within 120 days, the lender will not take any further legal action to enforce the note and mortgage. If the closing does not occur within 120 days, Sunnyside stipulates to the entry of a final judgment of foreclosure. On October 2, 2012, Sunnyside assigned the option to the Company.

Acquisition

On August 10, 2012, the Company entered into a definitive purchase and sale agreement to acquire a property in the amount of $22.4 million. The acquisition is expected to close before December 31, 2012.

Other Subsequent Events

The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through November 9, 2012, the date the financial statements were available to be issued. Other than the items mentioned above, there were no events requiring disclosure or adjustment to the consolidated financial statements.

SCHEDULE III – Real Estate Assets and Accumulated Depreciation for the year ended December 31, 2011

				Initial cost
Property	City	State	Encumbrances	Land and improvements	Building and improvements	Costs capitalized subsequent to acquisition	Furniture & Fixtures	Gross amounts at close of period	Accumulated depreciation	Year built/renovated	Year of acquisition	Depreciable lives in years
The Pointe at Canyon Ridge Apartments	Sandy Springs	GA	27,103,966	16,689,020	16,717,928	564,620	2,260,642	36,232,210	1,487,865	1986/2007	September-08	10-40
Arbors River Oaks Apartments	Memphis	TN	8,978,000	2,629,500	12,840,226	342,942	501,004	16,313,672	672,869	1990/2010	June-10	10-40
The Estates at Mill Creek Apartments	Buford	GA	19,100,000	3,340,060	22,308,091	69,512	534,677	26,252,340	823,891	2001	November-10	10-40
Lakeshore on the Hill Apartments	Chattanooga	TN	6,834,000	1,000,000	8,660,918	96,991	161,379	9,919,288	346,459	1969/2005	December-10	10-40
Fontaine Woods Apartments	Chattanooga	TN	9,100,000	2,012,884	10,144,411	474,895	453,674	13,085,864	338,232	1981/2011	May-11	10-40
The Trails of Signal Mountain Apartments	Chattanooga	TN	8,317,000	1,461,174	9,815,346	107,768	372,291	11,756,579	279,989	1975	May-11	10-40
Post Oak Place	Louisville	KY	5,277,000	2,072,896	5,694,913	112,005	241,065	8,120,879	118,239	1982/2005	July-11	10-40
Merce Apartments	Addison	TX	5,475,000	1,181,801	6,112,748	—	560,000	7,854,549	65,916	1991/2007	October-11	10-40
Beckanna on Glenwood Apartments	Raleigh	NC	6,380,000	712,114	15,563,367	—	400,000	16,675,481	107,123	1963/2006	October-11	10-40
Park at Fox Trails	Plano	TX	14,968,000	3,391,705	16,491,395	—	602,910	20,486,010	44,474	1981	December-11	10-40
Terrace at River Oaks	San Antonio	TX	14,300,000	4,762,545	14,719,819	—	300,000	19,782,364	19,274	1982/1983	December-11	10-40
Oak Reserve	Winter Park	FL	9,858,349	4,149,909	6,697,801	152,289	992,801	11,992,800	646,878	1972/2007	September-08	10-40
Uptown Maitland	Maitland	FL	4,606,346	6,133,251	—	3,868,332		10,001,583	—	TO BUILD	June-08	N/A
MTC East	Richmond	VA	—	7,783,412	—	385,952		8,169,364	—	TO BUILD	August-09	N/A

			140,297,661	57,320,271	145,766,963	6,175,306	7,380,443	216,642,983	4,951,209

Reconciliation of real estate owned:

	2011	2010
Balance at January 1	117,727,401	65,821,583
Additions/improvements	99,521,905	53,033,283
Reduction - impairments	(606,322)	(1,127,465)

Balance at December 31	216,642,983	117,727,401

Reconciliation of accumulated depreciation

	2011	2010
Balance at January 1	1,453,008	515,838
Depreciation expense	3,675,028	1,328,222
Reduction - impairments	(176,826)	(391,052)

Balance at December 31	4,951,209	1,453,008

REPORT OF INDEPENDENT AUDITORS

To Trade Street Residential, Inc.

Aventura, Florida

We have audited the accompanying statement of revenues and certain expenses (as described in Note 2) of Beckanna on Glenwood (the “Property”) for the year ended December 31, 2010. This statement of revenues and certain expenses is the responsibility of the Property’s management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in a registration statement on Form S-11 of Trade Street Residential, Inc. as described in Note 2, and is not intended to be a complete presentation of the Property’s revenues and expenses.

In our opinion, the statement referred to above presents fairly, in all material respects, the revenues and certain expenses, as described in Note 2 of Beckanna on Glenwood for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Mallah Furman

Miami, Florida
September 18, 2012

Beckanna on Glenwood

Statements of Revenues and Certain Expenses

For the Nine Months Ended September 30, 2011 (unaudited)

and the Year Ended December 31, 2010

	For the Nine Months Ended September 30, 2011 (unaudited)	Year Ended December 31, 2010

Revenues:
Rental revenue	$1,515,360	$1,971,485
Other property income	85,257	131,650

Revenues- Total	1,600,617	2,103,135

Certain expenses:
Ground lease rent	1,019,826	1,359,768
Payroll and benefits	202,437	268,864
Repairs and maintenance	85,257	160,998
Real estate taxes	118,753	154,970
Utilities	60,624	88,094
General and administrative	41,237	63,186
Other property operating expenses	49,449	59,260

Certain Expenses- Total	1,577,583	2,155,140

Revenues in excess of certain expenses (expenses in excess of revenues)	$23,034	$(52,005)

The accompanying notes are an integral part of this financial statement.

Beckanna on Glenwood

Notes to Statements of Revenues and Certain Expenses

NOTE 1. DESCRIPTION OF OPERATIONS

The accompanying statements of revenues and certain expenses include the operations of Beckanna on Glenwood (the “Property”), a 254 unit rental apartment complex contained in one, eight story residential building, located in Raleigh, North Carolina. This Property was acquired by Trade Street Property Fund I, LP on October 31, 2011 and was approximately 94% and 96% occupied as of December 31, 2010 and September 30, 2011, respectively.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying statements of revenues and certain expenses have been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended. These statements of revenues and certain operating expenses are not intended to be complete presentation of the actual operations of the Property for the applicable periods, as certain expenses which may not be compatible to the expenses to be incurred in the proposed future operations of the Property have been excluded. Expenses excluded consist of interest expense, depreciation, amortization and third party property management fees. Management is not aware of any material factors related to the Property other than those discussed that would cause the statements of revenues and certain expenses not indicative of future operating results.

Use of estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that in certain circumstances may affect the reported revenues and certain expenses. Actual results could materially differ from these estimates.

Revenue recognition

The residential property is leased under operating leases with terms of generally one year or less. Rental revenues from residential leases, which include periods of free rent and/or scheduled increases of rental rates over the term of the lease are recognized on the straight-line basis.

Under the terms of the residential leases, residents are obliged to reimburse the Property for certain services and utility usage, principally trash removal, water and electricity, where the Property is the primary obligor to the local public utility entities and service providers. These reimbursements are offset against utilities expense in the accompanying statements of revenues and certain operating expenses. The reimbursements for the year ended December 31, 2010 and the nine months ended September 30, 2011 were approximately $63,000 and $60,000, respectively

Operating expenses

Operating expenses represent the direct expenses of operating the Property and consist primarily of ground lease rent, payroll and benefits, repairs and maintenance, real estate taxes, utilities and other operating expenses that are expected to continue in the proposed future operations of the Property.

Beckanna on Glenwood

Notes to Statements of Revenues and Certain Expenses (Continued)

NOTE 3. COMMITMENTS AND CONTINGENCIES

The Property leases its land under a non-cancellable ground lease. The term of the lease is through March 23, 2055, with the option to extend the ground lease for five additional ten year periods, Rent expense recorded on the straight line basis for the year ended December 31, 2010 and the nine months ended September 30, 2011 was $1,359,768 and $1,019,826, respectively.

The following is a summary of future minimum rental payments under the non-cancellable ground lease:

Year Ending December	Future Rentals

2011	$792,000
2012	792,000
2013	792,000
2014	792,000
2015	851,400
Thereafter	56,730,271

$60,749,671

The Property is also a party to various contracts with third parties for certain services and maintenance. Some of these contracts may span more than one year in duration. The total amount of these commitments has not been determined.

The Property is not presently involved in any material litigation, nor, to our knowledge is any material litigation threatened against the Property, other than routine litigation arising in the ordinary course of business such as disputes with tenants. The Property believes that the costs and related liabilities, if any, which may result from such actions will not materially affect the Property’s operating results.

NOTE 4. SUBSEQUENT EVENTS

Property management has evaluated events and transactions for potential recognition or disclosure through September 18, 2012, the date these financial statements were available to be issued. Management has determined that there are no subsequent events or transactions to report.

REPORT OF INDEPENDENT AUDITORS

To Trade Street Residential, Inc.

Aventura, Florida

We have audited the accompanying statement of revenues and certain expenses (as described in Note 2) of Mercé Apartments (the “Property”) for the year ended December 31, 2010. This statement of revenues and certain expenses is the responsibility of the Property’s management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in a registration statement on Form S-11 of Trade Street Residential, Inc. as described in Note 2, and is not intended to be a complete presentation of the Property’s revenues and expenses.

In our opinion, the statement referred to above presents fairly, in all material respects, the revenues and certain expenses, as described in Note 2 of Mercé Apartments for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Mallah Furman

Miami, Florida
September 18, 2012

Mercé Apartments

Statements of Revenues and Certain Expenses

For the Nine Months Ended September 30, 2011 (unaudited)

and the Year Ended December 31, 2010

	For the Nine Months Ended September 30, 2011 (unaudited)	Year Ended December 31, 2010

Revenues:
Rental revenue	$663,292	$806,840
Other property income	73,797	78,986

Revenues- Total	737,089	885,826

Certain expenses:
Payroll and benefits	102,341	125,591
Real estate taxes	91,179	119,446
Utilities	40,511	55,853
General and administrative	35,330	52,907
Repairs and maintenance	25,016	24,298
Other property operating expenses	29,090	38,493

Certain Expenses- Total	323,467	416,588

Revenues in excess of certain expenses	$413,622	$469,238

The accompanying notes are an integral part of this financial statement.

Mercé Apartments

Notes to Statements of Revenues and Certain Expenses

NOTE 1. DESCRIPTION OF OPERATIONS

The accompanying statements of revenues and certain expenses include the operations of Mercé Apartments (the “Property”), a 114 unit rental apartment complex contained in 6, one and three story garden style apartment buildings, located in Dallas, Texas. This Property was acquired by Trade Street Property Fund I, LP on October 31, 2011 and was approximately 95% and 98% occupied as of December 31, 2010 and September 30, 2011, respectively.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying statements of revenues and certain expenses have been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended. These statements of revenues and certain operating expenses are not intended to be complete presentation of the actual operations of the Property for the applicable periods, as certain expenses which may not be compatible to the expenses to be incurred in the proposed future operations of the Property have been excluded. Expenses excluded consist of interest expense, depreciation, amortization, third party property management fees and certain owner expenses. Management is not aware of any material factors related to the Property other than those discussed that would cause the statements of revenues and certain expenses not indicative of future operating results.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that in certain circumstances may affect the reported revenues and certain expenses. Actual results could materially differ from these estimates.

Revenue recognition

The residential property is leased under operating leases with terms of generally one year or less. Rental revenues from residential leases, which include periods of free rent and/or scheduled increases of rental rates over the term of the lease are recognized on the straight-line basis.

Under the terms of the residential leases, residents are obliged to reimburse the Property for certain utility usage, principally water and electricity, where the Property is the primary obligor to the local public utility entities. These utility reimbursements from the residents are included in other property income in the accompanying statements of revenues and certain operating expenses. The utility reimbursements for the year ended December 31, 2010 and the nine months ended September 30, 2011 were approximately $39,200 and $31,500, respectively

Operating expenses

Operating expenses represent the direct expenses of operating the Property and consist primarily of payroll and benefits, utilities repairs and maintenance, real estate taxes and other operating expenses that are expected to continue in the proposed future operations of the Property.

Mercé Apartments

Notes to Statements of Revenues and Certain Expenses (Continued)

NOTE 3. COMMITMENTS AND CONTINGENCIES

The Property is a party to various contracts with third parties for certain services and maintenance. Some of these contracts may span more than one year in duration. The total amount of these commitments has not been determined.

The Property is not presently involved in any material litigation, nor, to our knowledge is any material litigation threatened against the Property, other than routine litigation arising in the ordinary course of business such as disputes with tenants. The Property believes that the costs and related liabilities, if any, which may result from such actions will not materially affect the Property’s operating results.

NOTE 4. SUBSEQUENT EVENTS

Property management has evaluated events and transactions for potential recognition or disclosure through September 18, 2012, the date these financial statements were available to be issued. Management has determined that there are no subsequent events or transactions to report.

REPORT OF INDEPENDENT AUDITORS

To Trade Street Residential, Inc.

Aventura, Florida

We have audited the accompanying statement of revenues and certain expenses (as described in Note 2) of Park at Fox Trails (the “Property”) for the year ended December 31, 2010. This statement of revenues and certain expenses is the responsibility of the Property’s management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in a registration statement on Form S-11 of Trade Street Residential, Inc. as described in Note 2, and is not intended to be a complete presentation of the Property’s revenues and expenses.

In our opinion, the statement referred to above presents fairly, in all material respects, the revenues and certain expenses, as described in Note 2 of Park at Fox Trails for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Mallah Furman

Miami, Florida
September 18, 2012

Park at Fox Trails

Statements of Revenues and Certain Expenses

For the Nine Months Ended September 30, 2011 (unaudited)

and the Year Ended December 31, 2010

	For the Nine Months Ended September 30, 2011 (unaudited)	Year Ended December 31, 2010

Revenues:
Rental revenue	$1,818,704	$2,303,000
Other property income	258,508	337,817

Revenues- Total	2,077,212	2,640,817

Certain expenses:
Real estate taxes	249,963	331,125
Utilities	253,534	321,507
Payroll and benefits	226,074	312,696
General and administrative	83,933	117,854
Repairs and maintenance	74,587	102,953
Other property operating expenses	70,905	107,084

Certain Expenses-Total	958,996	1,293,219

Revenues in excess of certain expenses	$1,118,216	$1,347,598

The accompanying notes are an integral part of this financial statement.

Park at Fox Trails

Notes to Statements of Revenues and Certain Expenses

NOTE 1. DESCRIPTION OF OPERATIONS

The accompanying statements of revenues and certain expenses include the operations of Park at Fox Trails (the “Property”), a 286 unit rental apartment complex contained in 45, one and two story garden style apartment buildings, located in Plano, Texas. This Property was acquired by Trade Street Property Fund I, LP on December 6, 2011 and was approximately 95% and 94% occupied as of December 31, 2010 and September 30, 2011, respectively.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying statements of revenues and certain expenses have been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended. These statements of revenues and certain operating expenses are not intended to be complete presentation of the actual operations of the Property for the applicable periods, as certain expenses which may not be compatible to the expenses to be incurred in the proposed future operations of the Property have been excluded. Expenses excluded consist of interest expense, depreciation, amortization and third party property management fees. Management is not aware of any material factors related to the Property other than those discussed that would cause the statements of revenues and certain expenses not indicative of future operating results.

Use of estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that in certain circumstances may affect the reported revenues and certain expenses. Actual results could materially differ from these estimates.

Revenue recognition

The residential property is leased under operating leases with terms of generally one year or less. Rental revenues from residential leases, which include periods of free rent and/or scheduled increases of rental rates over the term of the lease are recognized on the straight-line basis.

Under the terms of the residential leases, residents are obliged to reimburse the Property for certain utility usage, principally water and electricity, where the Property is the primary obligor to the local public utility entities. These utility reimbursements from the residents are included in other property income in the accompanying statements of revenues and certain operating expenses. The utility reimbursements for the year ended December 31, 2010 and the nine months ended September 30, 2011 were approximately $182,700 and $119,700, respectively

Operating expenses

Operating expenses represent the direct expenses of operating the Property and consist primarily of payroll and benefits, utilities, repairs and maintenance, real estate taxes and other operating expenses that are expected to continue in the proposed future operations of the Property.

Park at Fox Trails

Notes to Statements of Revenues and Certain Expenses (Continued)

NOTE 3. COMMITMENTS AND CONTINGENCIES

The Property is a party to various contracts with third parties for maintenance and certain services. Some of these contracts may span more than one year in duration. The total amount of these commitments has not been determined.

The Property is not presently involved in any material litigation, nor, to our knowledge is any material litigation threatened against the Property, other than routine litigation arising in the ordinary course of business such as disputes with tenants. The Property believes that the costs and related liabilities, if any, which may result from such actions will not materially affect the Property’s operating results.

NOTE 4. SUBSEQUENT EVENTS

Property management has evaluated events and transactions for potential recognition or disclosure through September 18, 2012, the date these financial statements were available to be issued. Management has determined that there are no subsequent events or transactions to report.

REPORT OF INDEPENDENT AUDITORS

To Trade Street Residential, Inc.

Aventura, Florida

We have audited the accompanying statement of revenues and certain expenses (as described in Note 2) of Trails at Signal Mountain (the “Property”) for the year ended December 25, 2010. This statement of revenues and certain expenses is the responsibility of the Property’s management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in a registration statement on Form S-11 of Trade Street Residential, Inc. as described in Note 2, and is not intended to be a complete presentation of the Property’s revenues and expenses.

In our opinion, the statement referred to above presents fairly, in all material respects, the revenues and certain expenses, as described in Note 2 of Trails at Signal Mountain for the year ended December 25, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Mallah Furman

Miami, Florida

September 18, 2012

Trails at Signal Mountain

Statements of Revenues and Certain Expenses

For the Three Months Ended March 25, 2011 (unaudited)

and the Year Ended December 25, 2010

	For the Three Months Ended March 25, 2011 (unaudited)	Year Ended December 31, 2010

Revenues:
Rental revenue	$360,552	$1,410,987
Other property income	26,003	107,693

Revenues- Total	386,555	1,518,680

Certain expenses:
Payroll and benefits	50,707	216,445
Real estate taxes	45,465	181,860
General and administrative	13,913	57,090
Utilities	26,255	107,172
Other property operating expenses	22,275	86,067
Repairs and maintenance	7,385	46,237

Certain Expenses-Total	166,000	694,871

Revenues in excess of certain expenses	$220,555	$823,809

The accompanying notes are an integral part of this financial statement.

Trails at Signal Mountain

Notes to Statements of Revenues and Certain Expenses

NOTE 1. DESCRIPTION OF OPERATIONS

The accompanying statements of revenues and certain expenses include the operations of Trails at Signal Mountain (the “Property”), a 172 unit rental apartment complex contained in 12, two and three story garden style apartment buildings, located in Chattanooga, Tennessee. This Property was acquired by Trade Street Property Fund I, LP on May 26, 2011 and was 97% and 95% occupied as of December 25, 2010 and March 25, 2011, respectively.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying statements of revenues and certain expenses have been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended. These statements of revenues and certain operating expenses are not intended to be complete presentation of the actual operations of the Property for the applicable periods, as certain expenses which may not be compatible to the expenses to be incurred in the proposed future operations of the Property have been excluded. Expenses excluded consist of interest expense, depreciation, amortization, third party property management fees and certain owner expenses. Management is not aware of any material factors related to the Property other than those discussed that would cause the statements of revenues and certain expenses not indicative of future operating results.

Use of estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that in certain circumstances may affect the reported revenues and certain expenses. Actual results could materially differ from these estimates.

Revenue recognition

The residential property is leased under operating leases with terms of generally one year or less. Rental revenues from residential leases, which include periods of free rent and/or scheduled increases of rental rates over the term of the lease are recognized on the straight-line basis.

Under the terms of the residential leases, residents are obliged to reimburse the Property for certain utility usage, principally water and electricity, where the Property is the primary obligor to the local public utility entities. These utility reimbursements from the residents are included in other property income in the accompanying statements of revenues and certain operating expenses. The utility reimbursements for the year ended December 25, 2010 and the three months ended March 25, 2011 were approximately $32,800 and $9,700, respectively

Operating expenses

Operating expenses represent the direct expenses of operating the Property and consist primarily of payroll and benefits. utilities repairs and maintenance, insurance property taxes and other operating expenses that are expected to continue in the proposed future operations of the Property.

Trails at Signal Mountain

Notes to Statements of Revenues and Certain Expenses (Continued)

NOTE 3. COMMITMENTS AND CONTINGENCIES

The Property is a party to various contracts with third parties for maintenance and certain services. Some of these contracts may span more than one year in duration. The total amount of these commitments has not been determined.

The Property is not presently involved in any material litigation, nor, to our knowledge is any material litigation threatened against the Property, other than routine litigation arising in the ordinary course of business such as disputes with tenants. The Property believes that the costs and related liabilities, if any, which may result from such actions will not materially affect the Property’s operating results.

NOTE 4. SUBSEQUENT EVENTS

Property management has evaluated events and transactions for potential recognition or disclosure through September 18, 2012, the date these financial statements were available to be issued. Management has determined that there are no subsequent events or transactions to report.

Until             ,                  (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Sandler O’Neill + Partners, L.P.

                    ,

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.	Other Expenses of Issuance and Distribution

The following table itemizes the costs and expenses expected to be incurred by us in connection with the registration, issuance and distribution of the common stock being registered hereunder. All expenses, except the SEC registration fee, the FINRA filing fee and the NASDAQ listing fee are estimated.

SEC Registration Fee	$
FINRA Filing Fee	$
NASDAQ Listing Fee		*
Printing and Engraving Expenses		*
Legal Fees and Expenses		*
Transfer Agent and Registrar Fees		*
Accounting Fees and Expenses		*
Miscellaneous		*

Total		*

*	To be completed by amendment.

Item 32.	Sales to Special Parties

None.

Item 33.	Recent Sales of Unregistered Securities

Recapitalization Transaction

In connection with a recapitalization transaction on June 1, 2012, we and our operating partnership issued the following securities that were not registered under the Securities Act of 1933, as amended (the “Securities Act”). The securities were issued in reliance on the exemption set forth in Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D thereunder.

•

The Trade Street Funds contributed to our operating partnership all of their respective interests in the entities that own the Operating Properties and the Land Investments. In exchange for the Operating Properties and the Land Investments, we issued an aggregate of 509,546,444 shares of our common stock and 173,326 shares of our Class A preferred stock to the Trade Street Funds. In addition, a joint venture partner in one of the Operating Properties contributed to our operating partnership all of its interest in the entity that owns such Operating Property in exchange for an aggregate of 7,930,223 shares of our common stock.

•	We issued to stockholders of record as of May 17, 2012, as a special distribution, warrants to purchase an aggregate of 20,882,196 shares of our common.

•

On July 16, 2012, we issued an aggregate of 6,351,030 shares of common stock to the pre-recapitalization stockholders of record as of May 17, 2012 as a special distribution declared on May 17, 2012 in connection with the recapitalization. In connection with the special distribution, our operating partnership issued 6,351,030 common units to us.

•	We issued 750,000 shares of our common stock to Brandywine as payment in full of a termination payment due upon termination of the management services agreement between Feldman and Brandywine.

•

Our operating partnership issued to us 532,719,146 common units in our operating partnership, which equals the number of shares of our common stock outstanding immediately after the recapitalization, and 173,326 Class A preferred units in our operating partnership, which equals the number of shares of Class A preferred stock outstanding immediately after the recapitalization.

•

Trade Street Adviser GP, Inc., Trade Street Capital and Mr. Baumann and his wife contributed to our operating partnership all of their ownership interests in Trade Street Investment Adviser, LLLP and TS Manager, LLC in exchange for the issuance by our operating partnership of (i) 81,919,848 common units, (ii) 98,304 Class B preferred units and (iii) 98,304 Class C preferred units.

Private Placement

On August 7, 2012, we sold 26,750,000 shares of our common stock in a private placement at a price equal to $0.10 per share to certain individuals with pre-existing relationships with us and members of our senior management team. The shares were sold in reliance on the exemption set forth in Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D thereunder. Each of the purchasers has represented to us that he, she or it is an “accredited investor” as defined in Rule 501 under the Securities Act.

Item 34.	Indemnification of Directors and Officers

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (i) the actual receipt of an improper benefit or profit in money, property or services or (ii) active and deliberate dishonesty established by a final judgment and material to the cause of action. Our charter contains a provision that eliminates our directors’ and officers’ liability to the maximum extent permitted by Maryland law.

Maryland law requires a Maryland corporation unless its charter provides otherwise, which our charter does not, to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	an act or omission of the director or officer was material to the matter giving rise to the proceeding and:

•	was committed in bad faith; or

•	was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a Maryland corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•

a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

Our charter and our bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director or officer who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity; or

•

any individual who, while a director or officer of our company and at our company’s request, serves or has served another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner, trustee, member or manager and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity.

Our charter and bylaws also permit us, subject to approval from our board of directors, to indemnify and advance expenses to any person who served a predecessor of our company in any of the capacities described above and to any employee or agent of our company or a predecessor of our company.

The operating partnership agreement provides that we, as general partner through our wholly owned subsidiary, and our officers and directors are indemnified to the fullest extent permitted by Delaware law.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Furthermore, our officers and directors are indemnified against specified liabilities by the underwriters, and the underwriters are indemnified against certain liabilities by us, under the underwriting agreement relating to this offering. See “Underwriting.”

In addition, we will enter into indemnification agreements with each of our executive officers and directors whereby we indemnify such executive officers and directors to the maximum extent permitted by Maryland law against all expenses and liabilities, subject to limited exceptions. These indemnification agreements will also provide that upon an application for indemnity by an executive officer or director to a court of appropriate jurisdiction, such court may order us to indemnify such executive officer or director.

Item 35.	Treatment of Proceeds From Stock Being Registered

None of the proceeds will be contributed to an account other than the appropriate capital share account.

Item 36.	Financial Statements and Exhibits

(a) Financial Statements. See page F-1 for an index of the financial statements included in the Registration Statement.

(b) Exhibits. The attached Exhibit Index is incorporated herein by reference.

Item 37.	Undertakings

(a)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b)	The undersigned registrant hereby further undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Aventura, State of Florida, on the      day of             , 2012.

Trade Street Residential, Inc.
(Registrant)

By:
Michael Baumann, Chairman and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Michael Baumann and Bert Lopez, and each of them, as his attorney-in-fact and agent, with full power of substitution and resubstitution for him in any and all capacities, to sign any or all amendments or post-effective amendments to this registration statement, or any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters and hereby ratifying and confirming all that such attorney-in-fact and agent or his substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

Chairman and Chief Executive Officer (principal executive officer)
Michael Baumann		, 2012

Chief Financial Officer (principal financial officer and principal accounting officer)
Bert Lopez		, 2012

Director
James Boland		, 2012

Director
Randolph C. Coley		, 2012

Director
Lewis Gold		, 2012

SIGNATURE	TITLE	DATE

Director
David Levin		, 2012

Director
Mack D. Pridgen III		, 2012

Director
Sergio Rok		, 2012

Index to Exhibits

Exhibit No.	Description

1.1*	Form of Underwriting Agreement

3.1.1*	Articles of Amendment and Restatement of Trade Street Residential, Inc.

3.2*	Third Amended and Restated Bylaws of Trade Street Residential, Inc.

5.1*	Opinion of Venable LLP

8.1*	Opinion of Bass, Berry & Sims PLC

10.1*	Agreement of Limited Partnership of Trade Street Operating Partnership, LP

10.2*	Contribution Agreement by and among Trade Street Property Fund I, LP, Trade Street Capital, LLC, Feldman Mall Properties, Inc., Feldman Equities Operating Partnership, LP, and BCOM Real Estate Fund, LLC, dated April 23, 2012

10.3*	First Amendment to Contribution Agreement, dated June 1, 2012

10.4*	Warrant Agreement

10.5*	Form of Warrant

10.6*	Multifamily Loan and Security Agreement (Non-Recourse) by and between Fox Partners, LLC and Red Mortgage Capital, LLC, dated December 6, 2011

10.7*	Multifamily Loan and Security Agreement (Non-Recourse) by and between River Oaks Partners, LLC and Walker & Dunlop, LLC, dated December 21, 2011

10.8*	Loan Agreement by and between Pointe at Canyon Ridge, LLC and NXT Capital, LLC, dated June 1, 2012

10.9*	Multifamily Note by BSF/BR Augusta, LLC in favor of CWCapital LLC, dated September 1, 2010

10.10*	Multifamily Deed to Secure Debt, Assignment of Rents and Security Agreement by BSF/BR Augusta, LLC in favor of CWCapital LLC, dated September 1, 2010

10.11*	Multifamily Note by BSF Mill Creek, LLC in favor of CWCapital LLC, dated October 29, 2010

10.12*	Multifamily Deed to Secure Debt, Assignment of Rents and Security Agreement by BSF Mill Creek, LLC in favor of CWCapital LLC, dated October 29, 2010

10.13+*	Equity Incentive Plan

10.14+*	Form of LTIP Award Agreement

10.15+*	Form of Employment Agreement with Michael Baumann

10.16+*	Form of Employment Agreement with Bert Lopez

10.17+*	Form of Employment Agreement with Ryan Hanks

21.1*	List of subsidiaries of Trade Street Residential, Inc.

23.1*	Consent of Grant Thornton LLP

23.2*	Consent of Berkowitz Pollack Brant

23.3*	Consent of Mallah Furman

23.4*	Consent of Venable LLP (included in Exhibit 5.1)

23.5*	Consent of Bass, Berry & Sims PLC (included in Exhibit 8.1)

24.1	Power of Attorney (included on the signature page hereto)

*	To be filed by amendment.
+	Denotes a management contract or compensatory plan or arrangement.